5/15

07023571

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of East Asia Ltd

*CURRENT ADDRESS

PROCESSED
MAY 21 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 23443 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/16/07

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Directors proposed to amend the Articles of Association to, inter alia, clarify existing practices of the Bank and codify certain existing requirements under the law. The Directors proposed these amendments with a view to increasing the flexibility of certain internal matters of the Bank and to bring them more in line with market practices. Certain minor housekeeping amendments to the Articles of Association will also be proposed.

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of passing a special resolution at the 2007 AGM. A circular containing, inter alia, information on the proposed amendments to the Articles of Association and notice of the 2007 AGM is to be despatched to the Shareholders upon publication of this announcement.

The directors of The Bank of East Asia, Limited (the "Bank") (the "Directors") proposed to amend the existing Articles of Association of the Bank (the "Articles of Association") to, inter alia, clarify existing practices of the Bank and codify certain existing requirements under the law. The Directors proposed these amendments with a view to increasing the flexibility of certain internal matters of the Bank and to bring them more in line with market practices. Certain minor housekeeping amendments to the Articles of Association will also be proposed at the Annual General Meeting of the Bank to be held on Thursday, 12th April, 2007 (the "2007 AGM").

Summary of the major changes to the Articles of Association include the following:

(a) whilst the Articles of Association already allowed the Board to receive payments made by the Shareholders in advance of any call on Shares, the Board shall also be given the power to repay any amount paid by a Shareholder in advance of call on Shares;

(b) without prejudice to any right or remedy that the Bank has under the law, in the event that the Bank is made liable by any authority to make any payment such as tax or duty as a result of the death of a Shareholder, the non-payment of duty in respect of the estate of a Shareholder after his death or the non-payment of tax by a Shareholder, the Bank shall be fully indemnified by the relevant Shareholder or the administrator of his estate against such payment made by the Bank;

(c) it is proposed to clarify that upon the forfeiture of Shares held by a Shareholder, subject to certain exceptions, the interests, claims and demands of such Shareholder against the Bank shall be extinguished;

(d) the Board shall be given the power to postpone a general meeting if it is impractical or unreasonable to hold the meeting on the designated date;

(e) the Board shall be given the power to send proxy in blank or nominating any one or more Directors or any other persons to act as proxy;

(f) it is proposed to clarify that a proxy shall have the power to demand a poll at a general meeting and to vote on a resolution proposed at a general meeting as he thinks fit and speak at a general meeting;

(g) it is proposed to clarify that an instrument of proxy shall remain to be valid notwithstanding (i) the death or insanity of the Shareholder who appointed the proxy; or (ii) the revocation of a proxy or the transfer of the Shares in respect of which the proxy was appointed if such death, insanity, revocation or transfer was not notified to the Bank before the commencement of the general meeting at which the instrument of proxy will be used;

(h) it is proposed to clarify that minutes of a general meeting or Board meeting signed by the chairman of such meeting or the next succeeding meeting shall constitute sufficient evidence of the holding of the meeting and the matters passed at the meeting, unless the contrary is proved;

(i) in respect of payment of dividend by the Bank, in addition to providing a right to the Shareholders to elect to receive scrip dividend or cash payment, the Shareholders may instead resolve that only scrip dividend will be made without the right to elect;

(j) in order to bring the Bank's practice more in line with market practices and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Board shall have the power to exclude, from the entitlement to receive scrip dividend or a right to elect to receive scrip dividend or cash payment, Shareholders in jurisdictions where the allotment of Shares might in the opinion of the Board be unlawful or would require registration formalities to be carried out. Instead, such Shareholders would only be entitled to receive cash payment for the dividend; and

(k) it is proposed to clarify that any person who becomes entitle to a Share by way of transfer, operation of law or any other means shall be bound by the notice given to the person from whom he derived his title at a time before his name is entered into the register of Shareholders of the Bank.

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of passing a special resolution at the 2007 AGM. A circular containing, inter alia, information on the proposed amendments to the Articles of Association together with a notice convening the 2007 AGM is to be despatched to the Shareholders upon publication of this announcement.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 12th March, 2007.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); the Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and the Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

South China Morning Post 25th April 2007

RECEIVED

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

ANNOUNCEMENT – DISCLOSEABLE TRANSACTION
Investment in AFH

The Board announces that on 24 April 2007, the Bank entered into the Agreement with AFH in respect of its investment in AFH. Pursuant to the Agreement, the Bank (or one or more of its Affiliates) will subscribe for the New Shares to be issued by AFH and purchase the Existing Shares from the Vendors. Upon Completion, the Bank (or one or more of its Affiliates) will be interested in approximately 25% of the Enlarged Share Capital of AFH.

The Transaction constitutes a discloseable transaction for the Bank under Chapter 14 of the Listing Rules. A circular containing further details of the Transaction will be despatched to the shareholders of the Bank as soon as practicable.

The Bank is pleased to announce that on 24 April 2007, the Bank entered into the Agreement with AFH in respect of its investment in AFH.

The Agreement
Date: 24 April 2007
Parties: (1) the Bank
(2) AFH

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, AFH and its ultimate beneficial owners, including the Vendors, are third parties independent of the Bank and the Bank's connected persons and are not connected persons of the Bank.

Subscription and purchase of Shares

Pursuant to the Agreement, the Bank (or one or more of its Affiliates) will subscribe for the New Shares to be issued by AFH and purchase the Existing Shares from the Vendors. The Bank (or one or more of its Affiliates) will negotiate with the relevant shareholders of AFH for the sale of the Existing Shares to the Bank, hence the identity of the Vendors is yet to be determined.

Upon Completion, the Bank (or one or more of its Affiliates) will be interested in approximately 25% of the Enlarged Share Capital of AFH.

Issue and purchase price

The subscription price per New Share and the purchase price per Existing Share payable by the Bank (or one or more of its Affiliates) shall each be an amount equal to the higher of (a) 1.3 times of the NTA per Share; or (b) the par value of each Share.

The pricing formula on the subscription price per New Share and the purchase price per Existing Share was arrived at arm's length among the Bank and AFH with reference to the NTA per Share and the par value of each Share. As the exact percentage of Shares to be subscribed and acquired by the Bank has not been determined, the actual amount of consideration payable by the Bank under the Transaction has not been finalised. The estimated amount of consideration payable by the Bank under the Transaction is approximately HK$1,863,000,000.

The terms for payment of the subscription price for the New Shares and the purchase price for the Existing Shares will be agreed by the relevant parties in the Share Subscription Agreement and the Share Sale and Purchase Agreement respectively. The consideration payable under the Transaction will be financed by the Bank's internal resources.

Definitive Agreements

The Bank (or one or more of its Affiliates) will enter into (a) a definitive Share Subscription Agreement with AFH with respect to the subscription of the New Shares and (b) a definitive Share Sale and Purchase Agreement with the Vendors with respect to the purchase of the Existing Shares. AFH shall use its best endeavour to procure the Vendors to enter into the Share Sale and Purchase Agreement with the Bank (or one or more of its Affiliates).

Conditions

The Definitive Agreements will be conditional upon, among other things, the receipt of written approvals with respect to the Transaction from:

(a) the board of directors of AFH and the Board;
(b) the shareholders of AFH;
(c) Bank Negara Malaysia, the central bank of Malaysia;
(d) Securities Commission of Malaysia; and
(e) any other applicable regulatory authority in Malaysia, Hong Kong or elsewhere.

An announcement will be made by the Bank as soon as the Definitive Agreements have been entered into.

Information on the Bank

The Bank is a licensed bank incorporated and domiciled in Hong Kong. The principal activities of the Bank and its subsidiaries are the provision of banking and related financial services and business, corporate and investor services.

Information on AFH

AFH is a company incorporated in Malaysia and is regulated by the Bank Negara Malaysia, the central bank of Malaysia. It was listed on the main board of Bursa Malaysia Securities Berhad, the stock exchange of Malaysia, on 4 November 1991. The principal activity of AFH is investment holding. The principal activities of its subsidiaries are commercial banking, hire purchase business, Islamic banking, investment banking, stock-broking, money broking, fund and unit trusts management. The principal activity of its jointly controlled entity and associate is underwriting of life insurance business and general insurance business respectively.

Based on the audited consolidated financial statements of AFH for the year ended 31 December 2006 prepared under the Malaysian FRS, the net profits of AFH before and after taxation and zakat (an Islamic concept of tithing and alms on the Islamic banking business) but before minority interests were approximately RM314,411,000 (equivalent to approximately HK$716,857,000) and RM226,918,000 (equivalent to approximately HK$517,373,000) respectively. Based on the audited consolidated financial statements of AFH for the year ended 31 December 2005 prepared under the Malaysian FRS, the net profits of AFH before and after taxation and zakat but before minority interests for the year ended 31 December 2005 were approximately RM326,538,000 (equivalent to approximately HK$744,507,000) and RM251,538,000 (equivalent to approximately HK$573,507,000) respectively. The audited consolidated net asset value of AFH was approximately RM3,476,843,000 (equivalent to approximately HK$7,927,202,000) as at 31 December 2006.

Reasons for and benefits of the Transaction

The Transaction is in line with the business strategy of the Bank to grow its business organically through mergers and acquisitions as and when the Board sees appropriate. The Board believes that the investment in AFH will further strengthen the Bank's international markets.

In connection with the Transaction, the Bank intends to enter into other collaborative agreements with AFH to enable their co-operation in the development and operation of AFH's banking business.

The Directors believe that, the Transaction is entered into on normal commercial terms and the terms of the Transaction are fair and reasonable and in the interest of the shareholders of the Bank as a whole.

General

The Transaction constitutes a discloseable transaction of the Bank under Chapter 14 of the Listing Rules. A circular containing further information on the Transaction will be despatched to the shareholders of the Bank as soon as practicable. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, AFH and its ultimate beneficial owners, including the Vendors, are third parties independent of the Bank and the Bank's connected persons and are not connected persons of the Bank.

Definitions

Unless the context requires otherwise, terms used in this announcement shall have the following meanings:

"Affiliates"	with respect to a corporation, means any corporation that is controlled by, controls or is under common control with that corporation and includes (i) a related corporation of the first-mentioned corporation; and (ii) any corporation where the first-mentioned corporation and its related corporations together, directly or indirectly, have an interest of 20% or more of its voting share capital
"AFH"	AFFIN Holdings Berhad, a company incorporated in Malaysia and the ordinary shares of which are listed on the main board of Bursa Malaysia Securities Berhad, the stock exchange of Malaysia
"Agreement"	the legally binding agreement dated 24 April 2007 entered into between the Bank and AFH in respect of the Bank's investment in AFH
"Bank"	The Bank of East Asia, Limited, a company incorporated in Hong Kong and the ordinary shares of which are listed on the main board of the Stock Exchange
"Board"	the board of Directors
"Completion"	the completion of the issue, allotment and subscription of the New Shares and the sale and purchase of the Existing Shares to be agreed by the relevant parties in the Share Subscription Agreement and the Share Sale and Purchase Agreement respectively
"connected persons"	as defined in the Listing Rules
"control"	with respect to a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of such corporation
"Definitive Agreements"	the Share Subscription Agreement and the Share Sale and Purchase Agreement
"Directors"	directors of the Bank
"Enlarged Share Capital"	the enlarged share capital of AFH, after taking into account the issue and allotment of the new Shares (including the New Shares to be issued and allotted pursuant to the Share Subscription Agreement) and assuming all outstanding stock options and warrants issued by AFH are exercised and all other outstanding convertible securities which are convertible into new Shares, if any, are converted
"Existing Shares"	the relevant existing Shares currently held by the Vendors to be purchased by the Bank (or one or more of its Affiliates) pursuant to the Share Sale and Purchase Agreement
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Malaysian FRS"	the Financial Reporting Standards issued by the Malaysian Accounting Standards Board
"New Shares"	the new Shares to be allotted and issued by AFH to the Bank (or one or more of its Affiliates) pursuant to the Share Subscription Agreement
"NTA per Share"	the amount equal to the consolidated net asset value based on AFH's audited consolidated financial statements for the year ended 31 December 2006 minus goodwill over the total number of Shares issued and paid-up as at 31 December 2006
"RM"	Malaysian Ringgit, the lawful currency of Malaysia
"Share Sale and Purchase Agreement"	the definitive share sale and purchase agreement to be entered into between the Bank (or one or more of its Affiliates) and the Vendors in respect of the sale and purchase of the Existing Shares
"Share Subscription Agreement"	the definitive share subscription agreement to be entered into between the Bank (or one or more of its Affiliates) and AFH in respect of the issue, allotment and subscription of the New Shares
"Shares"	ordinary shares of par value of RM1.00 each in the share capital of AFH
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the transactions contemplated under the Agreement
"Vendors"	the relevant shareholders holding the Existing Shares

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 24 April 2007.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

For illustration purpose only, translation of RM to HK$ is based on the rate of RM1 to HK$2.28. No representation is made that such amount was or could be exchanged at such rate.

082-03443

BEA 東亞銀行

(Stock Code 股份代號: 23)

Bank of East Asia Ltd

ARIS
12-31-06

ANNUAL REPORT 2006 年報

CONTENTS 目錄

CORPORATE PROFILE
本行簡介

OUR MISSION 使命宣言

We at BEA strive to provide best in class financial services, always demanding the highest standard of professionalism and integrity of ourselves. With a commitment to quality of service, we focus on satisfying customer needs. We aim to grow, together with our customers, our shareholders and our colleagues.

東亞銀行竭力提供最卓越的金融服務，遵行最高之專業和誠信準則。我們承諾提高服務質素，致力滿足客戶之需要。並以與客戶、股東、員工與時並進為目標。

Since its incorporation in 1918, The Bank of East Asia ("BEA") has remained steadfast in its dedication to providing quality banking and financial services to its customers in Hong Kong, Greater China, and overseas. BEA is Hong Kong's largest independent local bank, with total consolidated assets of HK$294.2 billion (US$37.83 billion) as of 31st December, 2006. The Bank is listed on the Stock Exchange of Hong Kong and is one of the constituent stocks of the Hang Seng Index.

BEA serves customers through a global network of over 180 outlets covering Hong Kong and the rest of Greater China, the United States, Canada, the United Kingdom, the British Virgin Islands, and Southeast Asia. The Bank currently has more than 7,800 employees around the world.

BEA delivers comprehensive retail and commercial banking services through its Personal Banking, Corporate Banking, Wealth Management, Investment Banking, China, and International divisions. Products and services include deposit-taking, foreign currency savings, retail investment and wealth management services, mortgage loans, consumer loans, credit cards, Cyberbanking, bancassurance, Mandatory Provident Fund services, trade finance, syndication loans, remittances, and foreign exchange margin trading.

The BEA Group's subsidiaries further enhance BEA's total offering, ensuring the delivery of customised, total solutions that meet the increasingly diverse and sophisticated needs of a burgeoning customer base. As the Group's insurance arm and underwriter, Blue Cross (Asia-Pacific) Insurance Limited provides comprehensive insurance coverage for individual and corporate customers. Tricor Group is a leading professional provider of integrated business, corporate, and investor services in Asia that helps clients build their businesses by offering outsourced expertise in business support functions.

With a history spanning nearly 90 years, BEA will continue to focus its efforts on serving its customers and achieving its vision of becoming the preferred bank linking Hong Kong with the rest of Greater China and Chinese communities overseas.

東亞銀行成立於1918年，一直竭誠為香港、大中華以至海外客戶，提供優質的銀行和金融服務；現為全港最大的獨立本地銀行，於2006年12月31日的綜合資產總額達港幣2,942億元(378.3億美元)。本行於香港聯合交易所上市，為恒生指數成份股之一。

本行在全球設有逾180個營運據點，遍及香港、大中華、美國、加拿大、英國、英屬處女群島、東南亞等國家和地區，聘用逾7,800名員工。

本行提供多元化的零售和商業銀行服務，下設個人銀行、企業銀行、財富管理、投資銀行、中國業務、國際業務等部門；產品和服務涵蓋存款、外幣儲蓄、零售投資和財富管理、按揭貸款、私人貸款、信用卡、電子網絡銀行服務、銀行保險、強制性公積金、貿易融資、銀團貸款、匯款、外匯孖展交易等。

此外，本行亦透過集團附屬公司進一步完善業務範圍，以適切而全面的方案，配合日益壯大的客戶群的需要。藍十字(亞太)保險有限公司為集團拓展保險業務，承保各類保險，讓個人和企業客戶享有周全保障。卓佳集團在亞洲的商務、企業和投資者服務業界中居領導地位，全力以其外判支援服務，協助客戶開拓商機。

憑藉近90年的優良傳統，本行矢志繼往開來，在全力服務客戶的同時，實現本行成為香港、大中華和海外華人首選銀行的目標。

FINANCIAL HIGHLIGHTS
財務摘要

	2006 HK$ Million 港幣百萬元	2005 HK$ Million 港幣百萬元	Change 變動 %百分率
Profitability 盈利能力			
Total operating income 經營收入總額	**7,564**	5,953	+27.1
Profit attributable to equity holders of the Group 可歸屬於集團股東溢利	**3,435**	2,749	+24.9
Balance Sheet Strength 資產負債狀況			
Advances to customers 客戶貸款	**166,178**	138,744	+19.8
Total consolidated assets 綜合資產總額	**294,202**	238,799	+23.2
Total deposits 存款總額	**216,523**	182,326	+18.8
Total equity 股東權益總額	**27,645**	24,405	+13.3
Earnings and Dividends Per Share 每股盈利及股息			
Basic earnings 基本盈利	**HK$2.24**	HK$1.83	+22.4
Dividends 股息	**HK$1.46**	HK$1.26	+15.9
Key Ratios 主要比率			
Loan to deposit ratio 貸款對存款比率	**76.7%**	76.1%	
Cost to income ratio 成本對收入比率	**45.8%**	50.2%	
Average liquidity ratio 平均流動資金比率	**44.0%**	39.3%	
Capital adequacy ratio 資本充足比率	**14.2%**	17.4%	

FIVE-YEAR FINANCIAL SUMMARY



TOTAL EQUITY 股東權益總額
HK$ Million
港幣百萬元
30,000
25,000
20,000
15,000
10,000
5,000
18,831*
20,126*
21,859*
24,405
27,645
2002
2003
2004
2005
2006



ADVANCES TO CUSTOMERS / CUSTOMER DEPOSITS / TOTAL CONSOLIDATED ASSETS
客戶貸款／客戶存款／綜合資產總額
HK$ Million
港幣百萬元
Advances to Customers 客戶貸款
Customer Deposits 客戶存款
Total Consolidated Assets 綜合資產總額
300,000
275,000
250,000
225,000
200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
108,409
141,662
185,414
102,909
155,421
198,476
117,259
163,738
210,370
138,744
175,895
238,799
166,178
209,524
294,202
2002
2003
2004
2005
2006

5 年財務概要



PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE GROUP
可歸屬於集團股東溢利
HK$ Million
港幣百萬元
3,500
3,000
2,500
2,000
1,500
1,000
500
1,270
1,922
2,348*
2,749
3,435
2002
2003
2004
2005
2006

FIVE-YEAR COMPARISON 5 年比較

	2002 HK$ Million 港幣百萬元	2003 HK$ Million 港幣百萬元	2004 HK$ Million 港幣百萬元	2005 HK$ Million 港幣百萬元	2006 HK$ Million 港幣百萬元
Total equity 股東權益總額	18,831*	20,126*	21,859*	24,405	27,645
Customer deposits 客戶存款	141,662	155,421	163,738	175,895	209,524
Debt instruments issued 已發行債務證券	10,277	5,527	4,179	6,431	6,999
Advances to customers 客戶貸款	108,409	102,909	117,259	138,744	166,178
Total consolidated assets 綜合資產總額	185,414	198,476	210,370	238,799	294,202
Loan to deposit ratio 貸款對存款比率	71%	64%	70%	76%	77%
Profit attributable to equity holders of the Group 可歸屬於集團股東溢利	1,270	1,922	2,348*	2,749	3,435
Earnings per share 每股盈利	HK$0.88	HK$1.32	HK$1.59*	HK$1.83	HK$2.24
Dividends per share 每股股息	HK$0.56	HK$0.85	HK$1.08	HK$1.26	HK$1.46

* Restated due to changes in accounting policies.

* 因會計政策變更而重報。

CHAIRMAN'S STATEMENT

I am pleased to inform shareholders that Mr. Stephen Charles Li Kwok-sze was appointed a Non-executive Director of the Bank on 1st May, 2006. Mr. Li is a member of the Institute of Chartered Accountants in England and Wales. He currently holds directorships in several funds managed by INTL Consilium, LLC. He has over 16 years experience in investment banking, having held senior capital markets positions with international investment banks in London and Hong Kong. I am confident that the valuable contribution of Mr. Li will lead to the further success of BEA.

Mr. Chan Kay-cheung, an Executive Director of the Bank, will retire from the Bank with effect from 1st May, 2007 and he will also resign as a Director of the Bank on the same date. Mr. Chan has spent his entire career with the Bank. He joined the Bank in 1965; was appointed a Director in 1996 and was promoted to Deputy Chief Executive in 1997. Altogether, he has served the Bank for over 41 years. He has played a significant role in the Bank's growth, particularly with regard to the development of the Bank's information technology systems and expansion into the Mainland. On behalf of the Board, I take this opportunity to extend our gratitude to Mr. Chan for his invaluable contribution to BEA over the past four decades, and wish him every happiness, good health and success for the future.

In 2006, BEA Group achieved a profit after tax of HK$3,486 million, representing an increase of HK$700 million, or 25.1%, over that of HK$2,786 million in 2005. Basic earnings per share were HK$2.24. Return on average assets and return of average equity were 1.3% and 13.7% respectively.

As at 31st December, 2006, total consolidated assets were HK$294,202 million, an increase of HK$55,403 million over the position at the end of 2005. Advances to customers stood at HK$166,178 million, representing 56.5% of total consolidated assets. Customer deposits were HK$209,524 million, while certificates of deposit and subordinated debt issued stood at HK$15,153 million. The loan-to-deposit ratio was 76.7%, compared with 76.1% at the end of 2005. Total equity increased by 13.3% to HK$27,645 million.



DIVIDENDS FOR THE LAST 5 YEARS 過往5年股息紀錄
HK$'000
港幣千元
2,400,000
2,200,000
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
808,717
1,243,889
1,609,019
1,902,343
2,264,651
2002
2003
2004
2005
2006

主席報告書

本人欣然向各位股東宣佈，李國仕先生於2006年5月1日獲委任為本行非執行董事。李先生是英國及威爾斯特許會計師公會會員。他現為INTL Consilium, LLC所管理的數個基金的董事。他在投資銀行方面擁有超過16年經驗，並曾出任倫敦及香港國際投資銀行資本市場要職。本人深信李先生定能為本行作出寶貴貢獻，協助本行臻取更大成就。

本行執行董事陳棋昌先生將於2007年5月1日榮休，並在同日退任本行董事。陳先生在東亞銀行建立其終身事業，於1965年加入本行，96年獲委任為董事，97年獲擢升為副行政總裁，服務本行逾41年。對於本行的業務增長，陳先生一直擔當重要角色，特別在開發本行資訊科技系統和拓展內地業務方面建樹尤多。本人謹代表董事會感謝陳先生40多年來對本行的卓越貢獻，也特此祝願他身心康泰、事事如意。

東亞銀行集團在2006年錄得除稅後溢利達港幣34億8,600萬元，與2005年溢利港幣27億8,600萬元相比，增加港幣7億元，或25.1%。每股基本盈利為港幣2.24元。平均資產回報率和平均股本回報率分別為1.3%和13.7%。

在2006年12月31日的綜合資產總額達港幣2,942億200萬元，較2005年同日數字上升港幣554億300萬元。客戶貸款為港幣1,661億7,800萬元，佔綜合資產總額的56.5%。客戶存款為港幣2,095億2,400萬元。存款證和後償票據總額為港幣151億5,300萬元。貸款對存款比率為76.7%，於2005年底為76.1%。股東權益總額上升13.3%，至港幣276億4,500萬元。



Dr. The Hon. Sir David LI Kwok-po
Chairman and Chief Executive
主席兼行政總裁
李國寶爵士

At the forthcoming Annual General Meeting, to be held on Thursday, 12th April, 2007, the Directors will propose a final dividend of HK$1.03 per share, which, together with the interim dividend of HK$0.43 per share paid in September 2006, will constitute a total dividend of HK$1.46 per share for the full year. This represents an increase of 15.9% over the total dividend of HK$1.26 per share for the year 2005. Shareholders whose names are on the Register of Members at the close of business on Friday, 16th March, 2007 will be entitled to the proposed final dividend. The final dividend will be paid in cash, with an option to receive new, fully paid shares in lieu of cash. This scrip dividend scheme is conditional upon the passing of the relevant resolution at the Annual General Meeting, and the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval to the listing of and permission to deal in the new shares. Details of the scrip dividend and the election form will be sent to shareholders on or about Friday, 16th March, 2007. The dividend warrants and the share certificates for the scrip dividend will be sent to shareholders by ordinary mail on or about Friday, 13th April, 2007.

In 2006, the operating environment in Hong Kong continued to improve. Loan demand increased with the strong growth of the local economy and the strengthening labour market. Income from securities brokerage increased significantly, owing to the higher IPO and stock market activity. On the other hand, Hong Kong banks continue to experience very thin interest margins, due to high liquidity in the banking system and fierce competition. The overall asset quality of the Banks' portfolio remained healthy in 2006, as the worldwide and local economies continued to sustain the growth momentum.

The Bank is well positioned to take advantage of growth opportunities in 2007. The Bank is alert to the potential for slower economic growth in overseas markets, particularly in the United States. Nevertheless, loan demand and business opportunities are expected to increase over the coming year, as a result of the recent liberalisation of the rules governing the operation of foreign banks in Mainland China.

In 2006, BEA continued to grow and develop new business lines. Looking to the future, the Bank will continue to diversify by actively developing its wealth management business, including private banking and structured products, and other potential businesses to meet customers' needs. BEA will continue to leverage the market leading position of Tricor's corporate services and share registration business to develop new business opportunities. The Bank will also actively promote Blue Cross insurance products and maintain its effective cross-selling initiatives. In addition to pursuing organic growth, the Bank will continue to identify potential opportunities for acquisitions and strategic alliances.

BEA's business in Mainland China continued to grow significantly in 2006. BEA obtained a preliminary approval from the China Banking Regulatory Commission for the establishment of a locally incorporated bank on the Mainland. Establishment of a local subsidiary paves the way for offering retail Renminbi banking services to individual Chinese citizens on the Mainland. In order to take full advantage of this new business opportunity, BEA will continue to expand its branch network and develop new products and services in China.

Outside Hong Kong and China, BEA will continue to develop its unique niche within the overseas Chinese communities in the United States, Canada, United Kingdom and South East Asia.

BEA has made good progress in enhancing its operating efficiencies in recent years. This process is ongoing, and during 2007 the Bank will identify opportunities for further efficiency improvement, including relocation of back-office operations to the Mainland and branch rationalisation. Further efficiency gains will be achieved by streamlining work practices in Hong Kong. BEA is among the pioneers in introducing work practices based on the new Basel II Capital Accord systems, and is well prepared for the implementation of Basel II in 2007. BEA will continue to invest to streamline systems, strengthen corporate governance and enhance risk management, with the aim of further raising the quality standard of its services.

David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 8th February, 2007

董事會將於2007年4月12日（星期四）舉行的股東周年常會上，建議派發末期股息每股港幣1.03元。連同2006年9月派發的中期股息每股港幣0.43元，全年每股將合共派發股息港幣1.46元，相比2005年全年派發的股息每股港幣1.26元，升幅為15.9%。在2007年3月16日（星期五）辦公時間結束時名列本行股東名冊的股東，將獲派發上述建議末期股息。此末期股息將以現金派發，惟股東可選擇收取已繳足股款的新股以代替現金。是項以股代息計劃須待股東在周年常會上通過有關決議案，並得香港聯合交易所有限公司上市委員會批准所發行的新股上市買賣方可作實。以股代息計劃的詳情將連同有關選擇表格約於2007年3月16日（星期五）寄予各股東。有關股息單和以股代息的股票約於2007年4月13日（星期五）以平郵寄予股東。

2006年香港營商環境續見改善，隨著本地經濟強勁增長和勞工市場好轉，貸款需求有所增加。證券經紀業務受惠於初次公開招股活動和股市交投增加，收入顯著上升。鑒於銀行體系資金充裕和競爭激烈，本地銀行業的息差依然非常狹窄，然而環球和本地經濟增長勢頭持續，令銀行界整體資產質素得以保持穩健。

本行現已準備就緒，全力掌握在2007年的增長契機，縱然對海外市場，特別是美國，今年的經濟放緩趨勢有所警惕，但亦預期中國內地近期對外資銀行放寬規管，將使未來一年的貸款需求和營商機會增加。

本行於2006年悉力拓展新業務領域，未來仍會作多元化發展，積極拓展財富管理業務，包括私人銀行、結構投資產品和其他具發展潛力的業務，配合客戶的需要。此外，本行仍會致力鞏固卓佳在企業服務和股份登記業務的市場領導地位，從而開拓新商機；另外又會著力推廣藍十字的保險產品，並繼續推行其行之有效的交叉銷售計劃。在爭取自然增長之餘，本行更會銳意探求收購和結盟的良機。

本行內地業務於2006年續有顯著發展，獲中國銀行業監督管理委員會批准籌建一間在國內的本地註冊銀行。此舉為本行提供零售人民幣服務予內地居民揭開序幕；為全面掌握此一機遇，本行將會不斷壯大內地分行網絡，並且開發新產品和服務。

在香港和內地以外，本行仍會著意擴大本行於美國、加拿大、英國、東南亞等地海外華人銀行業務的優勢。

本行近年的營運效率提升計劃進展良好。此計劃將於年內繼續推行，以尋求進一步提高效率的機會，包括遷移更多後勤工序往內地，和持續改善分行設施；再者，精簡本地業務運作，亦將有助提升效率。本行是率先依據《巴塞爾新資本協定》而推出相應措施的銀行之一，已作好準備在年內全面履行該協定，同時繼續投資於精簡系統、加強企業管治和提升風險管理，務使本行服務水平更上一層樓。

主席兼行政總裁
李國寶

香港，2007年2月8日

EXECUTIVE DIRECTORS' REPORT

FINANCIAL REVIEW

Financial Performance

Hong Kong enjoyed robust economic growth in 2006, leading to a record in the number of persons employed and a sustained increase in private consumption expenditure.

Amidst this favourable economic environment, the BEA Group achieved a profit after tax of HK$3,486 million for the year ended 31st December, 2006, a growth of 25.1% as compared with 2005.

Despite continued competitive pressure on loan pricing, the Bank Group's net interest income increased by HK$1,105 million, or 29.4%, to HK$4,866 million. Non-interest income increased by HK$506 million, or 23.1%, when compared with 2005, mainly due to an increase in net fee and commission income and the net result from financial instruments designated at fair value through profit or loss. As a result, total operating income increased by 27.1% to HK$7,564 million.

Operating expenses increased by 16.0% over 2005 to HK$3,465 million, due to continuing expansion of the Group's activities. As a result of the significant increase in operating income, the cost to income ratio fell from 50.2% in 2005 to 45.8% in 2006.

Operating profit before impairment losses was HK$4,099 million, an increase of HK$1,135 million, or 38.3%, as compared with 2005.

Impairment losses on loans and advances increased by HK$102 million, or 72.3%, when compared with 2005, partly due to a decrease in impairment losses write back and bad debt recovered. There was a write back of impairment loss on bank premises of HK$28 million due to higher property values in 2006. In 2005, an impairment loss of HK$210 million was recognized on vacant bank premises. As a result, total impairment losses decreased by HK$190 million, or 48.4%.

Associates performed extremely well in 2006 and the share of profits less losses of associates increased by HK$148 million to HK$182 million.

After taking into account income taxes, profit after taxation was HK$3,486 million, an increase of 25.1% over the HK$2,786 million recorded the previous year. Profit attributable to equity holders of the Group was HK$3,435 million, an increase of 24.9%.

Financial Position

Total consolidated assets of the BEA Group were HK$294,202 million at the end of 2006, representing a rise of 23.2% from HK$238,799 million at the end of 2005. Advances to customers increased by 19.8% to HK$166,178 million.

執行董事報告書

財務回顧

財務表現

2006年香港經濟增長強勁，令就業人數創新紀錄，私人消費開支持續增加。

受惠於經濟環境向好，東亞銀行集團於截至2006年12月31日止年度內，錄得除税後溢利港幣34億8,600萬元，較2005年上升25.1%。

儘管貸款業務競爭依然劇烈，本集團淨利息收入增加港幣11億500萬元，或29.4%，至港幣48億6,600萬元。與2005年比較，非利息收入增加港幣5億600萬元，或23.1%，主要是由於淨服務費及佣金收入，和指定為通過損益以反映公平價值的金融工具的淨表現增加所致。因此，經營收入總額上升27.1%，達港幣75億6,400萬元。

因為集團業務不斷擴張，經營支出總額相較2005年上升16.0%，至港幣34億6,500萬元。經營收入大幅增加，令成本對收入比率由2005年的50.2%，下降至2006年的45.8%。

未扣除減值損失之經營溢利為港幣40億9,900萬元，較2005年增加港幣11億3,500萬元，或38.3%。

與2005年比較，貸款減值損失增加港幣1億200萬元，或72.3%，部分原因是減值損失回撥和收回壞賬減少。由於2006年物業價值上揚，本集團回撥行址減值損失港幣2,800萬元，於2005年所確認的空置銀行物業減值損失為港幣2億1,000萬元。因此，減值損失總額減少港幣1億9,000萬元，或48.4%。

本集團聯營公司2006年的表現極佳，令集團應佔聯營公司溢利減虧損增加港幣1億4,800萬元，至港幣1億8,200萬元。

經計及税項支出後，除税後溢利為港幣34億8,600萬元，相較2005年之税後溢利港幣27億8,600萬元，上升25.1%。可歸屬於集團股東溢利為港幣34億3,500萬元，升幅24.9%。

財務狀況

於2006年底，本集團的綜合資產總額為港幣2,942億200萬元，相較2005年同日總額港幣2,387億9,900萬元，上升23.2%。客戶貸款增加19.8%，達港幣1,661億7,800萬元。



HK$'000
港幣千元
OPERATING INCOME VS OPERATING EXPENSES 經營收入及經營支出
Operating Income 經營收入
Operating Expenses 經營支出
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
7,564,312
5,952,538
5,056,296
5,396,247
5,495,865
3,465,360
2,988,047
2,542,594
2,525,540
2,762,180*
2002
2003
2004
2005
2006

* Restated due to changes in accounting policies.
* 因會計政策變更而重報。

Total deposits increased by 18.8% to HK$216,523 million, while customer deposits rose by 19.1% to HK$209,524 million. Demand deposits and current accounts increased by a combined HK$4,265 million to HK$15,130 million. Savings accounts increased by HK$8,147 million to HK$43,644 million. Time deposits at year end 2006 stood at HK$150,750 million, an increase of HK$21,217 million, or 16.4%, when compared with the balance at year-end 2005.

In February 2006, the Group redeemed a subordinated loan amounting to US$550 million. The Group issued a new subordinated loan of US$500 million in June 2006. As at 31st December, 2006, loan capital stood at HK$8,154 million, a decrease of 4.6%, when compared with the balance at year-end 2005. Total equity stood at HK$27,645 million, an increase of HK$3,240 million, or 13.3%, when compared with the balance at the end of 2005.

During 2006, BEA issued HKD floating rate certificates of deposit with a face value of HK$2,500 million, HKD fixed rate certificates of deposit with a face value of HK$500 million and USD zero coupon certificates of deposit with a face value of US$50 million. The Bank redeemed a quantity of certificates of deposit amounting to HK$2,835 million equivalent upon maturity, and repurchased its own certificates of deposit amounting to HK$44 million equivalent. The Bank also issued and redeemed a number of short term TWD fixed rate certificates of deposit.

After taking into account all debt instruments issued, the loan-to-deposit ratio was 76.7% at the end of 2006, being 0.6% higher than the 76.1% reported at the end of 2005.

At the end of December 2006, the face value of the outstanding debt portfolio was HK$7,108 million, with the carrying amount equal to HK$6,998 million.

Maturity Profile of Debts Issued
As at 31st December, 2006
(All expressed in millions of dollars)

		Total	Year of Maturity			
	Currency	Face Value	2007	2008	2009	2011
Floating Rate Certificates of Deposit						
Issued in 2005	HKD	1,500		1,500		
Issued in 2006	HKD	2,500	2,000		500	
Fixed Rate Certificates of Deposit						
Issued in 2005	HKD	500		500		
Issued in 2006	HKD	500			500	
Issued in 2006	TWD	3,150	3,150			
Zero Coupon Certificates of Deposit						
Issued in 2006	USD	50				50
Discounted Certificates of Deposit						
Issued in 2002	USD	83	83			
Step Up Certificates of Deposit						
Issued in 2003	USD	41		41		
Total Debts issued in HKD equivalent		7,108	3,397	2,322	1,000	389

存款總額增加18.8%，至港幣2,165億2,300萬元。客戶存款為港幣2,095億2,400萬元，升幅19.1%。活期和往來存款合計港幣151億3,000萬元，增加港幣42億6,500萬元。儲蓄存款為港幣436億4,400萬元，增加港幣81億4,700萬元。於2006年底的定期存款為港幣1,507億5,000萬元，對比2005年底結餘增加港幣212億1,700萬元，或16.4%。

本集團於2006年2月贖回5億5,000萬美元的後償票據後，於6月發行5億美元的後償票據。於2006年12月31日，借貸資本為港幣81億5,400萬元，與2005年底結餘比較，減少4.6%。股東權益總額由2005年底結餘增加港幣32億4,000萬元，或13.3%，至港幣276億4,500萬元。

本行於2006年內發行面值港幣25億元的港元浮息存款證、面值港幣5億元的港元定息存款證，以及面值5,000萬美元的美元零息存款證，並於到期時贖回等值港幣28億3,500萬元的各類存款證，和購回其等值港幣4,400萬元的存款證。本行亦發行若干短期的台幣定息存款證，及在到期時將存款證贖回。

經計入所有已發行的債務證券後，本行於2006年底的貸款對存款比率為76.7%，較2005年底的76.1%，上升0.6%。

在2006年12月底，本行的債務組合總額面值為港幣71億800萬元，其賬面值為港幣69億9,800萬元。

已發行債務證券的年期
2006年12月31日
（以百萬元位列示）

			到期年份			
	貨幣	**總面值**	**2007**	**2008**	**2009**	**2011**
浮息存款證						
2005年發行	港幣	1,500		1,500		
2006年發行	港幣	2,500	2,000		500	
定息存款證						
2005年發行	港幣	500		500		
2006年發行	港幣	500			500	
2006年發行	台幣	3,150	3,150			
零息存款證						
2006年發行	美元	50				50
貼現存款證						
2002年發行	美元	83	83			
步陞存款證						
2003年發行	美元	41		41		
所有已發行債務證券（等值港幣）		7,108	3,397	2,322	1,000	389

Risk Management

BEA has established comprehensive risk management procedures that enable it to identify, measure, monitor and control the various types of risk it faces, and, where appropriate, to allocate capital against those risks. All risk management policies have been approved by the Board of Directors. Risk management mechanisms have been established at different levels throughout the Group. This is supplemented by active management involvement, effective internal controls and comprehensive audits in the best interests of the Group.

The Group has established an enterprise-wide risk structure and set up a centralised risk management department to handle and monitor all major risks, including credit risk, market risk, liquidity risk and operational risk. The Group has also appointed a Chief Risk Officer to oversee this function, so as to further enhance the overall risk management capability of the Bank Group.

OPERATIONS REVIEW

IMPROVEMENT TO OPERATIONS

Relocating Back-Office Operations to the Mainland

The Bank's back-office operating centre in Guangzhou, incorporated under the name of East Asia Electronic Data Processing (Guangzhou) Limited, has been running smoothly. With the business growth of the Bank, plans are being developed to expand the Centre in the forthcoming year.

Information Technology

New Accounting System

The Bank is implementing a new computer system for general ledger operations. The system was under test at the end of 2006, and will be ready for roll out in the first half of 2007.

Core Banking System

In December 2006, the second phase of the Core Banking System Implementation project, covering Deposit and Payment modules, had reached the final stage of testing. User training had commenced. A rollout command group has been established to manage all rollout tasks and the system is targeted for rollout in 2007. With the launch of the second phase of the project, the Bank is increasingly able to serve customers more efficiently and use its resources more effectively.

Customer Relationship Management System

BEA implemented a new email marketing system in 2006. This is closely integrated with the existing Customer Relationship Management platform. The new system provides a fast and cost-effective channel for the Bank to communicate with its customers in a personalised manner. It also enables the Bank to execute permission-based email marketing programmes, thereby delivering targeted information on the Bank's services to customers and raising the success rate of marketing campaigns.



With an advanced customer relationship management system, the Bank is able to maintain a close contact with its customers.

本行憑藉先進的客戶關係管理系統，
時刻與客戶保持緊密聯繫。

風險管理

東亞銀行已建立一套完善的風險管理程序,以識別、衡量、監察和控制本行所承受的各類風險,並在適當情況下分配資本以抵禦該等風險。所有風險管理政策均經董事會批准。本集團已在各業務層面建立風險管理機制,並結合管理層的適當參與、有效的內部監控和完善的稽核程序,藉以確保本集團最大的利益。

本集團建立覆蓋各項業務的風險管理架構,並成立風險管理部門集中處理和監察各類主要風險,包括信貸風險、市場風險、流動資金風險及營運風險。本集團亦委任風險總監負責監察風險管理部的運作,從而提升整體風險管理水平。

業務回顧

營運改善措施

後勤工序遷移內地

本行設於廣州的後勤營運中心,註冊名稱為東亞電子資料處理(廣州)有限公司。該公司於2006年內運作暢順。為配合業務增長,本行計劃於來年擴大後勤營運中心的規模。

資訊科技

新會計系統

本行即將採用新的會計電腦系統,該系統於2006年底試行,預期可於2007年上半年全面啟用。

核心銀行系統

第2階段的核心銀行系統計劃涵蓋存款和支付系統,於2006年12月進入最後測試,用戶訓練亦已開始。本行特此成立專責小組,統籌所有推行工作,預計系統可於2007年內啟用。第2階段計劃實行後,本行不但能夠提升客戶服務效率,還可以更有效地運用資源。

客戶關係管理系統

本行於2006年設立全新的電郵行銷系統,該系統與現行的客戶關係管理平台整合,為本行提供一個快捷而具成本效益的途徑,與客戶緊密聯繫。本行亦可藉此以許可式電郵進行促銷和推廣,向客戶傳遞精選服務訊息,以提高推廣活動的成功率。




BEA
EAST ASIA

The Bank is planning to expand its back-office operating centre in Guangzhou in line with its business growth.

為配合業務增長,本行計劃擴大廣州後勤營運中心的規模。

PERSONAL BANKING

Branch Distribution

The Branch Rationalisation Programme continued during the year, with the opening of one new branch, the expansion of one branch, and the relocation of four branches to more prominent sites. At the end of January 2007, the total number of BEA branches in Hong Kong stood at 88.

To further enhance BEA's wealth management services, nine SupremeGold Centres were opened during the year, bringing the total number of SupremeGold Centres to 35 by the end of January 2007. The Bank plans to open another four SupremeGold Centres during 2007.

Following the easing of restrictions on Renminbi business early in the year, BEA launched a new product – Renminbi current accounts for individual customers – in March 2006. BEA customers are now able to make payment for consumer spending in Guangdong Province by personal cheque drawn on their BEA account, subject to a daily aggregate limit of Rmb80,000 per account.

Cyberbanking

During the past year, the Bank's Electronic Initial Public Offering ("eIPO") service was enhanced, creating a more efficient channel for applying for new shares via the Internet. The upgrade was very timely, being implemented before the major IPOs launched during the year. Cyberbanking's phone banking system was also upgraded.

The number of Cyberbanking customers continued to increase during the year. By the end of 2006, the Bank had over 342,000 registered Cyberbanking users. The average daily usage volume exceeded 188,000 transactions.

Corporate Cyberbanking also recorded steady growth. By the end of 2006, over 18,900 corporate customers had registered with BEA's Corporate Cyberbanking, an increase of 13% year on year.

Property Loans

Despite a host of positive economic fundamentals, the property market remained sluggish, and demand for residential mortgages contracted. As a result, competition for new mortgage business intensified during the year.

BEA responded in a number of innovative ways. The Bank pioneered a new product with the Hong Kong Mortgage Corporation, launching the Mortgage Insurance Programme for Village Houses. This brought village houses under the Mortgage Insurance Programme for the first time.

The proportion of new mortgage loans priced on the basis of the Hong Kong interbank offered rate ("HIBOR") increased significantly in 2006. BEA introduced a number of HIBOR-based mortgage products to cater for the increasing market demand for such products.

The Bank also actively coordinated with various property developers to provide preferential mortgage plans for homebuyers. This helped to sustain BEA's market share in the face of a contraction in the volume of property transactions throughout the second half of 2006.





Renminbi current accounts were launched for individual customers, who can now make payment for consumer spending in Guangdong Province by cheque.

個人人民幣往來賬戶讓客戶可用支票繳付在廣東省的消費性支出。

個人銀行業務

分行業務

本行於年內繼續推行「分行優化計劃」，除有1間新分行開業外，另亦有1間分行擴充業務，和4間分行遷至所處區內的中心地段。2007年1月底，本行在香港的分行總數為88間。

為強化財富管理服務，本行於年內增設9間顯卓理財中心。至2007年1月底，理財中心總數達35間，本行亦計劃於2007年加設4間中心。

人民幣業務於年初放寬限制，本行於3月為個人客戶推出新產品 — 人民幣往來賬戶。客戶可使用支票繳付於廣東省的消費性支出，每個賬戶每日的支票總交易限額為人民幣8萬元。

電子網絡銀行服務

本行在年內提升電子新股認購服務，讓客戶可於網上享用便捷的新股認購服務。是次升級剛於年內多項大型新股認購活動之前進行，正好切合時機。而且，本行亦提升了電子網絡銀行服務的電話理財系統。

電子網絡銀行服務的客戶人數不斷遞增，至2006年底，已有34萬2,000名登記用戶，平均每日交易量超過18萬8,000宗。

企業電子網絡銀行服務同樣錄得穩定增長。於2006年底，已登記使用該服務的企業客戶逾18,900名，按年增長13%。

樓宇按揭貸款

本地經濟基本因素良好，惟樓市依然呆滯，住宅按揭貸款需求收縮，致使年內新按貸款業務競爭加劇。

本行為此採用多個創新方法拓展業務，包括夥拍香港按揭證券有限公司推出新產品「村屋上會易」，首度把村屋納入「按揭保險計劃」範圍。

以香港銀行同業拆息為計息基礎的新造按揭貸款年內大幅增加，本行推出多個同類按揭產品，以應市場需求的增加。

本行亦積極與不同地產發展商合作，為置業人士推出按揭優惠計劃，此舉有助本行在2006年下半年物業成交量萎縮之時，得以維持市場份額。




BEA東亞銀行

BEA has established one of Hong Kong's largest banking networks with the total number of branches and SupremeGold Centres exceeding 120.

本行網絡為全港最大之一，分行和顯卓理財中心數目現已超逾120間。

Consumer Loans

Consumer Finance Department

The Bank expanded its consumer loan business during the year, introducing new loan products and programmes targeted at specific market segments.

Two new personal loan centres were set up during 2006 to enhance the Bank's loan product delivery channel. At the same time, marketing of the Bank's personal instalment loan products was stepped up. As a result, new loans drawdown for this portfolio grew by 28%, as compared with the previous year.

Improvements were also made to the Bank's electronic delivery systems for personal loans. BEA deposit account holders can now apply for the loans via any BEA ATM in Hong Kong, as well as through Cyberbanking Internet, mobile phone or PDA channels.

Credit Gain Finance

Credit Gain Finance Company Limited ("Credit Gain Finance") has been set up as a wholly owned subsidiary of BEA, specialising in sub-prime personal loans for the Hong Kong market. Registered under the Money Lenders Ordinance and holding a money lenders' licence, Credit Gain Finance commenced business in mid November 2006 with four branches in Wanchai, Mongkok, Kwun Tong and Tuen Mun.

Credit Gain Finance plans to establish more branches in 2007 in order to expand its business reach.

Credit Cards

A series of marketing programmes was launched during the past year to encourage regular card usage, emphasising the convenience of using BEA credit cards for everyday spending. Brand awareness campaigns positioned the BEA card as a premium value product, and emphasised development of a long-term banking relationship with cardholders.

A notable milestone was achieved during the past year, with BEA expanding its card business in Macau. BEA now handles acquiring business for VISA, MasterCard, China Unionpay, and JCB. This has enhanced the Bank's competitive position, creating new business opportunities in Macau's retail sector at a time of high growth, while also providing the Bank the ability to support existing Hong Kong retail clients who wish to expand their business to Macau.

The Bank launched two new card products during the past year, the Hong Kong University Alumni Association VISA Card and the "BEA Prepaid Card – <Jimmy Series>". BEA also launched the exclusive "Fly&Dine Club" to reinforce and extend the "Fly and Dine" platform of its Platinum Card.

In the year ahead, BEA is planning to offer new products based on advanced chip technology to improve both security and convenience, and promote card loyalty.

領達財務 CREDIT GAIN

Credit Gain Finance was set up to provide sub-prime personal loans for the Hong Kong market.

本行設立領達財務，專門為本地市場提供次級私人貸款。



Two new personal centres were set up during 2006 to enhance the Bank's loan product delivery channel.

本行於2006年設立兩間私人貸款中心，擴闊貸款產品的銷售渠道。

私人貸款

私人財務部

本行於年內擴展私人貸款業務,推出新貸款產品和計劃,配合特定客戶群的需求。

本行於2006年設立兩間私人貸款中心,擴闊貸款產品的銷售渠道,同時又加強本行私人分期貸款產品的推廣。因此,與2005年比較,此項貸款的新提取總額增加28%。

本行亦改善網上的私人貸款系統,存款賬戶持有人現可透過本行在香港的自動櫃員機,以及電子網絡銀行服務的互聯網、流動電話、電子手賬等理財渠道,申請貸款。

領達財務

本行設立全資附屬公司—領達財務有限公司(「領達財務」),專門為本地市場提供次級私人貸款。領達財務按照《放債人條例》註冊成立,持有放債人牌照。該公司於2006年11月中啟業,下設4間分行,分別位於灣仔、旺角、觀塘和屯門。

為拓展業務覆蓋範圍,領達財務計劃於2007年內增設分行。

信用卡業務

本行在年內推行一系列市場推廣計劃,重點在於強調本行信用卡所帶來的日常消費便利,以鼓勵客戶經常使用本行信用卡;此外,還舉辦信用卡品牌形象推廣活動,將本行信用卡定位為「超值」的產品,帶給客戶源源不絕的優惠和獎賞,而且本行亦竭誠與客戶建立長遠的服務關係。

本行於年內更把信用卡業務拓展至澳門,為業務奠立新里程。本行現處理VISA卡、萬事達卡、中國銀聯卡和JCB卡在當地的收單業務,因而提升了本行的競爭地位,使本行得以掌握澳門零售業高速增長的機遇,創造不少商機,還能協助現有香港零售客戶在澳門發展業務。

年內,本行推出兩項新信用卡產品 — 香港大學校友會VISA卡和東亞銀行預繳卡《幾米系列》,同時又推出白金卡客戶專享的Fly&Dine Club會籍,加強本行對白金卡客戶的飛行和飲食優惠。

本行計劃於明年推出採用先進晶片技術的新產品,以加強保安,讓客戶使用本行信用卡時更感安全方便,藉以提高信用卡的使用量。

FLY &DINE Club
Taste the World


VISA


VISA

Fly&Dine Club and BEA Prepaid Card <Jimmy Series> were launched, enabling BEA to further broaden its credit card products and services range.

Fly&Dine Club和東亞銀行預繳卡《幾米系列》的推出,使本行信用卡產品和服務範圍進一步擴闊。

CORPORATE BANKING

Corporate Banking Division

BEA maintained an active presence in the syndicated loan market in 2006 by underwriting and participating numerous financing projects. Major syndicated loan deals included HK$13,350 million for Henderson Land Development Company Limited; HK$12,000 million for Sun Hung Kai Properties Limited; HK$7,200 million for Champion REIT; HK$4,200 million for Shangri-la Asia Limited; HK$2,600 million for China Overseas Land & Investment Limited; and HK$4,162.5 million for Ocean Park Corporation.

On the commercial business side, loan demand in Hong Kong was stable, despite the trend for customers with business on the Mainland to look for borrowing opportunities on the Mainland. Loan quality improved. Good growth was recorded in equipment financing, along with the growth in manufacturing business. A new unsecured business loan product, the "Business Ready Cash" scheme, was launched with favourable market response. The product has further strengthened BEA's presence in the small to medium size business loan market segment.

BEA recorded satisfactory growth in its vehicle finance business and remained a key player in the taxi lending industry.

Thirteen IPO Receiving Bank projects were completed in 2006, compared to seven in 2005. One of these projects, the Industrial and Commercial Bank of China Limited IPO, broke the world record as the largest IPO to date, while other projects received substantial oversubscriptions. BEA's systems performed well under these demanding conditions.

BEA offered a total of 47 IPO issues through its retail channels, extending a total of HK$171.8 billion in stagging loans.

Bank of East Asia (Trustees) Limited

Mandatory Provident Fund

BEA launched two new constituent funds under its Master Trust Scheme in December 2006, namely the BEA (MPF) Greater China Growth Fund and BEA (MPF) Japan Growth Fund, providing more choices to MPF scheme members.

BEA was ranked the second best MPF performer for the year ended 30th September, 2006 according to the MPF Index compiled by Mercer Human Resource Consulting. In addition, the performance of six of the BEA MPF constituent funds were all ranked among the top 25% in their respective categories, according to the Hong Kong Investment Funds Association survey for the year ended 29th December, 2006.

Trust Services

Bank of East Asia (Trustees) Limited was appointed as trustee to the TaoHo Foundation in June 2006, which is a trust fund established for charitable purpose. Although Estate Duty was abolished in February 2006, the company still achieved more than 40% growth in revenue from its private trust business.


BANK OF CHINA

BEA successfully completed 13 IPO Receiving Bank projects in 2006.

本行於2006年擔任13個新股上市項目的收票銀行。

企業銀行業務

企業銀行處

在2006年，本行在銀團貸款市場保持活躍，包銷及參與多個融資項目，主要的銀團貸款包括恒基地產涉資港幣133億5,000萬元的貸款、新鴻基地產涉資港幣120億元的貸款、冠君產業信託涉資港幣72億元的貸款、香格里拉(亞洲)涉資港幣42億元的貸款、中國海外發展涉資港幣26億元的貸款，及海洋公園涉資港幣41億6,250萬元的貸款。

商業貸款方面，儘管在內地營商的客戶逐漸轉往當地探求貸款機會，本地商業貸款需求持續穩定，本行的信貸素質提升。機器融資業務隨製造業的發展而錄得良好增長。本行推出嶄新無抵押商業貸款 — 「營商易」貸款計劃，受到市場歡迎，使本行在中小型企業貸款市場的佔有率得以進一步提高。

汽車貸款業務的增長亦見理想，本行在的士貸款市場維持一貫的主要貸款銀行地位。

本行於2005年擔任7個新股上市項目的收票銀行，2006年內更參與13個，其中包括迄今全球規模最大的新股上市項目 — 中國工商銀行股份有限公司；至於其他項目亦錄得大幅超額認購。本行系統在該等高要求的情況下表現良好。

本行經零售渠道提供了合共47個新股上市項目的認購服務，新股認購貸款總額達港幣1,718億元。

東亞銀行(信託)有限公司

強制性公積金

2006年12月，本行在集成信託計劃下新增2個成分基金，分別為「東亞(強積金)大中華增長基金」和「東亞(強積金)日本增長基金」，讓成員享有更多元化的基金選擇。

根據美世人力資料顧問有限公司的強積金指數，本行在截至2006年9月30日的過去一年，排名為最佳表現強積金服務供應商第2名。另外，依據香港投資基金公會截至2006年12月29日的調查結果，本行其中6個強積金成分基金均在各自所屬類別中，名列最佳表現的首25%基金。

信託服務

東亞銀行(信託)有限公司於2006年6月獲委任為何弢基金的信託人。該基金的目的是用作慈善用途。雖然本港已於2006年2月撤銷遺產稅，該公司的私人信託業務仍取得逾40%的收益增長。



The Bank launched a new marketing programme series "BEA Corporate Vanguards" to promote corporate and commercial lending.
本行推出一系列全新的企業和商業貸款市場推廣計劃「東亞企業奇兵」。

WEALTH MANAGEMENT

Structured Products

BEA expanded its structured product business significantly during the past year. A total of 110 products were launched in Hong Kong and on the Mainland, three times the number launched in 2005. Many matured early, providing attractive returns to investors.

The buoyant equity market in Hong Kong not only boosted investment sentiment but also supported the issue of a record number of exotic equity linked deposits. Once available only to high net worth individuals, the Bank successfully launched the Callable Range Accrual Series and the Discounted Shares Accumulation Series to its full customer base.

The Bank also took the initiative to introduce principal protected equity linked investment products on the Mainland and a total of nine such products were launched during the year. BEA is a pioneer in this market, taking the lead to both educate investors and establish a strong presence. The Bank was also one of the first foreign banks to obtain a Qualified Domestic Institutional Investor ("QDII") license, allowing it to sell overseas investments to local investors. Two tranches of qualified products were issued by the end of 2006.

During the past year, the Bank also upgraded its online equity linked deposit services for Cyberbanking customers.

BEA's leading position in structured products was recognised by The Asian Banker in its Excellence in Retail Financial Services Awards 2006, with BEA winning in the Best Deposit-Linked Product category.

Mutual Fund Business / Asset Management

The Bank launched two BEA branded mutual funds in 2006, the BEA Japan Growth Fund and the BEA Greater China Growth Fund. The former adopts a feeder fund approach, with the underlying fund managed by AXA Rosenberg Investment Management Asia Pacific Limited, whilst the latter is managed by East Asia Asset Management Company Limited ("EAAM"). Market response to both funds was encouraging. Overall, the Bank's investment fund business performed well, with growth of more than 300% in terms of gross sales; and 20% in terms of net fund assets under custody.

Assets managed by the Bank's investment subsidiary, EAAM continued to grow steadily in 2006, due to satisfactory investment performance and the addition of new accounts. Assets managed for the Group's Mandatory Provident Fund and discretionary management business expanded by approximately 28% and 65%, respectively, during the period. Net fee and commission income grew by 21% and net profits increased by 28%.

To streamline the existing organisational structure and improve operational efficiency, the business and operations of EAAM were merged with its sister company, Asia Strategic Investment Management Limited. The reorganisation was completed at the end of 2006. EAAM is now the sole asset management entity of the Bank, responsible for management of the investment assets of retail, corporate, institutional and high net worth customers.



In recognition of BEA's leading position in structured products, the Bank was awarded the "Best Deposit-Linked Product" award.

本行榮獲「最佳掛鈎存款產品」獎項，在結構產品市場的領導地位備受認同。



The Bank launched a number of principal protected linked investment products in Hong Kong and on the Mainland during 2006.

本行於2006年成功在香港和內地推出多個保本的掛鈎存款產品。

財富管理

結構產品

本行在年內大幅擴展結構產品業務,在香港和內地合共推出110項產品,數字相當於2005年所推出的3倍,其中大部分產品提早到期,為投資者帶來吸引的回報。

香港股市交投暢旺,不僅令投資情緒高漲,還使不少特種股票掛鈎存款可於本地市場發行,產品數字創新紀錄。本行在年內成功向各類客戶推出「可贖回按日計息系列」和「折讓股票累積系列」,將該等產品的目標客戶群拓寬,不再限於高資產淨值客戶。

本行還率先在內地推介保本的股票掛鈎投資產品,年內在內地成功推出9隻該類型的產品。作為市場先驅,本行倡導投資者教育,和全力設立強大業務網絡。2006年,本行更成為獲批「合格境內機構投資者」(QDII)牌照的外資銀行之一,可代內地投資者進行境外投資,於年底前推出了2項有關產品。

本行於年內亦提升了電子網絡銀行服務客戶享用的網上股票掛鈎存款服務。

本行在結構產品市場的領導地位得到認同,榮獲《亞洲銀行家》雜誌2006年「零售金融服務卓越大獎 — 最佳掛鈎存款產品」獎項。

互惠基金業務 / 資產管理

在2006年,本行推出2隻東亞銀行品牌的互惠基金,分別為「東亞日本增長基金」和「東亞大中華增長基金」。「東亞日本增長基金」採用聯接基金結構,以直接套入方式,在一對一的情況下把資產投資於一隻由安盛羅森堡投資管理亞太有限公司所管理的基金,而「東亞大中華增長基金」乃由東亞資產管理有限公司(「東亞資產」)所管理,市場對兩隻基金的反應令人鼓舞。總體而言,本行投資基金業務表現出色,銷售總額飆升超過3倍,所管理的基金資產淨值亦增長20%。

由於投資表現理想和新增不少賬戶,本行專責投資管理的附屬公司 — 東亞資產所管理的資產,於2006年穩步增加。期內,本行所管理的集團強積金資產和全權代客投資管理業務,分別增長約28%和65%。淨服務費和佣金收入增加21%,淨溢利則上升28%。

為精簡架構和改善營運效率,東亞資產所管理的業務和辦事處已與其姊妹公司 — 亞洲策略投資管理有限公司合併。架構重組於2006年底完成;現時,該公司是本行唯一專責資產管理的附屬公司,負責管理零售、企業、機構、高資產值等各類客戶的投資資產。


BEA FUNDS
東亞基金
東亞日本增長基金
BEA FUNDS
東亞基金
東亞大中華增長基金
BEA 東亞銀行

The Bank received an encouraging market response for its two new BEA branded mutual funds, BEA Japan Growth Fund and BEA Greater China Growth Fund.

本行推出2隻東亞銀行品牌的互惠基金 — 「東亞日本增長基金」和「東亞大中華增長基金」,市場反應令人鼓舞。

Bancassurance

During 2006, the Bank's life insurance business grew by 130%, as measured by the New Business Index. The Bank continues to meet the market demand by launching various new products. Products launched during the year included "3-Year Accumulator Savings Insurance", "QuickPay Whole Life Insurance" and "Education Savings Insurance", which are underwritten by Blue Cross (Asia-Pacific) Insurance Limited, a member of the Bank Group. A total of three tranches of the "3-Year Accumulator Savings Insurance" offering were launched as a result of overwhelming response from customers.

To drive the growth of the Bank's e-channel insurance business, a redesigned Bancassurance web page was premiered during the year. Customers can purchase travel insurance instantly through the site, and find out more about the Bank's entire Bancassurance range. The Bank also launched an insurance loyalty club, to promote repeat business.

Blue Cross (Asia-Pacific) Insurance Limited

Blue Cross experienced growth in all lines of business, with general insurance premium income recording an increase of 12% year on year.

Blue Cross introduced a new premium travel insurance plan in 2006, TravelSafe Plus, offering enhanced benefits. To counter the impact of rising healthcare costs, Blue Cross adopted an adjusted pricing strategy for medical insurance. This helped the company maintain a healthy business portfolio and contributed to a steady growth in business.

In an award programme jointly organised by Hong Kong Brand Development Council and the Chinese Manufacturers' Association of Hong Kong to give recognition to outstanding brand names established by Hong Kong companies, Blue Cross was awarded the "HK Top Service Brand Awards – Emerging Service Brand". In 2006, Blue Cross also won the "Caring Company" recognition and for two consecutive years "The Most Popular Travel Insurance Company" awards.

Private Banking

The Bank re-launched BEA Private Banking in the fourth quarter of 2005, and the unit had its first full year of operation in 2006. The Bank was encouraged by the successful start of its private banking business. BEA Private Banking expands the Bank's customer profile and provides a new and stable source of fee income. The Bank is expecting its private banking unit to become a very significant part of the entire wealth management business.

In 2006, the buoyant markets rewarded investors handsomely. While maintaining a positive view, the unit will focus on assisting private banking clients to achieve a more balanced investment portfolio and returns in 2007.





The Bank continued to meet the market demand by launching various new life and general insurance products in the year.

本行於年內繼續積極推出不同的人壽和一般保險計劃，以迎合市場需求。

銀行保險業務

以新造業務指數計算，本行人壽保險業務於2006年的增長幅度為130%。本行於年內繼續積極推出不同的新產品以迎合市場需求，所推出的新產品包括「3年積達寶」、「智迅人壽終身寶」和「教育儲蓄寶」，皆由本行集團成員 — 藍十字(亞太)保險有限公司承保，其中「3年積達寶」更由於客戶反應熱烈而接續推出3個系列。

本行為促進網上保險業務的增長，於年內重新設計和推出銀行保險網頁。客戶現可在本行網站即時購買旅遊保險，及查閱本行全線保險產品。本行同時成立Loyalty Club，鼓勵客戶更多使用本行保險服務。

藍十字(亞太)保險有限公司

藍十字全線業務獲得增長，一般保險保費收入按年上升12%。

藍十字在2006年推出全新設計的優越旅遊保險計劃「旅遊寶」，提供更全面的旅遊保障。面對醫療成本上升的趨勢，藍十字在醫療保險保費方面所採取的彈性策略，有助其維持健康的業務組合，並推動業務的穩定增長。

藍十字獲得「香港服務名牌 — 最具潛質品牌」獎項。該獎項由香港品牌發展局和香港中華廠商聯合會舉辦，旨在表揚香港公司所創立的傑出品牌。此外，藍十字於2006年獲嘉許為「商界展關懷」得獎機構及連續兩年膺選「最受歡迎旅遊保險公司」獎項。

私人銀行業務

本行於2005年第4季重新推出私人銀行服務，該部門於2006年首年全面運作。私人銀行業務的成功開展，不單止為本行開拓了新的客戶群，也給本行增添一個穩定的收入來源。本行預期私人銀行將會成為財富管理業務重要的一環。

2006年投資市場蓬勃，給投資者帶來豐厚的回報。該部門對市場維持樂觀，致力協助私人銀行客戶在2007年訂定更均衡的投資組合，賺取更佳的回報。



Blue Cross was awarded the "HK Top Service Brand Awards – Emerging Service Brand", and was named "The Most Popular Travel Insurance Company".

藍十字獲得「香港服務名牌 — 最具潛質品牌」和「最受歡迎旅遊保險公司」獎項。



INVESTMENT BANKING AND SERVICES

East Asia Securities Company Limited – Securities Cybertrading

East Asia Securities continued to benefit from strong local market sentiment and investor confidence.

More customers are turning to East Asia Securities electronic trading systems. The number of Cybertrading accounts grew by 37% during the year. By the end of December, more than 57% of the company's securities clients had subscribed to the Cybertrading service. Currently, the volume of transactions executed via the Cybertrading system, expressed as a percentage of total turnover, accounts for some 51% of the number of trades and 32% of the gross transaction value.

East Asia Securities successfully launched the eIPO Service and enhanced its Mobile Phone Trading Service during the year. New services include a real-time stock quote service via mobile phones.

In view of the dramatic increase in market turnover and the subsequent increase in trading volume conducted through the Cybertrading system, East Asia Securities increased its trading capacity by acquiring three additional Throttle Rates in its Open Gateway from The Stock Exchange of Hong Kong in December 2006. East Asia Securities has plans to further upgrade its online trading system and expand its IVRS Trading System capacity in the first quarter of 2007, in order to cope with the expected continued growth in the number of Cybertrading accounts and trading volume.

East Asia Futures Limited – Futures Cybertrading

East Asia Futures, the wholly-owned futures and options broking arm of the Bank, also benefited from improved local market sentiment. In particular, trading in derivative products rose strongly. The introduction of Futures Cybertrading also played a role in attracting new customers.

The number of Futures Cybertrading accounts grew by 58% during the year, and, as of 31st December, 2006, more than 62% of the company's clients had subscribed to the service. Currently, the volume of transactions executed via the Futures Cybertrading system, expressed as a percentage of total turnover, accounts for some 48% of the number of trades and 40% of transaction value.

East Asia Futures plans to further increase the speed of order placement and introduce a stop loss function in 2007.

CHINA OPERATIONS

In 2006, BEA expanded its operations to Qingdao, with the opening of a new branch in the city. In addition, the Bank expanded its operations in many existing centres with the opening of nine new sub-branches. These included: Dalian Huafu; Guangzhou Panyu and Huadu; Shenzhen BaoAn; Shanghai Xujiahui and Jing'an; Xiamen Jiahe; Xi'an South Gate; and Macau Horta e Costa. At present, BEA has a total of 31 outlets on the Mainland, including 12 branches, 14 sub-branches and 5 representative offices. The Bank also has 2 outlets, both in Taiwan and Macau.


BEA
Futures Cybertrading
BEA
Securities Cybertrading
IPO's Highlights
bull or bear

Securities and Futures Cybertrading recorded a continued growth in the number of accounts and trading volume, as a result of strong local market sentiment.

受惠於本地市場興旺，電子網絡證券和期貨買賣服務的賬戶數目和成交宗數均告上升。

投資銀行服務

東亞證券有限公司 — 電子網絡股票買賣服務

東亞證券受惠於本地市場興旺和投資信心增強,業務續見增長。

年內,轉用其電子交易系統的客戶人數不斷增加,使電子網絡股票買賣服務的賬戶數目上升37%。於12月底,在本行證券客戶中,已有逾57%使用該服務。現時,經由電子網絡股票買賣系統完成的交易(以營業總額的百分比計算),分別佔該公司錄得的總成交宗數和總成交金額的51%和32%。

東亞證券成功推出電子網絡新股認購服務,亦增強了流動電話買賣服務。新服務包括通過流動電話提供的實時股票報價。

鑒於市場成交額大增,透過電子網絡買賣服務系統進行的交易隨之增加,東亞證券於2006年12月向香港聯合交易所增購3個開放式網間連接器節流率。該公司預期電子網絡股票買賣服務的賬戶和成交量將會持續增長,正計劃於2007年首季進一步提升網上交易系統,和擴充「話音識別互動買賣系統」。

東亞期貨有限公司 — 電子網絡期貨買賣服務

本行全資附屬期貨和期權買賣服務機構 — 東亞期貨有限公司,也受惠於本地市場氣氛好轉,在衍生產品方面的交易尤其大幅增加。電子網絡期貨買賣服務的推出,吸引到不少新客戶使用該公司服務,效益顯著。

年內,電子網絡期貨買賣服務的賬戶數目增長58%;至2006年12月31日,已有超過62%的客戶登記使用該服務。經由電子網絡期貨買賣系統完成的交易(以營業總額的百分比計算),分別佔總成交宗數和總成交金額的48%和40%。

東亞期貨計劃於2007年進一步提升落盤指示的操作速度,並且引入止蝕功能。

中國業務

在2006年,本行把業務拓展至青島市,在該市設立分行,另外又擴展眾多據點的業務,增設大連華府、廣州番禺和花都、深圳寶安、上海徐家匯和靜安、廈門嘉禾、西安南門,及澳門高士德合共9間支行。本行現於內地設有31個據點,包括12間分行、14間支行和5間代表處,同時在台灣和澳門各設有2個網點。


BEA 東亞銀行

BEA's presence in Greater China was further strengthened with the opening of Qingdao Branch, and 9 sub-branches in existing centres.

本行持續拓寬大中華業務版圖,除在青島開設分行外,亦在其他據點增設了9間支行。

BEA has obtained initial approval from the China Banking Regulatory Commission ("CBRC") to open a full branch in Shenyang. Preparations are expected to be complete in the first quarter of 2007. Further expansion is planned for 2007, including but not limited to upgrading the existing representative offices into full branches and establishing more sub-branches on the Mainland and in Macau.

BEA continues to be a market leader on the Mainland. BEA was one of the first foreign banks granted QDII status by the CBRC; the first to obtain a foreign exchange quota to conduct QDII business; and one of the first accredited to provide Renminbi ("Rmb") fixed deposit services to local residents (minimum deposit of Rmb1 million).

Furthermore, BEA obtained a preliminary approval from the CBRC for the establishment of a locally incorporated bank on the Mainland, namely The Bank of East Asia (China) Limited ("BEA-China"). The establishment of BEA-China will enable the Bank to offer a full range of Rmb services to local residents, in addition to all existing business activities.

BEA's Greater China non-Hong Kong loan portfolio grew by 63% during the year, while net profit grew by 88%. BEA is confident that the business results in this market will continue to show strong growth, as full liberalisation of the banking sector on the Mainland becomes a reality.

OVERSEAS OPERATIONS

BEA continued the implementation of its international expansion strategy during the year. In May, BEA completed its acquisition of National American Bancorp, San Francisco, California ("NABancorp"). NABancorp is the holding company of National American Bank ("NAB"), a commercial bank in San Francisco with three full-service branches serving the Greater San Francisco area. As part of the acquisition, NAB merged with the BEA Group's subsidiary, The Bank of East Asia (U.S.A.) N.A. ("BEA-USA"). BEA-USA now operates in New York, Greater Los Angeles and San Francisco. A new BEA-USA web site and Internet Banking were launched on 15th November, 2006.

In May, the Kuala Lumpur Marketing Office of Labuan Branch and Kuala Lumpur Representative Office were relocated to MNI Twin Towers. In December, the Singapore Branch of BEA signed an agreement for the purchase of a commercial building at 60 Robinson Road and the sale of its existing building, with the transaction targeted for completion by 2008. These initiatives will provide additional office space for the Bank's expansion plans in Singapore and Southeast Asia.

BEA's overseas business units recorded growth of 23% in the loan portfolio, despite heavy loan prepayments. Overseas business units achieved an increase of 8% in operating profit for the year ended 31st December, 2006.



BEA Group's subsidiary, BEA-USA, expanded its operations after merging with National American Bank.

本集團附屬公司 — 美國東亞銀行與美國國家銀行合併後，業務版圖更見廣闊。

本行已獲中國銀行業監督管理委員會初步批准設立瀋陽分行，籌建工作預計於2007年首季完成。為進一步拓展業務，本行亦計劃把現有代表處升格為分行，及在內地和澳門增加支行。

本行在內地市場穩居領導地位，不但是首批獲中國銀監會發予QDII資格的外資銀行之一，也是首間取得QDII外匯額度的外資銀行，同時亦在首批獲許經營對內地居民人民幣定期存款服務（最低存款額人民幣100萬元）的銀行之列。

此外，本行獲中國銀監會批准籌建一間在國內的本地註冊銀行，名為東亞銀行（中國）有限公司。該公司成立後，本行將可向內地居民提供全面的人民幣服務和其他現有銀行服務。

本行在大中華（香港除外）的貸款組合，年內增長63%，淨溢利則有88%的增加。本行相信內地銀行業全面開放後，內地業務必將續有可觀增長。

海外分行業務

本行貫徹國際業務的拓展策略，於5月完成收購加州三藩市的National American Bancorp（NABancorp），NABancorp為美國國家銀行（National American Bank）的控股公司。該商業銀行在大三藩市區設有3間提供全面服務的分行，現已合併於本集團附屬公司 — 美國東亞銀行內。收購完成後，美國東亞銀行的業務網絡覆蓋紐約、大洛杉磯和三藩市，並於2006年11月15日在美國推出全新網站和網上銀行服務。

本行納閩分行的吉隆坡市場推廣辦事處和吉隆坡代表處，於5月遷往MNI Twin Towers。12月，新加坡分行簽署協議，收購位於Robinson Road 60號的一幢商業大廈，以及出售其現有大廈，有關交易預計於2008年完成，由此可增加辦公室用地，配合本行在新加坡和東南亞的業務擴充計劃。

雖然提早還款個案大增，海外分行業務依然錄得 23%的貸款業務增長。在截至2006年12月31日止年度，海外分行業務的經營溢利上升8%。


BEA東亞銀行
澳門高士德支行開業典禮

Macau Horta e Costa Sub-branch is BEA's second outlet in Macau.
澳門高士德支行是本行在澳門的第2個據點。

CORPORATE SERVICES

The BEA Group, through Group member Tricor Holdings Limited ("Tricor"), is a leading provider of business, corporate and investor services in the region. These services include accounting, company formation, corporate compliance and company secretarial, executive search and selection, initial public offerings ("IPO") and share registration, payroll outsourcing and fund and trust administration.

Tricor recorded strong growth in profit for the year as a result of continued business expansion. Its fee revenue, which exceeded HK$600 million this year, made an important contribution to BEA Group's fee and commission income. Tricor's investor services practice has benefited from the buoyant IPO activity in the capital markets in Hong Kong during the past year. It provides share registration and other related investor services to over 50% of the companies listed in Hong Kong. The Hong Kong office has also experienced strong demand for its accounting and payroll outsourcing services and its company secretarial and corporate compliance work from both private and public entities. In addition, the overseas offices have operated well and made a meaningful contribution to Tricor's total revenue.

In January 2006, Tricor consolidated its Hong Kong offices into a single location at Three Pacific Place on Hong Kong Island. January 2006 also saw the welcome addition of Kuala Lumpur and Penang offices to Tricor's regional operation, underlining Tricor's leading position in the business. Further, Tricor acquired the business services practices of Ernst & Young in Beijing, Guangzhou, Shanghai and Shenzhen, enhancing its rapidly developing operations in the Mainland.

Tricor now employs 1,000 professional and support staff and provides services in 10 cities in the region. Its senior management comprises highly experienced accountants, chartered secretaries and lawyers who are leading professionals in the integrated business, corporate and investor services business.

HUMAN RESOURCES

The Bank of East Asia Group employees at the end of December 2006:

Hong Kong	4,803
Other Greater China	2,161
Overseas	761
Total	7,725

The Bank aims to provide a challenging and rewarding career for all its employees. In recent years, it has introduced a new grading structure to benchmark job positions, enhanced personnel policies and benchmarked its staff benefits offering against the market. An enhanced training programme, provided both in-house and outsourced, aims at empowering staff to perform effectively in their jobs under an increasingly competitive environment. Continuing professional training was provided for licensed intermediaries of related financial businesses to enhance their professional competence and integrity. To encourage a healthy lifestyle and team building, the Bank's Staff Sports and Recreation Club organized numerous social and sports activities.

David LI Kwok-po
Chairman and Chief Executive

Joseph PANG Yuk-wing
Executive Director

CHAN Kay-cheung
Executive Director

Hong Kong, 8th February, 2007

企業服務

本集團成員 — 卓佳集團（「卓佳」）在區內的商務、企業和投資者服務市場居於前列，服務範圍涵蓋會計、公司成立、企業法規監管及公司秘書、行政人員招聘、首次公開招股及股份登記、支薪外判，及基金和信託行政管理。

有賴業務的持續擴張，卓佳於年內錄得可觀的溢利增長，服務費收入逾港幣6億元，為本集團的服務費和佣金收入作出主要貢獻。年內本地資本市場的首次公開招股活動頻仍，卓佳的投資者服務業務因而受惠。其股份登記和其他相關投資者服務已為本港逾50%上市公司所採用。客戶對卓佳香港辦事處的會計和支薪外判服務需求龐大，其公司秘書和企業法規監管服務亦為大量私人和上市公司所採用。此外，卓佳的海外辦事處業績理想，為卓佳收入總額作出貢獻。

2006年1月，卓佳把3個香港辦事處統合於港島的太古廣場三期，亦在吉隆坡和檳城增設辦事處，進一步鞏固其在區內的領導地位。卓佳亦收購安永會計師事務所在北京、廣州、上海和深圳的商務服務業務，加快內地業務的發展。

卓佳目前聘有1,000名專業人員和後勤員工，服務區內10個城市。其高層管理人員包括經驗豐富的會計師、特許秘書和律師，皆為商務、企業和投資者綜合服務的專才。

人力資源

東亞銀行集團於2006年12月31日的員工人數如下：

香港	4,803
其他大中華地區	2,161
海外	761
合計	7,725

本行致力給予全體員工富挑戰性的良好事業發展機會，近年推行新的員工職級制度，不僅調整了職級架構，還改善了人事政策，令本行的員工福利與市場接軌。同時，本行亦加強員工訓練，包括內部培訓和外判課程，讓員工能在競爭日益激烈的環境下有效地執行工作。本行也不斷舉辦持續訓練課程，使持有相關金融業務牌照的中介人員工能強化其專業技能和操守。為推動健康生活和團體精神，本行員工康體會於年內舉辦不少康樂和體育活動。

主席兼行政總裁
李國寶

執行董事
彭玉榮

執行董事
陳棋昌

香港，2007年2月8日

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT



BIOGRAPHIES OF DIRECTORS

Dr. The Hon. Sir David LI Kwok-po

GBS, OBE, MA, Hon. LLD (Cantab), Hon. DSocSc, Hon. LHD, Hon. DBA, FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur, Chairman and Chief Executive and Member of the Nomination Committee

Sir David, aged 67, joined the Bank in 1969. He was appointed a Director in 1977, Chief Executive in 1981, Deputy Chairman in 1995 and Chairman in 1997.

Sir David is a Member of both the Executive Council and the Legislative Council of Hong Kong. He is a Member of the Banking Advisory Committee and a Member of the Council of the Treasury Markets Association. Sir David is the Pro-Chancellor of the University of Hong Kong, an Honorary Adviser of the Business and Economics Association of HKUSU and an Advisory Committee Member of the Chinese University of Hong Kong S.H. Ho College.

Sir David is the Chairman of The Chinese Banks' Association, Limited, and the Chairman of the Council and Executive Committee of the Hong Kong Management Association. He is the Honorary Advisor of The International Chamber of Commerce – Hong Kong, China and the First Honorary Chairman of Hong Kong Chamber of Commerce in China. He is also the Honorary Chairman of the Chamber of Hong Kong Listed Companies. Sir David is the Vice President of the Council of the Hong Kong Institute of Bankers, the Chairman of Saint Joseph's College Foundation Limited and a Member of the Advisory Council to the Australian International School Board. He is also an Emeritus Trustee of the Cambridge Foundation and a Trustee of the Cambridge Overseas Trust. Sir David is the Chairman of the Advisory Board of The Salvation Army, Hong Kong and Macau Command, the Chairman of the Executive Committee of St. James' Settlement and he also serves on Hong Kong Red Cross Advisory Board.

Sir David is a Director of China Merchants China Direct Investments Limited, China Overseas Land & Investment Limited, COSCO Pacific Limited, Dow Jones & Company, Inc., Guangdong Investment Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, Hong Kong Interbank Clearing Limited, The Hong Kong Mortgage Corporation Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and Vitasoy International Holdings Limited.

董事及高層管理人員的個人資料

Back row from left to right 後排左起	Front row from left to right 前排左起
Mr. TAN Man-kou 陳文裘先生	Mr. Eric LI Fook-chuen 李福全先生
Mr. Richard LI Tzar-kai 李澤楷先生	Dr. William MONG Man-wai 蒙民偉博士
Mr. CHAN Kay-cheung 陳棋昌先生	Dr. LEE Shau-kee 李兆基博士
Mr. Aubrey LI Kwok-sing 李國星先生	Dr. LI Fook-wo 李福和博士
Dr. Allan WONG Chi-yun 黃子欣博士	Dr. The Hon. Sir David LI Kwok-po 李國寶爵士
Mr. Thomas KWOK Ping-kwong 郭炳江先生	Mr. WONG Chung-hin 黃頌顯先生
Mr. Joseph PANG Yuk-wing 彭玉榮先生	Mr. Winston LO Yau-lai 羅友禮先生
Mr. Kenneth LO Chin-ming 駱錦明先生	Tan Sri Dr. KHOO Kay-peng 丹斯里邱繼炳博士
Mr. Stephen Charles LI Kwok-sze 李國仕先生	

各董事的個人資料

李國寶爵士

GBS, OBE, MA, Hon. LLD (Cantab), Hon. DSocSc, Hon. LHD, Hon. DBA, FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur, 主席兼行政總裁及提名委員會委員

李爵士，現年67歲，在1969年加入本行、1977年任董事、1981年任行政總裁、1995年任副主席、繼而於1997年獲委任為主席。

李爵士是香港行政會議成員及立法會議員。他是銀行業務諮詢委員會的委員及財資市場公會的議會成員。李爵士是香港大學副校監，香港大學學生會經濟及工商管理學會名譽顧問及香港中文大學善衡學院諮議委員會成員。

李爵士是香港華商銀行公會有限公司以及香港管理專業協會理事會及執行委員會的主席。他是國際商會－中國香港區會名譽顧問及中國香港（地區）商會第一名譽主席。他亦是香港上市公司商會名譽會長。李爵士是香港銀行學會議會副會長，聖約瑟書院基金有限公司主席及Australian International School Board諮議會成員。他亦為Cambridge Foundation之名譽信託人及Cambridge Overseas Trust之信託人。李爵士是救世軍港澳軍區顧問委員會主席，聖雅各福群會執行委員會主席及香港紅十字會顧問團成員。

李爵士亦出任其他機構董事，計有：招商局中國基金有限公司、中國海外發展有限公司、中遠太平洋有限公司、道瓊斯公司、粵海投資有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、香港銀行同業結算有限公司、香港按揭證券有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司、SCMP集團有限公司及維他奶國際集團有限公司。

Sir David is a member of the Board of Trustees of Asia Society International Council and Asia Business Council. He serves on the advisory board of Capital magazine and the international advisory boards of Carlos P. Romulo Foundation for Peace and Development, Federal Reserve Bank of New York's International Advisory Committee, Hospital for Special Surgery, Lafarge, Scripps International Network and Sirocco Aerospace International SAE. Sir David is the Chairman of INSEAD East Asia National Council, the Non-executive Chairman for Edelman Asia-Pacific and a Senior Adviser of Metrobank.

Dr. LI Fook-wo

CBE, BS, MCS, Hon. LLD, Hon. DSSc, FCIB, FHKIB, JP, Non-executive Director and Member of the Nomination Committee

Dr. Li, aged 90, is a former member of the Executive and Legislative Councils. He joined the Bank in 1940. He was appointed a Director in 1958 and was the Chief Manager from 1972 to 1976. He was appointed Chairman from 1984 to 1997. Dr. Li is the father of Mr. Aubrey LI Kwok-sing.

Mr. WONG Chung-hin

CBE, JP, Independent Non-executive Director and Member of the Audit Committee

Mr. Wong, aged 73, is a solicitor. He was appointed a Director in 1977. Mr. Wong is the Consultant of P.C. Woo & Co. He is also a Director of Hongkong Electric Holdings Limited and Hutchison Whampoa Limited.

Dr. LEE Shau-kee

Hon. DBA, Hon. DSSc, Hon. LLD, Independent Non-executive Director and Member of the Nomination Committee

Dr. Lee, aged 78, was appointed a Director in 1987. He is the Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. Dr. Lee is also the Chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. He is the Vice Chairman of Sun Hung Kai Properties Limited and a Director of Hong Kong Ferry (Holdings) Company Limited.

Dr. Allan WONG Chi-yun

SBS, MBE, BSc, MSEE, Hon. DTech, JP, Independent Non-executive Director, Chairman of the Remuneration Committee, Member of the Audit Committee and the Nomination Committee

Dr. Wong, aged 56, was appointed a Director in 1995. He is the Chairman and Group Chief Executive Officer of VTech Holdings Limited. Dr. Wong holds a Bachelor of Science degree in electrical engineering from the University of Hong Kong, a Master of Science degree in electrical and computer engineering from the University of Wisconsin and an honorary degree of Doctor of Technology from the Hong Kong Polytechnic University. Dr. Wong is the Chairman of the Hong Kong Applied Science and Technology Research Institute and a member of the Council of Advisors on Innovation and Technology. He is also an independent non-executive director of China-Hongkong Photo Products Holdings Ltd. and Li & Fung Ltd. and the Vice Chairman of Oasis Airlines Hong Kong Limited.

Mr. Aubrey LI Kwok-sing

BSc, MBA, Non-executive Director, Member of the Nomination Committee and the Remuneration Committee

Mr. Li, aged 56, was appointed a Director in 1995. He is a Director of Management Capital Limited. Mr. Li possesses extensive experience in the fields of investment banking, merchant banking and capital markets. He is also a Director of ABC Communications (Holdings) Limited, Cafe de Coral Holdings Limited, China Everbright International Limited, CNPC (Hong Kong) Limited, Kowloon Development Co. Ltd, Pokfulam Development Company Limited and Value Partners China Greenchip Fund Limited. He is the Chairman of Atlantis Asian Recovery Fund plc. Mr. Li is the son of Dr. LI Fook-wo.

李爵士為Asia Society International Council及Asia Business Council信託委員會的委員。他亦是Capital magazine諮議委員會成員以及其他國際諮議委員會成員，計有：Carlos P. Romulo Foundation for Peace and Development、紐約聯邦儲備銀行國際顧問委員會、Hospital for Special Surgery、Lafarge、Scripps International Network及Sirocco Aerospace International SAE。李爵士為法國INSEAD東亞區校董會主席，Edelman Asia-Pacific的非執行主席以及Metrobank的資深顧問。

李福和博士

CBE, BS, MCS, Hon. LLD, Hon. DSSc, FCIB, FHKIB, JP, 非執行董事及提名委員會委員

李博士，現年90歲，是前任行政局及立法局議員。他在1940年加入本行、1958年獲委任為董事、1972年至1976年任總經理、1984年至1997年任主席。他是李國星先生之父親。

黃頌顯先生

CBE, JP, 獨立非執行董事及審核委員會委員

黃先生，現年73歲，是律師。他在1977年獲委任為本行董事。黃先生為胡百全律師事務所顧問。他亦是香港電燈集團有限公司及和記黃埔有限公司之董事。

李兆基博士

Hon. DBA, Hon. DSSc, Hon. LLD, 獨立非執行董事及提名委員會委員

李博士，現年78歲，在1987年獲委任為本行董事。他是恒基兆業地產有限公司及恒基兆業發展有限公司之主席兼總經理、香港中華煤氣有限公司之主席、美麗華酒店企業有限公司董事長、新鴻基地產發展有限公司副主席及香港小輪(集團)有限公司之董事。

黃子欣博士

SBS, MBE, BSc, MSEE, Hon. DTech, JP, 獨立非執行董事、薪酬委員會主席、審核委員會委員及提名委員會委員

黃博士，現年56歲，在1995年獲委任為本行董事。他是偉易達集團主席兼集團行政總裁。黃博士持有香港大學電機工程系理學士學位、美國麥迪遜威斯康辛大學電機及電腦工程科學碩士學位及香港理工大學頒授榮譽科技博士學位。黃博士為香港應用科技研究院主席以及創新科技委員會成員。他亦為中港照相器材集團有限公司及利豐有限公司之獨立非執行董事以及甘泉航空有限公司的副主席。

李國星先生

BSc, MBA, 非執行董事、提名委員會委員及薪酬委員會委員

李先生，現年56歲，在1995年獲委任為本行董事。他是偉業融資有限公司董事。李先生於投資銀行、商人銀行及資本市場界具廣泛經驗。他又為佳訊(控股)有限公司、大家樂集團有限公司、中國光大國際有限公司、中國(香港)石油有限公司、九龍建業有限公司、博富臨置業有限公司及Value Partners China Greenchip Fund Limited之董事。他是Atlantis Asian Recovery Fund plc.之主席。他是李福和博士之兒子。

Mr. Joseph PANG Yuk-wing

BSSc, MBA, Hon. DSocSc, Hon. Fellow (CUHK), ACIB, FHKIB, JP, Executive Director and Deputy Chief Executive

Mr. Pang, aged 57, joined the Bank in 1973. He was appointed Alternate Chief Executive in 1991 and was promoted to General Manager in 1992. He was further promoted to Deputy Chief Executive and was appointed a Director in 1995. He assists the Chief Executive in the overall management and control of the Group.

Mr. Pang is the Chairman of the Banking and Finance Industry Training Board of the Vocational Training Council and Vice President of the Hong Kong Institute of Bankers. He is a panel member of the Securities and Futures Appeals Tribunal, a Lay Observer of Independent Police Complaints Council Observers Scheme and a Trustee of the Retirement Schemes of The University of Hong Kong.

Dr. William MONG Man-wai

GBS, Hon. DBA, Hon. LLD, Hon. DSSc, Hon. DEng, The Order of the Sacred Treasure, Gold Rays with Rossette, Non-executive Director

Dr. Mong, aged 79, was appointed a Director in 1995. He is the Chairman and Senior Managing Director of Shun Hing Group. Dr. Mong is the Honorary Chairman of Hong Kong Electrical Appliances Manufacturers Association. He is the Honorary Chairman of the Board of Trustee of Nanjing University, a Consultant of the Tsinghua University Education Foundation, a Director of the Centre for Advanced Study Foundation of Tsinghua University, an Honorary Trustee of Peking University, and an Honorary Member of its Education Fund. Dr. Mong is an Honorary Member of the Board of Trustees of Shanghai Jiao Tong University, a Member of the Board of Directors of Jinan University in Guangdong, an Honorary Member of the Court of the Hong Kong University of Science and Technology, an Honorary Member of the Court of the Hong Kong Baptist University, and a Court Member of The Hong Kong Polytechnic University.

Mr. CHAN Kay-cheung

FHKIB, Executive Director and Deputy Chief Executive

Mr. Chan, aged 60, joined the Bank in 1965. He was the Company Secretary from 1987 to 1995 and was promoted to General Manager in 1992. Mr. Chan was appointed a Director in 1996 and was promoted to Deputy Chief Executive in 1997. He assists the Chief Executive in the overall management and control of the Group. Mr. Chan possesses extensive knowledge and experience in the banking industry. He is a Director of China Electronics Corporation Holdings Company Limited, Chu Kong Shipping Development Company Limited and Four Seas Food Investment Holdings Limited.

Mr. Winston LO Yau-lai

SBS, BSc, MSc, Independent Non-executive Director, Chairman of the Audit Committee and Member of the Remuneration Committee

Mr. Lo, aged 65, was appointed a Director in 2000. He is the Executive Chairman of Vitasoy International Holdings Limited. Mr. Lo is a Member of the National Committee of the Chinese People's Political Consultative Conference and a Member to the Court of the Hong Kong University of Science and Technology. He is also the Vice President of the Council of Outward Bound Trust of Hong Kong. Mr. Lo is a Director of Ping Ping Investment Company Ltd.

Tan Sri Dr. KHOO Kay-peng

PSM, DPMJ, KMN, JP, Hon. DLitt, Hon. LLD, Non-executive Director

Tan Sri Dr. Khoo, aged 68, was appointed a Director in 2001. Dr. Khoo is the Chairman and Chief Executive of Malayan United Industries Berhad Group ("The MUI Group"), a Malaysia-based corporation with diversified business operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He also holds directorships in Pan Malaysian Industries Berhad and MUI Properties Berhad in Malaysia. Dr. Khoo is also the Chairman

彭玉榮先生

BSSc, MBA, Hon. DSocSc, Hon. Fellow (CUHK), ACIB, FHKIB, JP, 執行董事兼副行政總裁

彭先生，現年57歲，在1973年加入本行、1991年任替任行政總裁、1992年擢升為總經理、1995年再擢升為副行政總裁並獲委任為本行董事。他協助行政總裁處理本集團之整體運作及管理。

彭先生是職業訓練局銀行及金融業訓練委員會主席，以及香港銀行學會副會長。他是證券及期貨事務上訴審裁處上訴委員、投訴警方獨立監察委員會觀察員及香港大學僱員退休金計劃信託人。

蒙民偉博士

GBS, Hon. DBA, Hon. LLD, Hon. DSSc, Hon. DEng, The Order of the Sacred Treasure, Gold Rays with Rossette, 非執行董事

蒙博士，現年79歲，在1995年獲委任為本行董事。蒙博士現為信興集團主席兼董事長，兼任香港電器製造業協會名譽主席。蒙博士為南京大學董事會名譽董事長、清華大學教育基金會顧問及清華大學高等研究中心基金會董事、北京大學名譽校董及其教育基金會名譽理事、上海交通大學董事會名譽董事、暨南大學董事會董事、香港科技大學顧問委員會榮譽委員、香港浸會大學諮議會榮譽委員以及香港理工大學顧問委員會成員。

陳棋昌先生

FHKIB, 執行董事兼副行政總裁

陳先生，現年60歲，在1965年加入本行、1987年至1995年任公司秘書、1992年擢升為總經理、1996年獲委任為本行董事、並於1997年擢升為副行政總裁。他協助行政總裁處理本集團之整體運作及管理。陳先生於銀行界具廣泛知識和經驗。他是中國電子集團控股有限公司、珠江船務發展有限公司及四洲食品投資控股有限公司之董事。

羅友禮先生

SBS, BSc, MSc, 獨立非執行董事、審核委員會主席及薪酬委員會委員

羅先生，現年65歲，在2000年獲委任為本行董事。他是維他奶國際集團有限公司執行主席。羅先生是中國全國政協委員及香港科技大學顧問委員會成員。他亦是香港外展信託基金會副會長。羅先生是平平置業有限公司董事。

丹斯里邱繼炳博士

PSM, DPMJ, KMN, JP, Hon. DLitt, Hon. LLD, 非執行董事

丹斯里邱博士，現年68歲，在2001年獲委任為本行董事。邱博士為Malayan United Industries Berhad集團（「MUI集團」）的董事主席兼行政總裁。MUI集團是一間業務多元化以馬來西亞為基地的企業集團，業務遍及亞太區、美國及英國。他亦

of Laura Ashley Holdings Plc and Corus Hotels plc in UK, and Morning Star Resources Limited in Hong Kong. He is also a director of SCMP Group Limited in Hong Kong.

Dr. Khoo is a board member of Northwest University, Seattle, USA and serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council. Previously, Tan Sri Dr. Khoo had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad (Maybank), a trustee of the National Welfare Foundation, Malaysia, and a trustee of the Regent University, Virginia, USA.

Mr. Thomas KWOK Ping-kwong

MSc (Bus Adm), BSc (Eng), FCPA, JP, Independent Non-executive Director, Member of the Audit Committee and the Remuneration Committee

Mr. Kwok, aged 55, was appointed a Director in 2001. Mr. Kwok is the Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited and an Executive Director of SUNeVision Holdings Limited. He is Chairman of the Board of Directors of the Faculty of Business and Economics of the University of Hong Kong and Executive Vice President of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed Member of the Exchange Fund Advisory Committee, the Provisional Construction Industry Co-ordination Board and the Council for Sustainable Development. He is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee. Mr. Kwok holds a Master's degree in Business Administration from The London Business School, University of London and a Bachelor's degree in Civil Engineering from Imperial College, University of London.

Mr. Richard LI Tzar-kai

Non-executive Director

Mr. Li, aged 40, was appointed a Director in 2001. Mr. Li is the Chairman of PCCW Limited, one of Asia's leading companies in Information and Communications Technologies (ICT). He is also the Chairman and Chief Executive of the Pacific Century Group, the Chairman of Pacific Century Premium Developments Limited and Singapore-based Pacific Century Regional Developments Limited. He is a member of the Center for Strategic and International Studies' International Councillors' Group in Washington, D.C. and a member of the Global Information Infrastructure Commission. Mr. Li is also a Council Member of the Chinese University of Hong Kong and a Court Member of the City University of Hong Kong.

Mr. TAN Man-kou

FCPA, FCA, Independent Non-executive Director and Member of the Audit Committee

Mr. Tan, aged 71, was appointed a Director in 2004. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales. Mr. Tan, who has over 30 years of public accounting experience, was until 2002 a partner with Deloitte Touche Tohmatsu. As partner, he was responsible for leading Deloitte's professional services in the areas of audit, tax, corporate finance, insolvency and listings. He had client responsibilities in China, Hong Kong, Europe and the United States.

Mr. Tan is a member of the Chinese People's Political Consultative Conference. He was a member of the Selection Committee of the Hong Kong Special Administrative Region. Mr. Tan is active in public service, and has been a member, an honorary treasurer, and a chairman of the Hong Kong Housing Society over the course of more than 20 years. He also served as a member of the Airport Consultative Committee.

Mr. Tan is an Independent Non-executive Director of COFCO International Limited and Harbour Centre Development Limited.

是馬來西亞Pan Malaysian Industries Berhad及MUI Properties Berhad之董事。邱博士亦是英國羅拉雅斯里公共上市公司(Laura Ashley)、英國Corus Hotels plc及香港星晨集團有限公司之董事會主席。他亦是香港SCMP集團有限公司之董事。

邱博士是美國西雅圖西北大學的董事,亦是馬英商務理事會、馬中商務理事會及Asia Business Council的委員。邱博士曾任馬來西亞旅遊發展機構(一間政府機構)之主席、馬來亞銀行(Maybank)之副董事主席、馬來西亞國家福利基金之信託人,以及美國維吉尼亞里貞大學之信託人。

郭炳江先生

MSc (Bus Adm), BSc (Eng), FCPA, JP,獨立非執行董事、審核委員會委員及薪酬委員會委員

郭先生,現年55歲,在2001年獲委任為本行董事。郭先生現為新鴻基地產發展有限公司副主席兼董事總經理,三號幹線(郊野公園段)有限公司主席、IFC Development Limited聯席主席及新意網集團有限公司執行董事。他是香港大學經濟及工商管理學院理事會主席及香港地產建設商會第一副會長,並獲政府委任為外匯基金諮詢委員會委員、臨時建造業統籌委員會委員及可持續發展委員會成員。郭先生為廣州市榮譽市民及第九屆中華人民共和國全國政協上海市委員會的常務委員。郭先生持有英國倫敦大學工商管理碩士學位及倫敦大學帝國學院土木工程系學士學位。

李澤楷先生

非執行董事

李先生,現年40歲,在2001年獲委任為本行董事。李先生現為電訊盈科有限公司主席(該公司為亞洲領先的資訊及通訊科技公司之一)、盈科拓展集團主席兼行政總裁、盈科大衍地產發展有限公司主席,以及新加坡盈科亞洲拓展有限公司主席。他是美國華盛頓策略及國際研究中心國際委員會的成員以及環球資訊基建委員會的成員。此外,李先生亦是香港中文大學校董會的成員以及香港城市大學顧問委員會的成員。

陳文裘先生

FCPA, FCA,獨立非執行董事及審核委員會委員

陳先生,現年71歲,在2004年獲委任為本行董事。他是香港會計師公會及英國及威爾斯特許會計師公會的資深會員。陳先生前為德勤•關黃陳方會計師行合夥人直至2002年,他擁有逾30年的會計經驗。作為合夥人,陳先生曾負責領導德勤提供審計、稅務、企業財務、破產及上市方面的專業服務;曾負責的客戶遍佈中國、香港、歐洲及美國。

陳先生為中國人民政治協商會議全國委員會委員。他亦曾為香港特別行政區推選委員會委員。陳先生積極參與公眾服務,他曾出任香港房屋協會的委員、名譽司庫及主席逾20年;亦曾出任機場諮詢委員會委員。

陳先生為中國糧油國際有限公司及海港企業有限公司的獨立非執行董事。

Mr. Kenneth LO Chin-ming

MA, BA, Independent Non-Executive Director and Member of the Audit Committee

Mr. Lo, aged 64, was appointed a Director in 2005. Mr. Lo is the Chairman and Chief Executive Officer of the Industrial Bank of Taiwan, the Chairman of IBT Management Corp., the Chairman of IBT Venture Co., the Honourable Chairman of the Chailease Group and the Chairman of Grand Pacific Holding Corp. (USA). He is also the Director of Boston Life Science Venture Corp., the Director of Taiwan Cement Corp. and the Director of Gainwell Securities Co., Ltd. (Hong Kong). Mr. Lo holds a B.A. in Economics from National Taiwan University and an M.A. in Finance from the University of Alabama. He has been with the banking and finance industry for over 35 years and had abundant experience in securities, trust, leasing, commercial banking, investment banking and venture capital. He was the President of Chinatrust Commercial Bank, the President of Chailease Group, the Vice Chairman of China Trust Bank (USA), the Managing Director of International Bank of Taipei, and the Director of Hua Nan Commercial Bank.

In addition to his highly recognized professional accomplishments, Mr. Lo is also active in public service. He is the Vice Chairman of the Chinese National Association of Industry and Commerce, the Supervisor of the ROC Bankers Association, the Director of Mount Jade Science & Technology Association of Taiwan, the Director of US-Taiwan Business Council and a member of Dean's Advisory Council of the Sloan School of Business at the Massachusetts Institute of Technology. He was the President of Asian Leasing Association, the Charter Chairman of Taipei Presidents' Organization, and the Director of the ROC Bankers Association.

Mr. Eric LI Fook-chuen

BscEE, MscEE, MBA, FIM, Non-Executive Director, Chairman of the Nomination Committee and Member of the Remuneration Committee

Mr. Li, aged 77, was appointed a Director in 2006. Mr. Li is currently the Chairman and Chief Executive Officer of the Kowloon Dairy Limited. He holds a Bachelor of Science Degree in Electrical Engineering from the University of Arkansas, U.S.A., a Master of Science Degree in Electrical Engineering from the University of Michigan, U.S.A., and a Master Degree in Business Administration from the University of California, U.S.A. He is also a Fellow of the Chartered Management Institute. Mr. Li is a director of Joyce Boutique Holdings Limited.

Mr. Stephen Charles LI Kwok-sze

BSc (Hons.), ACA, Non-executive Director

Mr. Li, aged 47, was appointed a Director in 2006. He is a member of the Institute of Chartered Accountants in England and Wales. He currently holds directorships in several funds managed by INTL Consilium, LLC. He has over 16 years experience in investment banking, having held senior capital markets positions with international investment banks in London and Hong Kong. Mr. Li holds a Bachelor of Science (Hons.) Degree in Mathematics from King's College, University of London, U.K.

駱錦明先生

MA, BA, 獨立非執行董事及審核委員會委員

駱先生,現年64歲,在2005年獲委任為本行董事。現為台灣工業銀行董事長,也是台灣工銀科技顧問公司董事長、台灣工銀創投公司董事長、中租企業集團榮譽董事長和美國中租控股公司董事長,並擔任波士頓生物科技創投公司董事、台灣水泥公司董事和香港敬威證券公司董事。駱先生為台灣大學經濟學士和美國阿拉巴馬州立大學商學碩士,他在金融業的資歷超過35年以上,在證券、信託金融、租賃、商業銀行、投資銀行及創業投資領域具備豐富之經驗。曾任中國信託商業銀行總經理、中租企業集團總經理、美國中信銀行副董事長、台北國際商業銀行常務董事和華南商業銀行董事,為深受業界敬重之資深金融家。

駱先生除專業素養備受推崇,亦十分熱心公益服務,目前擔任中華民國工商協進會副理事長、中華民國銀行公會監事、台灣玉山科技協會理事、中美經濟合作策進會理事、美國麻省理工學院商學研究所諮詢委員。曾任亞洲租賃協會會長、台北總裁協會創會會長及中華民國銀行公會理事。

李福全先生

BscEE, MscEE, MBA, FIM, 非執行董事,提名委員會主席及薪酬委員會委員

李先生,現年77歲,在2006年獲委任為本行董事。他現為九龍維記牛奶有限公司主席兼行政總裁。李先生持有美國阿肯色大學電機工程理學士學位、美國密歇根大學電機工程理碩士學位及美國加州大學工商管理碩士學位。他亦是特許管理學會的資深會員。李先生是Joyce Boutique Holdings Limited的董事。

李國仕先生

BSc (Hons.), ACA, 非執行董事

李先生,現年47歲,在2006年獲委任為本行董事。他是英國及威爾斯特許會計師公會會員。他現為INTL Consilium, LLC所管理的數個基金的董事。他在投資銀行方面擁有超過16年經驗,並曾出任倫敦及香港國際投資銀行資本市場要職。李先生持有英國倫敦大學King's College數學(榮譽)理學士學位。

BIOGRAPHIES OF SENIOR MANAGEMENT

Mr. Samson LI Kai-cheong

FCCA, CPA, FCIS, FCS, HKSI, General Manager and Head of Investment Banking Division

Mr. Li, aged 46, joined the Bank in 1987 as Chief Internal Auditor. He was promoted to Assistant General Manager in 1992 and Deputy General Manager in 1995. Mr. Li has been a General Manager of the Bank since 1997. He is currently the Head of the Investment Banking Division of the Bank. He is an Alternate Director (non-executive) of China Merchants China Direct Investment Limited.

Mr. Daniel WAN Yim-keung

BBA, MBA, FCCA, FCPA, CPM(HK), General Manager and Head of Strategic Planning & Control Division, Group Chief Financial Officer and Chief Compliance Officer

Mr. Wan, aged 48, joined the Bank in 1989 as Chief Internal Auditor. He was promoted to Assistant General Manager in 1992 and Deputy General Manager in 1995. He was appointed Group Chief Financial Officer in 1995. Mr. Wan has been a General Manager of the Bank since 1997. He is currently the Head of Strategic Planning & Control Division of the Bank. He is a Part-time Member of the Central Policy Unit.

各高層管理人員的個人資料

李繼昌先生

FCCA, CPA, FCIS, FCS, HKSI, 總經理兼投資銀行處主管

李先生，現年46歲，在1987年加入本行為總內部稽核，1992年擢升為助理總經理及1995年擢升為副總經理。李先生在1997年至今任本行總經理。他現為本行投資銀行處主管。他是招商局中國基金有限公司的候補董事(非執行)。

尹焴強先生

BBA, MBA, FCCA, FCPA, CPM (HK), 總經理兼策劃及調控處主管、集團財務總監及法規監管總監

尹先生，現年48歲，在1989年加入本行為總內部稽核，1992年擢升為助理總經理及1995年擢升為副總經理。他在1995年獲委任為集團財務總監。尹先生在1997年至今任本行總經理。他現為本行策劃及調控處主管。他是中央政策組非全職顧問。

CORPORATE INFORMATION
公司資料

Board of Directors 董事會

Dr. The Hon. Sir David LI Kwok-po 李國寶爵士
Chairman & Chief Executive *主席兼行政總裁*
Dr. LI Fook-wo 李福和博士
Mr. WONG Chung-hin* 黃頌顯先生*
Dr. LEE Shau-kee* 李兆基博士*
Dr. Allan WONG Chi-yun* 黃子欣博士*
Mr. Aubrey LI Kwok-sing 李國星先生
Mr. Joseph PANG Yuk-wing 彭玉榮先生
Executive Director & Deputy Chief Executive *執行董事兼副行政總裁*
Dr. William MONG Man-wai 蒙民偉博士
Mr. CHAN Kay-cheung 陳棋昌先生
Executive Director & Deputy Chief Executive *執行董事兼副行政總裁*
Mr. Winston LO Yau-lai* 羅友禮先生*
Tan Sri Dr. KHOO Kay-peng 丹斯里邱繼炳博士
Mr. Thomas KWOK Ping-kwong* 郭炳江先生*
Mr. Richard LI Tzar-kai 李澤楷先生
Mr. TAN Man-kou* 陳文裘先生*
Mr. Kenneth LO Chin-ming* 駱錦明先生*
Mr. Eric LI Fook-chuen 李福全先生
Mr. Stephen Charles LI Kwok-sze 李國仕先生

* *Independent Non-executive Directors* * *獨立非執行董事*

Audit Committee 審核委員會

Mr. Winston LO Yau-lai *Chairman* 羅友禮先生 *主席*
Mr. WONG Chung-hin 黃頌顯先生
Dr. Allan WONG Chi-yun 黃子欣博士
Mr. Thomas KWOK Ping-kwong 郭炳江先生
Mr. TAN Man-kou 陳文裘先生
Mr. Kenneth LO Chin-ming 駱錦明先生

Company Secretary 公司秘書

Ms. Molly HO Kam-lan *FCIS, FCS* 何金蘭小姐

Registered Office 註冊行址

10 Des Voeux Road Central
Hong Kong
香港德輔道中10號

Telephone : (852) 3608 3608 電話：(852) 3608 3608
Facsimile : (852) 3608 6000 傳真：(852) 3608 6000
Website : www.hkbea.com 網址：www.hkbea.com
E-mail : info@hkbea.com 電郵：info@hkbea.com

Auditors 核數師

KPMG 畢馬威會計師事務所
Certified Public Accountants *執業會計師*

General Managers 總經理

Mr. Samson LI Kai-cheong 李繼昌先生
FCCA, CPA, FCIS, FCS, HKSI
(Investment Banking Division) *(投資銀行處)*

Mr. Daniel WAN Yim-keung 尹焰強先生
BBA, MBA, FCCA, FCPA, CPM(HK)
(Strategic Planning & Control Division) *(策劃及調控處)*

Mr. TONG Hon-shing 唐漢城先生
BSc, ACIB, AHKIB, FCIS, FCS
(Personal Banking Division) *(個人銀行處)*

Mr. Adrian David LI Man-kiu 李民橋先生
MA (Cantab), MBA, LPC
(Corporate Banking Division) *(企業銀行處)*

Mr. Brian David LI Man-bun 李民斌先生
MA (Cantab), MBA, ACA
(Wealth Management Division) *(財富管理處)*

Mr. Raymond YU Hok-keung 余學強先生
BBF
(China Division) *(中國業務總部)*

Mr. CHAN Shuen-yuk 陳選玉先生
BA
(Operations Support Division) *(營運支援處)*

Share Listing 股份上市

The Stock Exchange of Hong Kong Limited 香港聯合交易所有限公司

Share Registrar 股份登記處

Standard Registrars Limited 標準証券登記有限公司
Telephone : (852) 2980 1768 電話：(852) 2980 1768
Facsimile : (852) 2861 1465 傳真：(852) 2861 1465

ADR Depositary Bank 美國預託證券託管銀行

The Bank of New York The Bank of New York
Telephone : 1-212-815-3700 電話：1-212-815-3700
Toll free : 1-888-269-2377 美國境內免費電話：1-888-269-2377
Facsimile : 1-212-571-3050 傳真：1-212-571-3050
E-mail : shareowners@bankofny.com 電郵：shareowners@bankofny.com

LIST OF BRANCHES
分行一覽



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23
26
24
25
27
28
29
2
9
3
6
4
11
12
10
7
8
5
13
14
15
16
17
20
18
19
1
21
30
31
32

1 The Head Office – Hong Kong 香港 — 總行

CHINA 中國

2 Beijing 北京

3 Tianjin 天津

4 Dalian 大連
- Renmin Road 人民路
- Huafu 華府

5 Qingdao 青島

6 Suzhou 蘇州

7 Shanghai 上海
- Pudong 浦東
- Puxi 浦西
- Gubei 古北
- Xintiandi 新天地
- Xujiahui 徐家滙
- Jing'an 靜安

8 Hangzhou 杭州

9 Xi'an 西安
- Xihuamen 西華門
- South Gate 南門

10 Wuhan 武漢

11 Chengdu 成都

12 Chongqing 重慶

13 Fuzhou 福州

14 Xiamen 廈門
- Xiahe Road 廈禾路
- Jiahe 嘉禾

15 Guangzhou 廣州
- Tianhelu 天河路
- Huanshilu 環市路
- Panyu 番禺
- Huadu 花都

16 Dongguan 東莞

17 Shenzhen 深圳
- Futian 福田
- Luohu 羅湖
- Nanshan 南山
- BaoAn 寶安

18 Zhuhai 珠海

19 Macau 澳門
- Praia Grande 南灣
- Horta e Costa 高士德

20 Taipei 台北

21 Kaohsiung 高雄

OVERSEAS 海外

22 British Columbia 英屬哥倫比亞
- Richmond 烈治文
- Vancouver City 溫哥華市

23 Ontario 安大略
- Richmond Hill 烈治文山
- Markham 萬錦
- Mississauga 密西西加
- Scarborough 士嘉堡

24 San Francisco 三藩市
- Clement 企李文
- Financial District 金融區
- Noriega 諾利加

25 Los Angeles 洛杉磯
- Alhambra 亞罕布拉
- City of Industry 工業市
- Temple City 天普市
- Torrance 托倫斯市

26 New York 紐約
- Manhatton Chinatown 曼克頓唐人街
- Flushing 法拉盛

27 British Virgin Islands 英屬處女群島

28 Birmingham 伯明翰

29 London 倫敦

SOUTHEAST ASIA 東南亞

30 Kuala Lumpur 吉隆坡

31 Singapore 新加坡

32 Labuan 納閩


NEW TERRITORIES
新界
KOWLOON
九龍
OUTLYING ISLANDS
離島
HONG KONG
香港

HONG KONG BRANCH NETWORK 香港分行網絡

S 1 Main Branch 總行

Hong Kong Branches 香港分行

S	2	Aberdeen	香港仔
S	3	BEA Harbour View Centre	東亞銀行港灣中心
	4	Bonham Road	般含道
	5	Caine Road	堅道
S	6	Causeway Bay	銅鑼灣
	7	Central	中區
	8	Chai Wan	柴灣
	9	88 Des Voeux Road West	德輔道西88號
S	10	Happy Valley	跑馬地
S	11	399 Hennessy Road	軒尼詩道399號
	12	Kennedy Town Centre	堅城中心
	13	King's Road	英皇道
	14	Lei Tung Estate	利東邨
S	15	North Point	北角
	16	Quarry Bay	鰂魚涌
S	17	Queen's Road Central	皇后大道中
S	18	Queen's Road East	皇后大道東
	19	Revenue Tower	稅務大樓
	20	Sai Wan Ho	西灣河
S	21	Shaukiwan	筲箕灣
S	22	Sheung Wan	上環
	23	Siu Sai Wan	小西灣
S	24	Taikoo Shing	太古城
S	25	The University of Hong Kong	香港大學
S	26	United Centre	統一中心
S	27	Wanchai	灣仔

Kowloon Branches 九龍分行

	28	Amoy Plaza	淘大商場
	29	Castle Peak Road	青山道
	30	Cheung Sha Wan Road	長沙灣道
	31	Chuk Yuen Estate	竹園邨
	32	Festival Walk	又一城
S	33	Hoi Yuen Road	開源道
	34	Hong Kong Baptist University	香港浸會大學
	35	Houston Centre	好時中心
S	36	Jordan	佐敦
	37	Kowloon City	九龍城
S	38	Kwun Tong	觀塘
	39	Laguna City	麗港城
S	40	Langham Place	朗豪坊
	41	Lok Fu Estate	樂富邨
	42	Lower Wong Tai Sin Estate	黃大仙下邨
S	43	Ma Tau Wei Road	馬頭圍道
S	44	Mei Foo Sun Chuen	美孚新邨
	45	Metropolis	國際都會
	46	Millennium City 5	創紀之城五期
S	47	Mongkok	旺角
S	48	Mongkok North	旺角北
	49	Olympian City	奧海城
S	50	One Peking	北京道一號
	51	Pau Chung Street	炮仗街
S	52	Prince Edward	太子
S	53	San Po Kong	新蒲崗
	54	Shamshuipo	深水埗
S	55	Tai Hang Tung	大坑東
	56	The Hong Kong Polytechnic University	香港理工大學
	57	Tokwawan	土瓜灣
S	58	Tsim Sha Tsui	尖沙咀
	59	Tsz Wan Shan	慈雲山
	60	Waterloo Road	窩打老道
	61	Whampoa Garden	黃埔花園
S	62	Yaumatei	油麻地

New Territories Branches 新界分行

	63	East Point City	東港城
	64	Fanling	粉嶺
S	65	Ha Kwai Chung	下葵涌
	66	Lingnan University	嶺南大學
	67	Ma On Shan Plaza	馬鞍山廣場
	68	Metro City Plaza	新都城中心
	69	Park Central	將軍澳中心
S	70	Shatin Plaza	沙田廣場
	71	Sheung Kwai Chung	上葵涌
	72	Sheung Shui	上水
	73	Sun Chui Estate	新翠邨
	74	Tai Po	大埔
	75	Tai Po Plaza	大埔廣場
	76	Tai Wai	大圍
	77	The Chinese University of Hong Kong	香港中文大學
S	78	Tin Shui Wai	天水圍
	79	The Hong Kong Institute of Education	香港教育學院
	80	Tsing Yi Garden	青怡花園
S	81	Tsuen Wan	荃灣
	82	Tuen Mun	屯門
S	83	Tuen Mun Town Plaza	屯門市廣場
S	84	Yuen Long	元朗

Outlying Islands Branches 離島分行

	85	Cheung Chau	長洲
	86	Fu Tung Estate	富東邨
	87	Silvermine Bay	梅窩
	88	Tai O	大澳

S With SupremeGold Centre
設有顯卓理財中心

CHINA BRANCH NETWORK 中國分行網絡

		Telephone 電話
Beijing Branch	北京分行	(86 10) 6554 3101
Shanghai Branch	上海分行	(86 21) 6888 0333
Shanghai Puxi Sub-Branch	上海浦西支行	(86 21) 6323 3518
Shanghai Gubei Sub-Branch	上海古北支行	(86 21) 6208 3102
Shanghai Xintiandi Sub-Branch	上海新天地支行	(86 21) 5382 7222
Shanghai Xujiahui Sub-Branch	上海徐家滙支行	(86 21) 6469 0333
Shanghai Jingan Sub-Branch	上海靜安支行	(86 21) 6258 0333
Dalian Branch	大連分行	(86 411) 8265 2873
Dalian Huafu Sub-Branch	大連華府支行	(86 411) 8370 8333
Xi'an Branch	西安分行	(86 29) 8720 1158
Xi'an South Gate Sub-Branch	西安南門支行	(86 29) 8765 1188
Xiamen Branch	廈門分行	(86 592) 585 4986
Xiamen Jiahe Sub-Branch	廈門嘉禾支行	(86 592) 507 8383
Guangzhou Branch	廣州分行	(86 20) 8755 1892
Guangzhou Huanshilu Sub-Branch	廣州環市路支行	(86 20) 8386 1228
Guangzhou Panyu Sub-Branch	廣州番禺支行	(86 20) 8482 8100
Guangzhou Huadu Sub-Branch	廣州花都支行	(86 20) 8755 1138
Shenzhen Branch	深圳分行	(86 755) 8203 2782
Shenzhen Luohu Sub-Branch	深圳羅湖支行	(86 755) 8229 8786
Shenzhen Nanshan Sub-Branch	深圳南山支行	(86 755) 8603 0903
Shenzhen BaoAn Sub-Branch	深圳寶安支行	(86 755) 2966 3133
Zhuhai Branch	珠海分行	(86 756) 889 6868
Chengdu Branch	成都分行	(86 28) 8620 2088
Chongqing Branch	重慶分行	(86 23) 6388 6000
Hangzhou Branch	杭州分行	(86 571) 8721 5783
Qingdao Branch	青島分行	(86 532) 8197 8888
Tianjin Representative Office	天津代表處	(86 22) 2332 1662
Fuzhou Representative Office	福州代表處	(86 591) 8780 9306
Wuhan Representative Office	武漢代表處	(86 27) 8376 8690
Suzhou Representative Office	蘇州代表處	(86 512) 6763 0128
Dongguan Representative Office	東莞代表處	(86 769) 280 8186
Macau Branch	澳門分行	(853) 370 662
Macau Horta e Costa Sub-Branch	澳門高士德支行	(853) 2821 0858
Taipei Branch	台北分行	(886 2) 2545 5638
Kaohsiung Branch	高雄分行	(886 7) 225 2238

OVERSEAS BRANCH NETWORK 海外分行網絡

		Telephone 電話
London Branch	倫敦分行	(44 20) 7734 3434
Birmingham Branch	伯明翰分行	(44 121) 326 3030
New York Branch	紐約分行	(1 212) 238 8200
New York Wholesale Branch	紐約企業分行	(1 212) 238 8200
Los Angeles Branch	洛杉磯分行	(1 626) 656 8818
The Bank of East Asia (U.S.A.) N.A.	美國東亞銀行	(1 212) 238 8208
• Canal Street Main Branch	• 堅尼路總行	(1 212) 238 8208
• Alhambra Branch	• 亞罕布拉市分行	(1 626) 300 8888
• City of Industry Branch	• 工業市分行	(1 626) 965 3938
• Clement Branch	• 三藩市企李文分行	(1 415) 668 8877
• Noriega Branch	• 三藩市諾利加分行	(1 415) 665 8877
• San Francisco Financial District Branch	• 三藩市金融區分行	(1 415) 668 7788
• Temple City Branch	• 天普市分行	(1 626) 656 8888
• Torrance Branch	• 托倫斯市分行	(1 310) 802 7388
• Flushing Loan Production Office	• 法拉盛貸款辦事處	(1 718) 886 9765
The Bank of East Asia (Canada)	加拿大東亞銀行	(1 905) 882 8182
• Richmond Hill Main Branch	• 烈治文山總行	(1 905) 882 8182
• Markham Branch	• 萬錦分行	(1 905) 940 2218
• Mississauga Branch	• 密西西加分行	(1 905) 890 2388
• Scarborough Branch	• 士嘉堡分行	(1 416) 298 6883
• Richmond Branch, Vancouver	• 溫哥華烈治文分行	(1 604) 278 9668
• Vancouver City Branch	• 溫哥華市分行	(1 604) 709 9668
Singapore Branch	新加坡分行	(65) 6224 1334
Labuan Branch	納閩分行	(60 87) 451 145
The Bank of East Asia (BVI) Limited	東亞銀行(英屬處女群島)有限公司	(1 284) 494 6775
Kuala Lumpur Representative Office	吉隆坡代表處	(60 3) 2161 6210

CORPORATE GOVERNANCE REPORT

Being the largest independent local bank in Hong Kong, the Bank is committed to maintaining the highest corporate governance standards. The Board considers such commitment essential in balancing the interests of shareholders, customers and employees; and in upholding accountability and transparency.

The Bank has complied with all the Code Provisions set out in Appendix 14 Code on Corporate Governance Practices (the "Code") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the accounting year ended 31st December, 2006, except for the deviations from Code Provisions A.2.1, A.4.1, A.4.2 and A.5.4 which are explained in section A below.

The Bank has also complied with the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

A. DIRECTORS

The Board

The Bank is headed by an effective Board which assumes responsibility for leadership and control of the Bank and is collectively responsible for promoting the success of the Bank by directing and supervising the Bank's affairs.

Board meetings are held at least 6 times a year at approximately bi-monthly intervals. In addition, special Board meetings are held when necessary. Such Board meetings involve the active participation, either in person or through other electronic means of communication, of a majority of Directors.

Directors are consulted on matters to be included in the agenda for regular Board meetings.

Dates of regular Board meetings are scheduled in the prior year to provide sufficient notice to give all Directors an opportunity to attend. For special Board meetings, reasonable notice is given.

Directors have access to the advice and services of the Company Secretary to ensure that Board procedures and all applicable rules and regulations are followed.

Minutes of the Board, the Audit Committee, the Remuneration Committee and the Nomination Committee are kept by the Company Secretary. Minutes of other Board Committees (as listed under Board Committees under section D) are kept by the appointed secretary of each Committee. Minutes are open for inspection at any reasonable time on reasonable notice by any Director.

Minutes of the Board and Board Committees record in sufficient detail the matters considered by the Board and the Committees, decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of minutes of the Board are sent to all Directors for their comment and records respectively, in the case of Board meetings, normally within 3 business days whilst in the case of the Audit Committee, the Remuneration Committee and the Nomination Committee, normally within one week, after the meetings are held.

The Bank has established a *Policy on Obtaining Independent Professional Advice by Directors* to enable the Directors, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the Bank's expense to assist the relevant Director or Directors to discharge his/their duties to the Bank Group.

If a Director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter shall not be dealt with by way of circulation or by a Committee (except an appropriate Board Committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be held. Independent Non-executive Directors who, and whose associates, have no material interest in the transaction shall be present at such Board meeting.

The Bank has in place Directors & Officers Liability and Company Reimbursement Insurance to protect the Directors and officers of the Bank and its subsidiaries against claims first made against them jointly and severally for any wrongful act committed or alleged to have been committed in their capacity as directors or officers of the Bank.

企業管治報告

作為本港最大的獨立本地銀行，本行致力維持最高的企業管治標準。董事會認為此承諾對於平衡股東、客戶及員工的利益，以及保持問責及透明度，至為重要。

除偏離守則條文A.2.1, A.4.1, A.4.2及A.5.4外(該等偏離行為已在下列A項下作出解釋)，本行在截至2006年12月31日止會計年度內，已遵守載於《香港聯合交易所有限公司證券上市規則》(「上市規則」)附錄14「企業管治常規守則」(「守則」)中的全部守則條文。

本行亦已遵守香港金融管理局所發出之監管手冊內的《本地註冊認可機構的企業管治》指引。

A. 董事

董事會

本行以一個行之有效的董事會為首；董事會負有領導及監控本行的責任，並集體負責統管並監督本行事務以促使本行成功。

董事會會議每年召開至少6次，大約每兩個月一次。此外，會在有需要時召開董事會特別會議。此等董事會會議均有大部分董事親身出席，或透過其他電子通訊方法積極參與。

董事會定期會議議程之事項，經諮詢董事後釐定。

董事會定期會議的日期在前一年已安排，以讓所有董事皆有機會騰空出席。至於董事會特別會議，則發出合理通知召開。

所有董事都可獲得公司秘書的意見和服務，確保董事會程序及所有適用規則及規例均獲得遵守。

董事會、審核委員會、薪酬委員會及提名委員會的會議記錄由公司秘書備存。其他董事會轄下委員會(列於D段董事會轄下委員會項下)的會議記錄則由每個委員會正式委任的秘書備存。若董事發出合理通知，會公開有關會議記錄供其在任何合理時段查閱。

董事會及其轄下委員會的會議記錄，對會議上各董事所考慮事項及達致的決定作足夠詳細的記錄，其中包括董事提出的任何疑慮或表達的反對意見。會議記錄的初稿及最終定稿會發送全體董事，初稿供董事表達意見，最後定稿則作其記錄之用。董事會會議的記錄，通常在會議後的3個營業日內發出，而審核委員會、薪酬委員會及提名委員會的會議記錄則通常在會議後的一星期內發出。

董事會已建立一套*董事諮詢獨立專業意見政策*，讓董事按合理要求，可在適當的情況下尋求獨立專業意見，以協助有關董事履行其對本集團的責任，費用由本行支付。

若有董事在董事會將予考慮的事項中存有董事會認為重大的利益衝突，有關事項不會以傳閱文件方式處理或交由轄下委員會處理(根據董事會會議上通過的決議而特別就此事項成立的委員會除外)，而董事會會就該事項舉行董事會會議。在交易中本身及其聯繫人均沒有重大利益的獨立非執行董事會出席有關的董事會會議。

本行已購買董事和職員責任及公司償還保險，以保障本行及其附屬公司的董事及員工，因其以本行董事或職員身份觸犯或被指控觸犯行為失當，以集體或個別形式被首先索償。

Directors' attendance records

Attendance records of the Directors at Board Meetings (BM), Audit Committee Meetings (ACM), Remuneration Committee Meeting (RCM), Nomination Committee Meeting (NCM) and Annual General Meeting (AGM) held in 2006 are as follows:

	Number of meetings attended/held during the Directors' terms of office in 2006				
	BM	ACM	RCM	NCM	AGM
Executive Directors:					
David LI Kwok-po *(Chairman & Chief Executive)*	8/8	N/A	N/A	1/1	1/1
Joseph PANG Yuk-wing *(Deputy Chief Executive)*	8/8	N/A	N/A	N/A	1/1
CHAN Kay-cheung *(Deputy Chief Executive)*	8/8	N/A	N/A	N/A	1/1
Non-executive Directors:					
LI Fook-wo	8/8	N/A	N/A	1/1	1/1
Simon LI Fook-sean *(retired on 7th April, 2006)*	2/2	N/A	1/1	N/A	1/1
Aubrey LI Kwok-sing	8/8	N/A	0/1	1/1	1/1
William MONG Man-wai	5/8	N/A	N/A	N/A	0/1
KHOO Kay-peng	7/8	N/A	N/A	N/A	1/1
Richard LI Tzar-kai	4/8	N/A	N/A	N/A	0/1
Eric LI Fook-chuen *(appointed on 25th January, 2006)*	8/8	N/A	N/A	1/1	1/1
Stephen Charles LI Kwok-sze *(appointed on 1st May, 2006)*	5/5	N/A	N/A	N/A	N/A
Independent Non-executive Directors:					
WONG Chung-hin	8/8	3/3	N/A	N/A	1/1
LEE Shau-kee	4/8	N/A	N/A	1/1	0/1
Allan WONG Chi-yun	7/8	2/3	1/1	1/1	1/1
Winston LO Yau-lai	8/8	3/3	1/1	N/A	1/1
Thomas KWOK Ping-kwong	5/8	3/3	1/1	N/A	1/1
TAN Man-kou	7/8	3/3	N/A	N/A	1/1
Kenneth LO Chin-ming	6/8	2/3	N/A	N/A	1/1
Average attendance rate	87%	89%	80%	100%	82%

Chairman and Chief Executive Officer

Code Provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Dr. The Hon. Sir David LI Kwok-po is the Chairman and Chief Executive of the Bank. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management of the Bank. The balance of power and authority is ensured by the operations of the Board, which comprises experienced and high calibre individuals and meets regularly every two months to discuss issues affecting operations of the Bank. There is a strong independent element in the composition of the Board. Out of the 17 Board members, 7 are Independent Non-executive Directors. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Bank to make and implement decisions promptly and efficiently. The Board believes that Sir David's appointment to the posts of Chairman and Chief Executive is beneficial to the business prospects and management of the Bank.

董事會議出席記錄

各董事於2006年內舉行的董事會會議、審核委員會會議、薪酬委員會會議、提名委員會會議以及股東周年常會的出席記錄如下：

	會議出席次數／舉行次數				
	董事會會議	審核委員會會議	薪酬委員會會議	提名委員會會議	股東周年常會
執行董事：					
李國寶 *(主席兼行政總裁)*	8/8	不適用	不適用	1/1	1/1
彭玉榮 *(副行政總裁)*	8/8	不適用	不適用	不適用	1/1
陳棋昌 *(副行政總裁)*	8/8	不適用	不適用	不適用	1/1
非執行董事：					
李福和	8/8	不適用	不適用	1/1	1/1
李福善 *(於2006年4月7日退任)*	2/2	不適用	1/1	不適用	1/1
李國星	8/8	不適用	0/1	1/1	1/1
黃民偉	5/8	不適用	不適用	不適用	0/1
邱繼炳	7/8	不適用	不適用	不適用	1/1
李澤楷	4/8	不適用	不適用	不適用	0/1
李福全 *(於2006年1月25日獲委任)*	8/8	不適用	不適用	1/1	1/1
李國仕 *(於2006年5月1日獲委任)*	5/5	不適用	不適用	不適用	不適用
獨立非執行董事：					
黃頌顯	8/8	3/3	不適用	不適用	1/1
李兆基	4/8	不適用	不適用	1/1	0/1
黃子欣	7/8	2/3	1/1	1/1	1/1
羅友禮	8/8	3/3	1/1	不適用	1/1
郭炳江	5/8	3/3	1/1	不適用	1/1
陳文裘	7/8	3/3	不適用	不適用	1/1
駱錦明	6/8	2/3	不適用	不適用	1/1
平均出席率	87%	89%	80%	100%	82%

主席及行政總裁

守則條文A.2.1規定主席與行政總裁的角色應有區分，並不應由一人同時兼任。

李國寶爵士為本行的主席兼行政總裁。董事會認為此架構不會影響董事會與管理層兩者之間的權力和職權的平衡。本行董事會由極具經驗和才幹的成員組成，並定期每兩個月開會，以商討影響本行運作的事項。透過董事會的運作，足以確保權力和職權得到平衡。董事會的組合具有強大的獨立元素，在17位董事會成員當中，7位是獨立非執行董事。董事會相信此架構有助於建立穩健而一致的領導權，使本行能夠迅速及有效地作出及實施各項決定。董事會相信委任李爵士出任主席兼行政總裁之職，會有利於本行的業務發展及管理。

The Chairman ensures that all Directors are properly briefed on issues arising at Board meetings.

The Chairman is responsible for ensuring that Directors receive adequate, complete and reliable information, in a timely manner.

Board composition

The current Board composes of 3 Executive Directors, 7 Non-executive Directors and 7 Independent Non-executive Directors. It has a balance of skills and experience appropriate for the requirements of the business of the Bank. Changes to its composition can be managed without undue disruption. There is a strong independent element on the Board, which can effectively exercise independent judgement.

The composition of the Board is shown on page 44 under the subject Corporate Information. All Directors are expressly identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that disclose the names of Directors of the Bank.

Biographies which include relationships among members of the Board are shown on pages 32 to 43 under the subject Biographical Details of Directors and Senior Management.

Appointments, re-election and removal of Directors

The Bank has a formal procedure for the appointment of new Directors to the Board and has plans in place for orderly succession for appointments to the Board.

Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election.

Code Provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

At the Annual General Meeting of the Bank held on 7th April, 2006, a special resolution was passed to amend the relevant Articles of Association of the Bank which provide that every Director appointed by the Board during the year shall retire at the next general meeting and every Director shall be subject to retirement at least once every three years. Code Provisions A.4.1 and A.4.2 have been fully complied with since 7th April, 2006.

The Bank has established a Nomination Committee with specific written Terms of Reference which deal clearly with its authority and duties. The Terms of Reference of the Nomination Committee have included the specific duties set out in paragraphs A.4.5 (a) to (d) of the Code, with appropriate modifications where necessary.

The Nomination Committee is responsible for recommending to the Board all new appointments of Directors and Division Heads of the Bank, and for the review of management succession plan for Executive Directors and Division Heads of the Bank.

A majority of the members of the Nomination Committee are Non-executive Directors. Simon LI Fook-sean retired as Chairman of the Nomination Committee on 7th April, 2006, and was succeeded as Chairman by Eric LI Fook-chuen. The other members are David LI Kwok-po, LI Fook-wo, LEE Shau-kee, Allan WONG Chi-yun and Aubrey LI Kwok-sing.

Attendance of individual members at Nomination Committee meeting in 2006 is recorded on pages 52 to 53.

A proposal for the appointment of a new Director will be considered and reviewed by the Nomination Committee. Candidates to be selected and recommended are experienced, high calibre individuals. All candidates must be able to meet the standards set out in the Listing Rules. In addition, they must be assessed by the Hong Kong Monetary Authority and able to meet the standards of the Authority for being a director of an authorised institution. A candidate who is to be appointed as an Independent Non-executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

主席確保董事會會議上所有董事均適當知悉當前的事項。

主席負責確保董事及時收到充分、完備及可靠的資訊。

董事會組成

現時的董事會由3位執行董事、7位非執行董事及7位獨立非執行董事組成。董事會已具備本行業務適當所需的技巧和經驗,其組成人員的變動不會帶來不適當的阻擾。董事會有強大的獨立元素,能夠有效地作出獨立判斷。

董事會的成員刊載於第44頁公司資料內。所有載有董事姓名的公司通訊中,已按董事類別,包括執行董事、非執行董事及獨立非執行董事,明確說明各董事身份。

各董事的簡介,包括其與其他董事會成員的關係,刊載於第32頁至43頁董事及高層管理人員的個人資料項下。

委任、重選和罷免

本行已制定一套正式的新董事委任程序,並設定有秩序的董事接任計劃。

守則條文A.4.1規定非執行董事的委任應有指定任期,並須接受重新選舉。

守則條文A.4.2規定所有為填補臨時空缺而被委任的董事應在接受委任後的首次股東大會上接受股東選舉。每名董事(包括有指定任期的董事)應輪流退任,至少每3年一次。

在2006年4月7日舉行的股東周年常會上,已通過一項特別決議案,修訂本行的組織章程細則,使每名在年內獲委任的董事須在下一次股東大會退任,而每名董事亦須至少每3年一次退任。由2006年4月7日開始已完全遵從守則條文A.4.1及A.4.2。

本行已設立一個提名委員會,並以書面訂明具體的職權範圍,清楚說明委員會的職權和責任。提名委員會的職權範圍已包括載於守則第A.4.5(a)至(d)段所指明的責任,惟因應需要而作出適當修改。

提名委員會負責就本行委任董事及處級主管以及審議本行執行董事及處級主管的繼任安排。

提名委員會的大部分成員為非執行董事。李福善於2006年4月7日退任該委員會主席一職,並由李福全繼任。其他成員包括李國寶、李福和、李兆基、黃子欣及李國星。

2006年提名委員會會議個別成員的出席率載於第52頁至53頁。

委任新董事的建議會由提名委員會考慮及審議。獲甄選及獲推薦的候選人皆為具有豐富經驗及有才幹的人士。所有候選人必須符合《上市規則》所載的標準。此外,他們亦須經香港金融管理局評核,以符合作為一間認可機構董事的標準。如候選人會獲委任為獨立非執行董事,亦須符合《上市規則》第3.13條所列的獨立性準則。

The Nomination Committee had considered and reviewed the following proposals or issues and, where appropriate, made recommendation to the Board:

- Appointment of Stephen Charles LI Kwok-sze as a Non-executive Director;
- Terms of Reference of the Nomination Committee;
- Size, structure and composition of the Board;
- Management Succession Policy;
- Management Succession Plan;
- Re-election of Stephen Charles LI Kwok-sze, Allan WONG Chi-yun, Aubrey LI Kwok-sing, Winston LO Yau-lai, KHOO Kay-peng and David LI Kwok-po, as Directors of the Bank to be proposed for shareholders' approval at the 2007 Annual General Meeting;
- Assessed the independence of the Independent Non-executive Directors of the Bank.

The Nomination Committee has made available its Terms of Reference, on the website of the Bank, explaining its role and the authority delegated to it by the Board.

The Nomination Committee is provided with sufficient resources, including the advice of professional firms, to discharge its duties, if necessary.

Responsibilities of Directors

Every Director is required to keep abreast of his responsibilities as a Director of the Bank and of the conduct, business activities and development of the Bank.

Every newly appointed Director of the Bank shall receive an Information Package from the Company Secretary on the first occasion of his appointment. This Information Package is a comprehensive, formal and tailored induction on the responsibilities and on-going obligations to be observed by a director. In addition, the Package includes materials on the operations and business of the Bank. The Executive Directors, Senior Management and the Company Secretary will subsequently conduct such briefing as is necessary, to ensure that the Directors have a proper understanding of the operations and business of the Bank and that they are aware of their responsibilities under the laws and applicable regulations.

The functions of Non-executive Directors, as per the Terms of Reference of the Board of Directors, have included the functions specified in Code Provision A.5.2 (a) to (d) of the Code.

Every Director is aware that he should give sufficient time and attention to the affairs of the Bank.

Directors have satisfactory attendance rates at both Board meetings and Committee meetings.

The Bank has established its own code of securities transactions by Directors and Chief Executive, i.e. *Policy on Insider Trading – Directors and Chief Executive* ("Bank's Policy") on terms no less exacting than the required standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") of the Listing Rules.

The Bank has also established a *Policy on Insider Trading – Group Personnel* to be observed by the employees of the Bank or directors or employees of the Bank's subsidiaries, in respect of their dealings in the securities of the Bank.

Code Provision A.5.4 stipulates that directors must comply with their obligations under the Model Code set out in Appendix 10 of the Listing Rules.

Having made specific enquiry on all Directors of the Bank, during the year ended 31st December, 2006, except the incident reported hereinafter, other Directors of the Bank have complied with the required standard set out in the Model Code and the Bank's Policy.

提名委員會已就下列的提議或事項作出考慮及檢討,並(在適當情況下)向董事會提出建議:

- 委任李國仕為非執行董事;
- 提名委員會的職權範圍;
- 董事會的人數、架構及組合;
- 管理層繼任政策;
- 管理層繼任安排;
- 在2007年股東周年常會上向股東提呈批准重選李國仕、黃子欣、李國星、羅友禮、邱繼炳及李國寶為本行董事;
- 評核本行獨立非執行董事的獨立性。

提名委員會的職權範圍登載於本行的網站上,解釋其角色以及董事會轉授予其的權力。

提名委員會獲供給充足資源,包括專業公司的意見(如需要),以履行其職責。

董事責任

每名董事須不時瞭解其作為本行董事的職責,以及本行的經營方式、業務活動及發展。

每名新委任的董事均會在首次接受委任時由公司秘書獲得一份資料套件。此資料套件為一份全面、正式兼特為其而設的董事責任及持續職責須知。此外,該套件亦包括本行的運作及業務資料。其後,執行董事、高層管理人員及公司秘書會向董事提供所需介紹,以確保各董事對本行的運作及業務均有適當的理解,以及知道本身在法律及適用的規定下的職責。

非執行董事的職責(已載列於董事會的職權範圍內)包括守則條文A.5.2(a)至(d)指明的職能。

每名董事知悉其應付出足夠時間及精神以處理本行的事務。

董事在董事會會議及委員會會議的出席率均令人滿意。

本行已自行訂立一套與《上市規則》附錄10「上市發行人董事進行證券交易的標準守則」(「標準守則」)所訂標準同樣嚴格的董事及行政總裁證券交易政策,即*內幕交易政策—董事及行政總裁*(「本行政策」)。

本行亦已訂立一份*內幕交易政策—集團人士*以供本行僱員,或本行附屬公司的董事或僱員,遵照規定買賣本行證券。

守則條文A.5.4規定董事必須遵守《上市規則》附錄10的標準守則。

經向所有董事作出特定的查詢後,在截至2006年12月31日止的年度內,除以下所報告的事件外,本行其他董事已遵守標準守則及本行政策中所要求的標準。

In July 2006, Mr. Aubrey Li Kwok-sing ("Mr. Li") informed the Bank that the trustee acting for a discretionary trust of which he is one of several named beneficiaries disposed of a total of 300,000 shares in the Bank in January and February 2006. Unfortunately, the disposals took place during the one-month prohibition period (from 10th January to 10th February, 2006) before the announcement of the 2005 final results of the Bank. When Mr. Li became aware of the disposals, he immediately made disclosures to the Stock Exchange and the Bank. The details of the disposals and the structure of the trust in question were clarified through contact between Mr. Li and the trustee in July and August 2006. The trust is structured with four sub-trust funds with each held for the benefit of a different beneficiary. The disposals were made under one of such sub-trust funds, the beneficiary of which was not, and is not Mr. Li. Mr. Li has admitted that he neglected to take steps to arrange for the trustee in question to notify him of dealings by the trust in securities issued by the Bank, and for him to notify the trustee of the prohibition periods applicable to the Bank. Both Mr. Li and the Bank have taken, and will take further steps to prevent the future occurrence of late filings and dealings during prohibition periods.

Supply of and access to information

Directors are provided in a timely manner with appropriate information that enable them to make an informed decision and to discharge their duties and responsibilities as Directors of the Bank.

In respect of regular Board meetings, and so far as practicable in all other cases, an agenda and accompanying Board papers are sent in full to all Directors in a timely manner and at least 5 days before the intended date of a Board meeting or at least 3 days before the intended date of a Board Committee meeting.

Management are aware that they have an obligation to supply the Board and its Committees with adequate information in a timely manner to enable it to make informed decisions. The information supplied must be complete and reliable. The Board and each Director have separate and independent access to the Bank's Senior Management.

All Directors are entitled to have access to Board papers, minutes and related materials.

B. REMUNERATION OF DIRECTORS AND DIVISION HEADS

The level and make-up of remuneration and disclosure

The Bank has established a Remuneration Committee with specific written Terms of Reference which deal clearly with its authority and duties. The Terms of Reference of the Remuneration Committee have included the specific duties set out in Code Provision B.1.3 (a) to (f) of the Code, with appropriate modifications where necessary.

The Remuneration Committee is responsible for making recommendations to the Board regarding the Bank's remuneration policy, and for the formulation and review of the specific remuneration packages of all Executive Directors and Division Heads of the Bank.

A majority of the members of the Remuneration Committee are Independent Non-executive Directors. This Committee is chaired by Allan WONG Chi-yun. The other members are Aubrey LI Kwok-sing, Winston LO Yau-lai, Thomas KWOK Ping-kwong and Eric LI Fook-chuen (replaced Simon LI Fook sean who retired on 7th April, 2006).

Attendance of individual members at Remuneration Committee meeting in 2006 is recorded on pages 52 to 53.

The Remuneration Committee had considered and reviewed the following proposals or issues and, where appropriate, made recommendation to the Board:

- Annual salary review for 2006 for all staff;
- Offer and grant of share options under the Bank's Staff Share Option Scheme to eligible employees including the Executive Directors;
- Senior Executives Bonus Plan;
- 2007 staff cost budget;

在2006年7月，李國星先生(「李先生」)通知本行，他作為其中一位具名受益人的一個酌情信託的受託人在2006年1月及2月，出售了合共30萬股本行股份。遺憾的是該等出售發生在本行公佈2005年度業績前的一個月禁止買賣期間(即由2006年1月10日至2月10日)。當李先生知悉該等股份出售後，他即時向聯交所及本行作出具報。該等股份出售的詳情及該有關信託的結構在透過李先生與受託人在2006年7月及8月接觸後方得到澄清。該等信託由4個子信託基金構成，每個子信託基金的受益人並不相同。該等股份出售由其中一個子信託基金作出，其受益人在當時及現時均不是李先生。李先生已承認他忽略了採取步驟以安排有關受託人在該信託買賣本行發行的證券時知會他；他亦沒有知會受託人適用於本行的禁止買賣期間。李先生及本行均已採取，及將進一步採取步驟，以避免將來再有遲報及在禁止期間買賣的情況發生。

資料提供及使用

董事獲提供適時的適當資料，使其能夠在掌握有關資料的情況下作出決定，並能履行其作為本行董事的職責及責任。

董事會定期會議的議程及相關會議文件會全部適時送交全體董事，並至少在計劃舉行董事會日期的5天前或其轄下委員會會議日期的3天前送出。董事會其他所有會議在切實可行的情況下亦會採納以上安排。

管理層知悉其有責任向董事會及其轄下委員會適時提供足夠資料，以使董事能夠在掌握有關資料的情況下作出決定。管理層所提供的資料均屬完整可靠。董事會及每名董事有自行接觸本行高級管理人員的獨立途徑。

所有董事均有權查閱董事會文件、會議記錄及相關資料。

B. 董事及處級主管的薪酬

薪酬及披露的水平及組成

本行已設立一個薪酬委員會，並以書面訂明具體的職權範圍，清楚說明委員會的職權和責任。薪酬委員會的權責範圍已包括守則條文第B.1.3(a)至(f)段所載的特定職責，惟因應需要而作出適當修改。

薪酬委員會負責就本行的薪酬政策，以及就訂立及審議本行的執行董事及處級主管的特定薪酬待遇，向董事會提出建議。

薪酬委員會的大部分成員為獨立非執行董事。該委員會的主席為黃子欣。其他成員包括李國星、羅友禮、郭炳江及李福全(接替在2006年4月7日退休的李福善)。

2006年薪酬委員會會議個別成員的出席率載於第52頁至53頁。

薪酬委員會就下列的提議或事項作出考慮及檢討，並(在適當的情況下)向董事會提出建議：

- 2006年所有員工周年薪酬檢討；
- 根據本行的僱員認股計劃，給予及授出認股權予合資格僱員，包括執行董事；
- 高級行政人員花紅計劃；
- 2007員工成本預算；

- Adoption of a new Staff Share Option Scheme 2007;
- Increment of Directors' fees and fees for membership of the Audit Committee, Nomination Committee and Remuneration Committee;
- Terms of Reference of the Remuneration Committee;
- Remuneration Policy.

The Remuneration Committee shall consult the Chairman and Chief Executive about their proposals relating to the remuneration of other Executive Directors and have access to professional advice if necessary.

The Remuneration Committee has made available its Terms of Reference, on the website of the Bank, explaining its role and the authority delegated to it by the Board.

The Remuneration Committee is provided with sufficient resources, including the advice of professional firms, to discharge its duties, if necessary.

The scales of Directors' fees, and fees for membership of the Audit Committee, Nomination Committee and Remuneration Committee are outlined below:

	Amount per annum	
	2006	2007
Board of Directors:		
Chairman	HK$200,000	HK$300,000
Other Directors	HK$100,000	HK$200,000
Audit Committee:		
Chairman	HK$20,000	HK$100,000
Other members	HK$10,000	HK$60,000
Nomination Committee:		
Chairman	HK$20,000	HK$50,000
Other members	HK$10,000	HK$30,000
Remuneration Committee:		
Chairman	HK$20,000	HK$50,000
Other members	HK$10,000	HK$30,000

Information relating to the remuneration of each Director for 2006 is set out in Note 16 on the accounts.

- 採納一個新的僱員認股計劃2007；
- 增加董事袍金及審核委員會、提名委員會和薪酬委員會委員的酬金；
- 薪酬委員會的職權範圍；
- 薪酬政策。

薪酬委員會會就其他執行董事的薪酬建議諮詢主席兼行政總裁，如認為有需要，亦可索取專業意見。

薪酬委員會職權範圍登載於本行的網站上，解釋其角色及董事會轉授予其的權力。

薪酬委員會獲供給充足資源，包括專業公司的意見(如需要)，以履行其職責。

董事袍金，以及審核委員會、提名委員會和薪酬委員會委員的酬金摘錄如下：

	年度金額	
	2006	2007
董事會：		
主席	港幣20萬元	港幣30萬元
其他董事	港幣10萬元	港幣20萬元
審核委員會：		
主席	港幣2萬元	港幣10萬元
其他委員	港幣1萬元	港幣6萬元
提名委員會：		
主席	港幣2萬元	港幣5萬元
其他委員	港幣1萬元	港幣3萬元
薪酬委員會：		
主席	港幣2萬元	港幣5萬元
其他委員	港幣1萬元	港幣3萬元

有關各董事2006年的薪酬資料載於賬項附註16。

C. ACCOUNTABILITY AND AUDIT

Financial reporting

It is the responsibility of the Board to present a balanced, clear and comprehensible assessment of the Bank's performance, position and prospects.

Management shall provide such explanation and information to the Board as will enable the Board to make an informed assessment of the financial and other information presented before the Board for approval.

The Directors are responsible for keeping proper accounting records and preparing accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the accounts for the year ended 31st December, 2006, the Directors have:

- consistently applied appropriate accounting policies;
- made judgements and estimates that are prudent and reasonable;
- prepared the accounts on the going concern basis.

The Bank has announced its annual and interim results within two months after the end of the relevant periods, which is earlier than the limits of four months and three months as required by Rule 13.49(1) and (6) of the Listing Rules respectively.

A statement by the auditors about their reporting responsibilities is included in the Independent Auditor's Report on pages 90 to 91.

The Board will present a balanced, clear and understandable assessment to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.

Internal controls

It is the responsibility of the Board to ensure that the Bank maintains sound and effective internal controls to safeguard the shareholders' investment and the Bank's assets.

The internal control system of the Bank comprises a well-established organisational structure and comprehensive policies and standards. Areas of responsibilities of each business and operational unit are clearly defined to ensure effective check and balances.

The key procedures that the Board established to provide effective internal controls are as follows:

- A distinct organisation structure exists with defined lines of authority and control responsibilities;
- A comprehensive management accounting system is in place to provide financial and operational performance indicators to the management and the relevant financial information for reporting and disclosure purpose;
- Policies and procedures are designed for safeguarding assets against unauthorised use or disposition; for maintaining proper accounting records; and for ensuring the reliability of financial information used within the business or for publication. The procedures provide reasonable but not absolute assurance against material errors, losses or fraud;
- Systems and procedures are also in place to identify, measure, manage and control risks including reputation, strategic, legal, credit, market, liquidity, interest rate and operational risks. Exposure to these risks is monitored by Risk Management Committee, together with Credit Committee, Asset and Liability Management Committee and Operational and Other Risks Management Committee. In addition, procedures are designed to ensure compliance with applicable laws, rules and regulations;
- Audit Committee reviews reports (including management letter) submitted by external auditors to the Group's management in connection with the annual audit and internal audit reports submitted by the Group Chief Auditor.

C. 問責及稽核

財務匯報

董事會有責任對本行的表現、狀況及前景作出一個平衡、清晰及全面的評核。

管理層須向董事會提供解釋及資料，讓董事會可以就提交予他們批核的財務及其他資料，作出有根據的評審。

董事負責備存適當的會計記錄及編製每個財政期間的賬項，使這些賬項能真實和公平地反映本集團在該段期間的財政狀況、業績及現金流量表現。在編製截至2006年12月31日止年度的賬項時，董事已：

- 貫徹地應用適當的會計政策；
- 作出審慎及合理的判斷及估計；
- 按持續經營基準編製賬項。

本行一向在有關財政期間結束後兩個月內公佈年度及中期業績，較《上市規則》第13.49(1)及(6)條所規定分別為4個月及3個月的期限為早。

核數師的申報責任聲明載於第90頁至91頁的獨立核數師報告內。

董事會在各方面將作出平衡、清晰及可理解的評審，包括：年度報告及中期報告、其他涉及股價敏感資料的通告及根據《上市規則》規定須予披露的其他財務資料，以及向監管者提交的報告書，以至根據法例規定須予披露的資料。

內部監控

董事會負責確保本行的內部監控系統穩健妥善而且有效，以保障股東的投資及本行的資產。

本行的內部監控系統包含一個完善的公司架構以及全面的政策及標準。各業務及營運單位的職責範圍清晰劃分，以確保有效監察和制衡。

以下為董事會為提供有效的內部監控而建立的主要程序：

- 組織架構權責清晰，監控層次分明；
- 設立一個全面的管理會計系統，為管理層提供財務及營運表現的指標，以及用作匯報和披露的財務資料；
- 政策及程序的設計為保障資產不致被非授權挪用或處置；保存恰當的會計記錄；以及確保用作業務及公告上的財務資料的可靠性。有關程序提供合理（而非絕對）的保證，以防出現嚴重的錯誤、損失或舞弊；
- 設有系統及程序去辨別、量度、處理及控制風險，包括商譽、策略、法律、信貸、市場、流動性、利率以及營運風險。信貸風險管理委員會，聯同信貸委員會、資產及負債管理委員會和營運及其他風險管理委員會，負責監察本集團面對風險的程度。此外，程序的設計均為確保遵守適用法例，規則及規例；
- 審核委員會審閱由外聘核數師提交予本集團管理層涉及年度核數的報告（包括致管理層的審核情況說明函件），及由集團總稽核呈交的內部稽核報告。

- A *Policy on Handling and Dissemination of Price-Sensitive Information* is established, setting out the guiding principles, procedures and internal controls for the handling and dissemination of price-sensitive information in a timely manner in such a way that it does not place any person in a privileged dealing position and allows time for the market to price the shares of the Bank to reflect the latest available information.

The Board, through the Audit Committee, assesses the effectiveness of the Group's internal control system which covers all material controls, including financial, operational and compliance controls as well as risk management functions, on an annual basis. Pursuant to a risk-based approach, the Group's Internal Audit Department conducts independent reviews of risks associated with and controls over various operations and activities. Significant findings on internal controls are reported to the Audit Committee twice each year. During the year 2006, no major issue but areas for improvement have been identified and appropriate measures taken. The Audit Committee reports its work to the Board on a semi-annual basis.

Audit Committee

It is the responsibility of the Board to establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the Bank's auditors.

The Bank has established an Audit Committee with specific written Terms of Reference which deal clearly with its authority and duties. The Terms of Reference of the Audit Committee have included the duties set out in Code Provision C.3.3 (a) to (n) of the Code, with appropriate modifications where necessary.

As laid down in the Terms of Reference, the Audit Committee is responsible for reviewing the financial controls, internal control and risk management systems, annual report and accounts, and half-year interim report.

All the members of the Audit Committee are Independent Non-executive Directors. This Committee is chaired by Winston LO Yau-lai. The other members are WONG Chung-hin, Allan WONG Chi-yun, Thomas KWOK Ping-kwong, TAN Man-kou and Kenneth LO Chin-ming.

Attendance of individual members at Audit Committee meeting in 2006 is shown on pages 52 to 53.

The following is a summary of the work performed by the Audit Committee during the year:

a. Met with the external auditors to discuss the general scope of their audit work;

b. Reviewed external auditor's management letter and management's response;

c. Reviewed its Terms of Reference;

d. Reviewed and recommended to the Board revision of the *Policy on Appointment of External Auditor in Providing Non-audit Services*;

e. Reviewed and approved the appointment of external auditors for providing non-audit services to the Group;

f. Reviewed and recommended to the Board for approval of the audit fee proposal for the Group for 2006;

g. Recommended to the Board that the shareholders be asked to re-appoint KPMG as the Bank's Group external auditors for 2006;

h. Reviewed the *Group Internal Audit Policy*;

i. Reviewed and approved internal audit plan for 2007;

j. Reviewed the internal audit reports covering the evaluation of internal controls;

k. Reviewed the Auditors' Report regarding the internal control systems for the year 2005 prepared under the Banking Ordinance;

l. Reviewed the audited accounts and final results announcement for the year 2005;

m. Reviewed the Interim Report and the interim results announcement for the six months ended 30th June, 2006.

- 建立一套*處理及發佈股價敏感資料政策*，列出指導性原則、程序及內部監控，使股價敏感資料得以適時處理及發佈，而不會導致任何人士在證券買賣上處於有利地位；讓市場有時間消化最新資料，使市場定出能反映實況的本行股份價格。

董事會透過審核委員會每年一次評核本集團內部監控系統的效能。該系統涵蓋所有重要監控，包括財務、營運及遵守法規的監控，以及風險管理的功能。本集團稽核部採用風險為本的評估方法，針對與各項運作和活動有關的風險及監控進行獨立審閱。有關內部監控的重要審閱結果，每年兩次向審核委員會匯報。2006年內並無發現重大事項，惟需要改進的地方已予確認並已作出相應措施。審核委員會每半年向董事會匯報其工作。

審核委員會

董事會負責就如何應用財務匯報及內部監控原則，及如何維持與本行核數師適當的關係，作出正規及具透明度的安排。

本行已設立一個審核委員會，並以書面訂明具體的職權範圍，清楚說明委員會的職權及責任。審核委員會的職權範圍已包括守則條文第C.3.3(a)至(n)段所載的職責，惟因應需要而作適當修改。

根據其職權範圍，審核委員會負責檢討財務監控、內部監控及風險管理系統；審閱年度報告及賬目，以及半年中期報告。

審核委員會的所有成員均為獨立非執行董事。委員會主席為羅友禮。其他成員包括黃頌顯、黃子欣、郭炳江、陳文裘及駱錦明。

2006年審核委員會會議個別成員的出席率載於第52頁至53頁。

審核委員會在年內所做的工作，摘要如下：

a. 會見外聘核數師以商討其核數工作的一般範圍；

b. 審閱外聘核數師致管理層的審核情況說明函件及管理層的回應；

c. 檢討審核委員會的職權範圍；

d. 檢討及向董事會建議修訂*委任外聘核數師提供非核數服務政策*；

e. 審議及批准聘用外聘核數師提供非核數服務；

f. 審議及向董事會推薦批准2006年集團的核數費用建議；

g. 向董事會建議向股東提呈再度聘任畢馬威會計師事務所為本集團2006年度的外聘核數師；

h. 審核2006年*集團內部稽核政策*；

i. 審核及批准2007年內部稽核計劃；

j. 審議內部稽核報告，包括內部監控評估；

k. 審閱《銀行條例》下2005年度內部監控系統核數師報告；

l. 審閱2005年度已審核賬目及年度業績通告；

m. 審閱截至2006年6月30日止6個月的中期報告及中期業績通告。

All matters raised by the Audit Committee have been addressed by Management. The work and findings of the Audit Committee have been reported to the Board. During the year, no issues brought to the attention of Management and the Board were of sufficient importance to require disclosure in the Annual Report.

The Board agrees with the Audit Committee's proposal for the re-appointment of KPMG as the Bank's Group external auditor for 2007. The recommendation will be presented for the approval of shareholders at the Annual General Meeting to be held on 12th April, 2007.

Full minutes of the Audit Committee meetings are kept by the Company Secretary. Draft and final versions of minutes of the Audit Committee meetings will be sent to all members of the Audit Committee for their comment and record respectively, in both cases normally within one week after the meeting.

The Bank's Audit Committee does not have a former partner of the Bank's existing auditing firm.

The Bank has established the *Policy on Appointment of External Auditor in Providing Non-Audit Services*, setting out the principles by which an external auditor may be appointed to provide non-audit services, with a view to ensuring the independence of the external auditor.

During 2006, the fees paid/payable to KPMG, the Bank's external auditor, and its associates for providing non-audit services amounted to HK$4 million, which included the following items:

- Taxation services: HK$0.9 million;
- Ad hoc projects (including service for conducting due diligence exercise and review of interim accounts): HK$2.5 million;
- Services made at the request of regulators: HK$0.4 million;
- Other services: HK$0.2 million.

The Audit Committee has made available its Terms of Reference, on the website of the Bank, explaining its role and the authority delegated to it by the Board.

The Audit Committee is provided with sufficient resources, including the advice of external auditors and Internal Audit Department, to discharge its duties.

審核委員會所提出的事項已交回管理層處理。審核委員會的工作情況及審閱結果已向董事會報告。在年內，已提交管理層以及董事會所需留意的事項，其重要性不足以需在年報內披露。

董事會同意審核委員會再度聘任畢馬威會計師事務所為本集團2007年度外聘核數師的建議。推薦建議將在2007年4月12日舉行的股東周年常會上提呈予股東批准。

審核委員會的完整會議記錄由公司秘書保存。審核委員會會議記錄的初稿及最後定稿通常在會議後一星期內先後發送予委員會全體成員，初稿供成員表達意見，最後定稿作記錄之用。

本行的審核委員會並無本行現任核數公司的前任合夥人。

本行已訂立*委任外聘核數師提供非核數服務政策*，訂明委任外聘核數師提供非核數服務的原則，以確保外聘核數師的獨立性。

2006年內支付／需支付予本行的外聘核數師，畢馬威會計師事務所，及其聯營公司提供非核數服務的費用為港幣400萬元，其中包括以下事項：

- 税務服務：港幣90萬元；
- 非經常性項目（包括盡職審查及審閱中期賬項）：港幣250萬元；
- 就監管者要求所作的服務：港幣40萬元；
- 其他服務：港幣20萬元。

審核委員會的職權範圍登載於本行的網站上，解釋其角色及董事會轉授予其的權力。

審核委員會獲供給充足資源，包括外聘核數師及稽核部的意見，以履行其職責。

D. DELEGATION BY THE BOARD

Management functions

The Board is responsible for formulating overall strategy, monitoring and controlling the performance of the Group whilst managing the Group's business is the responsibility of the Management.

When the Board delegates aspects of its management and administration functions to Management, it has given clear directions as to the powers of Management, in particular, with respect to the circumstances where Management shall report back and obtain prior approval from the Board before making decisions or entering into any commitments on behalf of the Bank.

The Bank has established a *Schedule of Matters Reserved to the Board for Decision* to formalise the functions reserved to the Board and those delegated to Management. The Board reviews those arrangements on a periodic basis to ensure that they remain appropriate to the needs of the Bank.

Matters reserved to be decided by the Board include:

- Appointment of directors and senior executives;
- Business plans of the Bank;
- Proposal for selection of external auditors;
- Financial statements and budgets;
- Substantial investments in assets other than those arising in the ordinary course of banking businesses;
- Establishment of China or overseas branches or establishment or acquisition of subsidiaries or associates;
- Formation of policies and codes as required by regulators;
- Formation of board committees.

Board Committees

Where Board Committees are established to deal with matters, the Board shall prescribe sufficiently clear terms of reference to enable such Committees to discharge their functions properly.

Apart from the Audit Committee (particulars are disclosed under section C), Remuneration Committee (particulars are disclosed under section B) and the Nomination Committee (particulars are disclosed under section A), the Board has also established the following 10 specialised committees which comprise Directors and where appropriate, other senior executives from relevant areas:

1. Sealing Committee, which is responsible for directing the usage and custody of the Bank's common seal;
2. Executive Committee, which is responsible for reviewing all major functions and critical issues relating to the businesses and operations of the Group;
3. Policy Committee, which is responsible for discussing and formulating various strategies and policies for managing businesses and operations of the Group;
4. Risk Management Committee, which is responsible for dealing with all risk management related issues of the Group;
5. Credit Committee, which is responsible for carrying out lending related activities and in particular, monitoring the lending portfolio for managing the overall credit risk of the Group;
6. Operational and Other Risk Management Committee, which is responsible for dealing with all issues related to the management of operational, legal, reputation and strategic risks of the Group;

D. 董事會權力的轉授

管理功能

董事會負責制訂整體策略，監察及控制集團的表現，而管理集團業務則是管理層的責任。

當董事會將其管理及行政功能方面的權力轉授予管理層時，已同時就管理層的權力，給予清晰的指引，特別是在何種情況下管理層應向董事會匯報以及在代表本行作出任何決定或訂立任何承諾前應取得董事會批准等事宜方面。

本行已訂立一份*保留予董事會決定的事項表*，將那些保留予董事會的職能及轉授予管理層的職能分別確定。董事會定期檢討該等安排，以確保有關安排符合本行的需要。

保留予董事會決定的事項包括：

- 委任董事及高級行政人員；
- 本行的業務計劃；
- 甄選外聘核數師的建議；
- 財務報表及預算；
- 重大的資產投資，但不包括在銀行日常業務上所作的投資；
- 設立中國及海外分行或設立或收購附屬公司或聯營公司；
- 訂立由監管人規定的政策及守則；
- 成立董事會轄下的委員會。

董事會轄下的委員會

若要成立委員會處理事宜，董事會會充分清楚的訂明該等委員會的職權範圍，讓有關委員會能適當地履行其職能。

除審核委員會(詳情在C項下披露)、薪酬委員會(詳情在B項下披露)及提名委員會(詳情在A項下披露)外，董事會亦設立以下10個專責委員會，該等委員會的成員包括董事及(在適當的情況下)其他有關方面的高級行政人員：

1. 印章委員會負責監督本行之法定印章的使用及保管；
2. 執行委員會負責檢討集團各項有關業務及運作的主要功能和重大事宜；
3. 政策委員會負責商討及制訂策略和政策以管理集團各類業務及運作；
4. 風險管理委員會負責處理集團各項有關風險管理的事宜；
5. 信貸委員會負責執行有關借貸活動，尤其是監控集團借貸組合以管理整體的信貸風險；
6. 營運及其他風險管理委員會負責處理集團各項有關營運、法律、信譽及策略風險的事宜；

7. Asset and Liability Management Committee, which is responsible for overseeing the management of liquidity risk, interest rate risk, market risk and country risk of the Group;

8. Crisis Management Committee, which is responsible for developing and reviewing the Group's strategy for managing crisis scenarios and taking charge of crisis situations which jeopardise or have the potential to jeopardise the Group in its reputation, liquidity/financial position and business continuity;

9. Investment Committee, which is responsible for formulating investment strategies and making daily investment decisions on the overall investment portfolio of the Group;

10. Steering Committee for the Basel Project, which is responsible for dealing with all issues related to the implementation of the New Basel Capital Accord for the Group.

The Terms of Reference of the Audit Committee, the Remuneration Committee and the Nomination Committee require such Committees to report back to the Board on their decisions or recommendations. Material matters will be reported to the Board by the other Board committees according to their respective Terms of Reference.

E. COMMUNICATION WITH SHAREHOLDERS

Annual General Meetings

The Board endeavours to maintain an on-going dialogue with shareholders and in particular, to use annual general meetings or other general meetings to communicate with shareholders directly.

At the 2006 Annual General Meeting:

(i) A separate resolution was proposed by the Chairman in respect of each separate issue, including the re-election of Directors.

(ii) The Chairman of the Board, the chairmen of the Audit, Remuneration and Nomination Committees attended to answer questions of shareholders.

(iii) The Chairman demanded a poll on all resolutions. The procedures for demanding a poll by the shareholders were incorporated in the Annual General Meeting circular. KPMG, the Bank's external auditor, was engaged as scrutineer to ensure the votes were properly counted.

At the 2007 Annual General Meeting which will be held on 12th April, 2007, the Chairman will also demand a poll on all resolutions. Please refer to the 2007 Annual General Meeting Circular which will be despatched to the shareholders on 12th March, 2007 for further details.

Shareholders' rights and investor relations

The Articles of Association of the Bank contain the rights of shareholders to demand a poll and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights and procedures are included in all circulars in relation to shareholders' meetings. In case poll voting is conducted, the poll results will be published in newspapers on the business day following the shareholders' meeting and posted on the website of the Stock Exchange and the Bank.

It is the policy of the Bank to maintain an open and regular dialogue with institutional and individual shareholders, fund managers, analysts and the media through an effective corporate communication system which provides transparent, regular and timely public disclosures on the Group's latest developments and strategies through different means. Apart from annual general meetings as mentioned above, other communication channels include:

- the Group's website at http://www.hkbea.com where the Bank's announcements, shareholders corporate communications, business developments and operations, financial information, corporate governance practices and other information are posted;
- annual and interim reports, and press releases;

7. 資產負債管理委員會負責監察集團管理流動資金、利率風險、市場風險及國家風險；

8. 危機管理委員會負責建立和檢討集團監控各類危機事故的策略，及當發生或有可能發生危害集團聲譽、流動資金或財政狀況及持續業務運作的事故時負責危機處理；

9. 投資委員會負責制訂投資策略及作出日常集團投資組合的投資決策；

10. 巴塞爾項目督導委員會負責處理集團各項有關實施巴塞爾委員會新資本協議的事宜。

審核委員會、薪酬委員會及提名委員會的職權範圍規定該等委員會要向董事會匯報其決定或建議。而其他董事會轄下的委員會亦會根據其職權範圍向董事會匯報重要事項。

E. 與股東的溝通

股東周年常會

董事會盡力與股東持續保持對話，尤其是藉股東周年大會或其他全體會議與股東直接溝通。

在2006股東周年常會上：

(i) 會議主席就每項實際獨立的事宜，包括重選董事，個別提出決議案。

(ii) 董事會主席，審核委員會、薪酬委員會及提名委員會的主席，均已出席回應股東提問。

(iii) 主席已就所有議案要求以投票方式表決。要求以投票方式表決的程序載列於股東周年常會通函內。本行的外聘核數師，畢馬威會計師事務所，受聘擔任監察員以確保票數正確地點算。

在2007年4月12日舉行的股東周年常會上，主席亦將就所有議案要求以投票方式表決。詳情請參閱2007年3月12日寄發予股東之2007股東周年常會通函。

股東權利及投資者關係

本行組織章程細則訂明股東於股東大會上就決議案要求以投票方式表決之權利及程序。該等權利及程序載於所有有關股東大會的通函內。倘以投票方式進行表決，投票結果會於股東大會隨後的營業日在報章，以及本行網站和聯交所網站刊登。

本行的政策是透過一個有效的企業傳訊系統與機構及個人股東、基金經理、分析員及傳媒維持開放及定期對話；利用不同渠道提供透明、定期及適時的本集團最新發展及策略的公開披露。除上述的股東大會外，其他傳訊渠道包括：

- 本集團網址http://www.hkbea.com，提供本行通告、致股東的企業通訊、業務發展及運作、財務資料、企業管治常規及其他資料；
- 年度及中期報告，以及新聞稿；

- press conferences after the announcement of interim and final results for media and analysts;
- meetings with analysts;
- roadshows.

Shareholders' Calendar

Events	Dates
Announcement of 2006 interim results	4th August, 2006
Closure of Register of Members decided 2006 interim dividend	21st to 23rd August, 2006
Payment of 2006 interim dividend @HK$0.43 per share	14th September, 2006
Announcement of 2006 final results	8th February, 2007
Closure of Register of Members to decide 2006 final dividend	14th to 16th March, 2007
Closure of Register of Members to decide 2007 AGM attendance	11th to 12th April, 2007
Payment of 2006 final dividend @HK$1.03 per share	13th April, 2007

- 在中期及年度業績公告後舉行傳媒及分析員新聞發報會；
- 與分析員會面；
- 巡迴推介。

股東日誌

事項	日期
2006年度中期業績公告	2006年8月4日
暫停辦理股票過戶以決定2006年度中期股息派發	2006年8月21至23日
派發2006年度中期息每股港幣0.43元	2006年9月14日
2006年度業績公告	2007年2月8日
暫停辦理股票過戶以決定2006年度末期股息派發	2007年3月14至16日
暫停辦理股票過戶以決定2007股東周年常會之出席權	2007年4月11至12日
派發2006年度末期股息每股港幣1.03元	2007年4月13日

REPORT OF THE DIRECTORS

The Directors have pleasure in presenting their annual report together with the audited accounts for the year ended 31st December, 2006.

PRINCIPAL PLACE OF BUSINESS

The Bank of East Asia, Limited (the "Bank") is a licensed bank incorporated and domiciled in Hong Kong and has its registered office and principal place of business at 10 Des Voeux Road Central, Hong Kong.

PRINCIPAL ACTIVITIES

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

ACCOUNTS

The profit attributable to equity holders of the Group for the year ended 31st December, 2006 and the state of the Bank's and the Group's affairs as at that date are set out in the accounts on pages 92 to 197.

TRANSFER TO RESERVES

Profit attributable to equity holders of the Group, before dividends, of HK$3,434,511,000 (2005: HK$2,748,725,000) have been transferred to reserves. Other movements in reserves are set out in Note 37 on the accounts.

An interim dividend of HK$0.43 per share (2005: HK$0.33 per share) was paid on 14th September, 2006. The Directors now recommend the payment of a final dividend of HK$1.03 per share (2005: HK$0.93 per share) in respect of the financial year ended 31st December, 2006.

MAJOR CUSTOMERS

The Directors believe that the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group for the year.

DONATIONS

Donations made by the Group during the year for charitable and community purposes amounted to approximately HK$15,915,000 (2005: HK$8,436,000).

FIXED ASSETS

Details of the movements in fixed assets are set out in Note 30 on the accounts.

SHARE CAPITAL

During the year, a sum of HK$50,167,947.50 standing to the credit of the share premium account was capitalised and applied in paying up in full at par 20,067,179 shares of HK$2.50 each that were allotted and issued to shareholders who had elected to receive new shares in lieu of the 2005 final dividend and the 2006 interim dividend.

During the year, 19,845,000 shares of HK$2.50 each were issued for cash of HK$415,523,650 on the exercise of options granted under the approved Staff Share Option Schemes.

SUBORDINATED NOTES DUE 2011

The Bank issued floating rate subordinated notes qualifying as tier 2 capital with face value of US$500,000,000 on 27th June, 2006. The notes will mature on 28th June, 2011. The net proceeds from the sale of the notes are used for the general funding purposes of the Group.

DEALINGS IN LISTED SECURITIES OF THE BANK

There was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of listed securities of the Bank during the year ended 31st December, 2006.

DIRECTORS

The present Directors of the Bank are shown on page 44.

During the year, Simon LI Fook-sean (a Non-executive Director, Chairman of the Nomination Committee and a member of the Remuneration Committee) retired upon conclusion of the Annual General Meeting on 7th April, 2006.

Stephen Charles LI Kwok-sze was appointed a Non-executive Director of the Bank on 1st May, 2006. Mr. Li offers himself for re-election at the Annual General Meeting to be held on 12th April, 2007 ("2007 AGM").

In accordance with the Articles of Association of the Bank, any Director elected by the Bank by ordinary resolution shall be elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the

董事會報告書

董事會仝寅現謹向各股東發表董事會報告書及截至2006年12月31日止年度的已審核的賬項。

主要營業地點

東亞銀行有限公司(「本行」)乃一間在香港成立及註冊的持牌銀行,其註冊辦事處和主要營業地點為香港德輔道中10號。

主要業務

本行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務,以及商務、企業及投資者服務。

賬項

本集團於2006年12月31日的股東應佔溢利,及本行和本集團於當日的財政狀況,載列於第92頁至197頁的賬項內。

撥入儲備

本集團除股息前的股東應佔溢利中的港幣3,434,511,000元(2005年:2,748,725,000元)已予撥入儲備。至於儲備的其他變動,則載於賬項附註37。

中期股息每股港幣0.43元(2005年:每股港幣0.33元)已於2006年9月14日派發。董事會現建議派發截至2006年12月31日止年度的末期股息每股港幣1.03元(2005年:每股港幣0.93元)。

主要客戶

董事會認為,本集團5位最大客戶所佔是年度本集團總利息收入及其他經營收入少於30%。

捐款

本集團本年內所作出的慈善及公益捐款約為港幣15,915,000元(2005年:港幣8,436,000元)。

固定資產

固定資產的變動詳情載於賬項附註30。

股本

年內,本行由股份溢價賬項中撥出港幣50,167,947.50元作為資本,以發行及繳足20,067,179股每股面值港幣2.50元的股份,派發予各選擇以新股份代替2005年度末期股息及2006年度中期股息的股東。

本年內,在認可僱員認股計劃認股權方面,以溢價發行19,845,000股每股面值港幣2.50元的股份,所得現金為港幣415,523,650元。

2011年到期後償票據

本行在2006年6月27日發行面值500,000,000美元評定為2級資本的浮息後償票據。此等票據將於2011年6月28日到期。發售此等票據的淨得款項會用作本集團的一般資金用途。

買賣本行上市證券

截至2006年12月31日止的年度內,本行或其任何附屬公司並無購入、出售或贖回本行的上市證券。

董事會

本行現任董事的名單載於第44頁。

年內,李福善(非執行董事、提名委員會主席及薪酬委員會委員)在2006年4月7日舉行的股東周年常會結束後退休。

李國仕在2006年5月1日獲委任為本行非執行董事。他將在2007年4月12日舉行的股東周年常會(「2007年股東周年常會」)上膺選連任。

根據本行之組織章程細則之規定,任何在普通決議獲選的董事,其任期不得超過約3年,並於其獲委任後的第3年的股東周年常會

Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. Accordingly, Allan WONG Chi-yun, Aubrey LI Kwok-sing, Winston LO Yau-lai, KHOO Kay-peng and David LI Kwok-po will retire and, being eligible, offer themselves for re-election at the 2007 AGM.

Details of the Directors to be re-elected at the 2007 AGM are set out in the circular to the shareholders sent together with this Annual Report.

No Director proposed for re-election at the 2007 AGM has an unexpired service contract that is not determinable by the Bank or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

David LI Kwok-po is employed as the Chief Executive of the Bank. His service contract is on a five-year term commencing 1st April, 2004.

No contracts of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

None of the Directors of the Bank is interested in any business apart from the Bank's business that competes or is likely to compete, either directly or indirectly, with the Bank's business.

At no time during the year was the Bank or any of its subsidiaries a party to any arrangement to enable the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate with the exception of the Staff Share Option Schemes, details of which are set out in the following section under the heading "Information on Share Options", and Notes 2(q)(iv) and 35 on the accounts.

The Bank has received independence confirmation from the Independent Non-executive Directors, namely: WONG Chung-hin, LEE Shau-kee, Allan WONG Chi-yun, Winston LO Yau-lai, Thomas KWOK Ping-kwong, TAN Man-kou and Kenneth LO Chin-ming, and considers them to be independent.

The Chairman received HK$200,000 and each of the other Directors, including the Independent Non-executive Directors, received HK$100,000, as directors' fees for the year ended 31st December, 2006.

The fees to the Director who retired during the year and to the Director who was appointed during the year were paid in accordance with their length of service.

CONNECTED TRANSACTION

On 17th May, 2006, the Bank formed a company, Manilink Company Limited (the "Company") with some Directors of the Bank and certain independent third parties.

The sole business of the Company is its investment in US$90 million or equivalent worth of the shares in the global offering of Bank of China Limited, a joint stock company incorporated in the People's Republic of China with limited liability and whose shares were listed on The Stock Exchange of Hong Kong Limited on 1st June, 2006.

The Company is owned as to: 51.11% by the Bank; 16.67% by William MONG Man-wai and his associates; 3.33% by Stephen Charles LI Kwok-sze and his associates; 1.11% by Simon LI Fook-sean (retired on 7th April, 2006) and the remaining 27.78% interest in the Company is held by independent third parties.

As William MONG Man-wai and Stephen Charles LI Kwok-sze are Non-executive Directors of the Bank and Simon LI Fook-sean is an ex-director of the Bank, they are connected persons of the Bank as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Likewise, the formation of the Company is a connected transaction under Rule 14A.32 (1) of the Listing Rules. For details, please refer to the announcement dated 18th May, 2006 issued by the Bank.

CORPORATE GOVERNANCE

Being the largest independent local bank in Hong Kong, the Bank is committed to maintaining the highest corporate governance standards. Information on the corporate governance practices adopted by the Bank is set out in the Corporate Governance Report on pages 50 to 73.

結束時屆滿;其任期屆滿時,將被視為一位卸任董事而有資格重選。根據此規定,黃子欣、李國星、羅友禮、邱繼炳及李國寶將在2007股東周年常會上卸任,並願膺選連任。

所有在2007股東周年常會重選的董事的資料,載於連同本年報寄發予股東的股東通函內。

所有擬在2007股東周年常會上膺選連任的董事,並沒有尚未屆滿的服務合約,該等合約屬本行或其附屬公司在一年內不可在不予賠償(法定賠償除外)的情況下終止者。

李國寶受聘為本行的行政總裁。他的服務合約為期5年,由2004年4月1日起生效。

本年內凡與本行或其任何附屬公司業務有重大關係的合約,本行各董事均無佔有任何實質上的權益。

除本行業務外,本行各董事並無在其他直接或間接與本行的業務構成競爭或可能構成競爭的業務中佔有權益。

除於下列「認股權資料」項下及賬項附註2(q)(iv)及35所詳載的僱員認股計劃外,本年內本行或其任何附屬公司並無作任何安排,以致本行各董事或行政總裁或他們的配偶或18歲以下子女從中取得本行或其他法人團體的股份或債券而獲益。

本行已收到獨立非執行董事:黃頌顯、李兆基、黃子欣、羅友禮、郭炳江、陳文裘及駱錦明的獨立性確認函。本行對他們的獨立性表示認同。

本行主席獲港幣20萬元;而其他董事包括獨立非執行董事各獲得港幣10萬元,作為截至2006年12月31日止財政年度的董事袍金。

在年內退休的董事及獲委任的董事之袍金則按其服務期支付。

關連交易

於2006年5月17日,本行與部分董事及若干獨立第三方,合組一公司「Manilink Company Limited」(「該公司」)。

該公司的唯一業務是其投資9,000萬美元或等值的資金在於2006年6月1日起在香港聯合交易所有限公司掛牌上市的「中國銀行股份有限公司」(中華人民共和國註冊成立的股份有限公司)之全球售股計劃當中的股份。

該公司之股權分佈如下:本行擁有51.11%;蒙民偉及其聯繫人士擁有16.67%;李國仕及其聯繫人士擁有3.33%;李福善(已於2006年4月7日退休)擁有1.11%;其餘27.78%由獨立第三方持有。

由於蒙民偉及李國仕為本行非執行董事;李福善則為本行前任董事,彼等根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)均為本行之關連人士;而根據《上市規則》第14A.32(1)條,該公司之組成構成一宗關連交易。有關詳情請參閱本行2006年5月18日刊登的通告。

企業管治

作為本港最大的獨立本地銀行,本行致力維持最高的企業管治標準。有關本行所採納的企業管治常規的資料,載列於第50頁至73頁的企業管治報告內。

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31st December, 2006, the interests and short positions of the Directors and Chief Executive of the Bank in the shares, underlying shares and debentures of the Bank and its associated corporations as recorded in the Register required to be kept under section 352 of the Securities and Futures Ordinance (the "SFO") were as follows:

I. Long positions in shares of the Bank:

Name	Capacity and nature	No. of shares	Total	% of issued share capital
David LI Kwok-po	Beneficial owner	28,813,037		
	Interest of spouse	1,247,929	30,060,966[1]	1.94
LI Fook-wo	Beneficial owner	1,235,804		
	Founder of discretionary trust	30,655,378	31,891,182[2]	2.06
WONG Chung-hin	Beneficial owner	46,810		
	Interest of spouse	344,131	390,941[3]	0.03
LEE Shau-kee	Beneficial owner	647,985		
	Interest of corporation	1,000,000	1,647,985[4]	0.11
Allan WONG Chi-yun	Interest of spouse	124		
	Founder of discretionary trust	10,482,901	10,483,025[5]	0.68
Aubrey LI Kwok-sing	Beneficial owner	23,391		
	Interest of spouse	15,738		
	Beneficiary of discretionary trust	30,655,378	30,694,507[6]	1.98
Joseph PANG Yuk-wing	Beneficial owner	880,000	880,000	0.06
William MONG Man-wai	Beneficial owner	887,613		
	Interest of corporation	5,242,661	6,130,274[7]	0.40
CHAN Kay-cheung	Beneficial owner	908,200	908,200	0.06
Winston LO Yau-lai	–	–	Nil	Nil
KHOO Kay-peng	Interest of corporation	1,000,000	1,000,000[8]	0.06
Thomas KWOK Ping-kwong	–	–	Nil	Nil
Richard LI Tzar-kai	–	–	Nil	Nil
TAN Man-kou	–	–	Nil	Nil
Kenneth LO Chin-ming	–	–	Nil	Nil
Eric LI Fook-chuen	Beneficial owner	1,040,201		
	Founder and beneficiary of discretionary trust	18,769,731		
	Interest of corporation	14,039,595	33,849,527[9]	2.18
Stephen Charles LI Kwok-sze	Beneficial owner	11,365,240		
	Interest of children	446,066		
	Beneficiary of discretionary trusts	1,832,842	13,644,148[10]	0.88

董事及行政總裁權益

於2006年12月31日，根據《證券及期貨條例》第352條須予備存的登記冊所記錄，本行各董事及行政總裁於本行及其相聯法團的股份、相關股份及債權證中擁有的權益及淡倉如下：

I. 本行股份權益的好倉

姓名	身份及性質	股份數目	總數	佔已發行股本的百分率
李國寶	實益擁有人	28,813,037		
	配偶的權益	1,247,929	30,060,966[1]	1.94
李福和	實益擁有人	1,235,804		
	酌情信託的成立人	30,655,378	31,891,182[2]	2.06
黃頌顯	實益擁有人	46,810		
	配偶的權益	344,131	390,941[3]	0.03
李兆基	實益擁有人	647,985		
	法團的權益	1,000,000	1,647,985[4]	0.11
黃子欣	配偶的權益	124		
	酌情信託的成立人	10,482,901	10,483,025[5]	0.68
李國星	實益擁有人	23,391		
	配偶的權益	15,738		
	酌情信託的受益人	30,655,378	30,694,507[6]	1.98
彭玉榮	實益擁有人	880,000	880,000	0.06
蒙民偉	實益擁有人	887,613		
	法團的權益	5,242,661	6,130,274[7]	0.40
陳棋昌	實益擁有人	908,200	908,200	0.06
羅友禮	—	—	無	無
邱繼炳	法團的權益	1,000,000	1,000,000[8]	0.06
郭炳江	—	—	無	無
李澤楷	—	—	無	無
陳文裘	—	—	無	無
駱錦明	—	—	無	無
李福全	實益擁有人	1,040,201		
	酌情信託的成立人及受益人	18,769,731		
	法團的權益	14,039,595	33,849,527[9]	2.18
李國仕	實益擁有人	11,365,240		
	子女的權益	446,066		
	酌情信託的受益人	1,832,842	13,644,148[10]	0.88

Notes:

1 *David LI Kwok-po was the beneficial owner of 28,813,037 shares and he was deemed to be interested in 1,247,929 shares through the interests of his spouse, Penny POON Kam-chui.*

2 *LI Fook-wo was the beneficial owner of 1,235,804 shares. The remaining 30,655,378 shares were held by The Fook Wo Trust, of which LI Fook-wo was the founder, but he had no influence on how the trustee exercises his discretion. The disclosure of these 30,655,378 shares was made on a voluntary basis. Aubrey LI Kwok-sing was also interested in this same block of 30,655,378 shares as one of the discretionary beneficiaries of the trust (please refer to note 6 below).*

3 *WONG Chung-hin was the beneficial owner of 46,810 shares and he was deemed to be interested in 344,131 shares through the interests of his spouse, LAM Mei-lin.*

4 *LEE Shau-kee was the beneficial owner of 647,985 shares.*

LEE Shau-kee was deemed to be interested in 1,000,000 shares held through Superfun Enterprises Limited ("Superfun"). Superfun was wholly owned by The Hong Kong and China Gas Company Limited which was 38.47% held by Henderson Investment Limited which in turn was 67.94% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("Henderson Land").

Henderson Land was 57.80% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by LEE Shau-kee.

5 *Allan WONG Chi-yun was deemed to be interested in 124 shares through the interests of his spouse, Margaret KWOK Chi-wai. He was also deemed to be interested in 10,482,901 shares held by a discretionary trust, The Wong Chung Man 1984 Trust, of which Allan WONG Chi-yun was a founder.*

6 *Aubrey LI Kwok-sing was the beneficial owner of 23,391 shares and he was deemed to be interested in 15,738 shares through the interests of his spouse, Elizabeth WOO. The remaining 30,655,378 shares were held by The Fook Wo Trust, a discretionary trust in which Aubrey LI Kwok-sing was one of the discretionary beneficiaries. LI Fook-wo had also made disclosure in respect of the same block of 30,655,378 shares as founder of the discretionary trust (please refer to note 2 above).*

7 *William MONG Man-wai was the beneficial owner of 887,613 shares. Of the remaining 5,242,661 shares, (i) 4,502,798 shares were held through Shun Hing Electronic Trading Co. Ltd., (ii) 668,323 shares were held through Shun Hing Technology Co. Ltd., and (iii) 71,540 shares were held through Shun Hing Advertising Co. Ltd. Such corporations are accustomed to act in accordance with the directions or instructions of William MONG Man-wai who is the Chairman of these corporations.*

8 *KHOO Kay-peng was deemed to be interested in 1,000,000 shares which were held through Bonham Industries Limited, a company in which he held 99.9% of the issued capital.*

9 *Eric LI Fook-chuen was the beneficial owner of 1,040,201 shares, and 18,769,731 shares were held by New Jerico Limited in the capacity of trustee of The Jerico Unit Trust. Eric LI Fook-chuen is the sole director of New Jerico Limited. All the units in The Jerico Unit Trust are held by The New Elico Trust, of which Eric LI Fook-chuen is the founder and a discretionary beneficiary. Eric LI Fook-chuen was also deemed to be interested in 14,039,595 shares held by The Kowloon Dairy Limited of which he is the Chairman and Chief Executive Officer.*

10 *Stephen Charles LI Kwok-sze was the beneficial owner of 11,365,240 shares, and he was deemed to be interested in 446,066 shares through the interests of his children under the age of 18. Of the remaining 1,832,842 shares, (i) 1,681,400 shares were held by a discretionary trust of which Stephen Charles LI Kwok-sze, his spouse and his children under the age of 18 were beneficiaries and (ii) 151,442 shares were held by a discretionary trust of which his children under the age of 18 were beneficiaries.*

II. Long positions in (in respect of equity derivatives) underlying shares of the Bank:

Shares options, being unlisted physically settled equity derivatives, to subscribe for the ordinary shares of the Bank were granted to David LI Kwok-po, Joseph PANG Yuk-wing and CHAN Kay-cheung pursuant to the approved Staff Share Option Schemes. Information in relation to these shares options during the year ended 31st December, 2006 was shown in the following section under the heading "Information on Share Options".

附註:

1 李國寶為28,813,037股的實益擁有人。由於其配偶潘金翠擁有1,247,929股之權益,他亦被視為擁有該等股份。

2 李福和為1,235,804股的實益擁有人。餘下之30,655,378股由The Fook Wo Trust持有,李福和為該信託的成立人,惟他不可以影響受託人如何行使其酌情權。披露該30,655,378股出於自願性質。李國星作為該信託其中一位酌情受益人,亦擁有該30,655,378股的權益(請參閱下列附註6)。

3 黃頌顯為46,810股的實益擁有人。由於其配偶林美蓮擁有344,131股之權益,他亦被視為擁有該等股份。

4 李兆基為647,985股的實益擁有人。

李兆基被視為擁有由Superfun Enterprises Limited(「Superfun」)持有之1,000,000股。Superfun由香港中華煤氣有限公司(「中華煤氣」)全資擁有。由Kingslee S.A.持有67.94%股權的恒基兆業發展有限公司持有中華煤氣38.47%股權。而Kingslee S.A.是恒基兆業地產有限公司(「恒基地產」)的全資附屬公司。

恒基兆業有限公司(「恒基兆業」)持有恒基地產57.80%股權。Hopkins (Cayman) Limited(「Hopkins」),作為一個單位信託(「該單位信託」)的受託人,擁有恒基兆業的全部已發行普通股股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」),分別為不同全權信託的受託人,持有該單位信託的單位。李兆基擁有Hopkins、Rimmer及Riddick的全部已發行股份。

5 由於其配偶郭志慧擁有124股之權益,黃子欣被視為擁有該等股份。而由於黃子欣為一個酌情信託The Wong Chung Man 1984 Trust的成立人,他亦被視為擁有該酌情信託所持有的10,482,901股。

6 李國星為23,391股的實益擁有人。由於其配偶吳伊莉擁有15,738股之權益,他亦被視為擁有該等股份。餘下之30,655,378股由一個酌情信託The Fook Wo Trust持有,李國星為該信託的其中一位酌情受益人。作為該酌情信託的成立人,李福和亦已就該等30,655,378股作出披露(請參閱上列附註2)。

7 蒙民偉為887,613股的實益擁有人。餘下的5,242,661股當中:(i)4,502,798股由信興電器貿易有限公司持有;(ii) 668,323股由信興科技有限公司持有;及(iii) 71,540股由信興廣告有限公司持有。蒙民偉為該等法團的主席。該等法團慣於按照蒙民偉的指令或指示行事。

8 由於邱繼炳擁有Bonham Industries Limited 99.9%已發行股份,他被視為擁有Bonham Industries Limited持有之1,000,000股。

9 李福全為1,040,201股的實益擁有人。而18,769,731股由New Jerico Limited以The Jerico Unit Trust的受託人身份持有,李福全是New Jerico Limited的唯一董事。The New Elico Trust持有The Jerico Unit Trust的全部單位,而李福全為The New Elico Trust的成立人及一位酌情受益人。他亦被視為擁有由九龍維記牛奶有限公司持有的14,039,595股股份,李福全為該公司的主席兼行政總裁。

10 李國仕為11,365,240股的實益擁有人。他亦被視為擁有由其18歲以下子女持有的446,066股。餘下的1,832,842股當中:(i) 1,681,400股由一個酌情信託持有,李國仕、其配偶及其18歲以下子女皆為該酌情信託的受益人;及(ii) 151,442股由一個酌情信託持有,而李國仕的18歲以下子女為該酌情信託的受益人。

II. 本行相關股份(就股本衍生工具而言)的好倉

根據本行的認可僱員認股計劃,李國寶、彭玉榮及陳棋昌獲授予認股權,以認購本行普通股股份。該等認股權屬於非上市以實物交收的期權。有關此等認股權在截至2006年12月31日止年內的資料,見於下列「認股權資料」項下。

III. Interests in debentures of the Bank:

Name	Capacity and nature	Amount of debentures
Richard LI Tzar-kai	Founder of discretionary trust *(Note)*	US$4,000,000
Richard LI Tzar-kai	Founder of discretionary trust *(Note)*	HK$50,000,000

Note: These interests were held through a discretionary investment company, PCI Investment Management Limited, being a controlled corporation of two discretionary trusts, The Ocean Trust and The Starlite Trust, of which Richard LI Tzar-kai was the founder.

Save as disclosed above, no other interest or short position in the shares, underlying shares or debentures of the Bank or any of its associated corporations were recorded in the Register.

INFORMATION ON SHARE OPTIONS

Information in relation to share options disclosed in accordance with the Listing Rules was as follows:

(1) Movement of share options during the year ended 31st December, 2006:

		Number of Share Options				
Name	Date of Grant[a]	Outstanding at 1/1/2006	Granted	Exercised	Lapsed	Outstanding at 31/12/2006
David LI Kwok-po	19/4/2001	850,000	–	850,000[c]	–	Nil
	18/4/2002	850,000	–	–	–	850,000
	02/5/2003	1,000,000	–	–	–	1,000,000
	22/4/2004	1,000,000	–	–	–	1,000,000
	03/5/2005	1,000,000	–	–	–	1,000,000
	03/5/2006	–	1,000,000[b]	–	–	1,000,000
Joseph PANG Yuk-wing	19/4/2001	400,000	–	400,000[c]	–	Nil
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	500,000	–	–	–	500,000
	03/5/2005	500,000	–	–	–	500,000
	03/5/2006	–	500,000[b]	–	–	500,000
CHAN Kay-cheung	19/4/2001	400,000	–	400,000[c]	–	Nil
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	500,000	–	–	–	500,000
	03/5/2005	500,000	–	–	–	500,000
	03/5/2006	–	500,000[b]	–	–	500,000
Aggregate of other Employees*	19/4/2001	365,000	–	365,000[c]	–	Nil
	18/4/2002	635,000	–	430,000[c]	–	205,000
	02/5/2003	4,270,000	–	3,375,000[c]	–	895,000
	22/4/2004	12,350,000	–	8,550,000[c]	50,000	3,750,000
	03/5/2005	13,990,000	–	5,475,000[c]	205,000	8,310,000
	03/5/2006	–	1,250,000[b]	–	–	1,250,000

* *Employees working under employment contracts that were regarded as "Continuous Contracts" for the purpose of the Hong Kong Employment Ordinance.*

III. 本行債權證權益

姓名	身份及性質	債權證數額
李澤楷	酌情信託的成立人 *(附註)*	4,000,000美元
李澤楷	酌情信託的成立人 *(附註)*	港幣50,000,000元

附註：這等權益透過一間酌情投資公司，盈保投資管理有限公司(「盈保投資」)，持有。兩個酌情信託The Ocean Trust 及The Starlite Trust為盈保投資的控股公司，而李澤楷為該兩個酌情信託的成立人。

除上述披露外，概無其他本行或其任何相聯法團的股份、相關股份或債權證的權益或淡倉載於該登記冊內。

認股權資料

根據《上市規則》所披露有關認股權的資料如下：

(1) 截至2006年12月31日止年內認股權的變動：

		認股權數目				
姓名	授予日期[a]	於1/1/2006日尚未行使	授出	行使	失效	於31/12/2006日尚未行使
李國寶	19/4/2001	850,000	–	850,000[c]	–	無
	18/4/2002	850,000	–	–	–	850,000
	02/5/2003	1,000,000	–	–	–	1,000,000
	22/4/2004	1,000,000	–	–	–	1,000,000
	03/5/2005	1,000,000	–	–	–	1,000,000
	03/5/2006	–	1,000,000[b]	–	–	1,000,000
彭玉榮	19/4/2001	400,000	–	400,000[c]	–	無
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	500,000	–	–	–	500,000
	03/5/2005	500,000	–	–	–	500,000
	03/5/2006	–	500,000[b]	–	–	500,000
陳棋昌	19/4/2001	400,000	–	400,000[c]	–	無
	18/4/2002	400,000	–	–	–	400,000
	02/5/2003	500,000	–	–	–	500,000
	22/4/2004	500,000	–	–	–	500,000
	03/5/2005	500,000	–	–	–	500,000
	03/5/2006	–	500,000[b]	–	–	500,000
其他僱員的總數*	19/4/2001	365,000	–	365,000[c]	–	無
	18/4/2002	635,000	–	430,000[c]	–	205,000
	02/5/2003	4,270,000	–	3,375,000[c]	–	895,000
	22/4/2004	12,350,000	–	8,550,000[c]	50,000	3,750,000
	03/5/2005	13,990,000	–	5,475,000[c]	205,000	8,310,000
	03/5/2006	–	1,250,000[b]	–	–	1,250,000

* *按香港《僱傭條例》所指的「連續合約」工作的僱員*

Notes:

a Particulars of share options:

Date of Grant	*Vesting Period*	*Exercise Period*	*Exercise Price Per Share HK$*
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23
03/5/2005	03/5/2005 – 02/5/2006	03/5/2006 – 03/5/2010	22.95
03/5/2006	03/5/2006 – 02/5/2007	03/5/2007 – 03/5/2011	33.05

b (i) The closing price of the shares of the Bank immediately before 3rd May, 2006 on which the options were granted was HK$33.00.

(ii) Fair value of share options granted during the year ended 31st December, 2006 and the assumptions are set out in Note 35(c) on the accounts.

c Annual weighted average ("AWA") closing price of the shares of the Bank immediately before the date on which the Options were exercised during the year ended 31st December, 2006:

Date of Grant	*No. of Options Exercised*	*Exercise Price Per Share HK$*	*AWA Closing Price HK$*
19/4/2001	2,015,000	16.96	26.56
18/4/2002	430,000	15.80	32.35
02/5/2003	3,375,000	14.90	29.32
22/4/2004	8,550,000	23.23	32.57
03/5/2005	5,475,000	22.95	35.61

(2) No share options were cancelled during the year ended 31st December, 2006.

(3) The accounting policy adopted for share options is set out in Note 2(q)(iv) on the accounts.

Save as disclosed above, as at 31st December, 2006, none of the Directors or Chief Executive of the Bank or their spouses or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Bank or any of its associated corporations.

附註：

a 認股權詳情：

授予日期	有效期	行使期	每股行使價 港幣(元)
19/4/2001	19/4/2001－18/4/2002	19/4/2002－19/4/2006	16.96
18/4/2002	18/4/2002－17/4/2003	18/4/2003－18/4/2007	15.80
02/5/2003	02/5/2003－01/5/2004	02/5/2004－02/5/2008	14.90
22/4/2004	22/4/2004－21/4/2005	22/4/2005－22/4/2009	23.23
03/5/2005	03/5/2005－02/5/2006	03/5/2006－03/5/2010	22.95
03/5/2006	03/5/2006－02/5/2007	03/5/2007－03/5/2011	33.05

b (i) 本行股份在緊接2006年5月3日授出認股權當日之前的收市價為港幣33.00元。

(ii) 在截至2006年12月31日止年內授出的認股權的公平價值及假設載於賬項附註35(c)。

c 在截至2006年12月31日止年內本行股份在緊接有關認股權行使日期之前的全年加權平均收市價：

授予日期	行使認股權數目	每股行使價 港幣(元)	全年加權平均收市價 港幣(元)
19/4/2001	2,015,000	16.96	26.56
18/4/2002	430,000	15.80	32.35
02/5/2003	3,375,000	14.90	29.32
22/4/2004	8,550,000	23.23	32.57
03/5/2005	5,475,000	22.95	35.61

(2) 截至2006年12月31日止年內並無認股權被註銷。

(3) 有關認股權的會計政策載於賬項附註2(q)(iv)。

除上述所披露外，於2006年12月31日，本行的董事或行政總裁或他們的配偶或18歲以下子女概無獲授或行使任何權利以認購本行或其任何相聯法團的股本或債務證券。

INFORMATION ON SHARE OPTION SCHEME

The following is a summary of the Staff Share Option Scheme 2002 that was adopted on 26th March, 2002 (the "Scheme") disclosed in accordance with the Listing Rules:

1. **Purpose of the Scheme:**

   (a) The Scheme is a share incentive scheme and is established to recognise and acknowledge the contributions that eligible persons had made or may make to the Group.

   (b) The Scheme will provide the eligible persons with an opportunity to have a personal stake in the Bank with the view to motivating the eligible persons to optimise their performance and efficiency for the benefit of the Group.

2. **Participants of the Scheme:**

   The Board may at its discretion grant options to any employees including Executive Directors and Chief Executive of the Group.

3. **Total number of shares available for issue under the Scheme and % of issued share capital at 31st December, 2006:**

   The total number of shares available for issue under the Scheme is 71,696,959 shares representing 4.63% of the issued share capital at 31st December, 2006.

4. **Maximum entitlement of each participant under the Scheme:**

   No options may be granted to any eligible persons, which if exercised in full would result in the total number of shares issued and to be issued upon exercise of the share options already granted or to be granted to such eligible person under the Scheme or any other schemes of the Bank (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital as at the date of such new grant. Any grant of further options above this limit shall be subject to certain requirements as stipulated in the rules of the Scheme.

5. **The period within which the shares must be taken up under an option:**

   Beginning on the first anniversary of the Date of Grant of such options and ending on the fifth anniversary thereof.

6. **The minimum period for which an option must be held before it can be exercised:**

   From the Date of Grant of such options up to the day immediately before the first anniversary thereof.

7. **The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid:**

   N/A

8. **The basis of determining the exercise price:**

   The exercise price is determined by the Directors and being not less than the highest of:

   (a) the closing price of the Bank's shares in the Stock Exchange's daily quotations sheet on the date of grant of the relevant options;

   (b) an amount equivalent to the average closing price of the Bank's shares as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant of the relevant options; and

   (c) the nominal value of the Bank's shares.

9. **The remaining life of the Scheme:**

   The Scheme Period will end on 25th March, 2007.

認股權計劃資料

根據《上市規則》披露的有關於2002年3月26日採納的僱員認股計劃2002（「計劃」）的摘要如下：

1. 計劃的目的：

   (a) 本計劃屬於一項股份獎勵計劃，設立的目的在於肯定合資格人士對本集團作出或可能作出的貢獻。

   (b) 本計劃為合資格人士提供機會持有本行的股權，藉此鼓勵僱員努力工作，提高效率，為本集團賺取更多利益。

2. 計劃的參與人：

   董事會可按其酌情權，向本集團任何僱員，包括執行董事和行政總裁，授予認股權。

3. 計劃中可予發行的股份數目及其於2006年12月31日佔已發行股本的百分率：

   計劃中可予發行的股份數目為71,696,959股，佔本行於2006年12月31日已發行股本的4.63%。

4. 計劃中每名參與人可獲授權益上限：

   凡合資格人士在行使全部認股權後，會導致該位合資格人士在截至獲授新認股權之日（包括當日）止十二個月內，因行使已經根據或將會根據本計劃及本行任何其他計劃獲授的認股權（包括已行使、已註銷及尚未行使的認股權）時，所獲發行及將予發行的股份總數超出新認股權授出當日的已發行股份的1%，則不得向該位合資格人士再授出新認股權。再度授出超出該上限的認股權，須受載於該計劃的規則內的若干規定所約束。

5. 可根據認股權認購股份的期限：

   由該認股權授予日的第一周年開始截至授予日的第五周年止。

6. 認股權行使之前必須持有的最短期限：

   由認股權授出之日起直至授予日的第一周年之前一日。

7. 申請或接受認股權須付金額以及付款或通知付款的期限或償還申請期權貸款的期限：

   不適用

8. 行使價的釐定基準：

   行使價由董事會釐定，但不少於下列的較高價：

   (a) 於授出有關認股權當日，本行股份於聯交所日報表的收市價；

   (b) 相等於緊接授出有關認股權當日之前五個營業日，本行股份於聯交所日報表的平均收市價；及

   (c) 本行股份的面值。

9. 計劃尚餘的有效期：

   計劃期間將於2007年3月25日終止。

INTERESTS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS

As at 31st December, 2006, the interests and short positions of Substantial Shareholders and Other Persons of the Bank in the shares and underlying shares of the Bank as recorded in the Register required to be kept under section 336 of the SFO were as follows:

Long position in shares of the Bank:

Name	Capacity and nature	No. of shares	% on issued share capital
Silchester International Investors Limited	Investment Manager	108,246,800*	6.98
The Capital Group Companies, Inc.	Investment Manager	79,463,900	5.13

* *Silchester International Investors Limited has informally notified the Bank that as at 31st December, 2006, it held 100,295,800 shares (representing approximately 6.47% of the Bank's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.*

Save as disclosed above, no other interest or short position in the shares or underlying shares of the Bank were recorded in the Register.

PUBLIC FLOAT

As at the date of this Report, the Bank has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Bank and within the knowledge of the Directors.

COMPLIANCE

In preparing the accounts for 2006, the Bank has fully complied with the guideline set out in the Supervisory Policy Manual "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority.

AUDITORS

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board
David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 8th February, 2007

大股東及其他人士的權益

於2006年12月31日，根據《證券及期貨條例》第336條須予備存的登記冊所記錄，大股東及其他人士擁有本行的股份及相關股份的權益及淡倉如下：

本行股份權益的好倉：

姓名	身份及性質	股份數目	佔已發行股本的百分率
Silchester International Investors Limited	投資經理	108,246,800*	6.98
The Capital Group Companies, Inc.	投資經理	79,463,900	5.13

* *Silchester International Investors Limited非正式通知本行，其於2006年12月31日持有本行100,295,800股股份（佔本行已發行股本約6.47%）。而減持該等股份無須根據《證券及期貨條例》第XV部作出披露。*

除上述所披露外，概無其他本行股份或相關股份的權益或淡倉載於該登記冊內。

公眾持股量

基於公開予本行查閱之資料及據董事所知悉，截至本報告日期為止，本行一直維持《上市規則》所訂明之公眾持股量。

符合指引

本行已完全符合香港金融管理局所頒佈的監管政策手冊《本地註冊認可機構披露財務資料》所載的指引編製2006年度賬目。

核數師

在即將召開的股東周年常會中，將提請通過再聘畢馬威會計師事務所為本行核數師的議案。

主席兼行政總裁
李國寶

香港，2007年2月8日

INDEPENDENT AUDITOR'S REPORT

KPMG

TO THE SHAREHOLDERS OF THE BANK OF EAST ASIA, LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of The Bank of East Asia, Limited ("the Bank") set out on pages 92 to 197, which comprise the consolidated and the Bank balance sheets as at 31 December 2006, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE ACCOUNTS

The Directors of the Bank are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these accounts based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

Hong Kong, 8th February, 2007

獨立核數師報告

KPMG

致東亞銀行有限公司股東：

(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第92至第197頁東亞銀行有限公司(「貴銀行」)的綜合賬項，此綜合賬項包括於2006年12月31日的綜合資產負債表及 貴銀行的資產負債表與截至該日止年度的綜合損益賬、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就賬項須承擔的責任

董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等賬項。這責任包括設計、實施及維護與編製及真實而公平地列報賬項相關的內部控制，以使賬項不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等賬項作出意見。我們是按照香港《公司條例》第141條的規定，僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等賬項是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致賬項存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報賬項相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價賬項的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合賬項已根據香港財務報告準則真實而公平地反映 貴銀行及 貴集團於2006年12月31日的事務狀況及截至該日止年度的集團利潤及現金流量，並已按照香港《公司條例》妥為編製。

畢馬威會計師事務所
執業會計師
香港中環
遮打道10號
太子大廈8樓

香港，2007年2月8日

CONSOLIDATED PROFIT AND LOSS ACCOUNT
綜合損益賬

For the year ended 31st December, 2006　截至2006年12月31日止年度

		Notes 附註	2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Interest income	利息收入	3	**12,865,593**	7,806,534
Interest expense	利息支出	4	**(7,999,958)**	(4,046,276)
Net interest income	淨利息收入		**4,865,635**	3,760,258
Fee and commission income	服務費及佣金收入	5	**1,898,883**	1,598,000
Fee and commission expense	服務費及佣金支出		**(288,145)**	(229,896)
Net fee and commission	服務費及佣金淨額		**1,610,738**	1,368,104
Net trading profits	交易溢利淨額	6	**586,160**	576,024
Net result from financial instruments designated at fair value through profit or loss	指定為通過損益以反映公平價值金融工具的淨表現	7	**248,177**	(42,546)
Other operating income	其他經營收入	8	**253,602**	290,698
Non-interest income	非利息收入		**2,698,677**	2,192,280
Operating income	經營收入		**7,564,312**	5,952,538
Operating expenses	經營支出	9	**(3,465,360)**	(2,988,047)
Operating profit before impairment losses	未扣除減值損失之經營溢利		**4,098,952**	2,964,491
Impairment losses on loans and advances	貸款減值損失	10	**(243,848)**	(141,485)
Write back of/(Charge for) impairment losses on held-to-maturity investments and available-for-sale financial assets	持至到期投資及可供出售金融資產回撥／(損失)		**12,972**	(33,555)
Write back of/(Charge for) impairment losses on associates	聯營公司減值回撥／(損失)		**24,560**	(6,838)
Impairment losses on goodwill	商譽減值損失	29(a)	**(23,698)**	–
Write back of/(Charge for) impairment losses on bank premises	行址減值回撥／(損失)	30	**27,681**	(210,140)
Impairment losses	減值損失		**(202,333)**	(392,018)
Operating profit after impairment losses	已扣除減值損失之經營溢利		**3,896,619**	2,572,473
Net loss on sale of held-to-maturity investments	出售持至到期投資之淨虧損		**(17)**	(630)
Net profit on sale of available-for-sale financial assets	出售可供出售金融資產之淨溢利	11	**49,998**	6,983
Net profit on sale of subsidiaries/associates	出售附屬公司／聯營公司之淨溢利		**1,516**	624
Net (loss)/profit on sale of fixed assets	出售固定資產之淨(虧損)／溢利		**(8,273)**	365,441
Valuation gains on investment properties	重估投資物業盈利	30	**137,777**	234,221
Share of profits less losses on associates	應佔聯營公司溢利減虧損		**182,574**	33,731
Profit for the year before taxation	年度內除稅前溢利		**4,260,194**	3,212,843
Income tax	所得稅	12	**(774,576)**	(426,862)
Profit for the year after taxation	年度內除稅後溢利		**3,485,618**	2,785,981
Attributable to:	可歸屬於：			
Equity holders of the Group	集團股東	13	**3,434,511**	2,748,725
Minority interests	少數股東權益	38	**51,107**	37,256
Profit after taxation	除稅後溢利		**3,485,618**	2,785,981
Appropriations:	撥款：			
Dividends attributable to the year	應屬本年度股息	14		
Interim paid	已支付中期股息		**661,663**	496,127
Final paid in respect of previous year	已支付屬上年度末期股息		**6,342**	1,702
Final proposed	擬派末期股息		**1,596,646**	1,404,514
Earnings per share	每股盈利		**HK$港幣**	HK$港幣
Basic	基本	15	**2.24**	1.83
Diluted	攤薄	15	**2.22**	1.82

The notes on pages 98 to 197 form part of these accounts.　第98至197頁之附註屬本賬項之一部分。

CONSOLIDATED BALANCE SHEET
綜合資產負債表

As at 31st December, 2006　2006年12月31日

		Notes 附註	2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
ASSETS	**資產**			
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	19	**8,317,746**	4,525,587
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	20	**66,864,045**	45,347,255
Trade bills	貿易票據	21	**620,463**	612,587
Trading assets	交易用途資產	22	**2,937,534**	3,245,579
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融資產	23	**8,643,479**	10,157,707
Advances to customers and other accounts	客戶貸款及其他賬項	24	**175,096,666**	144,836,789
Available-for-sale financial assets	可供出售金融資產	25	**12,002,197**	8,399,121
Held-to-maturity investments	持至到期投資	26	**10,249,359**	13,016,959
Investments in associates	聯營公司投資	28	**1,076,738**	768,580
Fixed assets	固定資產	30	**5,749,605**	5,355,899
– Investment properties	－投資物業		**1,288,541**	950,586
– Other property and equipment	－其他物業及設備		**4,461,064**	4,405,313
Goodwill and intangible assets	商譽及無形資產	29	**2,605,316**	2,494,950
Deferred tax assets	遞延稅項資產	32(b)	**39,169**	38,469
Total Assets	資產總額		**294,202,317**	238,799,482
EQUITY AND LIABILITIES	**股東權益及負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	39(b), 39(c)	**31,959,182**	13,785,419
Deposits from customers	客戶存款	39(b), 39(c)	**209,524,220**	175,894,925
Trading liabilities	交易用途負債	33(a)	**942,595**	1,936,999
Certificates of deposit issued	已發行存款證		**6,998,407**	6,431,391
– At fair value through profit or loss	－通過損益以反映公平價值		**1,943,951**	3,047,652
– At amortised cost	－攤銷成本		**5,054,456**	3,383,739
Current taxation	本期稅項	32(a)	**334,097**	261,695
Deferred tax liabilities	遞延稅項負債	32(b)	**598,118**	627,485
Other accounts and provisions	其他賬項及準備	33(b)	**8,046,654**	6,908,260
Loan capital	借貸資本	34	**8,154,315**	8,548,780
– At fair value through profit or loss	－通過損益以反映公平價值		**4,288,824**	8,548,780
– At amortised cost	－攤銷成本		**3,865,491**	–
Total Liabilities	負債總額		**266,557,588**	214,394,954
Share capital	股本	36	**3,875,355**	3,775,575
Reserves	儲備	37	**23,387,599**	20,421,790
Total equity attributable to equity holders of the Group	歸屬於集團股東權益總額		**27,262,954**	24,197,365
Minority interests	少數股東權益	38	**381,775**	207,163
Total Equity	股東權益總額		**27,644,729**	24,404,528
Total Equity and Liabilities	股東權益及負債總額		**294,202,317**	238,799,482

Approved and authorised for issue by the Board of Directors on 8th February, 2007.

董事會於2007年2月8日核准及授權發佈。

Chairman and Chief Executive	**David LI Kwok-po**	*主席兼行政總裁*	**李國寶**
Directors	**LI Fook-wo**	*董事*	**李福和**
	WONG Chung-hin		**黃頌顯**
	Winston LO Yau-lai		**羅友禮**

The notes on pages 98 to 197 form part of these accounts.

第98至197頁之附註屬本賬項之一部分。

BALANCE SHEET
資產負債表

As at 31st December, 2006　2006年12月31日

		Notes 附註	2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
ASSETS	**資產**			
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	19	**8,072,113**	4,376,415
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	20	**66,106,221**	45,052,614
Trade bills	貿易票據	21	**620,463**	612,587
Trading assets	交易用途資產	22	**2,899,883**	3,227,606
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融資產	23	**8,614,375**	10,117,933
Advances to customers and other accounts	客戶貸款及其他賬項	24	**167,694,747**	139,281,065
Amounts due from subsidiaries	附屬公司欠款	31(a)	**1,934,495**	1,728,817
Available-for-sale financial assets	可供出售金融資產	25	**10,101,535**	7,704,002
Held-to-maturity investments	持至到期投資	26	**8,334,876**	11,294,569
Investments in subsidiaries	附屬公司投資	27	**2,792,703**	2,121,229
Investments in associates	聯營公司投資	28	**239,890**	119,603
Fixed assets	固定資產	30	**5,475,115**	5,121,598
– Investment properties	－投資物業		**1,316,755**	979,680
– Other property and equipment	－其他物業及設備		**4,158,360**	4,141,918
Goodwill and intangible assets	商譽及無形資產	29	**1,460,292**	1,460,292
Deferred tax assets	遞延稅項資產	32(b)	**22,905**	30,233
Total Assets	資產總額		**284,369,613**	232,248,563
EQUITY AND LIABILITIES	**股東權益及負債**			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	39(b), 39(c)	**31,741,621**	13,605,141
Deposits from customers	客戶存款	39(b), 39(c)	**202,463,214**	165,890,788
Trading liabilities	交易用途負債	33(a)	**934,375**	1,935,069
Certificates of deposit issued	已發行存款證		**9,198,407**	8,631,391
– At fair value through profit or loss	－通過損益以反映公平價值		**1,943,951**	3,047,652
– At amortised cost	－攤銷成本		**7,254,456**	5,583,739
Amounts due to subsidiaries	欠附屬公司款項	31(b)	**1,675,643**	9,852,377
Current taxation	本期稅項	32(a)	**295,823**	248,583
Deferred tax liabilities	遞延稅項負債	32(b)	**594,903**	626,893
Other accounts and provisions	其他賬項及準備	33(b)	**4,446,064**	4,735,449
Loan capital	借貸資本	34	**8,154,315**	4,274,859
– At fair value through profit or loss	－通過損益以反映公平價值		**4,288,824**	4,274,859
– At amortised cost	－攤銷成本		**3,865,491**	–
Total Liabilities	負債總額		**259,504,365**	209,800,550
Share capital	股本	36	**3,875,355**	3,775,575
Reserves	儲備	37	**20,989,893**	18,672,438
Total equity attributable to equity holders of the Bank	歸屬於銀行股東權益總額		**24,865,248**	22,448,013
Total Equity and Liabilities	股東權益及負債總額		**284,369,613**	232,248,563

Approved and authorised for issue by the Board of Directors on 8th February, 2007.

董事會於2007年2月8日核准及授權發佈。

Chairman and Chief Executive	**David LI Kwok-po**	*主席兼行政總裁*	李國寶
Directors	**LI Fook-wo**	*董事*	李福和
	WONG Chung-hin		黃頌顯
	Winston LO Yau-lai		羅友禮

The notes on pages 98 to 197 form part of these accounts.

第98至197頁之附註屬本賬項之一部分。

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY
綜合權益變動表

For the year ended 31st December, 2006　截至2006年12月31日止年度

		Notes 附註	2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Total equity at 1st January	於1月1日股東權益總額		**24,404,528**	22,454,582
Net income recognised directly in equity	直接確認於股東權益淨收入			
(Recognition)/release of net deferred tax liabilities in	遞延稅項負債淨額(確認)／回撥			
– Revaluation reserve on bank premises	–行址重估儲備	37(c)	**(11,195)**	37,818
– Investment revaluation reserve on available-for-sale financial assets	–可供出售金融資產重估儲備	37(h)	**(109,777)**	–
Revaluation surplus on bank premises transferred to investment properties	行址轉作投資物業所產生的重估盈餘	37(c)	**69,444**	12,429
Capital reserve on share-based transactions	股權支付交易產生的資本儲備	37(g)	**22,067**	29,796
Reversal upon disposal of available-for-sale financial assets	可供出售金融資產於出售時轉回	37(h)	**(41,766)**	–
Changes in fair value of available-for-sale financial assets	可供出售金融資產之公平價值變動	37(h)	**653,701**	359,477
Exchange and other adjustments	匯兌及其他調整	37(f), 37(h), 38	**107,042**	27,875
			689,516	467,395
Net profit for the year	年度內溢利			
Attributable to:	可歸屬於：			
Equity holders of the Group	集團股東	37(i)	**3,434,511**	2,748,725
Minority interests	少數股東權益	38	**51,107**	37,256
			3,485,618	2,785,981
Total recognised income and expenses for the year (of which HK$51,107,000 (2005: HK$37,256,000) is attributable to minority interests)	年度內已確認的收入和支出(其中少數股東應佔權益港幣51,107,000元(2005年：港幣37,256,000元))		**4,175,134**	3,253,376
Dividends declared or approved during the year	年度內已宣佈或核准派發股息	37(i)	**(2,072,519)**	(1,691,428)
Movements in shareholders' equity arising from capital transactions with equity holders of the Group:	與集團股東進行資本交易所產生的股東權益變動：			
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份	36, 37(a)	**415,523**	70,638
Shares issued in lieu of dividends	以股代息發行的股份	37(b)	**599,825**	313,034
Capital fee	資本費用	37(a)	**(251)**	(58)
			1,015,097	383,614
Movements in minority interests	少數股東權益變動			
Acquisition of subsidiaries	購入附屬公司	38	**2,561**	975
(Increase)/decrease in shareholding	權益(增加)／減少	38	**(29,268)**	3,409
Share of revaluation surplus of available-for-sale financial assets	應佔可供出售金融資產之重估盈餘	38	**149,196**	–
			122,489	4,384
Balance as at 31st December	於12月31日結餘		**27,644,729**	24,404,528

The notes on pages 98 to 197 form part of these accounts.　第98至197頁之附註為本賬項之一部分。

CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

For the year ended 31st December, 2006　截至2006年12月31日止年度

		Notes 附註	2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
OPERATING ACTIVITIES	**經營業務活動**			
Profit for the year before taxation	年度內除稅前溢利		**4,260,194**	3,212,843
Adjustments for:	調整：			
Charge for impairment losses on loans and advances	貸款減值損失	10	**243,848**	141,485
(Write back of)/charge for impairment allowances on held-to-maturity investments, available-for-sale financial assets and associates	持至到期投資、可供出售金融資產和聯營公司的減值(回撥)／準備		**(37,532)**	40,393
Share of profits less losses of associates	應佔聯營公司溢利減虧損		**(182,574)**	(33,731)
Net loss on sale of held-to-maturity investments	出售持至到期投資淨虧損		**17**	630
Net profit on sale of available-for sale financial assets, subsidiaries and associates	出售可供出售金融資產，附屬公司和聯營公司之淨溢利		**(51,514)**	(7,607)
Net loss/(profit) on sale of fixed assets	出售固定資產之淨虧損／(溢利)		**8,273**	(365,441)
Interest expenses on loan capital, certificates of deposit and bonds issued	已發行借貸資本、存款證及債券利息支出		**707,185**	655,018
Depreciation on fixed assets	固定資產折舊	9,30	**299,074**	258,563
Amortisation of intangible assets	無形資產攤銷	9	**2,231**	-
Impairment losses on goodwill	商譽減值損失		**23,698**	-
(Write back of)/Charge for impairment losses on bank premises	行址減值(回撥)／損失		**(27,681)**	210,140
Dividend income from available-for-sale financial assets	可供出售金融資產股息收入		**(27,501)**	(34,153)
Revaluation gain on certificates of deposit and loan capital issued	重估已發行存款證及已發行借貸資本盈餘		**16,771**	(180,954)
Valuation gains on investment properties	重估投資物業盈餘	30	**(137,777)**	(234,221)
Transfer to capital reserve for staff share options	僱員認股權轉入資本儲備		**22,067**	29,796
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	**營運資金變動前的經營溢利**		**5,118,779**	3,692,761
(Increase)/decrease in operating assets:	經營資產(增)／減額：			
Placements with banks and other financial institutions with original maturity beyond three months	原本期限為3個月以上的銀行及其他金融機構存款		**(867,011)**	6,506,833
Trade bills	貿易票據		**(7,833)**	788,603
Certificates of deposit held with original maturity beyond three months	原本期限為3個月以上的持有的存款證		**-**	1,773,884
Other investments in securities	其他證券投資		**-**	8,725,900
Trading assets	交易用途資產		**(688,690)**	(1,750,929)
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融資產		**1,514,228**	(10,157,707)
Advances to customers	客戶貸款		**(27,424,381)**	(20,995,660)
Advances to banks and other financial institutions	銀行及其他金融機構貸款		**(29,989)**	(141,144)
Treasury bills with original maturity beyond three months	原本期限為3個月以上的國庫債券		**-**	486,269
Held-to-maturity debt securities and investment securities	持至到期債務證券及投資證券		**2,749,309**	(898,529)
Available-for-sale financial assets	可供出售金融資產		**(256,245)**	(1,149,412)
Intangible assets	無形資產		**(15,217)**	-
Other accounts and accrued interest	其他賬項及應計利息		**(2,501,018)**	638,214
Deferred tax assets	遞延稅項資產		**(700)**	48,993

Consolidated Cash Flow Statement (continued)
綜合現金流量表（續）

For the year ended 31st December, 2006　截至2006年12月31日止年度

		Notes 附註	2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Increase/(decrease) in operating liabilities:	經營負債增／(減)額：			
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘		**18,172,986**	4,213,762
Deposits from customers	客戶存款		**33,133,134**	12,157,260
Trading liabilities	交易用途負債		**(994,404)**	1,936,999
Other accounts and provisions	其他賬項及準備		**1,132,006**	709,983
Deferred tax liabilities	遞延税項負債		**(206,175)**	(216,269)
Exchange adjustments	匯兑調整		**(30,781)**	(25,019)
NET CASH INFLOW FROM OPERATIONS	**經營活動現金流入淨額**		**28,797,998**	6,344,792
Income tax paid	所得税			
Hong Kong profits tax paid	已付香港利得税		**(459,723)**	(208,534)
Overseas profits tax paid	已付海外利得税		**(204,171)**	(84,248)
NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES	**源自經營業務活動之現金淨額**		**28,134,104**	6,052,010
INVESTING ACTIVITIES	**投資活動**			
Dividends received from associates	收取聯營公司股息		**21,897**	19,149
Dividends received from available-for-sale equity securities	收取可供出售股份證券股息		**27,501**	34,153
Purchase of equity securities	購入股份證券		**(1,655,473)**	(207,815)
Proceeds from sale of equity securities	出售股份證券所得款項		**140,925**	87,235
Purchase of fixed assets	購入固定資產	*30*	**(511,367)**	(603,150)
Proceeds from disposal of fixed assets	出售固定資產所得款項		**59,966**	1,083,698
Purchase of associates	購入聯營公司		**(96,479)**	-
Increase in shareholding in an associate	增加一間聯營公司權益		**-**	(23,714)
Proceeds from disposal of associates	出售聯營公司所得款項		**1,842**	5,083
Purchase of subsidiaries	購入附屬公司	*42(a)*	**(72,574)**	(13,881)
Decrease in shareholding in a subsidiary	減少一間附屬公司權益		**37**	4,000
NET CASH (USED IN)/GENERATED FROM INVESTING ACTIVITIES	**(用於)／源自投資活動之現金淨額**		**(2,083,725)**	384,758
FINANCING ACTIVITIES	**融資活動**			
Ordinary dividends paid	支付普通股股息		**(1,472,694)**	(1,378,394)
Issue of ordinary share capital	發行普通股股本	*36, 37(a)*	**415,523**	70,638
Issue of loan capital	發行借貸資本		**3,878,825**	4,264,728
Redemption of loan capital	贖回借貸資本		**(4,265,690)**	-
Capital fee paid on increase in issued share capital	支付增加發行股本資本費用	*37(a)*	**(251)**	(58)
Issue of certificates of deposit	發行存款證		**7,798,252**	8,560,806
Redemption of certificates of deposit issued	贖回存款證		**(7,198,009)**	(6,324,514)
Interest paid on loan capital	支付借貸資本利息		**(399,797)**	(324,833)
Interest paid on certificates of deposit issued	支付已發行存款證利息		**(381,551)**	(225,514)
NET CASH (USED IN)/GENERATED FROM FINANCING ACTIVITIES	**(用於)／源自融資活動之現金淨額**		**(1,625,392)**	4,642,859
NET INCREASE IN CASH AND CASH EQUIVALENTS	**現金及等同現金項目淨增額**		**24,424,987**	11,079,627
CASH AND CASH EQUIVALENTS AT 1ST JANUARY	**於1月1日之現金及等同現金項目**	*42(b)*	**52,283,962**	41,204,335
CASH AND CASH EQUIVALENTS AT 31ST DECEMBER	**於12月31日之現金及等同現金項目**	*42(b)*	**76,708,949**	52,283,962
Cash flows from operating activities included:	源自經營業務活動的現金流量包括：			
Interest received	利息收入		**13,861,533**	8,818,125
Interest paid	利息支出		**8,971,057**	4,634,300
Dividend received	股息收入		**44,227**	45,466

The notes on pages 98 to 197 form part of these accounts.　第98至197頁之附註屬本賬項之一部分。

NOTES ON THE ACCOUNTS
賬項附註

1. PRINCIPAL ACTIVITIES 主要業務

The Bank and its subsidiaries (the "Group") are engaged in the provision of banking and related financial services, and business, corporate and investor services.

本銀行及其附屬公司(「本集團」)的主要業務為提供銀行及有關的金融服務，以及商務、企業及投資者服務。

2. SIGNIFICANT ACCOUNTING POLICIES 主要會計政策

(a) Statement of Compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs"), and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. In addition, these accounts comply fully with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Bank. The adoption of these new and revised HKFRSs did not result in significant changes to the Group's and the Bank's accounting policies applied in these accounts for the years presented.

(a) 符合指引聲明

本賬項乃按照香港會計師公會頒佈所有適用的《香港財務報告準則》(其統稱已包括個別適用的《香港財務報告準則》、《香港會計準則》及詮釋)編製，並符合《香港公認會計準則》及香港《公司條例》之規定。此外，本賬項完全符合香港金融管理局所頒佈的《監管政策手冊》「本地註冊認可機構披露財務資料」的指引。本賬項亦符合《香港聯合交易所有限公司證券上市規則》有關的披露規定。本集團採納的主要會計政策簡列如下。

香港會計師公會頒佈數項新增及經修訂的《香港財務報告準則》，並可於本年度集團及銀行的會計期被提早採納或生效。因採納該等新增及經修訂的《香港財務報告準則》，對適用於本年及往年的集團及銀行之會計政策未有重大影響。

(b) Basis of Preparation of the Accounts

The accounts for the year ended 31st December, 2006 comprise the Group and the Group's interest in associates.

The measurement basis used in the preparation of the accounts is historical cost except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as trading, designated at fair value through profit or loss and available-for-sale (Note 2(f)(i)); and
- investment properties (Note 2(h)(ii))

The preparation of accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(b) 賬項編製基準

截至2006年度12月31日止的賬項包括本集團及本集團應佔聯營公司之權益。

除以下資產及負債是以公平價值列賬外，本賬項是以原值成本作為計量基準。有關詳情載列於下列會計政策：

- 分類作交易用途、指定通過損益以反映公平價值及可供出售的金融工具(附註2(f)(i))：及
- 投資物業(附註2(h)(ii))

按《香港財務報告準則》之要求，在編製賬項時，管理層須作判斷、估計及假設從而影響政策實施及資產和負債、及收入與支出之呈報金額。有關估計及假設乃按在既定情況下可合理地相信，根據過往之經驗及其他因素，作出判斷那些未能從其他來源確定的資產及負債的賬面值。實際結果可能與此等估計不儘相同。

有關估計及假設須定期作檢討。若修訂只影響該修訂期，會計估計的修訂於該修訂期內確認；或如該修訂影響本期及未來會計期，則於修訂期及未來會計期確認。

Details of judgements made by management in the application of HKFRSs that have significant effect on the accounts and estimates with a significant risk of material adjustment in the next year are set out in Note 48.

在附註48內，已詳載管理層估計《香港財務報告準則》對下年度的賬項及估計有重大影響引致可能產生重大的調整風險。

(c) Basis of Consolidation

(c) 綜合基準

(i) Subsidiaries and minority interests

(i) 附屬公司及少數股東權益

The consolidated accounts include the accounts of the Bank and all its subsidiaries made up to 31st December each year. Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

本綜合賬項包括本銀行及其所有附屬公司截至各相關年度之12月31日止的賬項。附屬公司為集團所控制之實體。當集團有權決定該實體的財務及經營業務從而獲取利益，控制權被確認。在評估控制權時，現存並可行使的潛在投票權已計算在內。

All material intercompany transactions and balances are eliminated on consolidation. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate.

一切重大的集團內部交易及結餘已於賬項綜合時抵銷。於年度內購入或出售的附屬公司，其業績是由購入日期開始或至出售日期止（以適用者為準）計算入綜合賬項內。

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Bank, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of these interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meet the definition of a financial liability. They are presented in the consolidated balance sheet and consolidated summary statement of changes in equity within equity, separately from equity attributable to equity holders of the Group. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the net profit for the year between minority interests and equity holders of the Group.

少數股東權益是指，無論是直接或間接透過附屬公司，非由銀行擁有的應佔附屬公司淨資產的權益部分，而集團未與該權益持有者達成任何附加協議，致令集團整體上對該等權益產生符合財務負債定義的法定義務。少數股東權益在綜合資產負債表及綜合股東權益轉變表內的股東權益列示，但與可歸屬於集團股東權益分開。少數股東權益佔集團年度內溢利在綜合損益賬賬面以分配為少數股東權益及可歸屬於集團股東權益形式呈報。

In the Bank's balance sheet, its investments in subsidiaries are stated at cost less any impairment losses (Note 2(k)).

在本銀行的資產負債表中，附屬公司投資是以成本減除減值損失（附註2(k)）列賬。

(ii) Associates

(ii) 聯營公司

An associate is a company in which the Group or the Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

聯營公司是指本集團或本銀行可對其管理發揮重大影響力，包括制定其財務及經營政策，但並不控制或共同控制其管理層。

An investment in an associate is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's net assets.

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本另按本集團於購入後應佔該聯營公司淨資產的轉變而調整。

The consolidated profit and loss account reflects the Group's share of the post-acquisition, post-tax results of the associates for the year, including any impairment loss on goodwill relating to the investment in associates recognised for the year in accordance with Notes 2(j) and 2(k).

綜合損益賬已反映本集團應佔購入聯營公司權益後年度除稅後之業績，及減除於附註2(j)及2(k)所述有關年度內聯營公司投資的商譽減值損失。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

When the Group's share of losses exceeds its interest in the associates, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For these purposes, the Group's interest in the associate is the carrying amount of the investment under equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

除不超出本集團對該聯營公司所作具法律或推定義務或替該公司償付的承擔外，當本集團應佔該聯營公司的虧損超出本集團應佔該聯營公司之權益時，超出的虧損將不被確認，而本集團應佔該聯營公司之權益將被減值至零。為此，本集團應佔該聯營公司權益即按權益會計法計算投資賬面值，及實質上構成本集團應佔該聯營公司淨資產的長期權益。

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates, except when unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

本集團與聯營公司交易而產生之未實現溢利及虧損，以本集團應佔該聯營公司之權益為限作沖銷。除非有證據顯示未實現虧損屬資產轉讓的減值損失，則須立即於損益賬內確認。

The Bank accounts for the results of associates to the extent of dividends received. Investments in associates are stated at cost less any impairment losses (Note 2(k)).

本銀行是以已收取股息計算應佔聯營公司業績。聯營公司投資是以成本減除減值損失(附註2(k))列賬。

(d) Translation of Foreign Currencies

Transactions in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The exchange differences are dealt with in the profit and loss account.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Hong Kong dollars using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

Exchange differences relating to investments at fair value through profit or loss and derivative financial instruments are included in gains less losses from trading securities or financial instruments designated at fair value through profit or loss. All other exchange differences relating to monetary items are presented as gains less losses from dealing in foreign currencies in the profit and loss account.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1st January, 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1st January, 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(d) 外幣換算

外幣交易按交易日的匯率折算為港幣。以外幣為單位的貨幣性資產及負債按結算日的匯率折算為港幣。匯兑差額則計入損益賬內。

以原值成本列賬但以外幣為單位的非貨幣性資產及負債按交易日的匯率折算為港幣。以公平值列賬的非貨幣性資產及負債按釐定其公平價值日的匯率折算。

有關通過損益以反映公平價值投資及衍生金融工具的匯兑差額分別包括於交易用途證券淨盈虧或指定通過損益以反映公平價值投資淨盈虧。其他有關貨幣性資產及負債的匯兑差額則於外幣買賣淨盈虧項下列示。

海外業務之業績按交易日的匯率折算為港幣。資產負債表項目，包括於2005年1月1日或以後因收購海外業務而在綜合時所產生的商譽，按結算日的匯率折算為港幣。產生的匯兑差額直接在股東權益內以一獨立組成部分確認。因於2005年1月1日以前收購海外業務而在綜合時所產生的商譽按收購海外業務日的匯率折算。

計算出售海外企業的損益包括截至出售日因該企業產生的累計兑換差額。

(e) Revenue Recognition

Provided it is probable that economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows.

Interest income for all interest-bearing financial instruments, except those classified as held for trading or designated at fair value through profit or loss, are recognised as interest income in the profit and loss account on an accruals basis using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating the interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

For impaired loans, the accrual of interest income based on the original terms of the loan is discontinued, but any increase in the present value of impaired loans due to the passage of time is reported as interest income.

Net income from financial instruments designated at fair value through profit or loss and net trading income comprises all gains and losses from changes in fair value (net of accrued coupon) of such financial assets and financial liabilities, together with interest income and expense and dividend income attributable to those financial instruments.

Fee and commission income is recognised in the profit and loss account when the corresponding service is provided, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised as income in the accounting period in which the costs or risk is incurred and is accounted for as interest income.

Origination or commitment fees received/paid by the Group which result in the creation or acquisition of a financial asset are deferred and recognised as an adjustment to the effective interest rate. If the commitment expires without the Group making a loan, the fee is recognised as revenue on a straight-line basis over the commitment period.

Finance income implicit in finance leases is recognised as interest income over the period of the lease so as to produce an approximately constant periodic rate of return of the outstanding net investment in the leases for each accounting period.

Rental income received under operating leases is recognised as other operating income in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivables. Contingent rentals receivable are recognised as income in the accounting period in which they are earned.

(e) 收入確認

假設經濟利益有可能流向本集團及收入和支出(如適用)能可靠計量的，在損益賬內確認收入的方法如下：

除分類為持有作交易或指定通過損益以反映公平價值外，所有帶息金融工具的利息收入按有效利率方法於損益賬內以應計基準確認。

有效利率方法是一種計算攤銷成本及分配利息收入於相關期間的方法。有效利率是可準確將金融工具在預計年期內產生之未來現金支出或收入折算為現值，或在較短期內折算為該金融工具賬面值的利率(如適用)。當計算有效利率時，本集團在估計現金流須考慮金融工具的所有合約條款，但不包括未來信貸損失。有效利率組成部分的計算包括所有合約對手之間的費用及點子支出或收入、交易成本及其他所有溢價或折扣。

就已減值貸款而言，根據貸款原本條款計算的應計利息收入終止，但因隨時間過去令致減值貸款之現值增加則視作利息收入。

指定通過損益以反映公平價值金融工具的淨收入及淨交易收入包括所有金融資產及金融負債之公平價值變動產生的盈虧(減除應計利息)，以及應歸屬於該等金融工具的利息收入及支出及股息收入。

服務費及佣金收入在有關服務提供時確認，但如服務費是為彌補持續為客戶提供一項服務的成本或承受風險而收取或費用性質為利息則除外。在此情況下，服務費在成本產生時或承受風險的會計期內確認為利息收入。

因本集團創造或購入金融資產而產生之始創或承擔服務費收入／支出須遞延及確認為有效利率之調整。如承擔期滿而本集團毋須貸款，該服務費按承擔期限以直線法確認為收入。

融資租賃隱含財務收入按租賃年期確認為利息收入，以令每個會計年度期間剩餘的淨租賃投資回報大致相同。

除非有更具代表性的基準衡量從租賃資產獲取利益的模式，其經營租賃之租金收入按該租期所涵蓋的年期以等額分期確認為其他經營收入。經營租賃協議所涉及的激勵措施均在損益賬中確認為租賃淨收款總額的組成部分。或有租金以該收入產生的會計期間列作收入。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment is quoted ex-dividend.

非上市投資股息收入在股東收取權被確立時才予以確認。上市投資股息收入則在該投資的股價除息時才被確認。

(f) Financial Instruments

(f) 金融工具

(i) Initial recognition

(i) 初始確認

The Group classifies its financial instruments into different categories at inception, depending on the purpose for which the assets were acquired or the liabilities were incurred. The categories are: fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

根據購入資產或招致負債之目的，於初始期本集團分類金融工具為不同種類。種類包括通過損益以反映公平價值、貸款和應收賬款、持至到期投資、可供出售金融資產及其他金融負債。

Financial instruments are measured initially at fair value, which normally will be equal to the transaction price plus, in case of a financial asset or financial liability not held at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or issue of the financial liability. Transaction costs on financial assets and financial liabilities at fair value through profit or loss are expensed immediately.

金融工具於初始期按公平價值計量，而公平值大致與交易價相同，另包括，如金融資產或金融負債不屬於通過損益以反映公平價值，直接歸屬於購入之金融資產或發行之金融負債的交易成本。通過損益以反映公平價值的金融資產或金融負債的交易成本立即支銷。

The Group recognises financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets is recognised using trade date accounting. From this date, any gains and losses arising from changes in fair value of the financial assets or financial liabilities at fair value through profit or loss are recorded.

當本集團成為金融工具合約其中一方時確認為金融資產和金融負債。以有規律方式購買或出售金融資產按交易日會計法予以確認。該等金融資產及金融負債按通過損益以反映公平價值計算公平價值變動產生的盈利及虧損由該日起計算。

(ii) Categorisation

(ii) 分類

Fair value through profit or loss

通過損益以反映公平價值

This category comprises financial assets and financial liabilities held for trading, and those designated at fair value through profit or loss upon initial recognition, but excludes those investments in equity instruments that do not have a quoted market price and whose fair value cannot be reliably measured.

此類別包括持有作交易用途和初始被指定為通過損益以反映公平價值的金融資產及金融負債，但不包括沒有市價的股份證券投資，而其公平價值是不能夠可靠計量的。

Trading financial instruments are financial assets or financial liabilities which are acquired or incurred principally for the purpose of trading, or are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking. Non-hedging derivatives are accounted for as trading instruments.

作交易用途的金融工具包括金融資產及金融負債，而購入或招致主要是作短期出售或屬可辨別金融工具組合的一部分，該組合是整體管理的，及有證據顯示近期有短期出售以賺取利潤的模式。非對沖衍生工具視作交易工具。

Financial instruments are designated at fair value through profit or loss upon initial recognition when:

- the assets or liabilities are managed, evaluated and reported internally on a fair value basis;
- the designation eliminates or significantly reduces an accounting mismatch which would otherwise arise;
- the asset or liability contains an embedded derivative that significantly modifies the cash flows that would otherwise be required under the contract; or
- the separation of the embedded derivatives from the financial instrument is prohibited.

Financial assets and financial liabilities under this category are carried at fair value. Changes in the fair value are included in the profit and loss account in the period in which they arise. Upon disposal or repurchase, the difference between the net sale proceeds or the net payment and the carrying value is included in the profit and loss account.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than (a) those that the Group intends to sell immediately or in the near term, which will be classified as held for trading; (b) those that the Group, upon initial recognition, designates as at fair value through profit or loss or as available-for-sale; or (c) those where the Group may not recover substantially all of its initial investment, other than because of credit deterioration, which will be classified as available-for- sale. Loans and receivables mainly comprise placements with banks and other financial institutions, trade bills and loans and advances to customers.

Securities classified as loans and receivables typically comprise securities issued by the same customers with whom the Group has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and the Group bears the same customer risk as it does for loans extended to those customers. Additionally the yield and maturity terms are generally directly negotiated by the Group with the issuer. These securities include commercial paper, short term debentures and preference shares issued by the borrower.

Loans and receivables and securities classified as loans and receivables are carried at amortised cost using the effective interest method, less impairment losses, if any (Note 2(k)).

在以下情況於初始確認為指定為通過損益以反映公平值的金融工具：

- 該資產或負債是按內部公平值管理、評估及呈報；
- 該指定可抵銷或重大地減低可能產生的會計錯配；
- 該資產或負債包含嵌入衍生工具，而該嵌入衍生工具可重大地改變按合約產生的現金流；或
- 將嵌入衍生工具從金融工具內分開是被禁止的。

屬於此類別的金融資產及金融負債按公平價值入賬。因公平價值變動產生之未實現盈利和虧損計入在期內發生的損益賬。於出售或回購時，出售所得或淨支付款項與賬面值的差額計入損益賬。

貸款和應收賬款

貸款和應收賬款為固定或可確定付款金額及沒有活躍市場報價的非衍生金融資產，但不包括(a)本集團有計劃於短期內出售而被區分為持有作交易用途；(b)於初始期已被本集團指定為通過損益以反映公平價值或可供出售；或(c)有可能本集團不能收回大部分初始投資，但不包括因信貸變壞的原因，將會分類為可供出售。貸款和應收賬款主要包括在銀行及其他金融機構的存款、貿易票據及客戶貸款。

分類為貸款和應收賬款的證券中，較具代表性的包括由客戶發行的證券，而該客戶是本集團在其批發銀行業務中有借貸關係的相同客戶。作出信貸代替品證券的投資決定與貸款的信貸審批程序相同，尤如本集團須承擔等同借款予同一客戶的風險。另外，回報及到期日條款普遍是透過本集團與客戶直接磋商。此類證券包括商業票據、短期債券及由借款人發行的優先股份。

貸款和應收賬款及分類為貸款和應收賬款的證券按有效利率方法計算攤銷成本並減除減值損失(如適用)入賬(附註2(k))。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity which the Group has the positive intention and ability to hold to maturity, other than (a) those that the Group, upon initial recognition, designates as at fair value through profit or loss or available for sale; and (b) those that meet the definition of loans and receivables.

Held-to-maturity investments are carried at amortised cost using the effective interest method less impairment losses, if any (Note 2(k)).

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated at available-for-sale or are not classified in any of the other three categories above. They include financial assets intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment.

Available-for-sale financial assets are carried at fair value except for investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost less impairment losses, if any (Note 2(k)). Unrealised gains and losses arising from changes in the fair value are recognised directly in the investment revaluation reserve, except for foreign exchange gains and losses on monetary items such as debt securities which are recognised in the profit and loss account.

When the available-for-sale financial assets are sold, gains or losses on disposal include the difference between the net sale proceeds and the carrying value, and the accumulated fair value adjustments which are released from the investment revaluation reserve.

Other financial liabilities

Financial liabilities, other than trading liabilities and those designated at fair value through profit or loss, are measured at amortised cost using the effective interest method.

(iii) Fair value measurement principles

The fair value of financial instruments is based on their quoted market prices at the balance sheet date without any deduction for estimated future selling costs.

If there is no publicly available latest traded price nor a quoted market price on a recognised stock exchange or a price from a broker/dealer for non-exchange-traded financial instruments, or if the market for it is not active, the fair value of the instrument is estimated using valuation techniques that provide a reliable estimate of prices which could be obtained in actual market transactions.

持至到期投資

持至到期投資包括有固定或可確定付款金額及有固定期限的非衍生金融資產而本集團有明確意向和能力持至到期日，但不包括(a)本集團於初始已指定為通過損益以反映公平價值或可供出售，及(b)符合貸款和應收賬款之定義。

持至到期投資採用有效利率方法計算攤銷成本並減除減值損失（如適用）入賬（附註2(k)）。

可供出售金融資產

可供出售金融資產為被指定為可供出售的非衍生金融資產，或並非分類為以上三種類別的金融資產。它包括計劃作不定期限持有的金融資產，但可能因應流動資金之需要或市場環境改變而出售。

可供出售金融資產按公平值列賬，但不包括沒有活躍市場報價的股份證券而其公平值是不能夠可靠計量的，按成本並減除減值損失（如適用）入賬（附註2(k)）。除如債務證券的貨幣性項目所引致的外匯盈虧須在損益賬確認外，因公平價值變動而產生之未實現盈利及虧損直接在投資重估儲備內確認。

當出售可供出售金融資產時，出售盈虧包括出售所得款項與賬面值的差額，以及在投資重估儲備內的累計公平價值調整。

其他金融負債

不包括交易用途及通過損益以反映公平價值的金融負債，金融負債按有效利率方法計算攤銷成本入賬。

(iii) 計量公平價值之原則

金融工具的公平價值是於結算日根據其市場報價但未減除將來的估計出售成本。

如沒有公眾可得到的最後交易價格或認可交易所獲得市場報價，或從經紀／交易員獲得屬於非交易所買賣的金融工具報價，又或該市場並不活躍，此工具的公平價值按估值模式估值，而該估值模式可根據市場實際交易提供可靠的估計價格。

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market rate at the balance sheet date applicable for an instrument with similar terms and conditions. Where other pricing models are used, inputs are based on market data at the balance sheet date.

當採用現金流折讓價格模式，估計將來現金流按管理層的最佳估計及採用的貼現率是在結算日適用於相同條款工具的市場利率。當採用其他價格模式時，輸入資料是在結算日的市場價格資料。

(iv) Derecognition

(iv) 終止確認

The Group derecognises a financial asset when the contractual rights to receive the cash flows from the financial asset expire, or where the financial asset together with substantially all the risks and rewards of ownership, have been transferred.

當從金融資產獲得現金流的法定權利屆滿或已將重大風險及回報擁有權同時轉移後，本集團終止確認金融資產。

A financial liability is derecognised when the obligation specified in the contract is discharged, cancelled or expires.

當合約的義務已被履行、取消或期滿，本集團終止確認金融負債。

The Group uses the weighted average method to determine realised gains and losses to be recognised in the profit and loss account on derecognition.

本集團採用加權平均法以釐定在終止確認時須在損益賬確認的已實現盈利和虧損。

(v) Offsetting

(v) 抵銷

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet only where there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

如具法定權利抵銷確認金額及計劃以淨額結算，或同時變賣資產以清償負債，金融資產和金融負債互相抵銷，而在資產負債內以淨額列示。

(vi) Embedded derivatives

(vi) 嵌入衍生工具

An embedded derivatives is a component of a hybrid (combined) instrument that includes both the derivative and a host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. The embedded derivatives are separated from the host contract and accounted for as a derivative when (a) the economic characteristics and risks of the embedded derivative are not closely related to the host contract; and (b) the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in the profit and loss account.

嵌入衍生工具屬於一種混合（結合）式工具的組成部分，該工具包括衍生工具及一主合約，並可改變該結合式工具的現金流，其作用類似一張獨立的衍生工具。當(a)該嵌入衍生工具的經濟特性及風險與主合約並非緊密關連的；及(b)混合（結合）式工具並非按公平價值計量及將公平價值變動於損益賬內確認，嵌入衍生工具將與主合約分開並按衍生工具入賬。

When the embedded derivative is separated, the host contract is accounted for in accordance with note (ii) above.

當嵌入衍生工具被分開處理，主合約根據上述附註(ii)入賬。

(g) Hedging

(g) 對沖

(i) Cash flow hedges

(i) 現金流量對沖

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction and the hedge is effective, the gain or loss on the derivative financial instrument in relation to the hedged risk is recognised directly in equity.

當衍生金融工具被指定對沖已確認資產或負債的不既定現金流量，或是甚有可能發生及有法律約束力的預計交易，衍生金融工具產生的盈利和虧損與被對沖風險有關者在股東權益確認。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(ii) Fair value hedge

A fair value hedge seeks to offset risks of changes in the fair value of an existing asset or liability that will give rise to a gain or loss being recognised in the profit and loss account.

The hedging instrument is measured at fair value, with fair value changes recognised in the profit and loss account. The carrying amount of the hedged item is adjusted by the amount of the changes in fair value of hedging instrument attributable to the risk being hedged. This adjustment is recognised in the profit and loss account to offset the effect of the gain or loss on the hedging instrument.

The Group currently does not use hedging accounting.

(h) Properties

(i) Bank premises are stated in the balance sheet at cost or at Directors' valuation, by reference to an independent professional valuation, less accumulated depreciation and accumulated impairment loss (Note 2(k)).

When a deficit arises on revaluation, it will be charged to the profit and loss account, to the extent that it exceeds the amount held in the bank premises revaluation reserve in respect of that same asset immediately prior to the revaluation; and when a surplus arises on revaluation, it will be credited to the profit and loss account, to the extent that a deficit on revaluation in respect of that same asset had previously been charged to the profit and loss account.

In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80A of HKAS 16 "Property, Plant and Equipment" issued by the Hong Kong Institute of Certified Public Accountants, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) Investment properties are properties which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value. Investment properties are valued annually by external independent valuation companies, having an appropriate recognised professional qualification and recent experience in the location and category of property being valued. The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. No allowance has been made in the valuations for any charges, mortgages or amounts owing on the properties nor any expenses or taxation which may be incurred in effecting a sale.

Any gain or loss arising from a change in fair value is recognised in the income statement. Rental income from investment property is accounted for as described in Note 2(e).

(ii) 公平價值對沖

公平價值對沖用作抵銷現行資產或負債因價格變動產生須確認在損益賬的盈利和虧損。

對沖工具按公平值入賬，而公平值的變動確認在損益賬。被對沖項目的賬面值按對沖工具所對沖之風險的價格變動予以調整。此調整確認在損益賬以抵銷對沖工具產生的盈利和虧損。

集團現行並未採用對沖會計法。

(h) 物業

(i) 行址是按成本或董事參照獨立專業評估作出的估值，減累計折舊及減值損失（附註2(k)）於資產負債表列賬。

當重估出現虧損時，於損益賬撇銷的數額限於超過以往因重估相同行址而存入行址重估儲備的重估盈餘結餘；當重估出現盈餘時，記入損益賬的數額只限於以往因重估相同行址曾於損益賬支銷的重估虧損。

在編製此等賬項時，由於可採用香港會計師公會頒佈的《香港會計準則》第16號「物業、廠房及設備」第80A段所載的過渡條款，故行址並未在結算日重估至公平價值。

(ii) 投資物業是持有用作賺取租金收益或資本增值（或二者皆是）的物業。投資物業按公平價值列賬。投資物業每年由外來獨立估價公司每年作估值，該公司擁有適當認可專業資格及對估值物業的所在地和類別有近期經驗。公平價值是根據市值，即於估價日由一願意買方及一願意賣方在經過合理推銷的情況下，及在知情的、謹慎的和沒有壓力下雙方同意該物業作公正交易的估計金額。估值並未計算任何抵押、按揭、物業欠款、及在出售時可能產生的費用或稅項。

因公平值變更而產生的損益在損益賬內確認。投資物業租金收入按附註2(e)所載計算。

When a bank property is transferred to investment property following a change in its use, any differences arising at the date of transfer between the carrying amount of the bank property immediately prior to transfer and its fair value is recognised as a revaluation of bank premises as described in Note 2(h)(i).

當一項物業因其用途改變而須轉作投資物業時，該物業於轉賬日前的賬面值與公平價值之差額視作重估行址，詳情請參閱附註2(h)(i)。

If an investment property becomes owner-occupied, it is reclassified as bank premises and its fair value at the date of reclassification becomes its cost for subsequent accounting purposes.

如一投資物業被轉作自用用途，該物業須重新分類為行址。於重新分類日的公平值轉作以後計算之用的成本值。

A property interest under an operating lease is classified and accounted for as an investment property when the Group holds it to earn rentals or for capital appreciation or both. Any such property interest under an operating lease classified as an investment property is carried at fair value. Lease payments are accounted for as described in Note 2(l).

集團以經營租賃方式持有用作租金收入或資本增值(或二者皆是)的物業權益分類為投資物業。此等以經營租賃方式持有的物業權益按公平價值列賬。租金支出按附註2(l)所載入賬。

(iii) Profit or loss on disposal of bank premises and investment properties is determined as the difference between the net sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account upon disposal. Any surplus that is included in the bank premises revaluation reserve of the related bank premises disposed is transferred to the general reserve.

(iii) 出售行址及投資物業的損益是以出售所得款項淨額與資產賬面值的差價計算，並在出售時於損益賬內確認。任何有關之重估行址盈餘於出售時從行址重估儲備撥入一般儲備內。

(i) Amortisation and Depreciation

(i) 攤銷及折舊

(i) Bank premises

Freehold land is not amortised. Leasehold land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease. Leasehold land is amortised on a straight line basis over the remaining term of the lease. Buildings are depreciated on a straight line basis at rates calculated to write off the cost or valuation of each building over its estimated useful life of 50 years or the remaining lease period of the land on which it is situated, whichever is the shorter.

Investment properties are not depreciated.

(i) 行址

永久業權之土地不予攤銷。用作經營租賃的租賃土地，而其公平價值是不能夠與租賃初始時已存在之建築物的公平價值分開計量，當作持有融資租賃入賬。租賃土地以直線法按租賃剩餘年期攤銷。建築物的成本或估值以直線法按其預計使用年限50年或其座落土地剩餘租賃期兩者中的較短期限計算折舊。

投資物業是不予折舊。

(ii) Other fixed assets

Other fixed assets are stated in the balance sheet at cost less accumulated depreciation, which is calculated on a straight line basis to write off the assets over their estimated useful lives from 4 to 20 years.

(ii) 其他固定資產

其他固定資產是按成本減累計折舊於資產負債表列賬。此等資產的成本是以直線法按照由4年至20年不等的預計使用年限攤銷。

(j) Goodwill

(j) 商譽

Goodwill represents the excess of the cost of a business combination or an investment in an associate over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (Note 2(k)). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the interest in the associates.

商譽即商業合併或投資聯營公司的成本超過本集團應佔被收購者的可辨別資產、負債及或有負債的公平淨值。

商譽按成本減累計減值損失列賬。商譽被分配為單一現金生產單位，並須每年作減值測試(附註2(k))。就聯營公司而言，商譽的賬面值已包括於聯營公司權益之賬面值內。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

Any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate is recognised immediately in the profit and loss account.

在商業合併或投資聯營公司時，若本集團應佔被收購者的可辨別資產、負債及或有負債的公平淨值高於成本價，超出的金額立即在損益賬確認。

On disposal of a cash generating unit, or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit and loss on disposal.

在年度內出售單一現金生產單位或聯營公司，計算出售溢利時計入任何可歸屬購入商譽的金額。

(k) Impairment of Assets

At each balance sheet date, the carrying amount of the Group's assets are reviewed to determine whether there is objective evidence of impairment. If internal and external sources of information indicate such evidence exists, the carrying amount is reduced to the estimated recoverable amount and an impairment loss is recognised in the profit and loss account.

(k) 資產減值損失

本集團須於結算日檢討資產的賬面值以判斷是否有客觀減值證據。如對內及對外資料來源均顯示減值證據存在，須減低賬面值至可收回金額，而減值損失於損益賬內確認。

(i) Loans and receivables

The impairment losses of loans and receivables are measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets.) Receivables with a short duration are not discounted if the effect of discounting is immaterial.

The total allowance for impairment losses consists of two components: individual impairment allowances, and collective impairment allowances.

The group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

The individual impairment allowance is based upon management's best estimate of the present value of the cash flows which are expected to be received discounted at the original effective interest rate. In estimating these cash flows, management makes judgements about the borrower's financial situation and the net realizable value of any underlying collateral or guarantees in favour of the Group. Each impaired asset is assessed on its own merits.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, the Group makes assumptions both to define the way the Group models inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

(i) 貸款和應收賬款

貸款和應收賬款的減值損失，是根據資產賬面值及估計未來現金流按資產原本之有效利率(即於初始時確認該等資產之有效利率)折算為現值，以二者之差額計算。如果折算現值後的影響不大，不會折算短期應收賬款。

減值損失準備總額包括兩部分：個別減值準備，及整體減值準備。

本集團首先評估客觀減值證據是否個別存在於個別重大金融資產，及個別或整體存在於非個別重大金融資產。若本集團判斷客觀減值證據並不存在於個別評估金融資產，無論重大與否，本集團將有相同風險特性的金融資產歸類，及作整體減值評估。作個別減值評估的資產而減值損失須持續確認，其減值損失不會包括於整體減值準備內。

個別減值準備是根據管理層的最佳估計將可能收回之現金流按原本的有效利率折算為現值。在估計現金流時，管理層須判斷借款人的財政狀況及給予本集團的抵押品或擔保之可變現淨值。並須評估每宗減值資產的真正價值。

當評估所需的整體減值損失準備時，管理層須考慮的因素包括信貸質素、組合規模、信貸集中、及經濟因素。為求估計所需的準備，本集團根據過往之經驗和現時之經濟情況作假設以模擬潛在損失及判斷所需之輸入變數。

The accuracy of the impairment allowances the Group makes depends on how well the Group can estimate future cash flows for individually assessed impairment allowances and the model assumptions and parameters used in determining collective impairment allowances. While this necessarily involves judgment, the Group believes that the impairment allowances on loans and advances to customers are reasonable and supportable.

All loans and receivables are reviewed and analysed periodically. Any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates that can be linked objectively to an event occurring after the write-down, will result in a change in the impairment allowances on loans and receivables and will be charged or credited to the profit and loss account. A reversal of impairment losses is limited to the loans and receivables' carrying amount that would have been determined had no impairment loss been recognised in prior years.

Where there is no reasonable prospect of recovery, the loan and the related interest receivables are written off.

(ii) Held-to-maturity investments

Impairment on held-to-maturity investments is considered at both an individual and collective level. The individual impairment allowance is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at asset's original effective interest rate, where the effect of discounting is material.

All significant assets found not to be individually impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Assets that are not individually significant are then collectively assessed for impairment by grouping together financial assets with similar risk characteristics.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the profit and loss account. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

(iii) Available-for-sale financial assets

When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in the profit and loss account. The amount of the cumulative loss that is recognised in the profit and loss account is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in the profit and loss account.

撥備的準確性,須視乎本集團能否在評估個別準備時準確估計交易對手的未來現金流及在判斷整體減值準備時所採用的假設模式及變數。雖然視乎判斷而定,本集團相信貸款損失準備是合理和足夠的。

所有貸款和應收賬款須定期作檢討及分析。在較後期間,任何因估計未來現金流的金額及時間與先前估計的有所轉變,而該轉變是可客觀地與撇銷後發生的事件有關連,從而導致減值損失準備亦需改變,該轉變會支銷或存入損益賬。減值損失之轉回只限於假設該貸款和應收賬款於往年從來未有確認減值損失的賬面值。

倘再無實際機會收回時,則貸款及相關的應收利息會被撇銷。

(ii) 持至到期投資

持至到期投資之減值按個別及整體層面考慮。個別減值準備是根據資產賬面值及估計未來現金流按資產原本之有效利率折算為現值(當折算的效果是重大的),以二者之差額計算減值損失。

當重大資產毋須個別減值,則須為已發生而未被發現的減值作整體評估。非個別重大資產按相同風險特性歸類及作整體減值評估。

若在較後期間,減值損失的金額減少而該減少是可客觀地與撇銷後發生的事件有關連,減值損失轉回損益賬內。減值損失轉回損益賬的金額不能超過假設該資產於往年從來未有確認減值損失的賬面值。

(iii) 可供出售金融資產

當有客觀證據顯示可供出售金融資產已減值,已直接確認在股東權益內的累積虧損將被剔除,並於損益賬內確認。須於損益賬內確認累積虧損之金額,是購入價(減除任何本金償還及攤銷)與現時公平值二者之差額,再減除往年已於損益賬內確認的減值損失。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

For unquoted available-for-sale equity securities that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the equity securities and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset, where the effect of discounting is material.

Impairment losses recognised in the profit and loss account in respect of available-for-sale equity securities are not reversed through profit and loss account. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in the profit and loss account.

(iv) Other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- property and equipment (other than properties carried at revalued amounts);
- investments in subsidiaries and associates
- goodwill; and
- intangible assets

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

就按成本列賬之無報價可供出售股份證券而言，減值損失按股份證券的賬面值及估計未來現金流按相同金融資產的現時市場回報率折算為現值（當折算的效果是重大的），以二者之差額計算。

有關已確認可供出售股份證券的減值損失是不能轉回損益賬的。其後該資產之公平價值增加須直接在股東權益內確認。

就可供出售債務證券而言，如其後該資產之公平價值增加，而該增加是可客觀地與確認減值損失後發生的事件有關連，減值損失可轉回。在此情況下，轉回減值損失於損益賬內確認。

(iv) 其他資產

在結算日，須檢討對內及對外資料來源以辨別以下資產是否有減值徵兆或，除商譽外，以往已確認之減值損失是否仍然存在或可能已經減少：

- 物業及設備（以重估金額列賬的物業除外）；
- 附屬及聯營公司投資
- 商譽；及
- 無形資產

如任何此等徵兆存在，須估計該資產的可收回額。此外，就商譽而言，須每年估計可收回額以確定是否有減值徵兆。

可收回金額之計算

可收回金額是出售淨值及使用值二者中之較高者。在評估使用值時，會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的稅前折扣率將估計未來現金流量折算為現在價值。當某資產未能大部分地獨立於其他資產產生現金流量，其可收回金額取決於可獨立地產生現金流量的最小資產組合（即一個現金生產單位）。

Recognition of impairment losses

An impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognized.

(v) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS34, Interim financial reporting, in respect of the first six months of the year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the year. (Note 2(k)(i) to (iv))

Impairment losses recognised in an interim period in respect of goodwill and available-for-sale equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the year to which the interim period relates.

(l) Leased Assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets held under finance leases

The amounts due from lessees in respect of finance leases are recorded in the balance sheet as advances to customers at the amounts of net investment which represent the total rentals receivable under finance leases less unearned income. Revenue arising from finance leases is recognised in accordance with the Group's revenue recognition policies, as set out in Note 2(e).

減值損失之確認

當資產的賬面值或其所屬的現金生產單位超過可收回金額時，須於損益賬內確認減值損失。有關確認現金生產單位減值損失時，首先減低分配予現金生產單位(或其單位組別)之賬面值，其後再按比例減低在該單位(或其單位組別)其他資產的賬面值，但該資產的賬面值不可低過其個別公平值減出售成本或使用值(如可確定的話)。

減值損失之轉回

除商譽外的有關資產，如在用來釐定可收回金額的估計發生有利的變化，則減值損失會被轉回。商譽的減值損失不可轉回。

減值損失轉回只局限至該資產的賬面值，猶如該等減值損失從未在往年被確認。

減值損失轉回在該被確認的年度計入損益賬內。

(v) 中期財務報告及減值

根據《香港聯合交易所有限公司上市規則》，集團須按《香港會計準則》第34號「中期財務報告」編制有關年度首6個月的中期財務報告。於中期期末，集團採用等同年底的減值測試、確認、及轉回標準。(附註2(k)(i)至(iv))

於中期期間確認有關商譽及按成本值入賬之可供出售股份證券的減值損失未有於下一期轉回。假設有關中期期間的減值評估於年底進行，就算是沒有確認損失，或損失屬輕微，皆採用以上相同處理方法。

(l) 租賃資產

由承租人承擔擁有權的絕大部分相關風險及報酬的資產租賃列為融資租賃。出租人並未轉讓擁有權的所有風險及報酬的資產租賃列為經營租賃。

(i) 以融資租賃購入的資產

當本行為融資出租人時，按融資租賃而租出資產的投資淨額，即應收租金總額減未賺取收入，在資產負債表列作客戶貸款。來自融資租賃的收入會根據本行的收入確認政策附註2(e)所載計算。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the leased assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in Note 2(i). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(k). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in Note 2(e).

(ii) 用作經營租賃的資產

當本集團以經營租賃方式租出資產，該資產根據其性質包括在資產負債表內，及按附註2(i)所載(如適用者)本集團的折舊會計政策計算折舊。減值損失是根據會計政策附註2(k)所載計算。來自經營租賃的收入會根據本行的收入確認政策附註2(e)所載計算。

(iii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(iii) 經營租賃費用

當本集團使用經營租賃資產，除非有其他更具代表性的基準以衡量從該等經營租賃資產獲得利益的模式，其租賃付款按該租賃期所涵蓋的會計年期以等額分期記入損益賬。經營租賃協議所涉及的激勵措施均在損益賬中確認為租賃淨付款的組成部分。或有租金在其產生的會計期內在損益賬扣除。

(m) Repossession of Assets

In the recovery of impaired loans and advances, the Group may take possession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. In accordance with the Group's accounting policy set out in Note 2(k), impairment allowances for impaired loans and advances are maintained after taking into account the net realizable value of the collateral assets, usually resulting in a partial write-off of the loans and advances against impairment allowances. Repossessed assets are reported under other assets if it is highly probable that their carrying amount will be recovered through a sale transaction rather than through continuing use and the assets are available for sale in their present condition. Related loans and advances are then written off.

Repossessed assets are recorded at the lower of the amount of the related loans and advances and fair value less costs to sell at the date of exchange. They are not depreciated or amortised.

Impairment losses on initial classification and on subsequent remeasurement are recognised in the profit and loss account.

(m) 收回資產

在收回減值貸款時，本集團會通過法庭程序或借款人自願交出擁有權收回抵押品資產。根據本集團附註2(k)所載的會計政策，計算減值貸款之減值準備已顧及抵押品資產之可變現淨值，通常引致須在減值準備內撇銷部分貸款。如大有可能須透過變賣資產而不是持續使用資產，及該資產可在現況下出售，可收回資產視作其他資產列賬。有關貸款隨後撇銷。

收回資產按有關貸款的金額或公平值減除按現行匯率折算的出售成本二者之較低者入賬。收回資產毋須折舊或攤銷。

在初始分類及期後再計量引致的減值損失於損益賬確認。

(n) Income Tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(n) 所得稅

(i) 本年度所得稅包括本期及遞延稅項資產和負債的變動。除該項目應在股東權益內入賬的數額外，本期稅項及遞延稅項資產和負債的變動計入損益賬內。

(ii) 本期稅項為年度對應課稅收入按結算日已生效或基本上已生效的稅率計算的預計應付稅項，並已包括以往年度的應付稅項的任何調整。

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary difference, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing deductible temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

(iii) 遞延稅項資產及負債是因納稅基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣稅及應課稅的暫時性差異。遞延稅項資產也包括未使用的稅損及稅項抵免。

除了某些有限的例外情況外,所有遞延稅項負債及未來可能有應課稅溢利予以抵銷的遞延稅項資產均予確認。未來有應課稅溢利可支持由可扣稅之暫時性差異引致遞延稅項資產之確認,包括現存之應課稅暫時性差異的轉回,但該等差異須屬於同一稅務機關及應課稅實體,以及預計在同期內該可扣稅之暫時性差異轉回或在某些期限內由該遞延稅項資產產生的稅損可以收回或留存。相同標準應用在判斷現時可扣稅暫時性差異能否支持由未使用的稅損或稅免產生的遞延稅項資產確認,即如果是屬於同一稅務機關及應課稅實體,以及預計在某期間內因該稅損或稅免可使用而轉回時,會計入該等差異。

在有限例外情況下,不確認遞延稅項資產及負債的暫時性差異包括不可扣稅的商譽、初始時已確認不影響會計及應課稅溢利的資產或負債(須不是商業合併的一部分)、及有關投資附屬公司的暫時性差異,就應課稅差異而言,不超過集團可控制該差異轉回的時間而該差異在可見將來不會轉回;而就可扣稅差異而言,除非該差異在可見將來可以轉回。

確認遞延稅項的金額是根據該資產及負債的賬面值之預期收回及結算的方式,按在結算日已生效或基本上已生效的稅率計算。遞延稅項資產及負債不作折讓。

於結算日,本行須重新檢視有關的遞延稅項資產的賬面金額,對預期不再有足夠的應課稅溢利以實現相關稅務利益予以扣減。被扣減的遞延稅項資產若於預期將來出現足夠的應課稅溢利時,應予轉回。

由派發股息引起的額外所得稅在有關股息的支付責任獲確立時確認。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策(續)

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Bank or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(iv) 本期稅項與遞延稅項結餘及其變動之數額會分別列示而不會相互抵銷。本行或本集團只在有合法權利對本期稅項資產及負債抵銷及符合以下附帶條件的情況下，才對本期及遞延稅項資產及負債作出抵銷：

- 就本期稅項資產及負債而言，本行或本集團計劃支付淨額或同時間收回資產及償還負債；或
- 有關的遞延稅項資產及負債為同一稅務機關對以下機構徵收所得稅所產生：
  - 同一個應課稅實體；或
  - 不同的應課稅實體：在未來每一個預計實現重大遞延稅項的期間，該實體計劃以淨額形式結算本期稅項資產及負債或兩者同時收回及償還。

(o) Insurance Reserves and Provisions for Outstanding Claims

Insurance reserves, except those attributable to long term business, represent the proportion of retained premiums written in the year relating to the period of risk from 1st January in the following year to the subsequent date of expiry of policies which is carried forward as a provision for unearned premiums and calculated on a daily basis.

The insurance reserve of long term business is ascertained by actuarial valuation.

Full provision is made for the estimated cost of claims notified but not settled at the balance sheet date and for the estimated cost of claims incurred but not reported by that date, after deducting the amounts due from reinsurers. Provision has also been made for the estimated cost of servicing claims notified but not settled at the balance sheet date and to meet expenses on claims incurred but not reported at the balance sheet date.

These reserves and provisions are classified as other accounts and provisions.

(o) 保險基金及未付索償準備

不包括長期業務部分，保險基金指年度內收取但已作保留的保金部分，而有關的風險是屬於下年度1月1日至保單到期日為止，該保留保金視作未賺取保費準備並按每日計算。

長期業務的保險基金是按精算估值。

本集團已就在結算日只已通知但未償付以及已發生但未匯報的索償，經扣除了分保人欠款，作出了充足的準備。此外，已就在結算日已通知但未償付的索償及已發生但未匯報索償而引致的估計費用作出了充足的準備。

此等基金及準備已列於其他賬項及準備。

(p) Provisions and Contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Bank has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q) Employee Benefits

(i) Salaries, bonuses and leave benefits

Employee entitlements to salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are recognised when the absences occur.

(ii) Performance-related bonus plan

Liabilities for performance-related bonus plan, which are due wholly within twelve months after the balance sheet date, are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii) Retirement benefits

Retirement benefits are provided to eligible staff of the Group. Hong Kong employees enjoy retirement benefits under either the Mandatory Provident Fund Exempted ORSO Scheme ("MPFEOS") or the Mandatory Provident Fund Scheme ("MPFS"). Both are defined contribution schemes. The employer's monthly contribution to both schemes are at a maximum of 10% of each employee's monthly salary.

The pension schemes covering all the Group's PRC and overseas employees are defined contribution schemes at various funding rates, and are in accordance with local practices and regulations.

(p) 準備及或然負債

當負債的限期或數額不確定，但有可能因過去事項構成法律或推定義務而付出經濟利益以償負任，並能對此作可靠估計，此負債便確認為準備。當金額的時間值屬重大的，準備金額須按估計清償負債支出的現值列賬。

倘可能不需要付出經濟利益，或不能對金額作可靠估計，除非付出的機會是極微，則此項負任會視作或然負債披露。如潛在義務的存在須視乎會否發生一項或多項未來事件才獲確定，除非付出經濟利益的機會是極微，此潛在義務亦視作或然負債披露。

(q) 僱員福利

(i) 薪酬、花紅及假期福利

僱員應享有的薪酬、年終花紅、有薪年假、旅行假期及其他同種類之非金錢性質福利於確立時確認。至結算日因僱員已提供服務而享有之年假所引致的估計負債已作撥備。

僱員應享有的病假及分娩假於發生時確認。

(ii) 表現獎勵花紅計劃

因僱員提供服務而本集團有現存法律或推定義務於結算日後12個月內須全數支付表現獎勵花紅計劃的負債，對此並能作可靠估計，便須予以確認為負債。

(iii) 退休福利

本集團為其合資格的員工提供退休福利。香港員工可獲得強積金豁免的職業退休計劃或強制性公積金計劃的保障。此兩個計劃同時是定額供款計劃。僱主對兩項計劃的每月供款，上限是每位僱員月薪的10%。

本集團為所有國內及海外員工而設的退休計劃是定額供款計劃，供款率按當地慣例及規定而制定。

2. SIGNIFICANT ACCOUNTING POLICIES (continued) 主要會計政策（續）

The cost of all these schemes is charged to the profit and loss account for the period concerned and the assets of all these schemes are held separately from those of the Group. Under the MPFEOS, the employer's contribution is not reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Under the MPFS, the employer's contribution is reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

上述所有計劃的成本計算在相關期間的損益賬內。所有此類計劃的資產均與本集團的資產分開處理。強積金豁免的退休保障計劃中，僱主的供款不會因某些僱員於未完全享有僱主供款前離開計劃而有所減少。而強制性公積金計劃方面，僱主的供款則會因某些僱員於未完全享有僱主供款前離開計劃而減少。

(iv) Share based payments

(iv) 股權支付

Share options are granted to employees to acquire shares of the Bank. For option schemes adopted before 2002, the option price was 95% of the average closing price of the existing shares of the Bank for the last five business days immediately preceding the date of offer. At the date of offer or the date of grant, no employee benefit cost or obligation is recognised.

僱員獲發認股權以購買本行股份。在2002年以前被採納的計劃，認股價是根據給予認股權當日之前5個營業日本行現有股份的平均收市價的95%計算。沒有僱員福利支出或債務於給予日或授予日被確認。

For option schemes adopted in and after 2002, the option exercise price equals the fair value of the underlying shares at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received. The fair value of share options granted to employees is recognised as an expense in the profit and loss account with a corresponding increase in a capital reserve within equity. The fair value is measured at the grant date using the trinomial model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to those share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

而2002年及以後被採納的計劃，股權行使價與相關股份於授予日的公平價值相同。當認股權被行使時，所得款項存入股東權益。認股權的公平價值於損益賬內確認為支出，而在股東權益內的資本儲備作相應的增加。公平價值乃採用三項式期權定價模式，按認股權授予日計算，並顧及授予認股權的條款。當僱員須符合歸屬期條件才可無條件享有該等認股權，預計公平價值總額在歸屬期內攤分入賬，並已考慮認股權歸屬的或然率。

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged or credited to the profit and loss account for the year of the review unless the original expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Bank's shares.

估計可歸屬認股權的數目須在歸屬期內作出檢討。除非原本支出符合資產確認之要求，任何已在往年確認的累積公平價值之調整須在檢討期內的損益賬支銷或回撥，並在資本儲備作相應調整。在歸屬日，除非因未能符合歸屬條件引致權利喪失純粹與本銀行股份的市價有關，確認為支出之金額按歸屬認股權的實際數目作調整(並在資本儲備作相應調整)。

The amount recognised in capital reserve is retained until either the option is exercised (when it is transferred to share premium) or the option expires (when it is released directly to retained profits)

確認在資本儲備內的金額會被保留，直至當認股權被行使時(轉入股份溢價)，或當認股權之有效期屆滿時(轉入留存溢利)。

(r) Related Parties

For the purposes of these accounts, a party is considered to be related to the Group if:

(i) The party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) The Group and the party are subject to common control;

(iii) The party is an associate of the Group;

(iv) The party is a member of key management personnel of the Group, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) The party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) The party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(s) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and fund transfer mechanisms. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

(t) Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

(r) 關聯人士

在編製本賬項時，與集團關聯人士是指：

(i) 該人士有能力直接或間接透過一個或多個中介人控制，或可發揮重大影響集團的財務及經營決策，或共同控制本集團；

(ii) 集團及該人士均受共同控制；

(iii) 該人士爲集團的聯營公司；

(iv) 該人士爲集團主要管理人員的成員、或爲個人的近親家庭成員、或受該等個人人士控制、或共同控制或重大影響的實體。

(v) 該人士如爲(i)所指的近親家庭成員或受該等個人人士控制、或共同控制或重大影響的實體。

(vi) 爲提供福利予集團或與集團關聯的實體的僱員離職後福利計劃。

個人的近親家庭成員指可影響，或受該個人影響，他們與該實體交易的家庭成員。

(s) 分部報告

一分部為集團可辨認的組成部分，而且從事提供服務所得的風險與回報是有別於其他分部(業務分部)，或在某單一經濟地區提供服務(地區分部)。

本集團採用業務分部為基本報告形式，而地區分部為次要報告形式。

分部收入、支出、業績、資產和負債包括可直接地歸屬於一分部及所有可以合理地分配予該分部的項目。除發生於集團企業內單一分部之間的集團內部結餘及交易外，分部收入、支出、資產及負債是包括集團內部結餘，而集團內部交易已經在賬項綜合時抵銷。收入分配反映以內部資本分配及資金轉移機制將資本及其他資金來源的利益分配予業務及地區分部。業務間之轉移事項定價與給予外界人士的條款相同。

分部資本開支是用作收購估計可用期超過1年的分部資產的總成本。

(t) 現金及等同現金項目

就編製現金流量表而言，現金及等同現金項目包括由購入日起少於3個月到期日的結餘，包括現金、銀行及其他金融機構結餘、國庫債券、及其他受較低風險影響價值及隨時可轉換成預知金額的合適票據及存款證。

3. INTEREST INCOME 利息收入

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Listed securities	上市證券	**120,160**	103,979
Others	其他	**12,745,433**	7,702,555
Total interest income per profit and loss account	利息收入總額(如損益賬列示)	**12,865,593**	7,806,534

Included above is interest income accrued on impaired financial assets of HK$16,357,000 (2005: HK$45,648,000) which includes interest income on effect of discounting of HK$9,248,000 (2005: HK$4,753,000) (Note 24(b)) for the year ended 31st December, 2006.

以上包括減值金融資產的應計利息港幣16,357,000元(2005年:港幣45,648,000元),其中包括截至2006年12月31日止年度貸款減值損失之利息折扣轉回港幣9,248,000元(2005年:港幣4,753,000元)(附註24(b))。

4. INTEREST EXPENSE 利息支出

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Customer deposits, deposits of banks and other financial institutions and certificates of deposit issued which are stated at amortised cost	客戶存款、銀行及其他金融機構的存款及已發行存款證的利息支出(以攤銷成本列賬)	**7,871,506**	4,035,540
Interest expense on subordinated notes carried at amortised cost	後償票據的利息支出(以攤銷成本列賬)	**126,681**	–
Other borrowings	其他借款	**1,771**	10,736
Total interest expense per profit and loss account	利息支出總額(如損益賬列示)	**7,999,958**	4,046,276

5. FEE AND COMMISSION INCOME 服務費及佣金收入

Fee and commission income arises from the following services:

源自下列服務的服務費及佣金收入:

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Corporate services	企業服務	**597,837**	477,421
Loans, overdrafts and guarantees	貸款、透支及擔保	**300,575**	295,346
Credit cards	信用卡	**307,475**	236,030
Other retail banking services	其他零售銀行服務	**140,683**	134,710
Trade finance	貿易融資	**110,713**	102,458
Securities and asset management	證券及資產管理	**262,245**	192,285
Others	其他	**179,355**	159,750
Total fee and commission income	服務費及佣金收入總額	**1,898,883**	1,598,000

6. NET TRADING PROFITS 交易溢利淨額

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Profit on dealing in foreign currencies	外幣買賣溢利	**146,222**	293,842
Profit on trading securities	交易用途證券溢利	**479,545**	106,207
(Loss)/profit on other dealing activities	其他買賣活動(虧損)/溢利	**(51,643)**	22,122
Interest income on trading assets	交易用途資產的利息收入		
– listed	一上市	**1,612**	1,224
– unlisted	一非上市	**32,998**	25,226
Interest income on interest rate swaps	利率掉期合約的利息收入	**656,971**	505,690
Interest expense on interest rate swaps	利率掉期合約的利息支出	**(696,067)**	(389,255)
Dividend income from listed trading securities	上市交易用途證券的股息收入	**16,522**	10,968
Total net trading profits	淨交易溢利總額	**586,160**	576,024

7. NET RESULT FROM FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS 指定為通過損益以反映公平價值金融工具的淨表現

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Net gains	淨盈利	**110,322**	126,480
Interest income	利息收入		
– listed	一上市	**125,423**	168,763
– unlisted	一非上市	**365,947**	241,623
Interest expense	利息支出	**(353,719)**	(579,757)
Dividend income from listed securities	上市證券股息收入	**204**	345
		248,177	(42,546)

8. OTHER OPERATING INCOME 其他經營收入

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Dividend income from available-for-sale financial assets	可供出售金融資產股息收入		
– listed	一上市	**12,856**	8,382
– unlisted	一非上市	**14,645**	25,771
Rental from safe deposit boxes	保險箱租金收入	**86,293**	85,269
Net revenue from insurance activities	保險業務淨收入	**51,809**	88,759
Rental income on properties	物業租金收入	**53,553**	43,194
Others	其他	**34,446**	39,323
Total other operating income	其他經營收入總額	**253,602**	290,698

9. OPERATING EXPENSES 經營支出

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Contributions to defined contribution plan*	定額供款公積金供款*	**127,460**	107,372
Equity-settled share-based payment expenses	股權支付支出	**22,067**	29,796
Salaries and other staff costs	薪金及其他員工成本	**1,713,721**	1,461,300
Total staff costs	員工成本總額	**1,863,248**	1,598,468
Premises and equipment expenses excluding depreciation	不包括折舊的物業及設備支出		
– Rental of premises	－物業租金	**206,425**	164,558
– Maintenance, repairs and others	－保養、維修及其他	**275,489**	243,649
Total premises and equipment expenses excluding depreciation	不包括折舊的物業及設備支出總額	**481,914**	408,207
Depreciation on fixed assets (Note 30)	固定資產折舊（附註30）	**299,074**	258,563
Amortisation of intangible assets (Note 29(b))	無形資產攤銷（附註29(b)）	**2,231**	–
Other operating expenses	其他經營支出		
– Communications, stationery and printing	－通訊、文具及印刷	**183,916**	175,134
– Legal and professional fees	－法律及專業服務費用	**122,125**	112,116
– Advertising expenses	－廣告費用	**158,011**	124,962
– Business promotions and business travel	－業務推廣及商務旅遊	**59,165**	48,726
– Card related expenses	－有關信用卡支出	**47,949**	57,352
– Stamp duty, overseas and PRC** business taxes, and value added taxes	－印花稅、海外及中華人民共和國營業稅，及增值稅	**100,142**	52,882
– Insurance expenses	－保險費	**13,342**	13,469
– Bank charges	－銀行收費	**3,633**	3,937
– Administration expenses of secretarial business	－秘書業務的行政費用	**14,367**	12,330
– Membership fees	－會員費用	**5,286**	5,299
– Bank licence	－銀行牌照費	**4,974**	3,082
– Audit fee	－核數師酬金	**5,160**	5,198
– Donations	－捐款	**15,915**	8,436
– Others	－其他	**84,908**	99,886
Total other operating expenses	其他經營支出總額	**818,893**	722,809
Total operating expenses***	經營支出總額***	**3,465,360**	2,988,047

* *Forfeited contributions totalling HK$6,454,000 (2005: HK$5,751,000) were utilised to reduce the Group's contribution during the year. There were no forfeited contributions available for reducing future contributions at the year end (2005: Nil).*

* *年內沒收之供款共港幣6,454,000元（2005年：港幣5,751,000元）已被用作減少集團的供款。於年結時並無任何被沒收而未應用之供款可用作減低將來之供款（2005年：無）。*

** *PRC denotes the People's Republic of China.*

*** *Included in operating expenses are direct operating expenses of HK$11,949,000 (2005: HK$10,381,000) in respect of investment properties which generated rental income during the year.*

*** *年度內經營支出包括有租金收益的投資物業直接引起的經營支出，金額為港幣11,949,000元（2005年：港幣10,381,000元）。*

10. IMPAIRMENT LOSSES ON LOANS AND ADVANCES 貸款減值損失

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Net charge for impairment losses on loans and advances	貸款減值損失支出淨額		
Individual impairment loss	個別減值損失		
– new provisions (Note 21 and 24(b))	–新撥備（附註21及24(b)）	**372,819**	530,594
– releases	–回撥	**(82,177)**	(141,834)
– recoveries (Note 21 and 24(b))	–收回（附註21及24(b)）	**(84,837)**	(176,140)
		205,805	212,620
Collective Impairment loss	整體減值損失		
– new provisions	–新撥備	**38,043**	(71,135)
Net charge to profit and loss account	於損益賬支銷淨額	**243,848**	141,485

11. NET PROFIT ON SALE OF AVAILABLE-FOR-SALE FINANCIAL ASSETS 出售可供出售金融資產之淨溢利

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Net revaluation gain transferred from reserves (Note 37(h))	由儲備轉撥的重估盈餘淨額（附註37(h)）	**41,766**	–
Profit arising in current year	本年度產生的溢利	**8,232**	6,983
		49,998	6,983

12. INCOME TAX 所得稅

(a) Taxation in the consolidated profit and loss account represents:

(a) 綜合損益賬內稅項指：

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Current tax – provision for Hong Kong Profits Tax	本期稅項－香港利得稅準備		
Tax for the year (Note 32(a))	本年度稅項（附註32(a)）	**508,542**	366,845
Over-provision in respect of prior years	往年度撥備過剩	**(21,687)**	(107,005)
		486,855	259,840
Current tax – overseas	本期稅項－海外		
Tax for the year	本年度稅項	**241,627**	130,138
Over-provision in respect of prior years	往年度撥備過剩	**(12,336)**	(19,103)
		229,291	111,035
Deferred tax (Note 32(b))	遞延稅項（附註32(b)）		
Origination and reversal of temporary differences	暫時性差異產生及轉回	**33,229**	35,872
Movements in the value of investment properties	投資物業價值之變動	**25,201**	20,115
		58,430	55,987
		774,576	426,862

The provision for Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the year. Taxation for overseas branches and subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

香港利得稅準備是以本年度預計應課稅溢利按稅率17.5%（2005年：17.5%）計算。海外分行及附屬公司的稅款亦按其經營所在國家的現行稅率計算。

12. INCOME TAX (continued) 所得稅（續）

(b) Reconciliation between tax expense and accounting profit at applicable tax rates

(b) 實際稅項支出與會計溢利按適用稅率計算的稅項之對賬

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Profit before tax	除稅前溢利	**4,260,194**	3,212,843
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	按照在相關國家適用利得稅稅率計算除稅前溢利的名義稅項	**782,512**	566,717
Tax effect of non-deductible expenses	不可扣減支出的稅項影響	**115,371**	96,965
Tax effect of non-taxable revenue	毋須課稅收入的稅項影響	**(82,690)**	(126,902)
Tax effect of tax losses not recognised	未確認的稅損的稅項影響	**24,332**	25,973
Recognition of deferred tax assets on prior year tax losses	往年稅損確認為遞延稅項資產	**(7,283)**	(5,660)
Over provision in prior years	往年度撥備過剩	**(34,023)**	(126,108)
Tax benefits derived from leasing partnerships	源自合夥租賃的稅項利益	**(23,393)**	(4,847)
Others	其他	**(250)**	724
Actual tax expense	實際稅項支出	**774,576**	426,862

13. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE GROUP 可歸屬於集團股東溢利

The consolidated profit attributable to equity holders of the Group includes a profit of HK$3,014,390,000 (2005: HK$2,613,939,000) which has been dealt with in the accounts of the Bank.

可歸屬於集團股東綜合溢利包括已計入本行賬項內的溢利港幣3,014,390,000元（2005年：港幣2,613,939,000元）。

Reconciliation of the above amount to the Bank's profit for the year

銀行年度內溢利與上述金額之對賬

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Amount of consolidated profit attributable to equity holders dealt with in the Bank's financial statements	已計入銀行財務報表之可歸屬於集團股東綜合溢利	**2,892,617**	2,515,551
Final dividends from subsidiaries and associates attributable to the profits of the previous financial year, approved and paid during the year	來自往年度附屬公司及聯營公司溢利之末期股息，並在年度內核准及派發	**121,773**	98,388
Bank's profit for the year	銀行年度內溢利	**3,014,390**	2,613,939

14. DIVIDENDS 股息

(a) Dividends attributable to the year

(a) 應屬本年度股息

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Interim dividend declared and paid of HK$0.43 per share on 1,538,750,041 shares (2005: HK$0.33 per share on 1,503,416,119 shares) (Note 37(i))	已宣派及支付1,538,750,041股每股港幣0.43元的中期股息 (2005年：1,503,416,119股每股港幣0.33元) (附註37(i))	**661,663**	496,127
Final dividend paid in respect of the previous financial year on shares issued under the share option schemes subsequent to the balance sheet date and before the close of the Register of Members of the Bank, of HK$0.93 (2005: HK$0.80)	支付在結算日後及銀行股東登記截止日前根據認股計劃發行股份的上年度每股港幣0.93元的末期股息 (2005年：每股港幣0.80元)	**6,342**	1,702
Final dividend proposed after the balance sheet date of HK$1.03 per share on 1,550,142,050 shares (2005: HK$0.93 per share on 1,510,229,871 shares)	在結算日後擬派的末期股息 1,550,142,050股每股港幣1.03元 (2005年：1,510,229,871股每股港幣0.93元)	**1,596,646**	1,404,514
		2,264,651	1,902,343

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

在結算日後的擬派末期股息並未於結算日確認為負債。

(b) Dividends attributable to the previous financial year, approved and paid during the year

(b) 於年度核准及支付屬上年度股息

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.93 per share on 1,510,229,871 shares (2005: HK$0.80 per share on 1,491,998,551 shares)	於年度核准及支付1,510,229,871股每股港幣0.93元的上年度末期股息 (2005年：1,491,998,551股每股港幣0.80元)	**1,404,514**	1,193,599

15. EARNINGS PER SHARE 每股盈利

(a) Basic earnings per share

The calculation of basic earnings per share is based on earnings of HK$3,434,511,000 (2005: HK$2,748,725,000) and on the weighted average of 1,533,741,133 (2005: 1,502,313,852) ordinary shares outstanding during the year, calculated as follows:

Weighted average number of ordinary shares

(a) 每股基本盈利

每股基本盈利乃按照溢利港幣3,434,511,000元（2005年：港幣2,748,725,000元）及已發行普通股份的加權平均數1,533,741,133股（2005年：1,502,313,852股）計算。

普通股份的加權平均數

		2006 Number of Shares 股份數目	2005 Number of Shares 股份數目
Issued ordinary shares at 1st January	於1月1日的已發行普通股	**1,502,313,852**	1,491,998,551
Effect of share options exercised and shares issued in lieu of dividends (Note 36)	已行使認股權及以股代息的影響（附註36）	**31,427,281**	10,315,301
Weighted average number of ordinary shares at 31st December	於12月31日普通股份的加權平均數	**1,533,741,133**	1,502,313,852

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on earnings of HK$3,434,511,000 (2005: HK$2,748,725,000) and on 1,543,706,739 (2005: 1,506,328,927) ordinary shares, being the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of all dilutive potential shares.

Weighted average number of ordinary shares (diluted)

(b) 每股攤薄盈利

每股攤薄盈利乃按照溢利港幣3,434,511,000元（2005年：港幣2,748,725,000元）及就所有具備潛在攤薄影響的普通股作出調整得出的普通股份的加權平均數1,543,706,739股（2005年：1,506,328,927股）計算。

普通股份的加權平均數（攤薄）

		2006 Number of Shares 股份數目	2005 Number of Shares 股份數目
Weighted average number of ordinary shares at 31st December	於12月31日普通股份的加權平均數	**1,533,741,133**	1,502,313,852
Effect of deemed issue of ordinary shares under the Bank's share option scheme for nil consideration	假設按認股權計劃發行但不計價款的普通股份之影響	**9,965,606**	4,015,075
Weighted average number of ordinary shares (diluted) at 31st December	於12月31日普通股份的加權平均數（攤薄）	**1,543,706,739**	1,506,328,927

16. DIRECTORS' REMUNERATION 董事酬金

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

根據香港《公司條例》第161條規定公佈董事酬金如下：

		Directors' fees 袍金 HK$'000 港幣千元	Salaries, allowances and benefits in kind 薪金、津貼及實物收益 HK$'000 港幣千元	Discretionary bonuses 酌情花紅 HK$'000 港幣千元	Share options 認股權 HK$'000 港幣千元	Retirement scheme contributions 退休計劃供款 HK$'000 港幣千元	2006 Total 總額 HK$'000 港幣千元
Chairman and Chief Executive	**主席兼行政總裁**						
Dr. The Hon. Sir David LI Kwok-po	李國寶爵士	210	7,560	13,804	4,774	697	27,045
Executive Directors	**執行董事**						
Mr. Joseph PANG Yuk-wing	彭玉榮先生	100	3,241	3,549	2,387	299	9,576
Mr. CHAN Kay-cheung	陳棋昌先生	100	3,240	3,549	2,387	299	9,575
Non-executive Directors	**非執行董事**						
Dr. LI Fook-wo	李福和博士	110	-	-	-	-	110
Dr. The Hon. Simon LI Fook-sean	李福善博士	35	-	-	-	-	35
Mr. Aubrey LI Kwok-sing	李國星先生	120	-	-	-	-	120
Dr. William MONG Man-wai	蒙民偉博士	100	-	-	-	-	100
Tan Sri Dr. KHOO Kay-peng	丹斯里邱繼炳博士	100	-	-	-	-	100
Mr. Richard LI Tzar-kai	李澤楷先生	100	-	-	-	-	100
Mr. Eric LI Fook-chuen	李福全先生	115	-	-	-	-	115
Mr. Stephen Charles LI Kwok-sze	李國仕先生	67	-	-	-	-	67
Independent Non-executive Directors	**獨立非執行董事**						
Mr. WONG Chung-hin	黃頌顯先生	110	-	-	-	-	110
Dr. LEE Shau-kee	李兆基博士	110	-	-	-	-	110
Dr. Allan WONG Chi-yun	黃子欣博士	140	-	-	-	-	140
Mr. Winston LO Yau-lai	羅友禮先生	130	-	-	-	-	130
Mr. Thomas KWOK Ping-kwong	郭炳江先生	120	-	-	-	-	120
Mr. TAN Man-kou	陳文裘先生	110	-	-	-	-	110
Mr. Kenneth LO Chin-ming	駱錦明先生	110	-	-	-	-	110
		1,987	14,041	20,902	9,548	1,295	47,773

16. DIRECTORS' REMUNERATION (continued) 董事酬金（續）

		Directors' fees 袍金 HK$'000 港幣千元	Salaries, allowances and benefits in kind 薪金、津貼及實物收益 HK$'000 港幣千元	Discretionary bonuses 酌情花紅 HK$'000 港幣千元	Share options 認股權 HK$'000 港幣千元	Retirement scheme contributions 退休計劃供款 HK$'000 港幣千元	2005 Total 總額 HK$'000 港幣千元
Chairman and Chief Executive	**主席兼行政總裁**						
Dr. The Hon. Sir David LI Kwok-po	李國寶爵士	210	7,216	14,632	941	666	23,665
Executive Directors	**執行董事**						
Mr. Joseph PANG Yuk-wing	彭玉榮先生	100	3,092	3,763	850	285	8,090
Mr. CHAN Kay-cheung	陳棋昌先生	100	3,092	3,763	850	285	8,090
Non-executive Directors	**非執行董事**						
Dr. LI Fook-wo	李福和博士	110	-	-	-	-	110
Dr. The Hon. Simon LI Fook-sean	李福善博士	130	-	-	-	-	130
Mr. Aubrey LI Kwok-sing	李國星先生	120	-	-	-	-	120
Dr. William MONG Man-wai	蒙民偉博士	100	-	-	-	-	100
Tan Sri Dr. KHOO Kay-peng	丹斯里邱繼炳博士	100	-	-	-	-	100
Mr. Richard LI Tzar-kai	李澤楷先生	100	-	-	-	-	100
Independent Non-executive Directors	**獨立非執行董事**						
Mr. WONG Chung-hin	黃頌顯先生	110	-	-	-	-	110
Dr. LEE Shau-kee	李兆基博士	110	-	-	-	-	110
Dr. Allan WONG Chi-yun	黃子欣博士	140	-	-	-	-	140
Mr. Winston LO Yau-lai	羅友禮先生	130	-	-	-	-	130
Mr. Thomas KWOK Ping-kwong	郭炳江先生	120	-	-	-	-	120
Mr. TAN Man-kou	陳文裘先生	110	-	-	-	-	110
Mr. Kenneth LO Chin-ming	駱錦明先生	73	-	-	-	-	73
		1,863	13,400	22,158	2,641	1,236	41,298

Included in the above remuneration, share options were granted to Executive Directors under the Bank's Staff Share Option Schemes. The details of these benefits in kind are disclosed under the paragraph "Information on Share Options" in the Report of the Directors and Note 35.

上述酬金包括執行董事根據本銀行的僱員認股計劃獲授予認股權。有關此等實物收益的詳情載於董事會報告書的「認股權資料」及賬項附註35內。

17. FIVE TOP-PAID EMPLOYEES 5名薪酬最高的僱員

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Salaries and other emoluments	薪金及其他酬金	**17,842**	16,776
Performance-related bonuses	表現獎勵花紅	**24,653**	25,859
Share options	認股權	**11,935**	4,871
Pension contributions	退休金供款	**1,645**	1,547
		56,075	49,053

The remuneration of the five top-paid employees is within the following bands:

5名薪酬最高的僱員的金額範圍如下：

	2006 Number of Employees 僱員人數	2005 Number of Employees 僱員人數
HK$港幣		
4,500,001 - 5,000,000	**–**	1
5,000,001 - 5,500,000	**2**	1
8,000,001 - 8,500,000	**–**	2
9,500,001 - 10,000,000	**2**	–
23,500,001 - 24,000,000	**–**	1
27,000,001 - 27,500,000	**1**	–

Included in the emoluments of the five top-paid employees were the emoluments of 3 (2005: 3) Directors. Their respective directors' emoluments have been included in Note 16 above.

5名薪酬最高的僱員中包括3位（2005年：3位）董事。他們的薪酬已包括於上述附註16。

18. SEGMENT REPORTING 分部報告

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

本集團就其業務及地區的分部編製分部資料。由於業務分部較切合本集團內部財務資料的匯報形式，故此採用此業務分部資料為基本報告形式。

(a) Business segments

The Group comprises the following main business segments:

Personal financial services includes branch operations, personal Internet banking, consumer finance, property loans, credit card business and private banking to personal customers.

Corporate banking business includes corporate lending and loan syndication, asset based lending, commercial lending, enterprise lending, securities lending, trust services, mandatory provident fund business and corporate Internet banking.

Investment banking business includes treasury operations, securities broking and dealing, and provision of internet security trading services.

Corporate services include company secretarial services, share registration and business services, and offshore corporate and trust services.

Other businesses include bancassurance, insurance business and property-related business.

Unallocated items mainly comprise the central management unit, bank premises, and any items which cannot be reasonably allocated to specific business segments.

(a) 業務分部

本集團經營以下主要業務分部：

個人金融服務包括分行營運、個人電子網絡銀行服務、消費性貸款、按揭貸款、信用卡業務及提供予個人客戶的私人銀行服務。

企業銀行業務包括企業借貸及銀團貸款、資產融資、商業貸款、中小型企業貸款、證券業務貸款、信託服務、強制性公積金業務及企業電子網絡銀行服務。

投資銀行業務包括財資運作、股票經紀及買賣、及提供網上證券買賣服務。

企業服務包括公司秘書服務、證券登記及商業服務，及離岸企業及信託服務。

其他業務包括銀行保險，保險業務及與地產有關的業務。

未分類的業務項目主要包括中央管理層、行址，以及其他未能合理分配予特定業務分部的業務。

18. SEGMENT REPORTING (continued) 分部報告（續）

(a) Business segments (continued) (a) 業務分部（續）

2006

		Personal Financial Services 個人金融服務 HK$'000 港幣千元	Corporate Banking 企業銀行 HK$'000 港幣千元	Investment Banking 投資銀行 HK$'000 港幣千元	Corporate Services 企業服務 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**								
Net interest income	淨利息收入	2,259,845	1,823,940	768,121	459	14,959	(1,689)	-	4,865,635
Other operating income from external customers	源自外界客戶的其他經營收入	550,399	463,822	966,880	598,820	101,052	17,704	-	2,698,677
Inter-segment income	分部間之交易收入	-	-	-	-	-	149,168	(149,168)	-
Operating income	經營收入	2,810,244	2,287,762	1,735,001	599,279	116,011	165,183	(149,168)	7,564,312
Operating expenses	經營支出	(1,542,398)	(844,678)	(338,201)	(359,794)	(159,783)	(220,506)	-	(3,465,360)
Inter-segment expenses	分部間之交易	(121,253)	(15,584)	(5,832)	-	(1,006)	(5,493)	149,168	-
Operating profit before impairment losses	未扣除減值損失之經營溢利	1,146,593	1,427,500	1,390,968	239,485	(44,778)	(60,816)	-	4,098,952
Impairment losses on loans and advances	貸款減值損失	(31,052)	(212,784)	1,588	(1,789)	189	-	-	(243,848)
Impairment losses on bank premises	行址減值損失	-	-	-	-	-	27,681	-	27,681
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	可供出售金融資產、持至到期投資及聯營公司減值損失	-	24,560	12,972	-	-	-	-	37,532
Impairment losses on goodwill	商譽減值損失	-	-	-	-	(23,698)	-	-	(23,698)
Operating profit after impairment losses	已扣除減值損失後之經營溢利	1,115,541	1,239,276	1,405,528	237,696	(68,287)	(33,135)	-	3,896,619
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	出售固定資產、可供出售金融資產、持至到期投資及附屬公司／聯營公司之溢利	-	-	49,981	-	1,493	(8,250)	-	43,224
Valuation gains on investment properties	重估投資物業盈利	-	-	-	-	137,777	-	-	137,777
Share of profits less losses of associates	應佔聯營公司溢利減虧損	1,822	31,061	98,744	-	51,964	(1,017)	-	182,574
Profit before taxation	除稅前溢利	1,117,363	1,270,337	1,554,253	237,696	122,947	(42,402)	-	4,260,194
Income tax	所得稅	(209,755)	(233,070)	(273,735)	(44,693)	(13,323)	-	-	(774,576)
Profit after taxation	除稅後溢利	907,608	1,037,267	1,280,518	193,003	109,624	(42,402)	-	3,485,618
Attributable to:	可歸屬於：								
Equity holders of the Group	集團股東	907,608	1,037,267	1,280,515	140,469	111,054	(42,402)	-	3,434,511
Minority interests	少數股東權益	-	-	3	52,534	(1,430)	-	-	51,107
Profit after taxation	除稅後溢利	907,608	1,037,267	1,280,518	193,003	109,624	(42,402)	-	3,485,618
Depreciation for the year	年度內折舊	(112,438)	(57,630)	(22,259)	(14,019)	(7,297)	(85,431)	-	(299,074)
Segment assets	分部資產	54,999,355	113,727,008	109,300,351	898,940	4,982,267	1,134,481	-	285,042,402
Investments in associates	聯營公司投資	42,885	513,925	168,044	-	351,049	835	-	1,076,738
Unallocated assets	未分類資產	-	-	-	-	-	8,083,177	-	8,083,177
Total assets	資產總額	55,042,240	114,240,933	109,468,395	898,940	5,333,316	9,218,493	-	294,202,317
Segment liabilities	分部負債	143,750,674	65,775,116	41,133,198	85,386	2,168,122	-	-	252,912,496
Unallocated liabilities	未分類負債	-	-	-	-	-	5,490,777	-	5,490,777
Loan capital	借貸資本	-	-	-	-	-	8,154,315	-	8,154,315
Total liabilities	負債總額	143,750,674	65,775,116	41,133,198	85,386	2,168,122	13,645,092	-	266,557,588
Capital expenditure incurred during the year	年度內資本開支	76,343	167,049	151,904	84,430	5,326	136,785	-	621,837

		2005 Restated 重報							
		Personal Financial Services 個人金融服務 HK$'000 港幣千元	Corporate Banking 企業銀行 HK$'000 港幣千元	Investment Banking 投資銀行 HK$'000 港幣千元	Corporate Services 企業服務 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Unallocated 未分類 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	集團								
Net interest income	淨利息收入	1,550,588	1,457,495	748,633	173	4,519	(1,150)	-	3,760,258
Other operating income from external customers	源自外界客戶的其他經營收入	472,893	204,770	923,121	479,230	90,975	21,291	-	2,192,280
Inter-segment income	分部間之交易收入	-	-	-	-	-	125,431	(125,431)	-
Operating income	經營收入	2,023,481	1,662,265	1,671,754	479,403	95,494	145,572	(125,431)	5,952,538
Operating expenses	經營支出	(1,380,683)	(668,203)	(298,419)	(282,637)	(150,645)	(207,460)	-	(2,988,047)
Inter-segment expenses	分部間之交易	(106,823)	(12,969)	(5,193)	-	(446)	-	125,431	-
Operating profit before impairment losses	未扣除減值損失之經營溢利	535,975	981,093	1,368,142	196,766	(55,597)	(61,888)	-	2,964,491
Impairment losses on loans and advances	貸款減值損失	24,478	(168,519)	3,021	(5,449)	4,984	-	-	(141,485)
Impairment losses on bank premises	行址減值損失	-	-	-	-	-	(210,140)	-	(210,140)
Impairment losses on available-for-sale financial assets, held-to-maturity investments and associates	可供出售金融資產、持至到期投資及聯營公司減值損失	-	(7,358)	(33,230)	-	(194)	389	-	(40,393)
Operating profit after impairment losses	已扣除減值損失後之經營溢利	560,453	805,216	1,337,933	191,317	(50,807)	(271,639)	-	2,572,473
Profit on sale of fixed assets, available-for-sale financial assets, held-to-maturity investments and subsidiaries/associates	出售固定資產、可供出售金融資產、持至到期投資及附屬公司／聯營公司之淨溢利	-	-	6,354	-	591	365,473	-	372,418
Valuation gains on investment properties	重估投資物業盈利	-	-	-	-	234,221	-	-	234,221
Share of profits less losses of associates	應佔聯營公司溢利減虧損	769	33,588	3,125	-	(5,259)	1,508	-	33,731
Profit before taxation	除稅前溢利	561,222	838,804	1,347,412	191,317	178,746	95,342	-	3,212,843
Income tax	所得稅	(77,519)	(111,411)	(185,983)	(26,465)	(25,484)	-	-	(426,862)
Profit after taxation	除稅後溢利	483,703	727,393	1,161,429	164,852	153,262	95,342	-	2,785,981
Attributable to:	可歸屬於：								
Equity holders of the Group	集團股東	483,703	727,393	1,161,429	126,866	153,992	95,342	-	2,748,725
Minority interests	少數股東權益	-	-	-	37,986	(730)	-	-	37,256
Profit after taxation	除稅後溢利	483,703	727,393	1,161,429	164,852	153,262	95,342	-	2,785,981
Depreciation for the year	年度內折舊	(92,343)	(47,388)	(19,953)	(20,029)	(4,297)	(74,553)	-	(258,563)
Segment assets	分部資產	52,593,807	89,583,033	83,765,287	743,249	3,216,695	710,657	-	230,612,728
Investments in associates	聯營公司投資	38,313	346,355	75,266	-	306,794	1,852	-	768,580
Unallocated assets	未分類資產	-	-	-	-	-	7,418,174	-	7,418,174
Total assets	資產總額	52,632,120	89,929,388	83,840,553	743,249	3,523,489	8,130,683	-	238,799,482
Segment liabilities	分部負債	117,038,288	58,864,730	20,425,447	53,831	1,686,814	-	-	198,069,110
Unallocated liabilities	未分類負債	-	-	-	-	-	7,777,064	-	7,777,064
Loan capital	借貸資本	-	-	-	-	-	8,548,780	-	8,548,780
Total liabilities	負債總額	117,038,288	58,864,730	20,425,447	53,831	1,686,814	16,325,844	-	214,394,954
Capital expenditure incurred during the year	年度內資本開支	101,932	119,187	161,709	63,846	12,681	195,388	-	654,743

The Group revised its internal transfer pricing process during the year. The comparative figures of segment reporting have been restated to reflect the new methodology.

年度內集團修訂其內部成本轉移步驟。分部報告的比較數字已作重報，以反映新的計算方式。

18. SEGMENT REPORTING (continued) 分部報告(續)

(b) Geographical Segments

The information concerning geographical analysis has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branches of the Bank responsible for reporting the results or booking the assets.

(b) 地區分部

按地區分部之資料是根據附屬公司的主要業務所在地點，或就本銀行而言，則按負責報告業績或將資產入賬之分行地點予以劃分。

2006

		Hong Kong 香港 HK$'000 港幣千元	People's Republic of China 中華人民共和國 HK$'000 港幣千元	Other Asian Countries 其他亞洲國家 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**						
Operating income	經營收入	**5,755,931**	**1,289,963**	**363,274**	**621,172**	**(466,028)**	**7,564,312**
Profit before taxation	除稅前溢利	**3,069,261**	**721,226**	**237,587**	**232,120**	**-**	**4,260,194**
Total assets	資產總額	**236,848,380**	**64,224,867**	**20,502,975**	**23,972,200**	**(51,346,105)**	**294,202,317**
Total liabilities	負債總額	**209,971,501**	**63,287,825**	**19,620,135**	**20,252,609**	**(46,574,482)**	**266,557,588**
Contingent liabilities and commitments	或然負債及承擔	**41,683,215**	**9,775,953**	**6,509,521**	**4,256,031**	**-**	**62,224,720**
Capital expenditure during the year	年度內資本開支	**311,143**	**180,747**	**31,605**	**98,342**	**-**	**621,837**

2005

		Hong Kong 香港 HK$'000 港幣千元	People's Republic of China 中華人民共和國 HK$'000 港幣千元	Other Asian Countries 其他亞洲國家 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Inter-segment elimination 分部間之交易抵銷 HK$'000 港幣千元	Consolidated 綜合總額 HK$'000 港幣千元
The Group	**集團**						
Operating income	經營收入	4,497,027	784,880	289,355	568,760	(187,484)	5,952,538
Profit before taxation	除稅前溢利	2,367,321	371,777	182,446	291,299	-	3,212,843
Total assets	資產總額	201,212,351	40,930,346	17,116,798	31,207,227	(51,667,240)	238,799,482
Total liabilities	負債總額	177,558,418	40,645,670	16,493,743	27,949,790	(48,252,667)	214,394,954
Contingent liabilities and commitments	或然負債及承擔	35,229,638	5,421,444	4,427,718	4,126,700	-	49,205,500
Capital expenditure during the year	年度內資本開支	584,846	40,764	5,690	23,443	-	654,743

19. CASH AND BALANCES WITH BANKS AND OTHER FINANCIAL INSTITUTIONS
現金及在銀行和其他金融機構的結存

		The Group集團		The Bank銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Cash in hand	現金	**605,104**	549,715	**584,536**	532,653
Balances with central banks	在中央銀行的結存	**2,133,118**	379,905	**2,049,110**	337,643
Balances with banks and other financial institutions	在銀行和其他金融機構的結存	**5,579,524**	3,595,967	**5,438,467**	3,506,119
		8,317,746	4,525,587	**8,072,113**	4,376,415

20. PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS
在銀行及其他金融機構的存款

		The Group集團		The Bank銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Placements with banks and authorised institutions	在銀行及認可金融機構的存款	**65,753,545**	43,560,999	**64,995,721**	43,266,358
Placements with other financial institutions	在其他金融機構的存款	**1,110,500**	1,786,256	**1,110,500**	1,786,256
		66,864,045	45,347,255	**66,106,221**	45,052,614
Maturing	到期期限				
– within one month	－1個月內	**49,407,915**	40,638,370	**48,858,054**	40,409,405
– between one month and one year	－1個月至1年內	**17,456,130**	4,708,885	**17,248,167**	4,643,209
		66,864,045	45,347,255	**66,106,221**	45,052,614

21.TRADE BILLS 貿易票據

		The Group集團		The Bank銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Gross trade bills	貿易票據總額	**620,463**	612,630	**620,463**	612,630
Less: Impairment allowances	減：減值準備				
– collectively assessed	－整體評估	**–**	(43)	**–**	(43)
		620,463	612,587	**620,463**	612,587

Movement of impairment allowances for 2006 2006年減值準備的變動

		The Group集團		The Bank銀行	
		Individual 個別	**Collective 整體**	**Individual 個別**	**Collective 整體**
		HK$'000 港幣千元	**HK$'000 港幣千元**	**HK$'000 港幣千元**	**HK$'000 港幣千元**
At 1st January	於1月1日	**–**	**43**	**–**	**43**
New provisions charged to profit and loss account (Note 10)	記入損益賬的新準備（附註10）	**–**	**(45)**	**–**	**(45)**
Provisions released back to profit and loss account	撥回損益賬的準備	**(1,094)**	**–**	**(1,094)**	**–**
Recoveries (Note 10)	收回額（附註10）	**1,094**	**–**	**1,094**	**–**
Exchange adjustments	匯兌調整	**–**	**2**	**–**	**2**
At 31st December	於12月31日	**–**	**–**	**–**	**–**

Movement of impairment allowances for 2005 2005年減值準備的變動

		The Group集團		The Bank銀行	
		Individual 個別	Collective 整體	Individual 個別	Collective 整體
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
At 1st January	於1月1日	–	499	–	499
New provisions charged to profit and loss account (Note 10)	記入損益賬的新準備（附註10）	–	(446)	–	(446)
Provisions released back to profit and loss account	撥回損益賬的準備	(21)	–	(21)	–
Recoveries (Note 10)	收回額（附註10）	21	–	21	–
Exchange adjustments	匯兌調整	–	(10)	–	(10)
At 31st December	於12月31日	–	43	–	43

22.TRADING ASSETS 交易用途資產

		The Group集團		The Bank銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Treasury bills (including Exchange Fund Bills)	國庫債券 (包括外匯基金票據)	**497,915**	1,494,650	**497,915**	1,494,650
Debt securities	債務證券	**161,153**	165,683	**161,153**	165,683
Equity securities	股份證券	**1,350,059**	601,139	**1,321,766**	584,941
Investment funds	投資基金	**265,990**	245,682	**265,990**	245,682
Trading securities	交易用途證券	**2,275,117**	2,507,154	**2,246,824**	2,490,956
Positive fair values of derivatives (Note 41(b))	衍生工具的正公平值 (附註41(b))	**662,417**	738,425	**653,059**	736,650
		2,937,534	3,245,579	**2,899,883**	3,227,606
Issued by:	發行機構：				
Central governments and central banks	中央政府和中央銀行	**497,915**	1,494,650	**497,915**	1,494,650
Public sector entities	公營機構	**161,153**	165,684	**161,153**	165,684
Banks and other financial institutions	銀行及其他金融機構	**700,158**	435,494	**698,366**	433,970
Corporate entities	企業實體	**901,673**	411,326	**875,172**	396,652
Other entities	其他實體	**14,218**	-	**14,218**	-
		2,275,117	2,507,154	**2,246,824**	2,490,956
Analysed by place of listing:	按上市地區分析：				
Listed in Hong Kong	在香港上市	**1,177,448**	494,508	**1,149,155**	478,310
Listed outside Hong Kong	在香港以外地區上市	**201,555**	144,233	**201,555**	144,233
		1,379,003	638,741	**1,350,710**	622,543
Unlisted	非上市	**896,114**	1,868,413	**896,114**	1,868,413
		2,275,117	2,507,154	**2,246,824**	2,490,956

23. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS 指定為通過損益以反映公平價值的金融資產

		The Group集團		The Bank銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Certificates of deposit held	持有的存款證	**95,685**	94,290	**95,685**	94,290
Debt securities	債務證券	**8,546,958**	10,053,081	**8,517,854**	10,023,643
Equity securities	股份證券	**836**	10,336	**836**	-
		8,643,479	10,157,707	**8,614,375**	10,117,933
Issued by:	發行機構：				
Central governments and central banks	中央政府和中央銀行	**39,123**	46,409	**39,123**	46,409
Public sector entities	公營機構	**134,845**	172,022	**134,845**	172,022
Banks and other financial institutions	銀行及其他金融機構	**1,149,969**	1,264,079	**1,129,002**	1,242,911
Corporate entities	企業實體	**7,319,542**	8,668,041	**7,311,405**	8,656,591
Other entities	其他實體	**-**	7,156	**-**	-
		8,643,479	10,157,707	**8,614,375**	10,117,933
Analysed by place of listing:	按上市地區分析：				
Listed in Hong Kong	在香港上市	**1,364,389**	1,773,428	**1,364,389**	1,763,152
Listed outside Hong Kong	在香港以外地區上市	**1,408,981**	1,931,168	**1,383,725**	1,905,442
		2,773,370	3,704,596	**2,748,114**	3,668,594
Unlisted	非上市	**5,870,109**	6,453,111	**5,866,261**	6,449,339
		8,643,479	10,157,707	**8,614,375**	10,117,933

24. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS 客戶貸款及其他賬項

(a) Advances to customers and other accounts

(a) 客戶貸款及其他賬項

			The Group集團		The Bank銀行	
			2006	2005	**2006**	2005
			HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
(i)	Advances to customers	客戶貸款	**166,178,102**	138,743,747	**160,163,418**	133,316,623
	Less: Impairment allowances	減：減值準備				
	– Individual	–個別	**(254,014)**	(295,575)	**(160,096)**	(204,122)
	– Collective	–整體	**(443,874)**	(478,995)	**(431,676)**	(471,854)
			165,480,214	137,969,177	**159,571,646**	132,640,647
(ii)	Other accounts	其他賬項				
	Advances to banks and other financial institutions	銀行及其他金融機構貸款	**2,454,109**	2,424,120	**2,454,109**	2,424,120
	Notes and bonds	債券	**344,076**	387,934	**339,720**	383,435
	Certificates of deposit held	持有存款證	**38,890**	38,775	**38,890**	38,775
	Accrued interest	應計利息	**1,172,578**	985,567	**1,112,116**	938,165
	Other accounts	其他賬項	**5,641,146**	3,069,729	**4,178,266**	2,855,923
			9,650,799	6,906,125	**8,123,101**	6,640,418
	Less: Impairment allowances	減：減值準備				
	– Individual	–個別	**(26,118)**	(28,570)	–	–
	– Collective	–整體	**(8,229)**	(9,943)	–	–
			9,616,452	6,867,612	**8,123,101**	6,640,418
			175,096,666	144,836,789	**167,694,747**	139,281,065

24. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (continued) 客戶貸款及其他賬項（續）

(b) Impairment allowances against advances and other accounts for 2006 (b) 2006年貸款及其他賬項之減值準備

The Group 集團

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元
At 1st January	於1月1日	295,575	478,995	28,570	9,943	324,145	488,938
New provisions charged to profit and loss account (Note 10)	記入損益賬的新準備 (附註10)	366,669	39,926	6,150	(1,838)	372,819	38,088
Net provisions released back to profit and loss account	撥回損益賬的準備淨額	(153,220)	-	(3,452)	-	(156,672)	-
Amounts written off	撇銷額	(337,840)	(80,059)	(5,580)	-	(343,420)	(80,059)
Recoveries (Note 10)	收回額(附註10)	83,539	-	204	-	83,743	-
Additions through acquisition of subsidiaries	購入附屬公司的增置	-	-	92	-	92	-
Effect of discounting (Note 3)	折扣計算的效果 (附註3)	(9,248)	-	-	-	(9,248)	-
Exchange adjustments	匯兌調整	8,539	5,012	134	124	8,673	5,136
At 31st December	於12月31日	254,014	443,874	26,118	8,229	280,132	452,103

The Bank 銀行

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元
At 1st January	於1月1日	204,122	471,854	-	-	204,122	471,854
New provisions charged to profit and loss account	記入損益賬的新準備	361,822	34,818	-	-	361,822	34,818
Net provisions released back to profit and loss account	撥回損益賬的準備淨額	(151,384)	-	-	-	(151,384)	-
Amounts written off	撇銷額	(336,735)	(80,058)	-	-	(336,735)	(80,058)
Recoveries	收回額	82,809	-	-	-	82,809	-
Effect of discounting	折扣計算的效果	(9,100)	-	-	-	(9,100)	-
Exchange adjustments	匯兌調整	8,562	5,062	-	-	8,562	5,062
At 31st December	於12月31日	160,096	431,676	-	-	160,096	431,676

(b) Impairment allowances against advances and other accounts for 2005

(b) 2005年貸款及其他賬項之減值準備

The Group集團

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元
At 1st January	於1月1日	289,632	603,798	32,011	13,294	321,643	617,092
New provisions charged to profit and loss account (Note 10)	記入損益賬的新準備 (附註10)	520,369	(68,687)	10,225	(2,002)	530,594	(70,689)
Net provisions released back to profit and loss account	撥回損益賬的準備淨額	(307,155)	-	(6,045)	-	(313,200)	-
Amounts written off	撇銷額	(370,884)	(54,540)	(7,672)	-	(378,556)	(54,540)
Recoveries (Note 10)	收回額(附註10)	176,052	111	67	-	176,119	111
Effect of discounting (Note 3)	折扣計算的效果 (附註3)	(4,753)	-	-	-	(4,753)	-
Other movements	其他變動	32	4	-	(1,298)	32	(1,294)
Exchange adjustments	匯兌調整	(7,718)	(1,691)	(16)	(51)	(7,734)	(1,742)
At 31st December	於12月31日	295,575	478,995	28,570	9,943	324,145	488,938

The Bank銀行

		Advances to customers 客戶貸款		Other Accounts 其他賬項		Total 總額	
		Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元	Individual 個別 HK$'000 港幣千元	Collective 整體 HK$'000 港幣千元
At 1st January	於1月1日	192,644	595,623	-	1,298	192,644	596,921
New provisions charged to profit and loss account	記入損益賬的新準備	517,005	(67,587)	-	-	517,005	(67,587)
Net provisions released back to profit and loss account	撥回損益賬的準備淨額	(299,605)	-	-	-	(299,605)	-
Amounts written off	撇銷額	(368,727)	(54,540)	-	-	(368,727)	(54,540)
Recoveries	收回額	175,257	111	-	-	175,257	111
Effect of discounting	折扣計算的效果	(4,702)	-	-	-	(4,702)	-
Other movements	其他變動	32	4	-	(1,298)	32	(1,294)
Exchange adjustments	匯兌調整	(7,782)	(1,757)	-	-	(7,782)	(1,757)
At 31st December	於12月31日	204,122	471,854	-	-	204,122	471,854

24. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (continued) 客戶貸款及其他賬項(續)

(c) Advances to customers - by industry sectors

The analysis of gross advances to customers by industry sector is based on the categories and definitions used by the Hong Kong Monetary Authority.

(c) 客戶貸款－按行業分類

客戶貸款總額的行業分類是按香港金融管理局所採用的類別和定義。

		2006 HK$'000 港幣千元	2005 HK$'000港幣千元
The Group	集團		
Loans for use in Hong Kong	在香港使用的貸款		
Industrial, commercial and financial	工商金融		
– Property development	－物業發展	**6,422,770**	5,870,869
– Property investment	－物業投資	**20,464,978**	19,316,009
– Financial concerns	－金融企業	**1,865,472**	1,867,677
– Stockbrokers	－股票經紀	**258,562**	204,725
– Wholesale and retail trade	－批發與零售業	**1,322,504**	1,399,776
– Manufacturing	－製造業	**1,884,745**	1,744,187
– Transport and transport equipment	－運輸與運輸設備	**4,118,384**	4,132,657
– Others	－其他	**7,031,257**	6,294,634
– Sub-total	－小計	**43,368,672**	40,830,534
Individuals	個人		
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	－購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇的貸款	**1,117,688**	1,320,946
– Loans for the purchase of other residential properties	－購買其他住宅物業的貸款	**36,956,206**	37,188,222
– Credit card advances	－信用卡貸款	**2,409,027**	1,769,653
– Others	－其他	**4,728,035**	3,571,901
– Sub-total	－小計	**45,210,956**	43,850,722
Total loans for use in Hong Kong	在香港使用的貸款總額	**88,579,628**	84,681,256
Trade finance	貿易融資	**3,464,619**	3,753,789
Loans for use outside Hong Kong	在香港以外使用的貸款	**74,133,855**	50,308,702
Total advances to customers	客戶貸款總額	**166,178,102**	138,743,747

(d) Impaired advances to customers

(d) 減值客戶貸款

		The Group集團		The Bank銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Gross impaired advances to customers	減值客戶貸款總額	**1,294,188**	1,434,979	**1,128,258**	1,265,629
Individual impairment allowances	個別減值準備	**254,014**	295,575	**160,096**	204,122
Gross impaired loans and advances as a % of total loans and advances to customers	減值客戶貸款總額佔客戶貸款總額之百分比	**0.78%**	1.03%	**0.70%**	0.95%

Impaired loans and advances are individually assessed loans with objective evidence of impairment on an individual basis.

減值貸款是個別出現客觀減值證據而須個別評估的貸款。

There were no impaired advances to banks and other financial institutions as at 31st December, 2006 and 31st December, 2005, nor were there any individual impairment allowances made for them on these two dates.

於2006年12月31日及2005年12月31日，本集團貸予銀行及其他金融機構的款項中並無減值貸款，亦無就該等貸款提撥個別減值準備。

(e) Advances to customers - Net investment in finance leases

(e) 客戶貸款－融資租賃的淨投資額

Advances to customers include net investment in equipment leased under finance leases. The total minimum lease payments receivable under finance leases and their present values at the year end are as follows:

客戶貸款包括以融資租賃形式租出的設備。根據融資租賃應收的最低租賃付款總額，及其現值如下：

		The Group and The Bank集團及銀行					
		2006			2005		
		Present value of the minimum lease payments 最低租賃付款現值 HK$'000 港幣千元	**Interest income relating to future periods 相關未來利息收入 HK$'000 港幣千元**	**Total minimum lease payments 最低租賃付款總額 HK$'000 港幣千元**	Present value of the minimum lease payments 最低租賃付款現值 HK$'000 港幣千元	Interest income relating to future periods 相關未來利息收入 HK$'000 港幣千元	Total minimum lease payments 最低租賃付款總額 HK$'000 港幣千元
Amounts receivable:	應收賬款：						
Within one year	1年以內	**981,767**	**222,438**	**1,204,205**	909,490	212,620	1,122,110
After one year but within five years	1年以後至5年內	**1,281,289**	**494,641**	**1,775,930**	1,242,323	500,010	1,742,333
After five years	5年以後	**1,920,007**	**848,158**	**2,768,165**	1,918,878	810,971	2,729,849
		4,183,063	**1,565,237**	**5,748,300**	4,070,691	1,523,601	5,594,292
Less: Individual impairment allowances	減：個別減值準備	**(3,867)**			(9,222)		
Net investment in finance leases	融資租賃的淨投資額	**4,179,196**			4,061,469		

The net investment in finance leases is carried on the balance sheet as a receivable. No accrual is made for the interest income relating to future periods.

融資租賃的淨投資額被視作應收賬計入資產負債表，但並無累計未來相關的利息收入。

25.AVAILABLE-FOR-SALE FINANCIAL ASSETS 可供出售金融資產

		The Group集團		The Bank銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Treasury bills (including Exchange Fund Bills)	國庫債券（包括外匯基金票據）	**4,221,416**	3,083,677	**4,190,581**	3,083,678
Certificates of deposit held	持有的存款證	**943,306**	1,114,810	**934,346**	1,105,961
Debt securities	債務證券	**3,274,524**	2,956,664	**2,711,545**	2,490,953
Equity securities	股份證券	**3,398,552**	1,028,231	**2,231,997**	916,186
Investment funds	投資基金	**164,399**	215,739	**33,066**	107,224
		12,002,197	8,399,121	**10,101,535**	7,704,002
Issued by:	發行機構：				
Central governments and central banks	中央政府和中央銀行	**4,344,171**	4,407,841	**4,280,311**	4,368,175
Public sector entities	公營機構	**220,749**	472,573	**163,881**	419,220
Banks and other financial institutions	銀行及其他金融機構	**5,058,286**	1,911,991	**3,944,250**	1,821,839
Corporate entities	企業實體	**2,214,163**	1,390,960	**1,680,027**	987,544
Other entities	其他實體	**164,828**	215,756	**33,066**	107,224
		12,002,197	8,399,121	**10,101,535**	7,704,002
Analysed by place of listing:	按上市地區分析：				
Listed in Hong Kong	在香港上市	**2,771,512**	379,450	**1,556,460**	209,461
Listed outside Hong Kong	在香港以外地區上市	**1,949,661**	1,592,390	**1,462,927**	1,196,938
		4,721,173	1,971,840	**3,019,387**	1,406,399
Unlisted	非上市	**7,281,024**	6,427,281	**7,082,148**	6,297,603
		12,002,197	8,399,121	**10,101,535**	7,704,002

26. HELD-TO-MATURITY INVESTMENTS 持至到期投資

		The Group集團		The Bank銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Treasury bills (including Exchange Fund Bills)	國庫債券(包括外匯基金票據)	**84,044**	45,193	**38,069**	37,474
Certificates of deposit held	持有的存款證	**1,614,028**	1,324,571	**867,558**	910,014
Debt securities	債務證券	**8,551,287**	11,678,082	**7,429,249**	10,377,968
		10,249,359	13,047,846	**8,334,876**	11,325,456
Less: Impairment allowances – individually assessed	減:減值準備 –個別評估	**-**	(30,887)	**-**	(30,887)
		10,249,359	13,016,959	**8,334,876**	11,294,569
Issued by:	發行機構:				
Central governments and central banks	中央政府和中央銀行	**5,417,161**	7,728,378	**5,351,748**	7,716,808
Public sector entities	公營機構	**746,137**	742,993	**625,158**	515,465
Banks and other financial institutions	銀行及其他金融機構	**2,881,767**	3,329,907	**1,587,625**	2,274,617
Corporate entities	企業實體	**1,204,294**	1,215,681	**770,345**	787,679
		10,249,359	13,016,959	**8,334,876**	11,294,569
Analysed by place of listing:	按上市地區分析:				
Listed in Hong Kong	在香港上市	**80,663**	55,487	**52,819**	27,516
Listed outside Hong Kong	在香港以外地區上市	**1,773,409**	1,957,404	**1,312,375**	1,530,512
		1,854,072	2,012,891	**1,365,194**	1,558,028
Unlisted	非上市	**8,395,287**	11,004,068	**6,969,682**	9,736,541
		10,249,359	13,016,959	**8,334,876**	11,294,569
Market value:	市值:				
Listed securities	上市證券	**1,847,348**	2,003,701	**1,365,449**	1,551,806
Unlisted securities	非上市證券	**8,269,760**	10,828,860	**6,830,620**	9,542,096
		10,117,108	12,832,561	**8,196,069**	11,093,902

27. INVESTMENTS IN SUBSIDIARIES 附屬公司投資

		The Bank銀行	
		2006	2005
		HK$'000 港幣千元	HK$'000 港幣千元
Unlisted shares, at cost	上市股份(原值)	**2,962,553**	2,291,079
Less: impairment allowances	減:減值準備	**(169,850)**	(169,850)
		2,792,703	2,121,229

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary.

以下摘要只包括對本集團的業績、資產或負債有重大影響的附屬公司。此等股份屬普通股份。

Details of these companies are as follows:–

此等附屬公司的詳情如下:

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
Bank of East Asia (Trustees) Limited 東亞銀行(信託)有限公司	Hong Kong 香港	HK$港幣150,000,000元	100%		Trustee 信託服務
BEA Pacific Asia Limited	Hong Kong 香港	US$13,000,000美元		100%	Investment holding 投資控股
BEA Pacific Holding Company Limited	Bermuda 百慕達	HK$港幣1,248,000,000元	100%		Investment holding 投資控股
BEA Pacific (Vanuatu) Limited	Vanuatu 瓦努瓦圖	US$100,000美元	100%		Holding of a single outstanding deposit 持有一未提取存款
Blue Cross (Asia-Pacific) Insurance Limited 藍十字(亞太)保險有限公司	Hong Kong 香港	HK$港幣300,000,000元	100%		Insurance 保險
East Asia Asset Management Company Limited 東亞資產管理有限公司	Hong Kong 香港	HK$港幣10,000,000元	100%		Asset management 資產管理
East Asia Corporate Services (BVI) Limited	BVI 英屬處女群島	US$250,000美元		75.6%	Registered agent and trustee services 註冊代理及信託服務
East Asia Electronic Data Processing (Guangzhou) Limited (Note 1) 東亞電子資料處理(廣州)有限公司(附註1)	PRC 中華人民共和國	US$3,000,000美元		100%	Servicing 服務

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
East Asia Financial Services (BVI) Ltd.	BVI 英屬處女群島	US$23,296,000美元	100%		Investment holding 投資控股
East Asia Futures Limited 東亞期貨有限公司	Hong Kong 香港	HK$港幣7,000,000元	100%		Futures and options trading 期貨及期權買賣
* East Asia Holding Company, Inc.	U.S.A. 美國	US$5美元	100%		Bank holding company 銀行控股公司
East Asia Indonesian Holdings Limited	Seychelles 塞舌爾	US$100,000美元		100%	Investment holding 投資控股
East Asia Investment Holdings Limited 東亞投資控股有限公司	Hong Kong 香港	HK$港幣100,000,000元	100%		Securities trading 證券買賣
East Asia Investments Holdings (BVI) Ltd.	BVI 英屬處女群島	HK$港幣186,038,725元	100%		Investment holding 投資控股
East Asia Properties Holding Company Limited 東亞物業控股有限公司	Hong Kong 香港	HK$港幣10,000元	100%		Investment holding 投資控股
* East Asia Properties (US), Inc.	U.S.A. 美國	US$5美元		100%	Property holding 物業持有
East Asia Property Agency (China) Company Limited 東亞物業代理(中國)有限公司	Hong Kong 香港	HK$港幣1,000,000元	100%		Property agency 物業代理
East Asia Property Agency Company Limited 東亞物業代理有限公司	Hong Kong 香港	HK$港幣1,000,000元	100%		Property agency 物業代理
East Asia Secretaries (BVI) Limited	BVI 英屬處女群島	HK$港幣300,000,000元		75.6%	Investment holding 投資控股
East Asia Securities Company Limited 東亞證券有限公司	Hong Kong 香港	HK$港幣25,000,000元	100%		Securities broking 證券買賣
East Asia Strategic Holdings Limited	BVI 英屬處女群島	US$50,000,000美元	100%		Investment holding 投資控股
Flowery World Corporation	BVI 英屬處女群島	US$1美元		75.6%	Holding company 控股公司
Leader One Limited	BVI 英屬處女群島	US$1美元	100%		Investment holding 投資控股
Manilink Company Limited	BVI 英屬處女群島	US$90美元	51.1%		Investment holding 投資控股

27. INVESTMENTS IN SUBSIDIARIES (continued) 附屬公司投資（續）

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	Issued and paid-up capital 已發行及繳足股本	% Held by The Bank 本銀行所佔權益	% Held by The Group 本集團所佔權益	Nature of business 業務性質
Secretaries Limited 秘書商業服務有限公司	Hong Kong 香港	HK$港幣2元		75.6%	Business, corporate and investor services 商務、企業及投資者服務
The Bank of East Asia (BVI) Limited 東亞銀行(英屬處女群島)有限公司	BVI 英屬處女群島	US$1,000,000美元	100%		Banking services 銀行服務
The Bank of East Asia (Canada) 加拿大東亞銀行	Canada 加拿大	C$加幣38,000,000元	100%		Banking services 銀行服務
* The Bank of East Asia (U.S.A.) N.A. * 美國東亞銀行	U.S.A. 美國	US$4,500美元		100%	Banking 銀行
Tricor Consultancy (Beijing) Limited (Note 1) 東亞卓佳諮詢(北京)有限公司(附註1)	PRC 中華人民共和國	US$850,000美元		75.6%	Business consultancy 商務諮詢
Tricor Holdings Limited	BVI 英屬處女群島	US$7,001美元		75.6%	Investment holding 投資控股
Tricor Holdings Pte. Ltd.	Singapore 新加坡	S$新加坡幣 2元		75.6%	Investment holding 投資控股
Tricor Investor Services Limited 卓佳證券登記有限公司	Hong Kong 香港	HK$港幣2元		75.6%	Investor services 投資者服務
Tricor Services Limited 卓佳專業商務有限公司	Hong Kong 香港	HK$港幣2元		75.6%	Business, corporate and investor services 商務、企業及投資者服務
Tricor Singapore Pte. Ltd.	Singapore 新加坡	S$新加坡幣1元		75.6%	Business management and consultancy services, and employment agency 商務管理及諮詢服務，及招聘代理
Vitaway (Mauritius) Limited	Mauritius 毛里裘斯	US$1美元		75.6%	Regional treasurer 地區司庫

Notes:

1. Represents a wholly foreign owned enterprise.
2. BVI denotes the British Virgin Islands and PRC denotes the People's Republic of China.

* *Companies not audited by KPMG. The accounts of the subsidiaries not audited by KPMG reflect total net assets and total income constituting approximately 2.0% and 0.5% respectively of the related consolidated totals.*

附註：

1. 指一外資企業。

* *非由畢馬威會計師事務所稽核的公司。非由畢馬威會計師事務所稽核的附屬公司賬項之資產總額及收入總額分別佔相關綜合總額的2.0%及0.5%。*

28.INVESTMENTS IN ASSOCIATES 聯營公司投資

		The Group集團		The Bank銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Unlisted shares, at cost	非上市股份(原值)	**-**	-	**358,851**	266,983
Share of net assets	應佔淨資產	**1,076,731**	793,132	**-**	-
Goodwill	商譽	**69**	70	**-**	-
		1,076,800	793,202	**358,851**	266,983
Less: impairment allowances	減:減值準備	**(62)**	(24,622)	**(118,961)**	(147,380)
		1,076,738	768,580	**239,890**	119,603

Loans to associates amounting to HK$121,155,000 (2005: HK$99,545,000) are included under advances to customers.

聯營公司貸款共港幣121,155,000元(2005年:港幣99,545,000元)已包括在客戶貸款。

Share of associates' taxation for the year amounted to HK$43,570,000 (2005: HK$11,726,000)

年度內應佔聯營公司稅項為港幣43,570,000元(2005年:港幣11,726,000元)

The following list contains only the particulars of associates, all of which are unlisted corporate entities, which principally affected the results or assets of the Group:

以下摘要只包括對本集團的業績或資產有重大影響的聯營公司,此等聯營公司均為非上市公司。

Name of company 公司名稱	Place of incorporation and operation 註冊及營業地點	% of ordinary shares 普通股 held by The Bank 本銀行所佔權益	% of ordinary shares 普通股 held by The Group 本集團所佔權益	Nature of Business 業務性質
DaimlerChrysler Financial Services China Limited 奔馳財務中國有限公司	Hong Kong 香港		20%	Financing, leasing and insurance services 財務,租賃及保險服務
DaimlerChrysler Financial Services Korea Limited	Republic of Korea 韓國		20%	Financial services 財務服務
East Asia GE Commercial Finance Limited 東亞通用金融有限公司	Hong Kong 香港	50%		Factoring 貼現
ICEA Finance Holdings Limited 工商東亞金融控股有限公司	BVI 英屬處女群島	25%		Investment holding 投資控股
Platinum Holdings Company Limited	Cayman Islands 開曼群島	30%		Investment holding 投資控股
PT. Bank Resona Perdania	Indonesia 印尼		30%	Banking and related financial services 銀行及有關金融服務
Sunfire Enterprises Limited 申發企業有限公司	BVI 英屬處女群島		20%	Property development 物業發展
TCL Finance Co., Ltd. TCL集團財務有限公司	PRC 中華人民共和國	20%		Financial services and cash management 金融服務及現金管理
Trans-Ocean Insurance Company, Limited 遠洋保險有限公司	Hong Kong 香港	48.7%		Insurance 保險

Notes: BVI denotes the British Virgin Islands and PRC denotes the People's Republic of China.

28. INVESTMENTS IN ASSOCIATES (continued) 聯營公司投資（續）

Summary financial information on associates 聯營公司財務資料摘要

		Assets 資產 HK$'000 港幣千元	Liabilities 負債 HK$'000 港幣千元	Equity 股東權益 HK$'000 港幣千元	Revenues 收入 HK$'000 港幣千元	Profit 溢利 HK$'000 港幣千元
2006						
100 per cent	百分之一百	**15,438,203**	**12,179,373**	**3,258,830**	**1,354,722**	**621,178**
Group's effective interest	本集團的有效權益	**4,190,955**	**3,114,224**	**1,076,731**	**359,415**	**182,574**
2005						
100 per cent	百分之一百	6,597,033	4,472,987	2,124,046	539,968	130,213
Group's effective interest	本集團的有效權益	1,937,902	1,144,770	793,132	123,175	33,731

29.GOODWILL AND INTANGIBLE ASSETS 商譽及無形資產

Goodwill and intangible assets includes goodwill arising on business combinations and acquired intangible assets. Acquired intangible assets comprise core deposits which are amortised over their estimated economic useful life of ten years.

商譽及無形資產包括因業務合併產生的商譽及購入無形資產。購入無形資產包括核心存款，並按其估計經濟使用期10年攤銷。

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Goodwill	商譽	**2,592,330**	2,494,950	**1,460,292**	1,460,292
Acquired intangible assets	購入無形資產	**12,986**	–	**-**	–
		2,605,316	2,494,950	**1,460,292**	1,460,292

(a) Goodwill

(a) 商譽

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
At 1st January	於1月1日	**2,494,950**	2,448,156	**1,460,292**	1,460,292
Additions through acquisition of subsidiaries	經收購附屬公司的增置	**95,251**	51,593	**-**	–
Impairment loss	減值損失	**(23,698)**	–	**–**	–
Exchange adjustments	匯兌調整	**25,827**	(4,799)	**–**	–
At 31st December	於12月31日	**2,592,330**	2,494,950	**1,460,292**	1,460,292

<u>Impairment tests for cash-generating units containing goodwill</u>

Goodwill is allocated to the Group's cash-generating units (CGU) identified according to business segment as follows:

<u>包含商譽的現金生產單位之減值測試</u>

本集團按業務分部分配商譽予可辨別的現金生產單位如下：

		2006	2005
		HK$'000 港幣千元	HK$'000 港幣千元
Personal Financial Services	個人金融服務	**849,637**	849,637
Corporate Banking	企業銀行	**453,007**	453,007
Investment Banking	投資銀行	**157,648**	157,648
Corporate Services	企業服務	**962,867**	904,200
Others	其他	**169,171**	130,458
		2,592,330	2,494,950

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

現金生產單位的可收回金額則根據使用價值計算。計算方法按照管理層已核准的5年財務預算的現金流估計。超過5年期間的現金流按下述的估計利率作推斷。增長率不可超過該現金生產單位所經營業務的長期平均增長率。

The pre-tax discount rate used for value-in-use calculations is 11.74% (2005: 11.37%) and the long-term growth rate is 5% (2005: 5%).

用於計算使用價值的除稅前折扣率為11.74%（2005：11.37%）及長期增長率為5%（2005：5%）。

Management determined the budgeted net profit based on past performance and its expectation for market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

管理層根據過往及預計市場發展以決定預算溢利。加權平均增長率與行業報告的預測是一致的。

29. GOODWILL AND INTANGIBLE ASSETS (continued) 商譽及無形資產(續)

The impairment loss recognised during the year relates solely to the Group's investment management and advisory services carried out by a subsidiary. As the carrying value of this cash-generating unit has been reduced to its recoverable amount, any adverse change in the assumptions noted above would cause the current carrying value to be in excess of the recoverable amount.

年度內確認的減值損失是集團之附屬公司所經營的投資管理及諮詢服務。由於它的現金生產單位已減值至其賬面值，任何以上附註所載的假設出現變轉變均可能引致現行賬面值高於其可收回金額。

(b) Intangible assets (other than goodwill)

Intangible assets include acquired core deposits. Intangible assets are stated at cost less accumulated amortisation and impairment loss (Note2(k)(iv)).

Amortisation of intangible assets with finite useful lives is charged to the profit and loss account on a diminishing basis over the assets' estimated useful lives. The following intangible assets with finite useful lives are amortised from the date they are available to use and their estimated useful lives are as follows:–

Acquired core deposits 10 years

Both the period and method of amortisation are reviewed annually.

(b) 無形資產（商譽除外）

無形資產包括購入核心存款。無形資產按成本減除累計折舊及減值損失列賬（附註2(k)(iv)）。

有限定可用期的無形資產按其估計可用期以遞減法於損益賬內攤銷。以下有限定可用期的無形資產由可供使用日起按他們以下的估計可用期攤銷：

購入核心存款 10年

每年須檢討其期限及攤銷方法。

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Cost	成本				
At 1st January	於1月1日	-	-	-	-
Additions through acquisition of subsidiaries	經收購附屬公司的增置	15,219	-	-	-
At 31st December	於12月31日	15,219	-	-	-
Accumulated amortisation and impairment losses	累計攤銷及減值損失				
At 1st January	於1月1日	-	-	-	-
Amortisation charge for the year (Note 9)	年度內攤銷（附註9）	(2,231)	-	-	-
Exchange adjustments	匯兌調整	(2)	-	-	-
At 31st December	於12月31日	(2,233)	-	-	-
Carrying amount at 31st December	於12月31日賬面值	12,986	-	-	-

30.FIXED ASSETS 固定資產

		2006 The Group 集團				
		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2006	於2006年1月1日	950,586	4,304,481	1,999,250	6,303,731	7,254,317
Additions	增置	–	133,493	377,874	511,367	511,367
Additions through acquisition	經收購的增置	–	-	6,071	6,071	6,071
Revaluation surplus	重估盈餘	137,777	-	-	-	137,777
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	35,054	–	35,054	35,054
Transfer from bank premises to investment properties	由行址轉入投資物業	231,068	(231,068)	–	(231,068)	-
Disposals	出售	(39,400)	(13,977)	(139,610)	(153,587)	(192,987)
Exchange adjustments	匯兌調整	8,510	2,586	11,512	14,098	22,608
At 31st December, 2006	於2006年12月31日	1,288,541	4,230,569	2,255,097	6,485,666	7,774,207
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2006	於2006年1月1日	–	671,201	1,227,217	1,898,418	1,898,418
Additions through acquisition	經收購的增置	-	-	3,698	3,698	3,698
Charge for the year (Note 9)	年度內支出（附註9）	–	78,709	220,365	299,074	299,074
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	(34,390)	-	(34,390)	(34,390)
Impairment loss	減值損失	-	(27,681)	–	(27,681)	(27,681)
Written back on disposals	出售時回撥	-	(5,403)	(119,345)	(124,748)	(124,748)
Exchange adjustments	匯兌調整	–	1,132	9,099	10,231	10,231
At 31st December, 2006	於2006年12月31日	–	683,568	1,341,034	2,024,602	2,024,602
Net book value at 31st December, 2006	賬面淨值於2006年12月31日	1,288,541	3,547,001	914,063	4,461,064	5,749,605
The gross amounts of the above assets are stated:	上述資產的總額列示如下：					
At cost	按成本	–	3,389,480	2,255,097	5,644,577	5,644,577
At Directors' valuation – 1989	按董事估值 –1989年	-	841,089	–	841,089	841,089
At professional valuation – 2006	按專業估值 –2006年	1,288,541	-	-	-	1,288,541
		1,288,541	4,230,569	2,255,097	6,485,666	7,774,207

30. FIXED ASSETS (continued) 固定資產(續)

		2006 The Bank 銀行				
		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2006	於2006年1月1日	979,680	4,061,867	1,735,978	5,797,845	6,777,525
Additions	增置	–	133,032	302,152	435,184	435,184
Revaluation surplus	重估盈餘	134,707	-	-	-	134,707
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	35,054	-	35,054	35,054
Transfer from bank premises to investment properties	由行址轉入投資物業	241,768	(241,768)	–	(241,768)	-
Disposals	出售	(39,400)	(13,976)	(110,903)	(124,879)	(164,279)
Exchange adjustments	匯兑調整	-	2,245	9,935	12,180	12,180
At 31st December, 2006	於2006年12月31日	1,316,755	3,976,454	1,937,162	5,913,616	7,230,371
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2006	於2006年1月1日	-	593,225	1,062,702	1,655,927	1,655,927
Charge for the year	年度內支出	-	73,686	180,333	254,019	254,019
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	-	(34,390)	-	(34,390)	(34,390)
Impairment loss	減值損失	-	(27,681)	–	(27,681)	(27,681)
Written back on disposals	出售時回撥	-	(5,402)	(96,580)	(101,982)	(101,982)
Exchange adjustments	匯兑調整	–	1,035	8,328	9,363	9,363
At 31st December, 2006	於2006年12月31日	-	600,473	1,154,783	1,755,256	1,755,256
Net book value at 31st December, 2006	賬面淨值於2006年12月31日	1,316,755	3,375,981	782,379	4,158,360	5,475,115
The gross amounts of the above assets are stated:	上述資產的總額列示如下:					
At cost	按成本	-	3,135,365	1,937,162	5,072,527	5,072,527
At Directors' valuation – 1989	按董事估值 –1989年	-	841,089	-	841,089	841,089
At professional valuation – 2006	按專業估值 –2006年	1,316,755	–	-	-	1,316,755
		1,316,755	3,976,454	1,937,162	5,913,616	7,230,371

		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	2005 The Group 集團 Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2005	於2005年1月1日	802,934	4,907,305	1,836,895	6,744,200	7,547,134
Additions	增置	–	192,514	410,636	603,150	603,150
Additions through acquisition	經收購的增置	–	–	4,164	4,164	4,164
Revaluation surplus	重估盈餘	234,221	–	–	–	234,221
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	5,001	–	5,001	5,001
Transfer from bank premises to investment properties	由行址轉入投資物業	227,971	(227,971)	–	(227,971)	–
Disposals	出售	(311,482)	(570,756)	(242,487)	(813,243)	(1,124,725)
Exchange adjustments	匯兑調整	(3,058)	(1,612)	(9,958)	(11,570)	(14,628)
At 31st December, 2005	於2005年12月31日	950,586	4,304,481	1,999,250	6,303,731	7,254,317
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2005	於2005年1月1日	–	580,588	1,268,796	1,849,384	1,849,384
Additions through acquisition	經收購的增置	–	–	2,237	2,237	2,237
Charge for the year (Note 9)	年度內支出（附註9）	–	68,158	190,405	258,563	258,563
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	(7,428)	–	(7,428)	(7,428)
Write back of impairment loss	減值損失回撥	–	210,140	–	210,140	210,140
Written back on disposals	出售時回撥	–	(179,871)	(226,597)	(406,468)	(406,468)
Exchange adjustments	匯兑調整	–	(386)	(7,624)	(8,010)	(8,010)
At 31st December, 2005	於2005年12月31日	–	671,201	1,227,217	1,898,418	1,898,418
Net book value at 31st December, 2005	賬面淨值於2005年12月31日	950,586	3,633,280	772,033	4,405,313	5,355,899
The gross amounts of the above assets are stated:	上述資產的總額列示如下：					
At cost	按成本	–	3,438,023	1,999,250	5,437,273	5,437,273
At Directors' valuation – 1989	按董事估值 －1989年	–	866,458	–	866,458	866,458
At professional valuation – 2005	按專業估值 －2005年	950,586	–	–	–	950,586
		950,586	4,304,481	1,999,250	6,303,731	7,254,317

30. FIXED ASSETS (continued) 固定資產（續）

				2005 The Bank 銀行		
		Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元	Furniture, Fixtures and Equipment 傢俬、裝修及設備 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost or valuation	成本或估值					
At 1st January, 2005	於2005年1月1日	644,216	4,447,190	1,605,234	6,052,424	6,696,640
Additions	增置	–	192,514	358,630	551,144	551,144
Revaluation surplus	重估盈餘	226,276	–	–	–	226,276
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	7,107	–	7,107	7,107
Transfer from bank premises to investment properties	由行址轉入投資物業	309,670	(309,670)	–	(309,670)	–
Disposals	出售	(200,482)	(273,942)	(220,561)	(494,503)	(694,985)
Exchange adjustments	匯兌調整	–	(1,332)	(7,325)	(8,657)	(8,657)
At 31st December, 2005	於2005年12月31日	979,680	4,061,867	1,735,978	5,797,845	6,777,525
Accumulated depreciation and amortisation	累計折舊及攤銷					
At 1st January, 2005	於2005年1月1日	–	356,291	1,132,483	1,488,774	1,488,774
Charge for the year	年度內支出	–	63,214	145,235	208,449	208,449
Revaluation of bank premises transferred to investment properties	行址重估轉入投資物業	–	(7,428)	–	(7,428)	(7,428)
Write back of impairment loss	減值損失回撥	–	210,140	–	210,140	210,140
Written back on disposals	出售時回撥	–	(28,703)	(208,911)	(237,614)	(237,614)
Exchange adjustments	匯兌調整	–	(289)	(6,105)	(6,394)	(6,394)
At 31st December, 2005	於2005年12月31日	–	593,225	1,062,702	1,655,927	1,655,927
Net book value at 31st December, 2005	賬面淨值於2005年12月31日	979,680	3,468,642	673,276	4,141,918	5,121,598
The gross amounts of the above assets are stated:	上述資產的總額列示如下：					
At cost	按成本	–	3,195,409	1,735,978	4,931,387	4,931,387
At Directors' valuation – 1989	按董事估值 –1989年	–	866,458	–	866,458	866,458
At professional valuation – 2005	按專業估值 –2005年	979,680	–	–	–	979,680
		979,680	4,061,867	1,735,978	5,797,845	6,777,525

The net book value of bank premises and investment properties comprises:

行址及投資物業的賬面淨值包括：

		The Group 集團			
		2006		2005	
		Investment Properties 投資物業 HK$'000 港幣千元	**Bank Premises 行址 HK$'000 港幣千元**	Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元
Freeholds	永久業權				
Held outside Hong Kong	在香港以外地區	**108,686**	**163,688**	82,006	97,454
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease (over 50 years)	長期租約(50年以上)	**879,700**	**1,455,520**	499,500	1,694,121
On medium-term lease (10 - 50 years)	中期租約(10至50年)	**289,600**	**1,402,823**	271,700	1,408,949
Held outside Hong Kong	在香港以外地區				
On long lease (over 50 years)	長期租約(50年以上)	**-**	**176,954**	57,501	128,419
On medium-term lease (10 - 50 years)	中期租約(10至50年)	**10,555**	**348,016**	39,879	304,337
		1,288,541	**3,547,001**	950,586	3,633,280

		The Bank 銀行			
		2006		2005	
		Investment Properties 投資物業 HK$'000 港幣千元	**Bank Premises 行址 HK$'000 港幣千元**	Investment Properties 投資物業 HK$'000 港幣千元	Bank Premises 行址 HK$'000 港幣千元
Freeholds	永久業權				
Held outside Hong Kong	在香港以外地區	**-**	**79,895**	-	13,131
Leaseholds	租借地				
Held in Hong Kong	在香港				
On long lease (over 50 years)	長期租約(50年以上)	**879,700**	**1,455,520**	499,500	1,694,121
On medium-term lease (10 - 50 years)	中期租約(10至50年)	**426,500**	**1,315,596**	382,800	1,330,485
Held outside Hong Kong	在香港以外地區				
On long lease (over 50 years)	長期租約(50年以上)	**-**	**176,954**	57,501	128,419
On medium-term lease (10 - 50 years)	中期租約(10至50年)	**10,555**	**348,016**	39,879	302,486
		1,316,755	**3,375,981**	979,680	3,468,642

The carrying amount of bank premises of the Group and the Bank would have been HK$2,531,195,000 (2005: HK$1,949,626,000) and HK$2,376,387,000 (2005: HK$1,749,947,000) respectively had they been stated at cost less accumulated depreciation.

假設本集團及銀行以成本減累計折舊入賬，行址的賬面值將分別為港幣2,531,195,000元(2005年：港幣1,949,626,000元)及港幣2,376,387,000元(2005年：港幣1,749,947,000元)。

Investment properties in Hong Kong were valued at HK$1,169,300,000 as at 31st December, 2006 by an independent valuer, DTZ Debenham Tie Leung Limited, Chartered Surveyors who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued. The valuation has been incorporated in the accounts as at 31st December, 2006 and it was performed on an open market value basis.

於2006年12月31日，香港投資物業的估值為港幣1,169,300,000元。該等物業由獨立估值師—特許測量師戴德梁行，其僱員具香港測量師學會會士資歷並對須估值物業的所在及類別有近期經驗。估值是以公開市場價值為基礎，並已計入2006年12月31日之賬項內。

30. FIXED ASSETS (continued) 固定資產(續)

The Group leases out investment properties under operating leases. The leases typically run for an initial period from 1 to 10 years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

集團以經營租賃形式租出投資物業。租賃年期通常由1年至10年,到期日後可再續約但其他條款須另議。所有租約並不包括或有租金。

Rental income receivable from investment properties held for use under operating leases amounted to HK$53,553,000 in 2006 (2005: HK$43,194,000). There was no contingent rental recognised during the year 2006 (2005: Nil).

於年內,以經營租賃形式租出的投資物業之應收租金為港幣53,553,000元(2005年:港幣43,194,000元)。2006年年度內未有確認或有租金(2005年:無)。

The total future minimum lease payments of bank premises and investment properties held for use under non-cancellable operating leases are receivable as follows:

以不可撤銷經營租賃作出租的行址及投資物業的未來最低應收租賃付款總額如下:

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Within one year	1年以內	**55,549**	38,414	**54,143**	35,825
After one year but within five years	1年以後至5年內	**59,021**	53,036	**50,605**	44,461
After five years	5年以後	**1,081**	3,775	**-**	928
		115,651	95,225	**104,748**	81,214

31. AMOUNTS DUE FROM AND DUE TO SUBSIDIARIES 附屬公司欠款及欠附屬公司款項

During the year, the Bank entered into transactions with certain subsidiaries in the ordinary course of its banking business. Details of the amounts due from and due to subsidiaries are as follows:

於年度內,本銀行與若干附屬公司有正常的業務交易。附屬公司欠款及欠附屬公司款項詳列如下:

(a) Amounts Due from Subsidiaries (a) 附屬公司欠款

		The Bank 銀行	
		2006	2005
		HK$'000 港幣千元	HK$'000 港幣千元
Financial institutions	金融機構	**8,938**	244,132
Others	其他	**1,925,557**	1,484,685
		1,934,495	1,728,817

(b) Amounts Due to Subsidiaries (b) 欠附屬公司款項

		The Bank 銀行	
		2006	2005
		HK$'000 港幣千元	HK$'000 港幣千元
Financial institutions	金融機構	**228,040**	4,364,094
Others	其他	**1,447,603**	5,488,283
		1,675,643	9,852,377

32. INCOME TAX IN THE BALANCE SHEET 資產負債表內的所得稅

(a) Current Taxation in the Balance Sheet Represents: (a) 資產負債表內的本期稅項為：

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Provision for Hong Kong Profits Tax for the year (Note 12(a))	本年度香港利得稅準備（附註12(a)）	**508,542**	366,845	**443,087**	312,167
Provisional Profits Tax paid	已付暫繳利得稅	**(299,011)**	(243,916)	**(254,605)**	(193,677)
		209,531	122,929	**188,482**	118,490
Balance of Profits Tax provision relating to prior years	以往年度利得稅準備結餘	**17,478**	76,939	**5,000**	75,730
Overseas taxation	海外稅項	**107,088**	61,827	**102,341**	54,363
		334,097	261,695	**295,823**	248,583

(b) Deferred Tax Assets and Liabilities Recognised (b) 遞延稅項資產及負債確認

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

確認於綜合資產負債表中遞延稅項（資產）／負債的組成部分及年內之變動如下：

The Group 集團

Deferred tax arising from: 遞延稅項源自：		Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元	Revaluation of available-for-sale securities 可供出售證券重估 HK$'000 港幣千元	Tax losses 稅損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2006	於2006年1月1日	276,111	211,553	174,514	(49,124)	-	(25,512)	1,474	589,016
Write off against investment	投資撇銷額	-	(206,875)	-	-	-	-	-	(206,875)
Charged/(credited) to consolidated profit and loss account (Note 12(a))	綜合損益賬內支銷／(存入)(附註12(a))	1,112	(1,481)	25,201	31,512	-	4,470	(2,384)	58,430
Credited to reserves (Note 37(c) and (h))	存入儲備內 (附註37(c) and (h))	-	-	11,195	-	109,777	-	-	120,972
Additions through acquisition of subsidiary	購入附屬公司的增置	54	-	-	-	-	-	-	54
Exchange and other adjustments	匯兌及其他調整	54	-	-	(201)	-	(2,461)	(40)	(2,648)
At 31st December, 2006	於2006年12月31日	277,331	3,197	210,910	(17,813)	109,777	(23,503)	(950)	558,949

32. INCOME TAX IN THE BALANCE SHEET (continued) 資產負債表內的所得稅（續）

Deferred tax arising from: 遞延稅項源自：		The Group 集團							
		Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元	Revaluation of available-for-sale securities 可供出售證券重估 HK$'000 港幣千元	Tax losses 稅損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2005	於2005年1月1日	315,211	382,210	192,217	(78,394)	-	(73,277)	1,653	739,620
Write off against investment	投資撇銷	-	(167,276)	-	-	-	-	-	(167,276)
Charged/(credited) to consolidated profit and loss account (Note 12(a))	綜合損益賬內支銷／(存入)(附註12(a))	(38,999)	(3,381)	20,115	29,109	-	44,510	4,633	55,987
Charged to reserves (Note 37(c))	儲備內支銷(附註37(c))	-	-	(37,818)	-	-	-	-	(37,818)
Exchange and other adjustments	匯兌及其他調整	(101)	-	-	161	-	3,255	(4,812)	(1,497)
At 31st December, 2005	於2005年12月31日	276,111	211,553	174,514	(49,124)	-	(25,512)	1,474	589,016

Deferred tax arising from: 遞延稅項源自：		**The Bank 銀行**							
		Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	**Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元**	**Revaluation of properties 物業重估 HK$'000 港幣千元**	**Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元**	**Revaluation of available-for-sale securities 可供出售證券重估 HK$'000 港幣千元**	**Tax losses 稅損 HK$'000 港幣千元**	**Others 其他 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**
At 1st January, 2006	於2006年1月1日	**275,004**	**211,553**	**174,514**	**(46,814)**	**-**	**(22,923)**	**5,326**	**596,660**
Write off against investment	投資撇銷	**-**	**(206,875)**	**-**	**-**	**-**	**-**	**-**	**(206,875)**
Charged/(credited) to consolidated profit and loss account (Note 12(a))	綜合損益賬內支銷／(存入)(附註12(a))	**(39)**	**(1,481)**	**25,201**	**35,178**	**-**	**2,733**	**2,271**	**63,863**
Credited to reserves (Note 37 (c) and (h))	存入儲備內(附註37(c) and (h))	**-**	**-**	**11,195**	**-**	**109,841**	**-**	**-**	**121,036**
Exchange and other adjustments	匯兌及其他調整	**-**	**-**	**-**	**(221)**	**-**	**(2,462)**	**(3)**	**(2,686)**
At 31st December, 2006	於2006年12月31日	**274,965**	**3,197**	**210,910**	**(11,857)**	**109,841**	**(22,652)**	**7,594**	**571,998**

Deferred tax arising from: 遞延稅項源自：		The Bank 銀行							
		Depreciation allowances in excess of related depreciation 超過有關折舊的折舊免稅額 HK$'000 港幣千元	Leasing partnership transactions 合夥租賃交易 HK$'000 港幣千元	Revaluation of properties 物業重估 HK$'000 港幣千元	Impairment losses on financial assets 金融資產的減值損失 HK$'000 港幣千元	Revaluation of available-for-sale securities 可供出售證券重估 HK$'000 港幣千元	Tax losses 稅損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st January, 2005	於2005年1月1日	302,667	382,210	192,217	(76,431)	-	(67,921)	5,770	738,512
Write off against investment	投資撇銷	-	(167,276)	-	-	-	-	-	(167,276)
Charged/(credited) to consolidated profit and loss account (Note 12(a))	綜合損益賬內支銷／(存入)(附註12(a))	(27,663)	(3,381)	20,115	29,427	-	41,743	4,633	64,874
Charged to reserves (Note 37(c))	儲備內支銷(附註37(c))	-	-	(37,818)	-	-	-	-	(37,818)
Exchange and other adjustments	匯兌及其他調整	-	-	-	190	-	3,255	(5,077)	(1,632)
At 31st December, 2005	於2005年12月31日	275,004	211,553	174,514	(46,814)	-	(22,923)	5,326	596,660

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Net deferred tax assets recognised on the balance sheet	確認於資產負債表的遞延稅項資產淨額	**(39,169)**	(38,469)	**(22,905)**	(30,233)
Net deferred tax liabilities recognised on the balance sheet	確認於資產負債表的遞延稅項負債淨額	**598,118**	627,485	**594,903**	626,893
		558,949	589,016	**571,998**	596,660

(c) Deferred Tax Assets Not Recognised

The Group has not recognised deferred tax assets in respect of cumulative tax losses of HK$221,940,000 (2005: HK$121,853,000) as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdiction and entity. Under the current tax legislation, the expiry dates of the tax losses were as follows:

(c) 未確認遞延稅資產

由於可能未來沒有適用於有關稅務機關的應課稅溢利以彌補有關虧損，本集團並未確認累計稅項虧損港幣221,940,000元（2005年：港幣121,853,000元）為遞延稅項資產。根據現時稅務條例，該等稅項虧損的到期日如下：

		2006	2005
		HK$'000 港幣千元	HK$'000 港幣千元
Expiring within 5 years	於五年內到期	**22,705**	30,398
Expiring more than 5 years	五年後到期	**3,781**	4,001
No expiry date	無到期日	**195,454**	87,454
		221,940	121,853

33. OTHER LIABILITIES 其他負債

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
(a) Trading Liabilities	(a) 交易用途負債				
Exchange fund bills sold	外匯基金票據空倉	**199,800**	1,194,545	**199,800**	1,194,545
Exchange fund notes sold	外匯基金債券空倉	**33,459**	35,336	**33,459**	35,336
Short positions in securities	證券的短盤	**8,060**	–	**8,060**	–
		241,319	1,229,881	**241,319**	1,229,881
Negative fair value of derivatives	衍生工具的負公平價值	**701,276**	707,118	**693,056**	705,188
		942,595	1,936,999	**934,375**	1,935,069
(b) Other Accounts and Provisions	(b) 其他賬項及準備				
Accrued interest payable	應計應付利息	**854,862**	722,175	**784,977**	543,145
Other accounts	其他賬項	**7,191,792**	6,186,085	**3,661,087**	4,192,304
		8,046,654	6,908,260	**4,446,064**	4,735,449

34.LOAN CAPITAL 借貸資本

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
US$550 million 7.5% subordinated notes, measured at fair value through profit or loss	550,000,000美元年息7.5%的後償票據	**-**	4,273,921	**-**	-
US$550 million 5.625% subordinated notes, measured at fair value through profit or loss	550,000,000美元年息5.625%的後償票據	**4,288,824**	4,274,859	**4,288,824**	4,274,859
US$500 million floating rate subordinated notes, measured at amortised cost	500,000,000美元浮息的後償票據	**3,865,491**	-	**3,865,491**	-
		8,154,315	8,543,780	**8,154,315**	4,274,859

Loan capital of face value of HK$4,277,873,000 (US$550,000,000) and carrying amount of HK$4,288,824,000 represents 5.625% subordinated notes qualifying as tier 2 capital which were issued on 13th December, 2005 by the Bank. The notes are listed on The Stock Exchange of Hong Kong Limited and will mature on 13th December, 2015.

票面值港幣4,277,873,000元(550,000,000美元)及賬面值港幣4,288,824,000元的借貸資本,是指由本銀行於2005年12月13日發行年息5.625%,並評定為二級資本的後償票據。該票據於香港聯合交易所有限公司上市,並將於2015年12月13日到期。

On 16th February, 2006, the Bank redeemed the 7.5% subordinated notes with face value of HK$4,277,873,000 (US$550,000,000) which was issued on 30th January, 2001 by East Asia Financial Holding (BVI) Limited, a single purpose wholly-owned finance subsidiary of the Bank.

於2006年2月16日,銀行贖回由銀行特定目的全資財務附屬公司East Asia Financial Holding (BVI) Limited 於2001年1月30日發行年息7.5%面值港幣4,277,873,000元(550,000,000美元)的後償票據。

On 27th June, 2006, the Bank issued floating rate subordinated notes qualifying as tier 2 capital with face value of HK$3,888,975,000 (US$500,000,000). The carrying amount of the notes as at 31st December, 2006 was HK$3,865,491,000. The notes will mature on 28th June, 2011.

於2006年6月27日,銀行發行評定為二級資本面值港幣3,888,975,000元(500,000,000美元)的浮息後償票據。該後償票據於2006年12月31日的賬面值為港幣3,865,491,000元。該後償票據將於2011年6月28日到期。

35.EQUITY SETTLED SHARE-BASED TRANSACTIONS 股權支付交易

The Bank has adopted Staff Share Option Schemes whereby the Board of the Bank may at its discretion grant to any employees, including Executive Directors and Chief Executive, of the Group options to subscribe for shares of the Bank. The options may be exercised during the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant. All options were granted for nil consideration.

本行所採納的僱員認股計劃是本行董事會可酌情發出認股權予集團之任何僱員，包括執行董事及行政總裁，以認購本行股份。認股權的行使期限為授予日的第1周年開始至授予日的第5周年止。所有認股權均以不計價款形式發出。

(a) Particulars of share options

(a) 認股權詳情

Date of Grant 發行日期	Vesting Period 有效期	Exercise Period 行使期	Exercise Price Per Share 每股行使價 HK$港幣元
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23
03/5/2005	03/5/2005 – 02/5/2006	03/5/2006 – 03/5/2010	22.95
03/5/2006	03/5/2006 – 02/5/2007	03/5/2007 – 03/5/2011	33.05

(b) The number and weighted average exercises prices of share options are as follows:

(b) 已行使認股權的數目及加權平均行使價如下：

		2006		2005	
		Weighted average exercise price 加權平均行使價 HK$港幣元	Number of options 認股權數目 000千	Weighted average exercise price 加權平均行使價 HK$港幣元	Number of options 認股權數目 000千
Outstanding at the beginning of the year	年初結餘	21.12	40,910	19.38	30,075
Exercised during the year	年度內行使	20.94	(19,845)	15.70	(4,498)
Granted during the year	年度內授予	33.05	3,250	22.95	16,410
Lapsed during the year	年度內失效	23.00	(255)	22.95	(1,077)
Outstanding at the end of the year	年底結餘	22.86	24,060	21.12	40,910
Exercisable at the end of the year	年底可供行使	21.27	20,810	19.95	24,920

The weighted average share price at the date of exercise for shares options exercised during the year was HK$32.40 (2005: HK$23.04).

年度內於行使認股權當日的加權平均股價為港幣32.40元(2005年：港幣23.04元)。

The options outstanding at 31st December, 2006 had an exercise price from HK$14.90 to HK$33.05 (2005: from HK$14.90 to HK$23.23) and a weighted average remaining contractual life of 2.76 years (2005: 3.31 years).

於2006年12月31日，尚未行使認股權的行使價由港幣14.90元至港幣33.05元(2005年：由港幣14.90元至港幣23.23元)，及剩餘合約年期之加權平均數為2.76年(2005年：3.31年)。

35. EQUITY SETTLED SHARE-BASED TRANSACTIONS (continued) 股權支付交易(續)

(c) Fair value of share options and assumptions

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share option granted is measured based on a trinomial lattice model. The contractual life of the option is used as an input into this model.

(c) 認股權的公平價值及假設

獲得服務以換取認股權的公平價值按授予認股權的公平價值計量。授予認股權之估計公平價值按三項式期權定價模式。認股權的合約年期須輸入該模式。

		2006	2005
Fair value at measurement date	於計量日的公平價值	**HK$6.38**	HK$1.57
Share price	股價	**HK$33.05**	HK$22.95
Exercise price	行使價	**HK$33.05**	HK$22.95
Expected volatility (expressed as weighted average volatility used in the modelling under trinomial lattice model)	預計波幅(以三項式期權定價模式內採用的加權平均波幅)	**23.27%**	11.31%
Option life	認股權年期	**5 years**	5 years
Expected dividends	估計股息	**7.35%**	6.69%
Risk-free interest rate (based on Exchange Fund Notes)	無風險利率(根據外匯基金票據)	**4.63%**	3.15%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

預計波幅是根據過往之波幅(以認股權的加權剩餘年期計算)，再調整因公眾所知的資訊影響未來波幅的估計變動。估計股息按過往的股息。主觀輸入假設的變動可能重大影響公平價值的估計。

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

認股權的授予須符合服務條件。該條件並未納入計算於授予日獲得服務的公平價值。並無市場條件與授予認股權有關。

36. SHARE CAPITAL 股本

		2006 No. of shares 股份數目 000 千	2006 Nominal value 面值 HK$'000 港幣千元	2005 No. of shares 股份數目 000 千	2005 Nominal value 面值 HK$'000 港幣千元
Authorised:	法定股本：				
Ordinary shares of HK$2.50 each	普通股每股港幣2.50元	**2,600,000**	**6,500,000**	2,600,000	6,500,000
Issued and fully paid:	已發行及繳足股本：				
At 1st January	於1月1日	**1,510,229**	**3,775,575**	1,491,998	3,729,996
Shares issued under Staff Share Option Schemes	根據僱員認股計劃發行的股份	**19,845**	**49,612**	4,498	11,245
Shares issued in lieu of dividends	以股代息發行的股份	**20,068**	**50,168**	13,733	34,334
At 31st December	於12月31日	**1,550,142**	**3,875,355**	1,510,229	3,775,575

Pursuant to the approved Staff Share Option Schemes (the "Schemes"), options to purchase ordinary shares in the Bank were granted to eligible employees. The option price of the Schemes adopted before 2002 was 95% of the average closing price of the existing shares of the Bank on The Stock Exchange of Hong Kong Limited for the five business days immediately preceding the date of offer of such options. For the Schemes adopted in and after 2002, the exercise price equals the fair value of the underlying shares at the date of grant. The options granted under the Schemes will be exercisable between the first and the fifth anniversaries of the date of grant.

根據僱員認股計劃，合資格的僱員有權認購本銀行的普通股股份。在2002年以前被採納的計劃，認股價是根據給予認股權當日之前5個營業日本行現有股份的平均收市價的95%計算。而2002年被採納的計劃，股權行使價與相關股份於授予日的公平價值相同。根據此計劃發給的認股權可由授予日起計的第1周年至第5周年期間行使。

(a) Shares Issued under Staff Share Option Scheme

During the year, options were exercised to subscribe for 19,845,000 ordinary shares in the Bank at a consideration of HK$415,523,000 of which HK$49,612,000 was credited to share capital and the balance of HK$365,911,000 was credited to the share premium account (Note 37). HK$40,217,000 has been transferred from the capital reserve to the share premium account in accordance with policy set out in Note 2(q)(iv).

(a) 根據僱員認股權計劃發行的股份

年度內，已行使認股權以認購本行普通股19,845,000股之代價為港幣415,523,000元，其中港幣49,612,000元存入股本，餘數港幣365,911,000元存入股份溢價（附註37）。根據附註2(q)(iv)所載，已由資本儲備轉撥港幣40,217,000元往股份溢價內。

(b) Terms of Unexpired and Unexercised Share Options at Balance Sheet Date

(b) 於結算日尚未期滿及行使的認股權之條款

Date of options granted 認股權授予日期	Option price 認購價	2006 No. of shares 股份數目	2005 No. of shares 股份數目
19/4/2001	HK$港幣16.96元	–	2,015,000
18/4/2002	HK$港幣15.80元	**1,855,000**	2,285,000
02/5/2003	HK$港幣14.90元	**2,895,000**	6,270,000
22/4/2004	HK$港幣23.23元	**5,750,000**	14,350,000
03/5/2005	HK$港幣22.95元	**10,310,000**	15,990,000
03/5/2006	HK$港幣33.05元	**3,250,000**	–
		24,060,000	40,910,000

37. RESERVES 儲備

			2006 The Group 集團 HK$'000 港幣千元	2006 The Bank 銀行 HK$'000 港幣千元
(a) Share Premium (undistributable)	(a) 股份溢價（不可派發）			
At 1st January	於1月1日		656,429	656,429
Net premium on shares issued under Staff Share Option Schemes	僱員認股計劃下發行的股份溢價淨額		365,911	365,911
Transfer of the fair value of options from capital reserve – share options issued	撥自資本儲備的認股權公平價值－已發行認股權		40,217	40,217
Shares issued in lieu of dividends	以股代息發行的股份		(50,168)	(50,168)
Capital fee	資本費用		(251)	(251)
As 31st December	於12月31日		1,012,138	1,012,138
(b) General Reserve	(b) 一般儲備			
At 1st January	於1月1日		12,643,214	12,425,169
Transfer from retained profits	撥自留存溢利		12,590	-
Realised surplus on disposals transferred from revaluation reserve	撥自重估儲備的已實現出售物業的重估盈餘		1,353	1,353
Shares issued in lieu of dividends	以股代息發行的股份		599,825	599,825
At 31st December	於12月31日		13,256,982	13,026,347
(c) Revaluation Reserve on Bank Premises (undistributable)	(c) 行址重估儲備（不可派發）			
At 1st January	於1月1日		778,933	781,039
Recognition of net deferred tax liabilities (Note 32(b))	遞延稅項負債淨額確認（附註32(b)）		(11,195)	(11,195)
Revaluation surplus on bank premises transferred to investment properties	行址轉作投資物業所產生的重估盈餘		69,444	69,444
Realised surplus on disposals transferred to general reserve	撥入一般儲備的已實現出售物業的重估盈餘		(1,353)	(1,353)
At 31st December	於12月31日		835,829	837,935
(d) Statutory Reserves (undistributable)	(d) 法定儲備（不可派發）			
At 1st January and 31st December	於1月1日及12月31日		(14)	-
(e) Capital Reserve (undistributable)	(e) 資本儲備（不可派發）			
At 1st January and 31st December	於1月1日及12月31日		86,436	-
(f) Exchange Revaluation Reserve (undistributable)	(f) 匯兌重估儲備（不可派發）			
At 1st January	於1月1日		78,568	46,658
Exchange adjustments	匯兌調整		105,725	79,043
At 31st December	於12月31日		184,293	125,701

			2006 The Group 集團 HK$'000 港幣千元	2006 The Bank 銀行 HK$'000 港幣千元
(g)	Capital Reserve - Staff Share Options issued (undistributable)	(g) 資本儲備－僱員認股權計劃發行(不可派發)		
	At 1st January	於1月1日	69,806	69,806
	Transfer of the fair value of options to share premium	認股權公平價值撥入股份溢價	(40,217)	(40,217)
	Forfeited options transferred to retained profits	失效但已支銷的認股權轉入留存溢利	(400)	(400)
	Addition	增加	22,067	22,067
	At 31st December	於12月31日	51,256	51,256
(h)	Investment Revaluation Reserve (undistributable)	(h) 投資重估儲備(不可派發)		
	At 1st January	於1月1日	358,729	345,273
	Changes in fair value of securities	證券公平價值的變動	653,701	440,584
	Reversal upon disposal	於出售時轉回	(41,766)	(33,716)
	Recognition of deferred tax liabilities (Note 32(b))	遞延税項負債確認(附註32(b))	(109,777)	(109,841)
	Exchange adjustments	匯兑調整	301	(346)
	At 31st December	於12月31日	861,188	641,954
(i)	Retained Profits	(i) 留存溢利		
	At 1st January	於1月1日	5,749,689	4,348,064
	Net profit for the year	年度內溢利	3,434,511	3,018,617
	Transfer to general reserve	撥入一般儲備	(12,590)	-
	Transfer in respect of forfeited options	有關已失效認股權的轉撥	400	400
	Dividends (Note 14)	股息(附註14)		
	– Interim dividend	－中期股息	(661,663)	(661,663)
	– Final dividend in respect of previous year	－上年度末期股息	(1,410,856)	(1,410,856)
	At 31st December	於12月31日	7,099,491	5,294,562
(j)	Total Reserves	(j) 儲備總額	23,387,599	20,989,893

37.RESERVES (continued) 儲備(續)

		2005 The Group 集團 HK$'000 港幣千元	2005 The Bank 銀行 HK$'000 港幣千元
(a) Share Premium (undistributable)	(a) 股份溢價(不可派發)		
At 1st January	於1月1日	631,188	631,188
Net premium on shares issued under Staff Share Option Schemes	僱員認股計劃下發行的股份溢價淨額	59,393	59,393
Transfer of the fair value of options from capital reserve – share options issued	撥自資本儲備的認股權公平價值 –已發行認股權	240	240
Shares issued in lieu of dividends	以股代息發行的股份	(34,334)	(34,334)
Capital fee	資本費用	(58)	(58)
As 31st December	於12月31日	656,429	656,429
(b) General Reserve	(b) 一般儲備		
At 1st January	於1月1日	12,045,266	11,883,314
Transfer from retained profits	撥自留存溢利	6,095	-
Realised surplus on disposals transferred from revaluation reserve	撥自重估儲備的已實現出售物業的重估盈餘	278,819	228,821
Shares issued in lieu of dividends	以股代息發行的股份	313,034	313,034
At 31st December	於12月31日	12,643,214	12,425,169
(c) Revaluation Reserve on Bank Premises (undistributable)	(c) 行址重估儲備(不可派發)		
At 1st January	於1月1日	1,007,505	957,507
Release of net deferred tax liabilities (Note 32(b))	遞延税項負債淨額回撥(附註32(b))	37,818	37,818
Revaluation surplus on bank premises transferred to investment properties	行址轉作投資物業所產生的重估盈餘	12,429	14,535
Realised surplus on disposals transferred to general reserve	撥入一般儲備的已實現出售物業的重估盈餘	(278,819)	(228,821)
At 31st December	於12月31日	778,933	781,039
(d) Statutory Reserves (undistributable)	(d) 法定儲備(不可派發)		
At 1st January	於1月1日	1,410	-
Transfer to realised reserve	轉入已實現儲備	(1,424)	-
At 31st December	於12月31日	(14)	-
(e) Capital Reserve (undistributable)	(e) 資本儲備(不可派發)		
At 1st January and 31st December	於1月1日及12月31日	86,436	-
(f) Exchange Revaluation Reserve (undistributable)	(f) 匯兑重估儲備(不可派發)		
At 1st January	於1月1日	49,813	44,801
Exchange adjustments	匯兑調整	28,755	1,857
At 31st December	於12月31日	78,568	46,658

			2005 The Group 集團 HK$'000 港幣千元	2005 The Bank 銀行 HK$'000 港幣千元
(g)	Capital Reserve - Staff Share Options issued (undistributable)	(g) 資本儲備－僱員認股權計劃發行（不可派發）		
	At 1st January	於1月1日	41,749	41,749
	Transfer of the fair value of options to share premium	認股權公平價值撥入股份溢價	(240)	(240)
	Forfeited options transferred to retained profits	失效但已支銷的認股權轉入留存溢利	(1,499)	(1,499)
	Addition	增加	29,796	29,796
	At 31st December	於12月31日	69,806	69,806
(h)	Investment Revaluation Reserve (undistributable)	(h) 投資重估儲備（不可派發）		
	At 1st January	於1月1日	–	–
	Changes in fair value of securities	證券公平價值的變動	359,477	345,285
	Exchange adjustments	匯兌調整	(748)	(12)
	At 31st December	於12月31日	358,729	345,273
(i)	Retained Profits	(i) 留存溢利		
	At 1st January	於1月1日	4,695,564	3,422,443
	Net profit for the year	年度內溢利	2,748,725	2,615,550
	Transfer to general reserve	撥入一般儲備	(6,095)	–
	Transfer to profit and loss account on disposal of associates	出售聯營公司後撥入損益賬	1,424	–
	Transfer in respect of forfeited options	有關已失效認股權的轉撥	1,499	1,499
	Dividends (Note 14)	股息（附註14）		
	– Interim dividend	－中期股息	(496,127)	(496,127)
	– Final dividend in respect of previous year	－上年度末期股息	(1,195,301)	(1,195,301)
	At 31st December	於12月31日	5,749,689	4,348,064
(j)	Total Reserves	(j) 儲備總額	20,421,790	18,672,438

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

股份溢價賬目的運用，受香港《公司條例》第48B條所管控。

General reserve was set up from the transfer of retained earnings, the realised revaluation surplus on disposal of properties and the value of shares issued in lieu of dividend.

一般儲備的組成，包括留存溢利轉賬、出售物業時的已實現重估盈餘及以股代息發行的股份的價值。

Revaluation reserve on bank premises and exchange revaluation reserve have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of bank premises and foreign currency translation.

行址、投資物業重估儲備及匯兌重估儲備的組成及處理，是根據行址、投資物業重估和外幣折算所採用的會計政策。

Statutory reserves are set up to supplement the paid-up capital until the sum of paid-up capital and the statutory reserves are equal to the registered capital for certain associates.

法定儲備是用作支持實收股本直至實收股本及法定儲備的總額與某些聯營公司的註冊股本相同。

Capital reserve represents the capitalization of subsidiaries' reserves.

資本儲備指附屬公司儲備的資本化發行。

37. RESERVES (continued) 儲備（續）

Capital reserve – staff share options issued comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Bank recognised in accordance with the accounting policy adopted for share based payment in Note 2(q)(iv).

資本儲備－發行認股權包括根據已採納有關附註2(q)(iv)所載的股份支付會計政策確認授予本行僱員之實際或估計未行使認股權數目的公平價值。

Investment revaluation reserve comprises the cumulative net change in the fair value of available-for-sale securities held until the securities are derecognised and is dealt with in accordance with the accounting policies in Notes 2(f) and (k).

投資重估儲備包括根據附註2(f)和(k)所載有關處理持有可供出售證券直至證券被終止確認的累計公平價值變動淨額的會計政策。

A regulatory reserve is maintained to satisfy the provisions of the Hong Kong Banking Ordinance for prudential supervision purposes by earmarking amounts in respect of losses which the Bank will or may incur on loans and advances in addition to impairment losses recognised. Movements in the reserve are earmarked directly through retained earnings and in consultation with the Hong Kong Monetary Authority. As at 31st December, 2006, HK$606,000,000 (2005: HK$391,000,000) was included in the retained profits in this respect which was distributable to equity holders of the Group subject to consultation with the Hong Kong Monetary Authority.

為符合香港《銀行條例》有關審慎監管的規定，銀行需在規管儲備中維持超過已確認減值損失的可能貸款減值損失金額。經諮詢香港金融管理局後，儲備的變動已直接在留存溢利內劃定。於2006年12月31日，留存溢利中包括與此有關及可派發予本集團股東港幣606,000,000元（2005年：港幣391,000,000元），但派發前須諮詢香港金融管理局。

At 31st December, 2006, the aggregate amount of reserves available for distribution to equity holders of the Bank was HK$18,320,909,000 (2005: HK$16,773,233,000). After the balance sheet date the directors proposed a final dividend of HK$1.03 per ordinary share (2005: HK$0.93 per share), amounting to HK$1,596,646,000 (2005: HK$1,404,514,000). The dividend has not been recognised as a liability at the balance sheet date.

於2006年12月31日，可派發予本行股東的儲備總額為港幣18,320,909,000元（2005年：港幣16,773,233,000元）。在結算日後董事擬派末期息每股普通股港幣1.03元（2005年：港幣0.93元），總額達港幣1,596,646,000元（2005年：港幣1,404,514,000元）。於結算日並未確認該股息為負債。

38. MINORITY INTERESTS 少數股東權益

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
At 1 January	於1月1日	**207,163**	165,655
– acquisition of subsidiaries	－購入附屬公司	**2,561**	975
– (increase)/decrease in shareholding	－權益（增加）／減少	**(29,268)**	3,409
– share of revaluation surplus of available-for-sale financial assets	－應佔可供出售金融資產之重估盈餘	**149,196**	–
– exchange adjustments	－外匯調整	**1,016**	(132)
Profit for the year	年度內溢利	**51,107**	37,256
At 31 December	於12月31日	**381,775**	207,163

39. FINANCIAL RISK MANAGEMENT 財務風險管理

This section presents information on the Group's financial risk management.

本部分載述有關本集團財務風險管理的資料。

The Group has in place a credit risk management system to identify, measure, monitor and control the various types of risk that the Group faces and, where appropriate, to allocate capital against those risks. The risk management policies covering credit risk, market risk, interest rate risk, liquidity risk, operational risk, legal risk, reputation risk and strategic risk of the Group are reviewed regularly by the Management and related recognised committees, and recommendations are made by the Risk Management Committee for the approval of the Board of Directors. The internal auditors also perform regular audits on business units to check compliance with policies and procedures.

本集團已建立一套完善的風險管理系統，以識別、衡量、監察及控制本集團所承受的各類風險，並於適當的情況下調配資本以抵禦該等風險。本集團就信貸風險、市場風險、利率風險、流動資金風險、營運風險、法律風險、信譽風險和策略風險制定的管理政策，均由管理層和有關的專責委員會定期檢討，並由風險管理委員會提出建議，最後經董事會批核。內部稽核員亦會對業務部門定期進行稽核，以確保該等政策及程序得以遵從。

(a) Credit Risk Management

(a) 信貸風險管理

Credit risk arises from the possibility that a customer or counterparty in a transaction may default. Such risk may arise from counterparty risks from loan and advances, issuer risks from the securities business and counterparty risks from trading activities.

信貸風險源於客戶或交易對手未能履行其承諾，可來自本集團貸款中的交易對手風險、證券業務的發行商風險和交易活動的交易對手風險。

The Board of Directors has delegated authority to the Credit Committee to oversee management of the Group's credit risk, independent of the business units. The Credit Committee reports to the Board of Directors via the Risk Management Committee, which deals with all risk management related issues of the Group.

為監察本集團的信貸風險管理，董事會已授權信貸委員會執行此職能；而信貸風險管理乃獨立於所有業務部門。信貸委員會經風險管理委員會向董事會匯報。風險管理委員會負責處理本集團所有與風險管理相關的事項。

The Credit Committee is responsible for all credit risk related issues of the Group. The Group identifies and manages credit risk through target market definitions, formulation of credit policies, credit approval process and monitoring of asset quality.

信貸委員會負責處理所有與本集團信貸風險有關的事務。本集團識別和管理信貸風險的方法，包括設定目標市場，制定信貸政策和信貸審批程序，以及監控資產素質。

In evaluating the credit risk associated with an individual customer or counterparty, financial strength and repayment ability are always the primary considerations. Credit risk may be mitigated by obtaining collateral from the customer or counterparty.

本集團在評估與個別客戶或交易對手相關的信貸風險時，雖然可藉客戶或交易對手的抵押品減低信貸風險，然而他們的財政實力以及還款能力才是本集團的主要考慮因素。

The Group has established policies and procedures to identify, measure, monitor and control credit risk. In this connection, guidelines for management of credit risk have been laid down in the Group's Credit Manual. These guidelines stipulate delegated lending authorities, credit extension criteria, credit monitoring process, 20-grade loan classification system, credit recovery and provisioning policy. They are reviewed and enhanced on an on-going basis to cater for the market change, statutory requirement and best practice risk management processes.

本集團已制定多項政策及程序，以識別、衡量、監察及控制本集團所承受的信貸風險。在此方面，本集團已將信貸風險管理指引詳列於信貸手冊內，對信貸權限授權、授信標準、信貸監控程序、20級貸款分類系統、信貸追收及撥備政策訂下規定。本集團持續檢討和改善該等指引，以配合市場轉變、有關法定要求和最佳作業風險管理程序。

39. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

The Group's credit risk management for the major types of credit risk is depicted as follows: –

(i) Corporate credit risk

The Group has laid down policies and procedures to evaluate the potential credit risk of a particular counterparty or transaction and to approve the transaction. For corporate customers, the Group has a detailed risk grading system that is applied to each counterparty. To monitor concentration risk, the Group has pre-set limits for exposures to individual industries and for borrowers and groups of borrowers. The Group also has a review process to ensure that the level of review and approval is proper and will depend on the size of the facility and risk grading of the credit.

The Group undertakes on-going credit analysis and monitoring at several levels. The policies are designed to promote early detection of counterparty, industry or product exposures that require special monitoring. The overall portfolio risk as well as individual impaired loans and potential impaired loans are being monitored on a regular basis.

(ii) Retail credit risk

The Group's retail credit policy and approval process are designed for the fact that there are high volumes of relatively homogeneous and small value transactions in each retail loan category. The formulation of credit policies is primarily based on the demographic factors and the loss experience of the loan portfolios. The Group monitors its own and industry experience to determine and periodically revise product terms and desired customer profiles.

(iii) Credit risk for treasury transactions

The credit risk of the Group's treasury transactions is managed in the same way as the Group manages its corporate lending risk. The Group applies a risk grading system to its counterparties and sets individual counterparty limits.

(iv) Credit-related commitment

The risks involved in credit-related commitments and contingencies are essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit application, portfolio maintenance and collateral requirements as for customers applying for loans.

(v) Concentrations of credit risk

Concentration of credit risk exists when changes in geographic, economic or industry factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Group's total exposures. The Group's portfolio of financial instruments is diversified along geographic, industry and product sectors.

The Group has been monitoring its concentration risk by adopting appropriate risk control measures, such as setting limits on exposures to different industries and loan portfolios.

本集團就下列各主要信貸風險實行信貸風險管理：

(i) 企業信貸風險

本集團已制定多項政策及程序，以評估特定交易對手或交易的潛在信貸風險，以及決定批核有關交易與否。就企業客戶而言，本集團已制定一套適用於所有交易對手的詳盡風險評級系統。為監控信貸集中的潛在風險，本集團已就個別行業及不同的借款人和借款人團體預設風險承擔限額。本集團亦已設定檢討程度，確保按照貸款的規模和風險評級，為貸款進行適當的檢討和審批。

本集團持續進行多個層次的信貸分析和監控。有關政策乃旨在盡早發現需要特別監控的交易對手、行業或產品的風險承擔。交易組合的整體風險和個別減值貸款及潛在減值貸款，均定期予以監控。

(ii) 零售信貸風險

本集團的零售信貸政策和審批程序是因應各類零售貸款中均有大量類似的小額交易而制定的。在制定信貸政策時，本集團的主要考慮因素包括人口結構因素和有關貸款組合過往的損失。本集團監控本身和行業狀況以釐定和定期修訂產品條款和目標客戶組合。

(iii) 財資交易的信貸風險

本集團採用企業信貸風險的管理方法，管理本集團財資交易的信貸風險，包括引用交易對手的風險評級系統及設定個別交易對手的風險限額。

(iv) 與信貸有關的承諾

與信貸有關的承諾和或有事項的風險，本質上與提供貸款予客戶時的信貸風險相同。因此，有關交易必須符合客戶申請貸款時所要達到的信貸申請、組合保存和抵押要求。

(v) 信貸集中的風險

信貸集中的風險源於交易對手團體受到地緣、經濟或行業因素的影響，而該等團體的整體信貸風險承擔對本集團的總體風險承擔至關重要。本集團的財務工具分散覆蓋不同地區、行業和產品。

本集團一直採用適當的風險控制措施，例如就不同行業和貸款組合釐定限額，以監控信貸集中的風險。

(b) Market risk management

Market risk arises from all market risk sensitive financial instruments, including debt securities, foreign exchange contracts, equity and derivative instruments, as well as from balance sheet or structural positions. The objective of market risk management is to avoid excessive exposure to earnings and equity and to reduce the Group's exposure to the volatility inherent in financial instruments.

The Board of Directors reviews and approves policies for the management of the market risks. The Board has delegated the responsibility for ongoing general market risk management to the Asset and Liability Management Committee. The Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

The Asset and Liability Management Committee deals with all market risk and liquidity risk related issues of the Group. It is also responsible for deciding the future business strategy with respect to interest rates trend review.

The use of derivatives for proprietary trading and their sale to customers as risk management products is an integral part of the Group's business activities. These instruments are also used to manage the Group's own exposures to market risk as part of its asset and liability management process. The principal derivatives instruments used by the Group are interest, foreign exchange rate and equity related contracts, which are over-the-counter derivatives or exchange traded derivatives. Most of the Group's derivatives positions have been entered into to meet customer demand and to manage the risk of these and other trading positions.

The Group sets various positions and sensitivity limit structures. Additionally, the Group applies sensitivity analysis and scenario analysis, both on individual portfolios and on the Group's consolidated positions to assess the potential impact on the Group's earnings as a result of extreme movements in market prices.

(i) Currency risk

The Group's foreign currency positions arise from foreign exchange dealing, commercial banking operations and structural foreign currency exposures. All foreign currency positions are managed within limits approved by the Board.

The Group uses Value-at-risk (VaR) to quantify the market risk exposure of the trading activities. VaR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and at a given level of confidence.

Structural foreign currency positions, which arise mainly from foreign currency investments in the Group's branches, subsidiaries and associated companies, are excluded from VaR measurements as related gains or losses are taken to reserves. Such foreign currency positions are managed with the principal objective of ensuring that the Group's reserves are protected from exchange rate fluctuations. The Group seeks to match closely its foreign currency denominated assets with corresponding liabilities in the same currencies.

(b) 市場風險管理

市場風險源自所有對市場風險敏感的財務工具，包括債務證券、外匯合約、股份和衍生工具，以及資產負債表或結構性持倉。市場風險管理旨在避免本集團在收益和股份上承受過大的損失，亦同時減少本集團因財務工具內在的波動性而承受的風險。

董事會檢討和審批市場風險的管理政策，並已授權資產負債管理委員會負責持續進行一般的市場風險管理。資產負債管理委員會經風險管理委員會向董事會匯報。

資產負債管理委員會負責處理本集團一切與市場風險和流動資金風險相關的事項，亦負責根據利率走勢檢討結果而釐定未來業務策略。

進行衍生工具交易及向客戶出售衍生工具以用作風險管理產品為本集團其中一項重要業務。此等工具亦用以管理本集團所承受的市場風險，作為本集團資產負債管理的部分程序。本集團所採用的衍生工具主要為利率、匯率和股份相關合約，即為場外或場外交易的衍生工具。本集團大部分的衍生工具持倉均為切合客戶需求，以及為此等和其他交易項目而進行對沖。

本集團釐定不同的持倉和敏感度限額結構，亦就個別交易組合和本集團的綜合持倉情況進行敏感度分析和情況分析，從而評估本集團收益因市場價值大幅波動而受到的潛在影響。

(i) 貨幣風險

本集團的外匯風險源自外匯買賣、商業銀行業務和結構性外匯風險。所有外幣持倉均維持在董事會所訂定的限額內。

本集團運用風險數額量化交易活動的市場風險。風險數額是統計學上的估計，用以量度某一時段內於某一置信水平，持倉情況維持不變但因市場息率和價格的波動而引致的潛在虧損。

本集團於分行、附屬公司和聯營公司的外匯投資，其有關的溢利及虧損因為已撥入儲備，所以未計算在風險數額內。管理此等外幣投資的主要目的，是保障本集團的儲備免受匯率波動的影響。本集團盡力將以外幣計值的資產與以同一貨幣計值的負債，保持在相若水平。

39. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

The following table indicates the concentration of currency risk at the balance sheet date:

下表顯示於結算日貨幣風險集中的情況：

The Group 集團

		2006 USD 美元 HK$'000 港幣千元	2006 Other Foreign currencies 其他外幣 HK$'000 港幣千元	2006 Total 總額 HK$'000 港幣千元	2005 USD 美元 HK$'000 港幣千元	2005 Other Foreign currencies 其他外幣 HK$'000 港幣千元	2005 Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	**1,637,240**	**5,312,077**	**6,949,317**	1,393,234	2,542,041	3,935,275
Placements with banks and others financial institutions	在銀行及其他金融機構的存款	**25,836,121**	**16,830,116**	**42,666,237**	15,597,931	15,560,624	31,158,555
Trade bills	貿易票據	**569,059**	**29,835**	**598,894**	544,671	38,489	583,160
Trading assets	交易用途資產	**549,298**	**23,243**	**572,541**	655,968	52,329	708,297
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	**6,478,579**	**363,766**	**6,842,345**	7,213,078	482,023	7,695,101
Advances to customers and other accounts	貸款及其他賬項	**30,939,797**	**39,449,526**	**70,389,323**	27,842,618	20,911,673	48,754,291
Available-for-sale financial assets	可供出售金融資產	**2,093,595**	**1,824,624**	**3,918,219**	2,261,946	1,299,916	3,561,862
Held-to-maturity investments	持至到期投資	**8,032,353**	**786,697**	**8,819,050**	10,539,293	854,589	11,393,882
Investment in associates	聯營公司投資	**299,061**	**99,761**	**398,822**	230,086	–	230,086
Fixed assets	固定資產	**145,519**	**185,432**	**330,951**	140,208	137,507	277,715
Goodwill and intangible assets	商譽及無形資產	**205,443**	**301,405**	**506,848**	130,007	254,479	384,486
Deferred tax assets	遞延稅項資產	**14,747**	**23,277**	**38,024**	13,130	24,196	37,326
Spot assets	現貨資產	**76,800,812**	**65,229,759**	**142,030,571**	66,562,170	42,157,866	108,720,036
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	**(2,516,000)**	**(27,026,486)**	**(29,542,486)**	(1,457,589)	(11,882,661)	(13,340,250)
Deposits from customers	客戶存款	**(58,328,752)**	**(35,645,267)**	**(93,974,019)**	(50,232,124)	(31,269,238)	(81,501,362)
Trading liabilities	交易用途負債	**(341,909)**	**(24,305)**	**(366,214)**	(369,905)	(50,241)	(420,146)
Certificates of deposit issued	已發行存款證	**(1,246,096)**	**(751,747)**	**(1,997,843)**	(940,558)	(1,200,077)	(2,140,635)
Current taxation	本期稅項	**(22,275)**	**(85,562)**	**(107,837)**	(8,852)	(47,892)	(56,744)
Deferred tax liabilities	遞延稅項負債	**–**	**(65)**	**(65)**	–	(583)	(583)
Other accounts and provisions	其他賬項及準備	**(2,067,863)**	**164,225**	**(1,903,638)**	(773,183)	(657,973)	(1,431,156)
Loan capital	借貸資本	**(8,154,315)**	**–**	**(8,154,315)**	(8,548,780)	–	(8,548,780)
Spot liabilities	現貨負債	**(72,677,210)**	**(63,369,207)**	**(136,046,417)**	(62,330,991)	(45,108,665)	(107,439,656)
Forward purchases	遠期買入	**20,344,824**	**5,781,102**	**26,125,926**	35,405,365	9,675,954	45,081,319
Forward sales	遠期賣出	**(23,720,263)**	**(5,455,516)**	**(29,175,779)**	(37,794,571)	(5,105,132)	(42,899,703)
Net option position	期權倉淨額	**(8,787)**	**33,038**	**24,251**	(167,403)	39,989	(127,414)
Net long non-structural position	非結構性長盤淨額	**739,376**	**2,219,176**	**2,958,552**	1,674,570	1,660,012	3,334,582
Net structural position	結構性持倉淨額	**1,779,312**	**2,003,470**	**3,782,782**	1,603,598	1,932,795	3,536,393

The Bank 銀行

		2006 USD 美元 HK$'000 港幣千元	2006 Other Foreign currencies 其他外幣 HK$'000 港幣千元	2006 Total 總額 HK$'000 港幣千元	2005 USD 美元 HK$'000 港幣千元	2005 Other Foreign currencies 其他外幣 HK$'000 港幣千元	2005 Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	**1,498,074**	**5,229,089**	**6,727,163**	1,316,186	2,520,905	3,837,091
Placements with banks and others financial institutions	在銀行及其他金融機構的存款	**25,087,102**	**16,821,311**	**41,908,413**	15,314,757	15,549,156	30,863,913
Trade bills	貿易票據	**569,059**	**29,835**	**598,894**	544,671	38,489	583,160
Trading assets	交易用途資產	**539,942**	**23,242**	**563,184**	654,192	52,329	706,521
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	**6,449,475**	**363,766**	**6,813,241**	7,183,639	481,963	7,665,602
Advances to customers and other accounts	貸款及其他賬項	**25,440,563**	**36,890,428**	**62,330,991**	22,459,630	18,514,570	40,974,200
Available-for-sale financial assets	可供出售金融資產	**1,556,585**	**1,820,864**	**3,377,449**	1,826,865	1,294,973	3,121,838
Amounts due from subsidiaries	附屬公司欠款	**399,687**	**445,083**	**844,770**	705,017	323,954	1,028,971
Held-to-maturity investments	持至到期投資	**7,179,749**	**665,506**	**7,845,255**	9,742,240	693,176	10,435,416
Investment in subsidiaries and associates	附屬公司和聯營公司的投資	**1,377,658**	**208,666**	**1,586,324**	1,206,184	208,666	1,414,850
Fixed assets	固定資產	**7,329**	**74,130**	**81,459**	8,519	49,186	57,705
Goodwill and intangible assets	商譽及無形資產	**-**	**-**	**-**	-	-	-
Deferred tax assets	遞延税項資產	**3,713**	**19,192**	**22,905**	9,392	20,841	30,233
Spot assets	現貨資產	**70,108,936**	**62,591,112**	**132,700,048**	60,971,292	39,748,208	100,719,500
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	**(2,388,519)**	**(26,936,406)**	**(29,324,925)**	(1,417,651)	(11,742,321)	(13,159,972)
Deposits from customers	客戶存款	**(50,927,325)**	**(33,658,685)**	**(84,586,010)**	(34,193,746)	(26,898,227)	(61,091,973)
Trading liabilities	交易用途負債	**(333,703)**	**(24,305)**	**(358,008)**	(367,975)	(50,241)	(418,216)
Certificates of deposit issued	已發行存款證	**(1,246,096)**	**(751,747)**	**(1,997,843)**	(940,558)	(1,200,077)	(2,140,635)
Amount due to subsidiaries	欠附屬公司款項	**(924,774)**	**(227,190)**	**(1,151,964)**	(8,030,973)	(1,417,586)	(9,448,559)
Current taxation	本期税項	**(12,667)**	**(86,924)**	**(99,591)**	(4,579)	(44,700)	(49,279)
Deferred tax liabilities	遞延税項負債	**-**	**-**	**-**	-	-	-
Other accounts and provisions	其他賬項及準備	**(1,886,061)**	**249,046**	**(1,637,015)**	(550,522)	(607,396)	(1,157,918)
Loan capital	借貸資本	**(8,154,315)**	**-**	**(8,154,315)**	(4,274,859)	-	(4,274,859)
Spot liabilities	現貨負債	**(65,873,460)**	**(61,436,211)**	**(127,309,671)**	(49,780,863)	(41,960,548)	(91,741,411)
Forward purchases	遠期買入	**20,219,638**	**5,769,959**	**25,989,597**	35,169,837	9,651,861	44,821,698
Forward sales	遠期賣出	**(23,709,253)**	**(5,330,330)**	**(29,039,583)**	(37,771,315)	(4,869,603)	(42,640,918)
Net option position	期權倉淨額	**(8,787)**	**33,038**	**24,251**	(167,403)	39,989	(127,414)
Net long non-structural position	非結構性長盤淨額	**737,074**	**1,627,568**	**2,364,642**	8,421,548	2,609,907	11,031,455
Net structural position	結構性持倉淨額	**1,779,312**	**2,003,470**	**3,782,782**	1,603,598	1,932,795	3,536,393

39. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

The net option position is calculated using the model user approach, which has been approved by the HKMA. The net structural position includes the Bank's overseas branches, banking subsidiaries and other subsidiaries substantially involved in foreign exchange trading and include structural assets or liabilities as follows:

- investments in property and equipment, net of depreciation charges;
- capital and statutory reserves of overseas branches;
- investments in overseas subsidiaries and related companies; and
- loan capital

期權倉淨額按照本用家方式計算，並經香港金融管理局批准。結構性持倉淨額包括銀行的海外分行、銀行附屬公司及其他重大地參與外匯買賣之附屬公司及包括下列的結構性資產或負債：

- 已減除折舊支出的物業及設備投資；
- 海外分行的資本及法定儲備；
- 海外附屬公司及有關公司的投資；及
- 借貸資本

(ii) Interest rate risk

The Group's interest rate positions arise from treasury and commercial banking activities. Interest rate risk arises in both trading portfolios and non-trading portfolios. Interest rate risk primarily results from the timing differences in the repricing of interest-bearing assets, liabilities and commitments. It also relates to positions from non-interest bearing liabilities including shareholders' funds and current accounts, as well as from certain fixed rate loans and liabilities. Interest rate risk is daily managed by the Treasury Department within the limit approved by the Board of Directors. The instruments used to manage interest rate risk include interest rate swaps and other derivatives.

The following table summarises the range of effective average interest rates for the year ended 31st December for monetary financial instruments:

(ii) 利率風險

本集團的利率持倉源自財資及商業銀行業務活動。利率風險則源自交易組合和非交易組合。利率風險主要是由帶息資產、負債及承擔在再定息的時差所致，亦與無息負債持倉有關，其中包括股東資金和往來賬戶及若干定息貸款和負債。利率風險由資金部管理，並維持在經董事會批核的限額內。管理利率風險的工具包括利率掉期和其他衍生工具。

下表概述於截至12月31日止年度按貨幣金融工具之有效利率範圍：

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		% 百分率	% 百分率	**% 百分率**	% 百分率
Assets	**資產**				
Cash and short-term funds and placements with banks and other financial institutions	現金及在銀行和其金融機構的結存，及在銀行及其他金融機構的存款	**0-8.50**	0-6.99	**0-8.50**	0-6.99
Trade bills, advances to customers and advances to banks and other financial institutions	貿易票據，客戶貸款及銀行及其他金融機構的貸款	**1.02-45.00**	1.01-17.89	**1.02-18.59**	1.01-17.89
Securities (Note)	證券(附註)	**1.00-7.55**	1.80-8.14	**1.00-7.55**	1.80-8.14
Liabilities	**負債**				
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	**0-7.24**	0.02-6.49	**0-7.24**	0.02-6.49
Deposits from customers	客戶存款	**0-15.00**	0-10.19	**0-15.00**	0-10.19
Certificates of deposit issued and loan capital	已發行存款證及借貸資本	**1.43-6.31**	2.69-7.59	**1.43-6.31**	2.69-7.59

Note: Securities include certificates of deposit held, trading assets, financial assets designated at fair value through profit or loss, securities measured as loans and receivables, available-for-sale financial assets and held-to-maturity investments.

附註：證券包括持有存款證、交易資產、指定為通過損益以反映公平價值的金融資產、以貸款及應收賬款計量的證券、可供出售金融資產及持至到期投資。

The following table indicates the expected next repricing dates (or maturity dates whichever are earlier) for the interest bearing assets and liabilities at the balance sheet date.

下表顯示於結算日帶息資產及負債的預計下次利率重訂日（或到期日取其較短者）。

The Group 集團

		2006					
		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	6,848,009	-	-	-	1,469,737	8,317,746
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	64,315,952	2,548,093	-	-	-	66,864,045
Trade bills	貿易票據	519,097	38,795	-	-	62,571	620,463
Trading assets	交易用途資產	507,272	132,754	2,267	28,945	2,266,296	2,937,534
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	324,615	721,641	7,458,909	115,786	22,528	8,643,479
Advances to customers	客戶貸款	112,017,825	26,276,107	19,601,784	5,158,092	2,426,406	165,480,214
Other accounts	其他賬項	1,822,209	1,091,033	126,218	-	6,576,992	9,616,452
Available-for-sale financial assets	可供出售金融資產	4,397,360	1,521,793	1,911,622	638,242	3,533,180	12,002,197
Held-to-maturity investments	持至到期投資	1,137,134	931,836	6,920,478	1,259,667	244	10,249,359
Non-interest bearing assets	非帶息資產	-	-	-	-	9,470,828	9,470,828
Total Assets	資產總額	191,889,473	33,262,052	36,021,278	7,200,732	25,828,782	294,202,317
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	15,074,659	14,328,509	1,503,779	946,399	105,836	31,959,182
Deposits from customers	客戶存款	185,194,140	12,341,018	4,167,681	386,586	7,434,795	209,524,220
Trading liabilities	交易用途負債	207,472	1,756	33,842	99	699,426	942,595
Certificates of deposit issued	已發行存款證	3,033,404	357,975	3,607,028	-	-	6,998,407
Loan capital	借貸資本	-	3,865,491	-	4,288,824	-	8,154,315
Non-interest bearing liabilities	非帶息負債	-	-	-	-	8,978,869	8,978,869
Total liabilities	負債總額	203,509,675	30,894,749	9,312,330	5,621,908	17,218,926	266,557,588
Interest rate sensitivity gap	利率敏感度差距	(11,620,202)	2,367,303	26,708,948	1,578,824		

39. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

(b) Market risk management (continued)

(ii) Interest rate risk (continued)

The Group

(b) 市場風險管理（續）

(ii) 利率風險（續）

集團

		2005					
		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	3,535,135	–	–	–	990,452	4,525,587
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	45,157,647	178,306	–	–	11,302	45,347,255
Trade bills	貿易票據	506,124	46,551	–	–	59,912	612,587
Trading assets	交易用途資產	1,532,252	128,082	–	–	1,585,245	3,245,579
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	5,483,318	2,077,374	2,307,561	276,618	12,836	10,157,707
Advances to customers	客戶貸款	98,476,617	16,248,467	16,403,574	5,171,849	1,668,670	137,969,177
Other accounts	其他賬項	1,512,723	1,199,401	81,418	–	4,074,070	6,867,612
Available-for-sale financial assets	可供出售金融資產	4,327,227	699,762	1,298,663	850,069	1,223,400	8,399,121
Held-to-maturity investments	持至到期投資	1,655,381	3,341,529	6,444,223	1,483,086	92,740	13,016,959
Non-interest bearing assets	非帶息資產	–	–	–	–	8,657,898	8,657,898
Total Assets	資產總額	162,186,424	23,919,472	26,535,439	7,781,622	18,376,525	238,799,482
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	8,147,166	5,601,056	28,306	–	8,891	13,785,419
Deposits from customers	客戶存款	156,004,202	8,220,726	3,720,830	827,409	7,121,758	175,894,925
Trading liabilities	交易用途負債	1,195,342	397	33,846	296	707,118	1,936,999
Certificates of deposit issued	已發行存款證	1,497,709	1,999,760	2,933,922	–	–	6,431,391
Loan capital	借貸資本	4,265,305	–	–	4,274,859	8,616	8,548,780
Non-interest bearing liabilities	非帶息負債	–	–	–	–	7,797,440	7,797,440
Total liabilities	負債總額	171,109,724	15,821,939	6,716,904	5,102,564	15,643,823	214,394,954
Interest rate sensitivity gap	利率敏感度差距	(8,923,300)	8,097,533	19,818,535	2,679,058		

The Bank 銀行

		2006					
		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	6,757,117	-	-	-	1,314,996	8,072,113
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	63,688,406	2,417,815	-	-	-	66,106,221
Trade bills	貿易票據	519,097	38,795	-	-	62,571	620,463
Trading assets	交易用途資產	497,914	132,754	2,267	28,945	2,238,003	2,899,883
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	320,767	721,641	7,433,653	115,786	22,528	8,614,375
Advances to customers	客戶貸款	109,151,089	25,600,695	17,674,698	4,775,372	2,369,792	159,571,646
Other accounts	其他賬項	1,768,900	1,090,567	126,218	-	5,137,416	8,123,101
Available-for-sale financial assets	可供出售金融資產	4,351,760	1,286,826	1,774,579	419,307	2,269,063	10,101,535
Held-to-maturity investments	持至到期投資	995,342	532,770	6,061,364	745,156	244	8,334,876
Non-interest bearing assets	非帶息資產	-	-	-	-	11,925,400	11,925,400
Total Assets	資產總額	188,050,392	31,821,863	33,072,779	6,084,566	25,340,013	284,369,613
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	14,857,098	14,328,509	1,503,779	946,399	105,836	31,741,621
Deposits from customers	客戶存款	180,823,605	10,109,318	3,964,247	386,586	7,179,458	202,463,214
Trading liabilities	交易用途負債	199,799	1,334	33,842	99	699,301	934,375
Certificates of deposit issued	已發行之存款證	3,033,404	357,975	3,607,028	2,200,000	-	9,198,407
Loan capital	借貸資本	-	3,865,491	-	4,288,824	-	8,154,315
Non-interest bearing liabilities	非帶息負債	-	-	-	-	7,012,433	7,012,433
Total liabilities	負債總額	198,913,906	28,662,627	9,108,896	7,821,908	14,997,028	259,504,365
Interest rate sensitivity gap	利率敏感度差距	(10,863,514)	3,159,236	23,963,883	(1,737,342)		

39. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

The Bank 銀行

		2005					
		3 months or less 3個月或以下 HK$'000 港幣千元	Over 3 months to 1 year 3個月以上至1年 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Non-interest bearing 非帶息 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產						
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	3,516,377	-	-	-	860,038	4,376,415
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	44,874,308	178,306	-	-	-	45,052,614
Trade bills	貿易票據	506,124	46,551	-	-	59,912	612,587
Trading assets	交易用途資產	1,532,252	128,082	-	-	1,567,272	3,227,606
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	5,479,544	2,077,374	2,307,561	250,954	2,500	10,117,933
Advances to customers	客戶貸款	97,184,002	15,396,675	15,230,557	3,224,637	1,604,776	132,640,647
Other accounts	其他賬項	1,508,845	1,198,780	81,418	-	3,851,375	6,640,418
Available-for-sale financial assets	可供出售金融資產	4,263,585	556,593	1,127,172	728,008	1,028,644	7,704,002
Held-to-maturity investments	持至到期投資	1,552,913	2,958,127	5,819,630	884,387	79,512	11,294,569
Non-interest bearing assets	非帶息資產	-	-	-	-	10,581,772	10,581,772
Total Assets	資產總額	160,417,950	22,540,488	24,566,338	5,087,986	19,635,801	232,248,563
Liabilities	負債						
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	8,006,827	5,589,423	-	-	8,891	13,605,141
Deposits from customers	客戶存款	148,521,827	6,185,342	3,516,083	827,409	6,840,127	165,890,788
Trading liabilities	交易用途負債	1,195,342	397	33,846	296	705,188	1,935,069
Certificates of deposit issued	已發行之存款證	1,497,709	1,999,760	2,933,922	2,200,000	-	8,631,391
Loan capital	借貸資本	-	-	-	4,274,859	-	4,274,859
Non-interest bearing liabilities	非帶息負債	-	-	-	-	15,463,302	15,463,302
Total liabilities	負債總額	159,221,705	13,774,922	6,483,851	7,302,564	23,017,508	209,800,550
Interest rate sensitivity gap	利率敏感度差距	1,196,245	8,765,566	18,082,487	(2,214,578)		

(c) Liquidity risk management

The purpose of liquidity management is to ensure sufficient cash flows to meet all financial commitment and to capitalize on opportunities for business expansion. This includes the Group's ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, to comply with the statutory liquidity ratio, and to make new loans and investments as opportunities arise.

Liquidity is managed on a daily basis by the Treasury Department under the direction of the Asset and Liability Management Committee. The Treasury Department is responsible for ensuring that the Group has adequate liquidity for all operations, and monitoring local and international markets for the adequacy of funding and liquidity.

The Group manages liquidity risk by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits. Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflows in the ordinary course of business. The Group regularly stress tests its liquidity position.

(c) 流動資金風險管理

流動資金風險管理是為了確保本集團維持充足的現金以配合所有財務承擔，並掌握業務擴展的機會。當中包括確保本集團能夠在即時或合約期滿時滿足客戶的提款要求；本集團在借款期滿時能夠還款；本集團符合法定的流動資金比率，以及掌握貸款和投資的機會。

資金部在資產負債管理委員會的督導下，持續監管本集團的流動資金狀況。資金部負責確保本集團為所有業務維持充足的流動資金，及監察本地和國際市場的融資和流動資金狀況。

本集團透過維持充足的流動資產，例如適當的現金和短期資金和證券數量，管理流動資金風險，以確保能在經審慎訂定的限額內符合短期融資要求。本集團維持充足的備用信貸，能提供策略性的流動資金，以應付日常業務過程中未能預計的大量資金需求。本集團定期為流動資金狀況進行壓力測試。

39. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(c) Liquidity risk management (continued)

Analysis of assets and liabilities by remaining maturity:

(c) 流動資金風險管理(續)

資產及負債的剩餘期限分析：

The Group 集團

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
					2006			
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	8,317,746	-	-	-	-	-	8,317,746
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	-	64,315,952	1,717,526	830,567	-	-	66,864,045
Trade bills	貿易票據	31,258	439,366	104,631	-	-	45,208	620,463
Trading assets	交易用途資產	387	516,124	134,770	13,043	31,485	2,241,725	2,937,534
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	-	197,519	375,619	7,928,462	141,043	836	8,643,479
Advances to customers and other accounts	客戶貸款及其他賬項	4,099,733	30,736,093	23,224,513	54,944,952	52,686,001	9,405,374	175,096,666
Available-for-sale financial assets	可供出售金融資產	-	4,371,077	1,370,320	2,096,336	608,292	3,556,172	12,002,197
Held-to-maturity investments	持至到期投資	-	848,234	842,936	7,268,993	1,260,134	29,062	10,249,359
Undated assets	無註明日期資產	-	-	-	-	-	9,470,828	9,470,828
Total assets	資產總額	12,449,124	101,424,365	27,770,315	73,082,353	54,726,955	24,749,205	294,202,317
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	4,512,307	11,312,398	14,202,290	821,476	1,039,047	71,664	31,959,182
Deposits from customers	客戶存款	59,423,997	134,799,884	10,812,037	4,463,928	-	24,374	209,524,220
– Demand deposits and current accounts	一活期存款及往來賬戶	15,130,231	-	-	-	-	-	15,130,231
– Savings deposit	一儲蓄存款	43,644,321	-	-	-	-	-	43,644,321
– Time, call and notice deposits	一定期及通知存款	649,445	134,799,884	10,812,037	4,463,928	-	24,374	150,749,668
Trading liabilities	交易用途負債	386	216,675	9,033	63,430	3,004	650,067	942,595
Certificates of deposit issued	已發行存款證	-	3,033,404	964,439	3,000,564	-	-	6,998,407
Current taxation	本期稅項	-	-	334,097	-	-	-	334,097
Loan capital	借貸資本	-	-	-	3,865,491	4,288,824	-	8,154,315
Undated liabilities	無註明日期負債	-	-	-	-	-	8,644,772	8,644,772
Total liabilities	負債總額	63,936,690	149,362,361	26,321,896	12,214,889	5,330,875	9,390,877	266,557,588
Net liability gap	淨負債差距	(51,487,566)	(47,937,996)	1,448,419	60,867,464	49,396,080		

The Group **集團**

2005

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	4,525,587	-	-	-	-	-	4,525,587
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	-	43,654,951	1,692,304	-	-	-	45,347,255
Trade bills	貿易票據	6,766	552,530	53,291	-	-	-	612,587
Trading assets	交易用途資產	-	1,494,650	-	128,082	37,602	1,585,245	3,245,579
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	-	316,897	1,790,375	7,723,154	316,945	10,336	10,157,707
Advances to customers and other accounts	客戶貸款及其他賬項	4,410,325	20,171,366	18,902,982	47,009,838	48,038,008	6,304,270	144,836,789
Available-for-sale financial assets	可供出售金融資產	-	3,349,857	922,242	2,035,688	838,085	1,253,249	8,399,121
Held-to-maturity investments	持至到期投資	-	1,367,038	3,303,891	6,827,973	1,488,166	29,891	13,016,959
Undated assets	無註明日期資產	-	-	-	-	-	8,657,898	8,657,898
Total assets	資產總額	8,942,678	70,907,289	26,665,085	63,724,735	50,718,806	17,840,889	238,799,482
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	1,368,095	6,787,961	5,258,857	274,411	96,095	-	13,785,419
Deposits from customers	客戶存款	47,711,252	115,613,139	8,065,248	4,505,286	-	-	175,894,925
– Demand deposits and current accounts	－活期存款及往來賬戶	10,864,801	-	-	-	-	-	10,864,801
– Savings deposit	－儲蓄存款	35,497,574	-	-	-	-	-	35,497,574
– Time, call and notice deposits	－定期及通知存款	1,348,877	115,613,139	8,065,248	4,505,286	-	-	129,532,550
Trading liabilities	交易用途負債	1,229,881	-	-	-	-	707,118	1,936,999
Certificates of deposit issued	已發行存款證	-	1,497,709	1,999,760	2,933,922	-	-	6,431,391
Current taxation	本期税項	-	-	261,695	-	-	-	261,695
Loan capital	借貸資本	-	-	-	-	8,548,780	-	8,548,780
Undated liabilities	無註明日期負債	-	-	-	-	-	7,535,745	7,535,745
Total liabilities	負債總額	50,309,228	123,898,809	15,585,560	7,713,619	8,644,875	8,242,863	214,394,954
Net liability gap	淨負債差距	(41,366,550)	(52,991,520)	11,079,525	56,011,116	42,073,931		

39. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理(續)

(c) Liquidity risk management (continued) (c) 流動資金風險管理(續)

The Bank 銀行

2006

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	8,072,113	-	-	-	-	-	8,072,113
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	-	63,688,406	1,587,248	830,567	-	-	66,106,221
Trade bills	貿易票據	31,258	439,366	104,631	-	-	45,208	620,463
Trading assets	交易用途資產	387	515,976	134,770	6,188	29,130	2,213,432	2,899,883
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	-	193,671	375,619	7,928,462	115,787	836	8,614,375
Advances to customers and other accounts	客戶貸款及其他賬項	3,477,395	29,832,312	22,958,197	54,024,867	49,586,381	7,815,595	167,694,747
Available-for-sale financial assets	可供出售金融資產	-	4,351,760	1,134,652	1,937,533	419,307	2,258,283	10,101,535
Held-to-maturity investments	持至到期投資	-	714,541	436,236	6,409,880	745,156	29,063	8,334,876
Undated assets	無註明日期資產	-	-	-	-	-	11,925,400	11,925,400
Total assets	資產總額	11,581,153	99,736,032	26,731,353	71,137,497	50,895,761	24,287,817	284,369,613
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	4,512,307	11,203,262	14,176,739	738,602	1,039,047	71,664	31,741,621
Deposits from customers	客戶存款	57,386,698	132,211,103	8,580,336	4,260,703	-	24,374	202,463,214
– Demand deposits and current accounts	一活期存款及往來賬戶	13,485,262	-	-	-	-	-	13,485,262
– Savings deposit	一儲蓄存款	43,251,991	-	-	-	-	-	43,251,991
– Time, call and notice deposits	一定期及通知存款	649,445	132,211,103	8,580,336	4,260,703	-	24,374	145,725,961
Trading liabilities	交易用途負債	386	216,501	9,033	58,112	276	650,067	934,375
Certificates of deposit issued	已發行存款證	-	3,033,404	964,439	5,200,564	-	-	9,198,407
Current taxation	本期稅項	-	-	295,823	-	-	-	295,823
Loan capital	借貸資本	-	-	-	3,865,491	4,288,824	-	8,154,315
Undated liabilities	無註明日期負債	-	-	-	-	-	6,716,610	6,716,610
Total liabilities	負債總額	61,899,391	146,664,270	24,026,370	14,123,472	5,328,147	7,462,715	259,504,365
Net liability gap	淨負債差距	(50,318,238)	(46,928,238)	2,704,983	57,014,025	45,567,614		

The Bank 銀行

		Repayable on demand 即時還款 HK$'000 港幣千元	3 months or less 3個月或以下 HK$'000 港幣千元	1 year or less but over 3 months 3個月以上至1年 HK$'000 港幣千元	5 years or less but over 1 year 1年以上至5年 HK$'000 港幣千元	over 5 years 5年以上 HK$'000 港幣千元	Undated or overdue 無註明日期或逾期 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
					2005			
Assets	資產							
Cash and balances with banks and other financial institutions	現金及在銀行和其他金融機構的結存	4,376,415	-	-	-	-	-	4,376,415
Placements with banks and other financial institutions	在銀行及其他金融機構的存款	-	43,360,310	1,692,304	-	-	-	45,052,614
Trade bills	貿易票據	6,766	552,530	53,291	-	-	-	612,587
Trading assets	交易用途資產	-	1,494,650	-	128,082	37,602	1,567,272	3,227,606
Financial assets designated at fair value through profit or loss	指定為通過損益以反映公平價值的金融工具	-	316,897	1,790,376	7,719,380	291,280	-	10,117,933
Advances to customers and other accounts	客戶貸款及其他賬項	3,840,650	19,790,332	17,815,579	44,535,160	47,308,434	5,990,910	139,281,065
Available-for-sale financial assets	可供出售金融資產	-	3,323,604	788,390	1,840,590	728,008	1,023,410	7,704,002
Held-to-maturity investments	持至到期投資	-	1,256,851	2,921,263	6,206,930	901,806	7,719	11,294,569
Undated assets	無註明日期資產	-	-	-	-	-	10,581,772	10,581,772
Total assets	資產總額	8,223,831	70,095,174	25,061,203	60,430,142	49,267,130	19,171,083	232,248,563
Liabilities	負債							
Deposits and balances of banks and other financial institutions	銀行及其他金融機構的存款及結餘	1,368,095	6,647,622	5,258,857	234,472	96,095	-	13,605,141
Deposits from customers	客戶存款	45,796,982	109,472,691	6,277,232	4,343,883	-	-	165,890,788
– Demand deposits and current accounts	–活期存款及往來賬戶	10,339,818	-	-	-	-	-	10,339,818
– Savings deposit	–儲蓄存款	34,491,458	-	-	-	-	-	34,491,458
– Time, call and notice deposits	–定期及通知存款	965,706	109,472,691	6,277,232	4,343,883	-	-	121,059,512
Trading liabilities	交易用途負債	1,229,881	-	-	-	-	705,188	1,935,069
Certificates of deposit issued	已發行存款證	-	1,497,709	1,999,760	2,933,922	2,200,000	-	8,631,391
Current taxation	本期稅項	-	-	248,583	-	-	-	248,583
Loan capital	借貸資本	-	-	-	-	4,274,859	-	4,274,859
Undated liabilities	無註明日期負債	-	-	-	-	-	15,214,719	15,214,719
Total liabilities	負債總額	48,394,958	117,618,022	13,784,432	7,512,277	6,570,954	15,919,907	209,800,550
Net liability gap	淨負債差距	(40,171,127)	(47,522,848)	11,276,771	52,917,865	42,696,176		

As the trading portfolios may be sold before maturity or deposits from customers may mature without being withdrawn, the contractual maturity dates do not represent expected dates of future cash flows.

由於交易組合可能於到期前出售或客戶存款可能在到期前被提取，合約到期日並非代表未來現金流的估計日期。

39. FINANCIAL RISK MANAGEMENT (continued) 財務風險管理（續）

(d) Strategic risk management

The objective of strategic risk management is to monitor the risk to earnings or capital arising from bad business decisions or from an improper implementation of good business decisions.

The Board of Directors reviews and approves policy for the management of the strategic risk. The Board has delegated the responsibility for ongoing strategic risk management to the Asset and Liability Management Committee. The Asset and Liability Management Committee reports to the Board of Directors via the Risk Management Committee.

(d) 策略性風險管理

策略性風險管理的目的是監控因不良商業決定或不當地實施良好商業決定而引致盈利或資本方面的風險。

董事會檢討和審批策略性風險管理政策，及已授權資產負債管理委員會負責持續管理策略性風險。資產負債管理委員會經風險管理委員會向董事會匯報。

(e) Operational risk, legal risk and reputation risk management

Operational risk is the risk arising from the potential loss due to inadequate or failed internal processes, people and systems or from external events.

Legal risk is the risk arising from the potential that unenforceable contracts, lawsuits or adverse judgements may disrupt or otherwise negatively affect the operations or financial condition of the Bank Group.

Reputation risk is the risk arising from the potential that negative publicity regarding the Bank Group's business practices, whether true or not, will cause a decline in the customer base or lead to costly litigation or revenue reductions.

The objective of managing the aforesaid risks is to identify, assess and monitor these risks and, in particular, to comply with the relevant regulatory requirements.

The Board of Directors reviews and approves policies for these risks, and it has delegated the responsibility for ongoing risk management to the Operational and Other Risks Management Committee. The Operational and Other Risks Management Committee reports to the Board of Directors via the Risk Management Committee.

(e) 營運風險、法律風險和信譽風險管理

營運風險，泛指一般因內部運作流程、人事、或系統之不足或失效，或外在因素等而可能引發的損失。

法律風險，是指本集團於合約未能如期執行、一般訴訟、或不利審判的情形下，可能面對的日常運作或財務狀況之問題。

聲譽風險，通常源自公眾對本集團於營商手法的報導，不管真實與否，有可能負面地影響本集團之客源，或構成高昂之訴訟費用或財務損失。

有關風險管理之目的，在於識別、評估和監控各項風險，及確實執行有關監管條例之要求。

董事會為此等風險檢討和審批有關政策，已授權營運及其他風險管理委員會負責持續管理此等風險。營運及其他風險管理委員會經風險管理委員會向董事會匯報。

40. FAIR VALUES OF FINANCIAL INSTRUMENTS 金融工具的公平價值

(a) Estimation of fair values

Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, the most suitable measure for fair value is the quoted market price. In the absence of organised secondary markets for most financial instruments, and in particular for loans, deposits and unlisted derivatives, direct market prices are not available. The fair value of such instruments was therefore calculated on the basis of well-established valuation techniques using current market parameters. In particular, the fair value is a theoretical value applicable at a given reporting date, and hence can only be used as an indicator of value realisable in a future sale.

(a) 公平價值估計

公平價值估計是根據金融工具的特性和相關市場資料於某一特定時間作出，因此一般是主觀的。若有市場報價，市場報價是計量公平價值最適合的方法，但由於大多數金融工具，尤其是貸款、存款及非上市衍生工具，均欠缺一個有組織的二手市場，因此並無直接市場報價。此等工具的公平價值會根據一些使用現時市場參數的既定估值模式計算。要特別指出的是，公平價值是指適用於某一特定報告日期的理論價值，所以只可作為日後將金融工具出售時，金融工具可變現價值的指標。

The Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate the models. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experiences and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instruments.

本集團會將使用模式推算所得的估值與相若金融工具的報價比較，及在變現後將估值與實際價值比較，以進一步驗證此等模式和作出調整。此等模式涉及不穩定因素，並會受到本集團所用假定和本集團對各類金融工具的風險特性、貼現率、估計將來現金流、預期將來損失和其他因素所作判斷的重大影響。如本集團更改有關假定，便可能對此等估計和估計所得的公平價值產生顯著影響。本集團不一定能夠與獨立市場內的相若價值比較，以證明推算所得的公平價值估計正確。在很多時候，本集團均不能將金融工具即時出售以實現此等公平價值。

The following methods and significant assumptions have been applied in determining the fair values of financial instruments:

(i) the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;

(ii) the fair value of variable rate financial instruments is assumed to approximate their carrying amounts and, in the case of loans and unquoted debt securities, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the amount of the impairment allowances from both the carrying amount and fair value;

(iii) the fair value of fixed rate loans and mortgages carried at amortized cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amount of the impairment loss and allowances from both the carrying amount and fair value.

(iv) the fair value of unquoted equity investments is estimated, if possible, using applicable price/earnings ratios for similar listed companies adjusted to reflect the specific circumstances of the issuers.

(v) the fair value of unlisted open-ended investment funds are estimated using the net asset value per share as reported by the managers of such funds.

(vi) the fair value of forward exchange contracts and interest rate swaps is estimated either using broker quotes or by discounting future cash flows. Future cash flows are estimated based on management's best estimate of the amount it would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties. The discount rate used is a market rate for a similar instrument at the balance sheet date. The fair value of an option contract is determined by applying the Black-Scholes option valuation model. Inputs are based on market related data at the balance sheet date.

本集團採用下列方法和重要假定，以釐定金融工具的公平價值：

(i) 不設指定期限的活期存款和儲蓄賬戶的公平價值，乃假定為於結算日可按要求而支付的金額；

(ii) 浮息金融工具的公平價值，乃假定為與其賬面值相若。如此等工具為貸款和非上市債務證券，由於相關的信貸風險影響是在賬面值和公平價值中將減值準備金額減除後才分別予以確認，因此其公平價值不能反映其信貸素質的改變；

(iii) 以攤銷成本入賬的定息貸款和按揭貸款的公平價值，乃在此等貸款按相若貸款所獲提供的目前市場利率批出時，以市場利率比較的方式估計。由於相關的信貸風險影響是在賬面值和公平價值中將減值準備金額減除後才分別予以確認，在決定公平價值總額時，貸款組合內各項貸款的信貸素質的改變均不會予以考慮。

(iv) 非上市股票投資的公平價值是在可能情況下，將相若上市公司適用的價格／盈利比率調整，以反映發行商所處的特殊狀況。

(v) 非上市開放式投資基金的公平價值估計，是基於投資經理所匯報的每股資產淨值作出。

(vi) 遠期外匯合約和利率掉期的公平價值，是採用經紀報價或折讓將來現金流方法估計。將來現金流乃按管理層在考慮市場現況和另一方的目前信貸狀況後，就其在結算日可藉終止合約而收取或支付的最佳估計金額。本集團採用的貼現率是在結算日適用於相若工具的市場利率。期權合約的公平價值是採用柏力克－舒爾斯期權估值模式估計。本集團輸入的資料則是以結算日的相關市場資料為基礎。

40. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued) 金融工具的公平價值（續）

(b) Fair value

All financial instruments are stated at fair value or carried at amounts not materially different from their fair values as at 31st December 2006 and 2005, except for held-to-maturity investments as set out in Note 26.

(b) 公平價值

除附註26所載有關持至到期投資外，所有金融工具均是以公平價值或與其於2006年12月31日和2005年同日的公平價值相若的金額入賬。

41. OFF-BALANCE SHEET EXPOSURES 資產負債表以外的項目

(a) Contingent Liabilities and Commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

(a) 或然負債及承擔

以下為每項或然負債及承擔主要類別的合約數額摘要：

		The Group 集團		The Bank 銀行	
		2006 **HK$'000 港幣千元**	2005 HK$'000 港幣千元	**2006** **HK$'000 港幣千元**	2005 HK$'000 港幣千元
Direct credit substitutes	直接信貸代替品	**5,214,804**	4,839,458	**5,199,789**	4,813,652
Transaction-related contingencies	與交易有關的或然項目	**740,121**	805,458	**740,121**	805,458
Trade-related contingencies	與貿易有關的或然項目	**1,835,733**	1,908,453	**1,782,712**	1,836,780
Other commitments with an original maturity of:	其他承擔：				
under 1 year or which are unconditionally cancellable	原到期日少於1年或可無條件取消	**39,747,438**	32,104,801	**38,892,216**	31,498,363
1 year or over	原到期日在1年或以上	**14,686,624**	9,547,330	**14,567,457**	9,471,136
		62,224,720	49,205,500	**61,182,295**	48,425,389

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts do not represent expected future cash flows.

或然負債及承擔是與信貸有關的工具，包括用以提供信貸的承兑票據、信用證、擔保書和承付款項。合約數額是指當合約被完全提取及客戶違約時所承擔風險的數額。由於預期擔保書及承付款項的大部分數額會在未經提取前逾期，合約總額並不代表估計未來現金流量。

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following is a summary of the notional amounts of each significant type of derivative for the Group and the Bank:

(b) 衍生工具

衍生工具是指由一項或多項基本資產或指數價值釐定價值的財務合約。

以下為集團及銀行的每項衍生工具主要類別的名義數額摘要：

The Group 集團

		2006 Trading 交易 HK$'000 港幣千元	2006 Non-trading 非交易 HK$'000 港幣千元	2006 Total 總額 HK$'000 港幣千元	2005 Trading 交易 HK$'000 港幣千元	2005 Non-trading 非交易 HK$'000 港幣千元	2005 Total 總額 HK$'000 港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	**4,954,231**	**14,384**	**4,968,615**	6,100,557	47,516	6,148,073
Swaps	掉期交易	**8,101,973**	**1,847,039**	**9,949,012**	10,208,343	4,731,415	14,939,758
Options purchased	購入期權	**1,780,330**	**-**	**1,780,330**	1,919,939	-	1,919,939
Options written	沽出期權	**1,568,681**	**-**	**1,568,681**	1,846,209	-	1,846,209
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	**-**	**-**	**-**	175,000	-	175,000
Swaps	掉期交易	**388,192**	**20,750,718**	**21,138,910**	443,092	30,398,820	30,841,912
Options purchased	購入期權	**-**	**116,669**	**116,669**	-	116,326	116,326
Equity contracts	股份合約						
Options purchased	購入期權	**766,431**	**33,108**	**799,539**	171,154	-	171,154
Options written	沽出期權	**1,743,595**	**33,108**	**1,776,703**	113,816	-	113,816
		19,303,433	**22,795,026**	**42,098,459**	20,978,110	35,294,077	56,272,187

The Bank 銀行

		2006 Trading 交易 HK$'000 港幣千元	2006 Non-trading 非交易 HK$'000 港幣千元	2006 Total 總額 HK$'000 港幣千元	2005 Trading 交易 HK$'000 港幣千元	2005 Non-trading 非交易 HK$'000 港幣千元	2005 Total 總額 HK$'000 港幣千元
Exchange rate contracts	匯率合約						
Forwards and futures	遠期交易及期貨	**4,955,396**	**-**	**4,955,396**	6,103,659	-	6,103,659
Swaps	掉期交易	**8,101,974**	**1,725,095**	**9,827,069**	10,208,343	4,519,308	14,727,651
Options purchased	購入期權	**1,780,330**	**-**	**1,780,330**	1,919,939	-	1,919,939
Options written	沽出期權	**1,568,681**	**-**	**1,568,681**	1,846,208	-	1,846,208
Interest rate contracts	利率合約						
Forwards and futures	遠期交易及期貨	**-**	**-**	**-**	175,000	-	175,000
Swaps	掉期交易	**388,191**	**19,557,436**	**19,945,627**	443,092	30,049,841	30,492,933
Equity contracts	股份合約						
Options purchased	購入期權	**766,431**	**33,108**	**799,539**	171,154	-	171,154
Options written	沽出期權	**2,024,395**	**33,108**	**2,057,503**	113,816	-	113,816
		19,585,398	**21,348,747**	**40,934,145**	20,981,211	34,569,149	55,550,360

41. OFF-BALANCE SHEET EXPOSURES (continued) 資產負債表以外的項目（續）

Derivatives arise from futures, forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets. The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

衍生工具是由本集團及銀行在外匯、利率及股票市場進行期貨、遠期、掉期及期權交易而產生。這些工具的名義金額指在結算日仍未完成的交易量，但並不代表所承受風險的數額。

The replacement costs and credit risk weighted amounts of the aforesaid off-balance sheet exposures are as follows. These amounts do not take into account the effects of bilateral netting arrangements.

前述資產負債表以外風險的重置成本及信貸風險加權數額如下。這些數額並未計入雙邊淨額安排的影響。

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Replacement costs	重置成本				
Exchange rate contracts	匯率合約	**106,586**	110,839	**105,907**	110,839
Interest rate contracts	利率合約	**545,055**	621,426	**536,376**	619,651
Options purchased	購入期權				
– exchange rate contracts	－匯率合約	**2,223**	5,180	**2,223**	5,180
– equity contracts	－股份合約	**8,553**	980	**8,553**	980
		662,417	738,425	**653,059**	736,650
Credit risk weighted amounts	信貸風險加權數額				
Contingent liabilities and commitments	或然負債及承擔	**12,018,280**	9,271,093	**11,995,146**	9,234,078
Exchange rate contracts	匯率合約	**92,695**	97,542	**91,964**	96,516
Interest rate contracts	利率合約	**219,415**	343,102	**219,868**	342,088
Equity contracts	股份合約	**25,852**	6,990	**25,852**	6,990
		12,356,242	9,718,727	**12,332,830**	9,679,672

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. The replacement cost is calculated for the purposes of deriving the credit risk weighted amounts. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate, equity and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market.

下表列出資產負債表以外交易的合約或名義數額、重置成本及信貸風險加權數額。重置成本是用來計算信貸風險加權數額。該等數額是按照香港金融管理局實行關於資本充裕的巴塞爾協議及按其他銀行財務狀況和到期特性釐定的指引而作出評估。或然負債及承擔所用的風險加權由0%至100%，而匯率、股份及利率合約則由0%至50%。重置成本是指重置所有按市場價值計算差額時附有正值的合約成本。

Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

重置成本是在結算日該等合約的略計信貸風險。信貸風險加權數額是指按《香港銀行條例》附表三計算的數額。

The following table provides an analysis of the notional amounts of derivatives of the Group by relevant maturity grouping based on the remaining periods to settlement at the balance sheet date.

下表分析在結算日本集團根據到期期限歸類之剩餘結算期限有關衍生工具的名義數額。

The Group 集團
Notional amounts with remaining life of
剩餘期限的名義數額

		2006				2005			
		1 year or less 1年或以下 HK$'000 港幣千元	**Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元**	**Over 5 years 5年以上 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**	1 year or less 1年或以下 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Interest rate derivatives	利率衍生工具	**2,929,898**	**17,025,629**	**1,300,052**	**21,255,579**	17,364,789	12,423,936	1,344,513	31,133,238
Currency derivatives	貨幣衍生工具	**17,824,374**	**442,264**	**-**	**18,266,638**	24,473,610	380,369	-	24,853,979
Other derivatives	其他衍生工具	**2,295,442**	**-**	**280,800**	**2,576,242**	284,970	-	-	284,970
		23,049,714	**17,467,893**	**1,580,852**	**42,098,459**	42,123,369	12,804,305	1,344,513	56,272,187

The Bank 銀行
Notional amounts with remaining life of
剩餘期限的名義數額

		2006				2005			
		1 year or less 1年或以下 HK$'000 港幣千元	**Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元**	**Over 5 years 5年以上 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**	1 year or less 1年或以下 HK$'000 港幣千元	Over 1 year to 5 years 1年以上至5年 HK$'000 港幣千元	Over 5 years 5年以上 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Interest rate derivatives	利率衍生工具	**2,813,229**	**15,890,195**	**1,242,203**	**19,945,627**	17,403,564	11,997,406	1,266,963	30,667,933
Currency derivatives	貨幣衍生工具	**17,689,212**	**442,264**	**-**	**18,131,476**	24,217,088	380,369	-	24,597,457
Other derivatives	其他衍生工具	**2,576,242**	**-**	**280,800**	**2,857,042**	284,970	-	-	284,970
		23,078,683	**16,332,459**	**1,523,003**	**40,934,145**	41,905,622	12,377,775	1,266,963	55,550,360

(c) Capital Commitments

Capital commitments outstanding at 31st December and not provided for in the accounts were as follows:

(c) 資本承擔

於12月31日未償付但並未在賬項中提撥準備的資本承擔如下：

		The Group 集團		**The Bank 銀行**	
		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元	**2006 HK$'000 港幣千元**	2005 HK$'000 港幣千元
Expenditure authorised and contracted for	已核准支出並已簽約	**669,184**	323,706	**656,957**	269,301
Expenditure authorised but not contracted for	已核准支出但未簽約	**100,777**	300,863	**97,513**	101,459
		769,961	624,569	**754,470**	370,760

41. OFF-BALANCE SHEET EXPOSURES (continued) 資產負債表以外的項目（續）

(d) Operating Lease Commitments

At 31st December, 2006, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

(d) 經營租賃承擔

於2006年12月31日，在不可撤銷的經營租賃內，未來最低應付租賃款項總額如下：

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Properties	物業				
Within one year	1年以內	**202,937**	144,206	**155,647**	110,655
After one year but within five years	1年至5年內	**358,357**	245,362	**269,345**	177,422
After five years	5年以後	**131,643**	99,268	**80,277**	61,348
		692,937	488,836	**505,269**	349,425
Equipment	設備				
Within one year	1年以內	**4,117**	3,475	**1,593**	1,602
After one year but within five years	1年至5年內	**7,765**	7,194	**2,672**	3,290
After five years	5年以後	**-**	345	**-**	-
		11,882	11,014	**4,265**	4,892

The Group and the Bank lease certain properties and equipment under operating leases. The leases run for an initial period of one to twenty five years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually adjusted annually to reflect market rentals. None of the leases includes contingent rentals.

集團及銀行以經營租賃形式租入某些物業和設備。租賃年期由1年至25年，到期日後可再續約但其他條款須另議。租賃付款金額通常每年調整以反映市值租金。所有租約並不包括或有租金。

42.NOTES ON CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量表附註

(a) Purchase of Subsidiaries (a) 收購附屬公司

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Net assets acquired	已購入淨資產		
Cash and balances with banks and other financial institutions	現金及短期資金	**131,557**	3,054
Advances and other accounts less provisions	已扣除準備之貸款及其他賬項	**587,204**	8,657
Fixed assets	固定資產	**2,373**	1,927
Deposit and balance of banks	現金及在銀行的結存	**(778)**	–
Deposits of customers	客戶存款	**(496,161)**	–
Current taxation	本期税項	**(3,970)**	–
Other accounts and provisions	其他賬項及準備	**(121,716)**	(47,321)
Deferred tax liabilities	遞延税項負債	**(54)**	–
Minority interests	少數股東權益	**(2,561)**	(975)
		95,894	(34,658)
Goodwill arising on consolidation	賬項綜合時產生的商譽	**95,251**	51,593
Intangible assets acquired	購入無形資產	**12,986**	–
Total purchase price	以現金支付的購入價	**204,131**	16,935
Less: cash and cash equivalents acquired	減：購入的現金及等同現金項目	**(131,557)**	(3,054)
Cash flow on acquisition net of cash acquired	收購附屬公司現金流出淨額	**72,574**	13,881

42. NOTES ON CONSOLIDATED CASH FLOW STATEMENT (continued) 綜合現金流量表附註（續）

(b) Cash and Cash Equivalents (b) 現金及等同現金項目

(i) Components of cash and cash equivalents in the consolidated cash flow statement (i) 在綜合現金流量表內現金及等同現金項目的組成部分

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Cash and balances with banks and other financial institutions (Note 20)	現金及在銀行和其他金融機構的結存（附註20）	**8,317,746**	4,525,587
Placements with banks and other financial institutions with original maturity within three months	原本期限為3個月以內在銀行及其他金融機構的存款	**63,811,412**	43,161,632
Treasury bills with original maturity within three months	原本期限為3個月以內的國庫債券	**4,579,791**	4,557,967
Certificates of deposit held with original maturity within three months	原本期限為3個月以內之持有的存款證	**-**	38,776
		76,708,949	52,283,962

(ii) Reconciliation with the consolidated balance sheet (ii) 與綜合資產負債表的對賬

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Cash and balances with banks and other financial institutions (Note 19)	現金及在銀行及其他金融機構的結存（附註19）	**8,317,746**	4,525,587
Placements with banks and other financial institutions (Note 20)	在銀行及其他金融機構的存款（附註20）	**66,864,045**	45,347,255
Treasury bills and certificates of deposit held	國庫債券及持有存款證		
- trading assets (Note 22)	一交易用途資產（附註22）	**497,915**	1,494,650
- designated at fair value through profit or loss (Note 23)	一指定通過損益以反映公平價值（附註23）	**95,685**	94,290
- advances and other accounts (Note 24)	一貸款及其他賬項（附註24）	**38,890**	38,775
- available-for-sale (Note 25)	一可供出售（附註25）	**5,164,722**	4,198,487
- held-to-maturity (Note 26)	一持至到期（附註26）	**1,698,072**	1,369,764
		7,495,284	7,195,966
Amounts shown in the consolidated balance sheet	在綜合資產負債表出現的金額	**82,677,075**	57,068,808
Less: amounts with an original maturity of beyond three months	減：原本期限為3個月以上的數額	**(5,968,126)**	(4,784,846)
Cash and cash equivalents in the consolidated cash flow statement	在綜合現金流量表內的現金及等同現金項目	**76,708,949**	52,283,962

43. ASSETS PLEDGED AS SECURITY 用作抵押品的資產

The following balances with banks have been pledged as collateral for securities borrowings and margin deposits of derivatives.

以下的銀行結餘經已用予抵押證券借貸及衍生工具孖展按金之抵押品。

		The Group 集團		The Bank 銀行	
		2006	2005	**2006**	2005
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Cash collateral for borrowed securities	用作證券借貸的現金抵押品	**142,041**	-	**142,041**	-
Collateral deposit for derivatives dealing	用作衍生工具買賣的抵押按金	**43,995**	38,048	**43,995**	38,048
		186,036	38,048	**186,036**	38,048

These transactions are conducted under terms that are usual and customary standard lending and securities borrowing and lending activities.

此等交易之條款是按一般及慣常標準借款及證券借貸交易進行。

44. LOANS TO OFFICERS 行政人員貸款

The aggregate of loans to officers of the Bank disclosed pursuant to Section 161B(4B) and (4C) of the Hong Kong Companies Ordinance is as follows:

按照香港《公司條例》第161B條(4B)及(4C)款規定，本行行政人員之貸款總額公佈如下：

		2006	2005
		HK$'000 港幣千元	HK$'000 港幣千元
Aggregate amount of relevant loans outstanding at 31st December	相關貸款於12月31日的結欠總額		
By the Bank	由銀行借出	**1,366,206**	956,321
By subsidiaries	由附屬公司借出	**-**	-
		1,366,206	956,321
The maximum aggregate amount of relevant loans outstanding during the year	年度內相關貸款之最高結欠總額		
By the Bank	由銀行借出	**1,738,078**	1,706,677
By subsidiaries	由附屬公司借出	**-**	-
		1,738,078	1,706,677

There was no interest due but unpaid nor any impairment allowance made against these loans at 31st December, 2006 and 31st December, 2005.

於2006年12月31日及2005年12月31日，沒有逾期未償付利息，亦未有對該等貸款作減值準備。

45. MATERIAL RELATED PARTY TRANSACTIONS 關聯人士的重大交易

The Group maintains certain retirement benefit schemes for its staff as per Note 2(q)(iii). In the year 2006, the total amount of contributions the Group made to the schemes was HK$78,663,000 (2005: HK$69,567,000).

本集團為其職員提供某些退休保障計劃，並已於附註2(q)(iii)披露。於2006年內，本集團對這些計劃的供款總數為港幣78,663,000元(2005年：港幣69,567,000元)。

The Group enters into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. The transactions include accepting deposits from and extending credit facilities to them. Except that there is interest free shareholder's advance extended to one (2005: one) associate amounting to HK$6,500,000 at 31st December, 2006 (2005: HK$9,200,000), all interest rates in connection with the deposits taken and credit facilities extended are under terms and conditions normally applicable to customers of comparable standing.

本集團與其關聯人士進行多項交易，這些人士包括聯營公司、主要行政人員與其近親家庭成員，及受這些人士所控制的公司或具有重大影響力的公司。這些交易包括接受這些人士存款及為他們提供信貸。除本行借予一間(2005年：一間)聯營公司的免息股東貸款外，其於2006年12月31日的結餘為港幣6,500,000元(2005年：港幣9,200,000元)，除此之外，所有存款及信貸的利率，均按照與一般同等信用水平之客戶相若的條款及規定。

The interest received from and interest paid to the Group's related parties for the year, outstanding balances of amounts due from and due to at the year end, and maximum outstanding balance of amounts due from and due to them during the year are aggregated as follows:

於2006年，本集團從關聯人士所收取與支付予他們的利息，及在2006年12月31日，關聯人士的欠款及欠關聯人士的款項，及在年度內關聯人士最高欠款及欠關聯人士的最高款項現總結如下：

		Key management personnel 主要管理人員		Subsidiaries 附屬公司		Associates 聯營公司	
		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元	**2006 HK$'000 港幣千元**	2005 HK$'000 港幣千元	**2006 HK$'000 港幣千元**	2005 HK$'000 港幣千元
Interest income	利息收入	**166,850**	90,039	**33,679**	28,405	**11,097**	6,096
Interest expense	利息支出	**109,314**	55,986	**200,133**	526,256	**39**	22
Amount due from	關聯人士的欠款	**4,270,266**	3,094,326	**1,834,495**	1,728,817	**225,482**	169,014
Amount due to	欠關聯人士的款項	**3,052,075**	2,809,500	**1,701,643**	9,852,377	**9,434**	2,570
Maximum amounts due from	關聯人士的最高欠款	**6,769,561**	4,121,724	**3,012,575**	2,248,714	**463,356**	311,682
Maximum amounts due to	欠關聯人士的最高款項	**7,780,820**	4,624,824	**9,848,368**	10,244,212	**33,304**	-

On 17th May, 2006, the Bank formed a company, Manilink Company Limited ("Manilink") with some Directors of the Bank and certain independent third parties.

於2006年5月17日，本行與若干本行董事及獨立第三者成立一公司，名稱為Manilink Company Limited(「Manilink」)。

Manilink is owned as to: 51.11% by the Bank; 16.67% by William MONG Man-wai and his associates; 3.33% by Stephen Charles LI Kwok-sze and his associates; 1.11% by Simon LI Fook-sean (retired on 7th April, 2006) and the remaining 27.78% interest in Manilink is held by independent third parties.

Manilink的擁有權為：本行佔51.11%；蒙民偉及其有關人士佔16.67%；李國仕及其有關人士佔3.33%；李福善(已於2006年4月7日退休)佔1.11%及由獨立第三者持有Manilink餘下27.78%的權益。

46. EQUITY COMPENSATION PLANS 股份補償計劃

The Bank has adopted Staff Share Option Schemes whereby the Board of the Bank may at its discretion grant to any employees, including Executive Directors and Chief Executive, of the Group options to subscribe for shares of the Bank. The options may be exercised during the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant. All options were granted for nil consideration.

本行所採納的僱員認股計劃是本行董事會可酌情發出認股權予集團之任何僱員，包括執行董事及行政總裁，以認購本行股份。認股權的行使期限為授予日的第1周年開始至授予日的第5周年止。所有認股權均以無代價形式發出。

(a) Particulars of Share Options (a) 認股權詳情

Date of Grant 授予日期	Vesting Period 有效期	Exercise Period 行使期	Exercise Price Per Share 每股行使價 HK$港幣
19/4/2001	19/4/2001 – 18/4/2002	19/4/2002 – 19/4/2006	16.96
18/4/2002	18/4/2002 – 17/4/2003	18/4/2003 – 18/4/2007	15.80
02/5/2003	02/5/2003 – 01/5/2004	02/5/2004 – 02/5/2008	14.90
22/4/2004	22/4/2004 – 21/4/2005	22/4/2005 – 22/4/2009	23.23
03/5/2005	03/5/2005 – 02/5/2006	03/5/2006 – 03/5/2010	22.95
03/5/2006	03/5/2006 – 02/5/2007	03/5/2007 – 03/5/2011	33.05

(b) Movement of Share Options (b) 認股權之變動

2006

Number of Share Options 認股權數目

Date of Grant 授予日期	Outstanding at 1/1/2006 於2006年1月1日尚未行使	Granted 已授予	Exercised 已行使	Lapsed 已失效	Outstanding at 31/12/2006 於2006年12月31日尚未行使
19/4/2001	**2,015,000**	**-**	**2,015,000**	**-**	**-**
18/4/2002	**2,285,000**	**-**	**430,000**	**-**	**1,855,000**
02/5/2003	**6,270,000**	**-**	**3,375,000**	**-**	**2,895,000**
22/4/2004	**14,350,000**	**-**	**8,550,000**	**50,000**	**5,750,000**
03/5/2005	**15,990,000**	**-**	**5,475,000**	**205,000**	**10,310,000**
03/5/2006	**-**	**3,250,000**	**-**	**-**	**3,250,000**
Total 總額	**40,910,000**	**3,250,000**	**19,845,000**	**255,000**	**24,060,000**

2005

Number of Share Options 認股權數目

Date of Grant 授予日期	Outstanding at 1/1/2005 於2005年1月1日尚未行使	Granted 已授予	Exercised 已行使	Lapsed 已失效	Outstanding at 31/12/2005 於2005年12月31日尚未行使
20/4/2000	1,480,000	–	1,453,000	27,000	–
19/4/2001	2,185,000	–	170,000	–	2,015,000
18/4/2002	2,795,000	–	510,000	–	2,285,000
02/5/2003	8,570,000	–	2,300,000	–	6,270,000
22/4/2004	15,045,000	–	65,000	630,000	14,350,000
03/5/2005	–	16,410,000	–	420,000	15,990,000
Total 總額	30,075,000	16,410,000	4,498,000	1,077,000	40,910,000

46. EQUITY COMPENSATION PLANS (continued) 股份補償計劃(續)

(c) No share options were cancelled during the years ended 31st December, 2006 and 2005.

(c) 截至2006及2005年12月31日年度內並未有認股權被註銷。

(d) Details of Share Options Exercised

(d) 已行使認股權詳情

Exercise Period 行使期間	Date of Grant 授予日期	Number of Share Options 認股權數目 2006	2005
January 1月	20/4/2000	**–**	181,000
	19/4/2001	**25,000**	20,000
	18/4/2002	**–**	–
	02/5/2003	**250,000**	330,000
	22/4/2004	**30,000**	–
February 2月	20/4/2000	**–**	136,000
	19/4/2001	**165,000**	50,000
	18/4/2002	**55,000**	–
	02/5/2003	**800,000**	150,000
	22/4/2004	**1,020,000**	–
March 3月	20/4/2000	**–**	538,000
	19/4/2001	**940,000**	40,000
	18/4/2002	**110,000**	295,000
	02/5/2003	**1,065,000**	480,000
	22/4/2004	**2,820,000**	–
April 4月	20/4/2000	**–**	576,000
	19/4/2001	**885,000**	–
	18/4/2002	**25,000**	–
	02/5/2003	**265,000**	70,000
	22/4/2004	**1,370,000**	–
May 5月	20/4/2000	**–**	22,000
	19/4/2001	**–**	–
	18/4/2002	**95,000**	20,000
	02/5/2003	**240,000**	75,000
	22/4/2004	**985,000**	–
	03/5/2005	**2,285,000**	–
June 6月	19/4/2001	**–**	–
	18/4/2002	**–**	–
	02/5/2003	**25,000**	150,000
	22/4/2004	**65,000**	–
	03/5/2005	**205,000**	–
July 7月	19/4/2001	**–**	–
	18/4/2002	**–**	–
	02/5/2003	**35,000**	125,000
	22/4/2004	**145,000**	–
	03/5/2005	**280,000**	–

Exercise Period 行使期間	Date of Grant 授予日期	Number of Share Options 認股權數目 2006	2005
August 8月	19/4/2001	–	60,000
	18/4/2002	–	35,000
	02/5/2003	**145,000**	205,000
	22/4/2004	**280,000**	65,000
	03/5/2005	**850,000**	–
September 9月	19/4/2001	–	–
	18/4/2002	–	60,000
	02/5/2003	**235,000**	100,000
	22/4/2004	**250,000**	–
	03/5/2005	**280,000**	–
October 10月	19/4/2001	–	–
	18/4/2002	–	60,000
	02/5/2003	**55,000**	200,000
	22/4/2004	**610,000**	–
	03/5/2005	**490,000**	–
November 11月	19/4/2001	–	–
	18/4/2002	**120,000**	–
	02/5/2003	**200,000**	145,000
	22/4/2004	**520,000**	–
	03/5/2005	**545,000**	–
December 12月	19/4/2001	–	–
	18/4/2002	**25,000**	40,000
	02/5/2003	**60,000**	270,000
	22/4/2004	**455,000**	–
	03/5/2005	**540,000**	–
		19,845,000	4,498,000

47. NON-ADJUSTING POST BALANCE SHEET EVENTS 毋須調整的資產負債表日後事件

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 14(a).

董事於資產負債表日後擬派末期股息。詳情已在附註14(a)作披露。

48. COMPARATIVE FIGURES 比較數字

The comparative figures of segment reporting have been restated to conform with current year's presentation.

分部報告的比較數字已作重報，以符合本年度的呈報方式。

49. ACCOUNTING ESTIMATES AND JUDGEMENTS 會計估計及判斷

The preparation of accounts requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these accounts and the reported amounts of revenues and expenses for the years presented. Changes in assumptions may have a significant impact on the accounts in the periods where the assumptions are changed. The application of assumptions and estimates means that any selection of different assumptions would cause the Group's reporting to differ. The Group believes that the assumptions that have been made are appropriate and that the accounts therefore present the financial position and results fairly, in all material respects.

在編製本集團的賬項時，管理層必須作出若干會於此等賬項的日期，對報告資產及負債金額和或然資產及負債披露有影響的估計和假定，同時亦須作出若干會對報告年度內收入及支出金額有影響的估計和假定。如本集團更改此等假定，便可能對作出有關改變期間的賬項產生重大影響。採用此等假定和估計意味，若本集團選用不同的假定，本集團所報告的資料便會有所不同。本集團認為，本集團已作出適當假定，因此在各個重要層面，本集團的財務報表均能公平地反映本身的財政狀況和業績。

Management discussed with the Audit Committee the development, selection and disclosure of the Group's significant accounting policies and estimates and the application of these policies and estimates.

管理層已與審核委員會商討關於本集團重要會計政策及估計的制定、選擇和披露，以及此等政策及估計的應用。

(a) Key Sources of Estimation Uncertainty 估計不穩定因素的主要來源

Notes 29, 35 and 40 contain information about the assumptions and their risk factors relating to goodwill impairment, fair value of share options granted and fair values of financial instruments. Other key sources of estimation uncertainty are as follows:

附註29、35和40載述有關商譽減值、已派發股權的公平價值和金融工具的公平價值的假定及其風險因素。估計不穩定因素的其他主要來源如下：

(i) Impairment losses 減值損失

Loans and advances

Loan portfolios are reviewed periodically to assess whether impairment losses exist. The Group makes judgement as to whether there is any objective evidence that a loan portfolio is impaired, i.e. whether there is a decrease in estimated future cash flows. Objective evidence for impairment includes observable data that the payment status of borrowers in a group has adversely changed. It may also include observable data that correlate with defaults on the assets in the Group. If management has determined, based on their judgement, that objective evidence for impairment exists, expected future cash flows are estimated based on historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted on the basis of the current observable data. Management reviews the methodology and assumptions used in estimating future cash flows regularly to reduce any difference between loss estimates and actual loss experience.

貸款

本集團會定期檢討貸款組合，以評估其價值是否有所下降。本集團需要判斷有否任何客觀證據可以證明貸款組合的價值已經下降，即估計將來現金流有所減少。減值客觀證據包括與借款團體的付款狀況出現逆轉有關的可觀察資料，而此等資料與本集團的不履行資產是互相關連的。當管理層根據其判斷決定減值的客觀證據存在，便會依據若干資產的以往損失經驗，以估計預期將來現金流，而此等資產的信貸風險特性與信貸風險特性相若。以往損失經驗是以目前的可觀察資料為基礎作出調整。管理層亦會定期檢討用以估計將來現金流的方法和假定，從而減少估計損失與實際損失之間的差額。

Available-for-sale equity investments

The Group determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of when a decline in fair value below its cost is not recoverable within a reasonable time period is judgmental by nature, so profit and loss could be affected by differences in this judgement.

可供出售股份投資

若可供出售股票投資的公平價值明顯或持續地低於其成本，本集團即判定其價值已有所下降。本集團需要判斷公平價值低於成本的金額會在一段合理時間內何時不可收回，因此有關投資的盈虧或會受到判斷的不同影響。

(b) Critical Accounting Judgements in Applying The Group's Accounting Policies

Certain critical accounting judgements in applying the Group's accounting policies are described below:

(i) Held-to-maturity investments

The Group classifies non-derivative financial assets with fixed or determinable payments and fixed maturity and where the Group has a positive intention and ability to hold to maturity as held-to-maturity investments. In making this judgement, the Group evaluates its intention and ability to hold such investments till maturity.

If the Group fails to hold these investments to maturity other than for certain specific circumstances, the Group will have to reclassify the entire portfolio of held-to-maturity investments as available-for-sale, as such class is deemed to have been tainted.

This would result in held-to-maturity investments being measured at fair value instead of at amortised cost.

(ii) Investment property

The Group has temporary sub-let a vacant premise but has decided not to treat this property as an investment property because it is not the Group's intention to hold this property in the long-term for capital appreciation or rental income. Accordingly, this property is still treated as an item of building held for own use.

(b) 本集團採用會計政策的關鍵會計判斷

本集團採用會計政策的若干關鍵會計判斷如下：

(i) 持至到期投資

本集團將設有固定或可確定付款金額和固定到期日，以及本集團有計劃及能力持有至到期日的非衍生金融資產，列作持至到期投資。在作出有關判斷時，本集團會評估本身是否有計劃及能力持有此等投資至到期日。

若本集團未能持有此等投資至到期日（因若干特殊情況者除外），本集團會將整個可持至到期日的投資組合，重列作可供出售。這是由於此類投資已被視為玷污。

因此，原以攤銷成本計量的可持至到期投資會改以公平價值計量。

(ii) 投資物業

本集團暫時出租一項空置物業，但由於本集團並無計劃長期持有此項物業作資本增值或獲取租金收入，因此決定不將此項物業列作投資物業，而是依舊將之列作自用物業。

50. PROPOSED IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31ST DECEMBER, 2006

Up to the date of issue of these accounts, the HKICPA has issued a number of amendments, new standard and interpretations and the Hong Kong Monetary Authority has recommended additional disclosures, which are not yet effective for the accounting year ended 31st December, 2006 and which have not been adopted in these accounts.

The Group is in the process of making an assessment of what the impact of these amendments, new standards, new interpretations and additional disclosures is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Bank's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the accounts:

50. 已在截至2006年12月31日止年度前公佈但尚未生效的修訂、新標準及新詮釋所可能產生的影響

在此等賬項發佈日期前，香港會計師公會公佈了多項修訂、新標準和新詮釋；而香港金融管理局亦提議若干額外的披露。但此等修訂、新標準、新詮釋及額外的披露於截至2006年12月31日止年度尚未生效，因此亦尚未應用於此等賬項。

本集團正在評估此等修訂、新標準、新詮釋和額外披露在首個應用期產生的影響。至今所得結論為採納該等修訂、新標準、新詮釋和額外披露對銀行的經營業績及財務狀況未有重大影響。

此外，以下的發展可能引致在賬項中作出全新或經修訂的披露。

		Effective for accounting periods beginning on or after 由會計期開始或以後起生效
HKFRS 7, Financial instruments: disclosures	《香港財務報告準則》第7號「金融工具：披露」	1 January 2007 2007年1月1日
Amendment to HKAS 1, Presentation of financial statements: capital disclosures	經修訂《香港會計準則》第1號「財務報表之呈報：資本披露」	1 January 2007 2007年1月1日
Banking (Disclosure) Rules	銀行（披露）規定	1 January 2007 2007年1月1日

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION
未經審核補充財務資料

(1) CAPITAL ADEQUACY RATIO AND CAPITAL BASE 資本充足比率及資本基礎

(a) Capital Adequacy Ratio (a) 資本充足比率

		2006 %百分率	2005 %百分率
Unadjusted capital adequacy ratio as at 31st December	於12月31日的未經調整資本充足比率	**14.2**	17.4
Adjusted capital adequacy ratio as at 31st December	於12月31日的調整後資本充足比率	**13.9**	17.2

The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of the Bank and its subsidiaries as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

未經調整資本充足比率之計算，是根據香港金融管理局訂定用作規管用途的綜合基準及《香港銀行條例》附表3。綜合基準包括了本銀行及其附屬公司。

The adjusted capital adequacy ratio which takes into account market risks as at the balance sheet date is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority and on the same consolidated basis as for the unadjusted capital adequacy ratio.

調整後資本充足比率的計算，是根據香港金融管理局發出的指引《就市場風險維持充足資本》，計入在結算日的市場風險。所根據的綜合基準與未經調整資本充足比率所根據的相同。

(b) Group Capital Base after Deductions (b) 集團扣減後的資本基礎

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Core capital	核心資本		
Paid up ordinary share capital	繳足股款的普通股股本	**3,875,355**	3,775,575
Share premium	股份溢價	**1,012,138**	656,429
Reserves	儲備	**17,815,857**	16,086,805
Minority interests	少數股東權益	**232,579**	207,163
Deduct: Goodwill	減：商譽	**(2,592,330)**	(2,494,950)
Total core capital	核心資本總額	**20,343,599**	18,231,022
Eligible supplementary capital	可計算的附加資本		
Reserves on revaluation of land and interests in land (at 70%)	土地及土地權益價值重估儲備(以70%計算)	**948,382**	826,679
Revaluation reserves for available-for-sale financial assets and securities designated at fair value through profit or loss (at 70%)	可供出售金融資產及被指定為通過損益以反映公平價值之證券的重估儲備(以70%計算)	**290,482**	305,672
Collectively assessed impairment allowances and regulatory reserve	整體評估減值準備及法定儲備	**1,057,883**	878,569
Term subordinated debt	有期後償債項	**8,154,315**	8,548,780
Total eligible supplementary capital	可計算的附加資本總額	**10,451,062**	10,559,700
Total capital base before deductions	扣減前的資本基礎總額	**30,794,661**	28,790,722
Deductions from total capital base	資本基礎總額扣減項目	**(3,476,947)**	(901,973)
Total capital base after deductions	扣減後的資本基礎總額	**27,317,714**	27,888,749

(2) LIQUIDITY RATIO 流動資金比率

		2006 %百分率	2005 %百分率
Average liquidity ratio for the year	年度內平均流動資金比率	**44.0**	39.3

The average liquidity ratio for the year is the simple average of each calendar month's average liquidity ratio, which is computed on the consolidated basis as required by the Hong Kong Monetary Authority for its regulatory purposes, and is in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

年度內平均流動資金比率是每月平均比率的簡單平均數,其計算是根據香港金融管理局訂定用作規管用途的綜合基準及《香港銀行條例》(附表4)。

(3) SEGMENTAL INFORMATION 分部資料

(a) Advances to Customers – by Geographical Areas

The information concerning the breakdown of the gross amount of advances to customers by countries or geographical areas is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

(a) 客戶貸款-按區域分類

客戶貸款總額按國家或區域的分類,是根據交易對手的所在地,並已顧及轉移風險因素。一般而言,有關貸款的債權獲得並非交易對手所在地的國家的一方擔保,或該債權的履行對象是某銀行的海外分行,而該銀行的總辦事處並非設於交易對手的所在地,風險便確認為由一個國家轉移到另一個國家。

		Total advances to customers 客戶貸款總額		Advances overdue for over three months 逾期3個月以上的客戶貸款	
		2006 **HK$'000 港幣千元**	2005 HK$'000 港幣千元	**2006** **HK$'000 港幣千元**	**2005** HK$'000 港幣千元
The Group	集團				
Hong Kong	香港	**105,270,368**	98,234,592	**361,260**	483,095
People's Republic of China	中華人民共和國	**35,322,858**	19,939,335	**57,202**	76,108
Other Asian countries	其他亞洲國家	**9,090,413**	7,798,982	**103,149**	84,322
Others	其他	**16,494,463**	12,770,838	**1,690**	74,147
Total	總額	**166,178,102**	138,743,747	**523,301**	717,672

(3) SEGMENTAL INFORMATION (continued) 分部資料（續）

(b) Cross-border Claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

(b) 跨國債權

跨國債權資料披露對海外交易對手風險額最終風險的所在地，並已顧及轉移風險因素。一般而言，有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地，風險便確認為由一個國家轉移到另一個國家。當某一地區的風險額佔風險總額的10%或以上，該地區的風險額便予以披露。

		2006			
		Banks and other financial institutions 銀行及其他金融機構 HK$'000 港幣千元	**Public sector entities 公營機構 HK$'000 港幣千元**	**Others 其他 HK$'000 港幣千元**	**Total 總額 HK$'000 港幣千元**
The Group	集團				
People's Republic of China	中華人民共和國	**18,545,033**	**2,791,328**	**19,987,278**	**41,323,639**
Asian countries, excluding People's Republic of China	其他亞洲國家（不包括中華人民共和國）	**12,428,469**	**1,493,595**	**10,251,920**	**24,173,984**
North America	北美洲	**8,276,028**	**5,306,564**	**7,144,615**	**20,727,207**
Western Europe	西歐	**41,157,247**	**-**	**2,789,971**	**43,947,218**

		2005			
		Banks and other financial institutions 銀行及其他金融機構 HK$'000 港幣千元	Public sector entities 公營機構 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
The Group	集團				
People's Republic of China	中華人民共和國	12,805,155	1,250,504	13,667,134	27,722,793
Asian countries, excluding People's Republic of China	其他亞洲國家（不包括中華人民共和國）	9,950,396	1,200,368	8,991,756	20,142,520
North America	北美洲	5,345,158	7,725,687	5,872,380	18,943,225
Western Europe	西歐	27,877,005	-	2,507,425	30,384,430

(4) OVERDUE, RESCHEDULED AND REPOSSESSED ASSETS 逾期、經重組及收回資產

(a) Overdue and Rescheduled Advances

(a) 逾期及經重組貸款

		2006 HK$'000 港幣千元	2006 % of total advances to customers 佔客戶貸款總額的百分比	2005 HK$'000 港幣千元	2005 % of total advances to customers 佔客戶貸款總額的百分比
The Group	集團				
Advances to customers overdue for	逾期客戶貸款				
– 6 months or less but over 3 months	–3個月以上至6個月	**158,741**	**0.1**	326,130	0.2
– 1 year or less but over 6 months	–6個月以上至1年	**142,127**	**0.1**	184,365	0.1
– Over 1 year	–1年以上	**222,433**	**0.1**	207,177	0.2
		523,301	**0.3**	717,672	0.5
Rescheduled advances to customers	經重組客戶貸款	**291,246**	**0.2**	351,057	0.3
Total overdue and rescheduled advances	逾期及經重組客戶貸款總額	**814,547**	**0.5**	1,068,729	0.8
Secured overdue advances	有抵押逾期貸款	**358,674**	**0.2**	515,356	0.4
Unsecured overdue advances	無抵押逾期貸款	**164,627**	**0.1**	202,316	0.1
Market value of security held against secured overdue advances	有抵押逾期貸款抵押品市值	**633,804**		1,035,275	

Loans and advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Loans repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Loans repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, and/or when the loans have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

當本金或利息已逾期及在年底仍未清還，有特定還款日期的貸款將分類為逾期貸款。當分期逾期及在年底仍未清還時，以固定分期償還的貸款亦視作逾期貸款。若即時還款通知書已發予借款人但卻未能即時償還，即時償還的貸款當作逾期，及／或該貸款已持續超出已知會借款人所核准的限額，而超出已知會借款人所核准限額的時間比貸款逾期的時間更長。

There were no advances to banks and other financial institutions which were overdue for over 3 months as at 31st December, 2006 and 31st December, 2005, nor were there any rescheduled advances to banks and other financial institutions on these two dates.

於2006年12月31日及2005年12月31日，本集團貸予銀行及其他金融機構的款項中，並無逾期3個月以上或經重組的貸款。

(4) OVERDUE, RESCHEDULED AND REPOSSESSED ASSETS (continued) 逾期、經重組及收回資產（續）

(b) Other Overdue and Rescheduled Assets (b) 其他逾期及經重組資產

		2006 Accrued interest 應計利息 HK$'000 港幣千元	2006 Other assets* 其他資產* HK$'000 港幣千元	2005 Accrued interest 應計利息 HK$'000 港幣千元	2005 Other assets* 其他資產* HK$'000 港幣千元
The Group	集團				
Other assets overdue for	其他逾期資產				
– 6 months or less but over 3 months	–3個月以上至6個月	**841**	**–**	1,551	–
– 1 year or less but over 6 months	–6個月以上至1年	**1,863**	**2,065**	853	–
– Over 1 year	–1年以上	**2,228**	**17,507**	844	19,294
		4,932	**19,572**	3,248	19,294
Rescheduled assets	經重組資產	**–**	**–**	–	–
Total other overdue and rescheduled assets	其他逾期及經重組資產總額	**4,932**	**19,572**	3,248	19,294

* *Other assets refer to trade bills and receivables.*

* *其他資產是指貿易票據及應收款項。*

(c) Repossessed Assets (c) 收回資產

		2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
The Group	集團		
Repossessed properties *	收回物業*	**97,096**	80,551
Repossessed vehicles and machines	收回汽車及機器	**290**	1,142
Total repossessed assets	收回資產總額	**97,386**	81,693

The amount represents the estimated market value of the repossessed assets as at 31st December.

此等數額指於12月31日收回資產的估計市值。

* *The balance included HK$27,689,000 (2005: HK$30,036,000) relating to properties that were contracted for sale but not yet completed.*

* *結餘包括總值港幣27,689,000元（2005年：港幣30,036,000元）已簽約出售但仍未成交的物業。*

(5) MARKET RISK MANAGEMENT 市場風險管理

The Group quantifies the market risk of the underlying trading portfolio by means of value-at-risk ("VaR"). VaR is a statistical estimate that measures the potential losses in market value of a portfolio as a result of unfavourable movements in market rates and prices, if positions are held unchanged over a certain horizon time period. The Group's VaR is calculated using historical movements in market rates and prices, a 99% confidence level and a one-day holding period, and takes into account correlations between different markets and rates.

本集團運用風險數額來量化交易組合的市場風險。風險數額是統計學上的估計，用來量度於某一時段內，交易組合維持不變但因市場息率及價格的不利波動而引致市值上的潛在虧損。本集團於計算風險數額時，是依據過往市場息率與價格的波動、99%之置信水平及1日持倉期，並計入不同市場及息率的相關程度來推算。

Value-at-risk statistics

風險數額統計

The Group has measured VaR for all trading portfolios throughout the year.

年度內本集團計量所有交易組合的風險數額：

HK$'000港幣千元		Year 2006年				Year 2005年			
		As at 31 December 於12月31日	Maximum 最高	Minimum 最低	Mean 平均	As at 31 December 於12月31日	Maximum 最高	Minimum 最低	Mean 平均
VaR for total trading activities	交易活動的風險數額總額	25,561	29,720	11,663	18,578	10,929	33,841	4,906	9,480
VaR for foreign exchange trading positions	外匯交易持倉的風險數額	1,043	2,167	528	1,042	406	2,115	274	737
VaR for interest rate trading positions	利率交易持倉的風險數額	98	3,366	55	1,029	1,204	2,608	935	1,473
VaR for equity trading positions	股份交易持倉的風險數額	25,423	29,551	10,527	17,464	9,847	32,574	3,723	8,011

Market risk-related treasury trading portfolio revenue statistics

與市場風險有關的財資交易組合收入統計

Market risk-related treasury trading portfolio revenue is defined as the daily change in the marked to market value of treasury trading portfolio plus any related net interest income or other trading revenue. The average daily revenue earned from the Group's market risk-related treasury trading activities in 2006 was HK$0.87 million (2005: HK$0.53 million). The standard deviation of the daily revenues was HK$1.04 million (2005: HK$0.77 million). The frequency distribution of daily revenue is shown below.

與市場風險有關的財資交易組合收入指財資交易組合根據每日當時市場價格變動計值，另加有關淨利息收入或其他交易收入。於2006年，本集團與市場風險有關的財資交易活動每日平均收入為港幣 870,000元(2005年：港幣530,000元)。每日收入的標準差為港幣1,040,000元(2005年：港幣770,000元)。以下為每日收入的頻率分佈情況。

(5) MARKET RISK MANAGEMENT (continued) 市場風險管理(續)

DAILY DISTRIBUTION OF MARKET RISK-RELATED TREASURY TRADING REVENUES – Year 2006 vs Year 2005
與市場風險有關財資交易的收入每日分佈圖 — 2006年與2005年


Revenues (HK$million) 收入（港幣百萬元）
Number of days
日數
60
50
40
30
20
10
0
6
10
0
1
5
9
17
18
25
37
39
40
38
52
32
39
23
14
17
11
10
9
13
2
3
0
3
0
16
5
-0.75 Less
-0.75 to -0.5
-0.5 to -0.25
-0.25 to 0
0 to 0.25
0.25 to 0.5
0.5 to 0.75
0.75 to 1
1 to 1.25
1.25 to 1.5
1.5 to 1.75
1.75 to 2
2 to 2.25
2.25 to 2.5
2.5 More
Year 2006 (年)
Year 2005 (年)

BEA東亞銀行

Head Office 總行 | 10 Des Voeux Road Central
Hong Kong
香港德輔道中10號

Telephone 電話 | (852) 3608 3608
Facsimile 傳真 | (852) 3608 6000
Website 網址 | www.hkbea.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in The Bank of East Asia, Limited, you should at once hand this circular to the purchaser or transferee or to the bank, a licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

NOTICE OF ANNUAL GENERAL MEETING, RE-ELECTION OF DIRECTORS, PROPOSAL INVOLVING ADOPTION OF THE STAFF SHARE OPTION SCHEME 2007, AMENDMENTS TO ARTICLES OF ASSOCIATION AND GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

The notice of Annual General Meeting of The Bank of East Asia, Limited to be held at the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Thursday, 12th April, 2007 at 10:30 a.m. ("2007 AGM") is set out on pages 4 to 11 of this circular.

Whether or not you are able to attend the 2007 AGM, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Bank's Share Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the 2007 AGM. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2007 AGM should you so wish.

12th March, 2007

CONTENTS

Accompanying documents:

(i) Annual Report 2006
(ii) Form of Proxy

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"2007 AGM"	an annual general meeting of the Bank to be held at the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Thursday, 12th April, 2007 at 10:30 a.m. or any adjournment thereof;
"Articles of Association"	the articles of association from time to time adopted by the Bank;
"Adoption Date"	the date on which the Staff Share Option Scheme 2007 is conditionally adopted by resolution of the Shareholders of the Bank at the 2007 AGM;
"Allotment Date"	the date on which Shares are allotted and issued to a Grantee pursuant to the exercise of the rights attaching to an Option granted and exercised under the Staff Share Option Scheme 2007;
"Associate"	shall have the meaning ascribed to it under the Listing Rules;
"Auditors"	the auditors for the time being of the Bank;
"Bank"	The Bank of East Asia, Limited, a company incorporated in Hong Kong with limited liability;
"Board"	the board of Directors or a duly authorised committee thereof;
"Business Day"	shall have the meaning ascribed to it under the Listing Rules;
"Chief Executive"	shall have the meaning ascribed to it under the Listing Rules;
"Companies Ordinance" or "Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"Connected Person"	shall have the meaning ascribed to it under the Listing Rules;
"Date of Grant"	the date on which an option letter is issued upon acceptance of an Offer provided that the option letter shall be issued within 7 days after the end of the acceptance period stipulated in the provisions of the Staff Share Option Scheme 2007;
"Director"	includes any person who occupies the position of a director, by whatever name called, of the Bank or otherwise as the context may require;
"Eligible Person"	any Employee (including executive Directors and Chief Executives), as the Directors may determine, in the service of the Bank or a Subsidiary;
"Employee"	any full-time or part-time employee of the Bank or its Subsidiaries;

"Exercise Period"	in respect of any particular Option, the period beginning on the first anniversary of the Date of Grant and ending on the fifth anniversary of the Date of Grant during which the Option may be exercised;
"Grantee"	any Eligible Person who accepts the Offer or (where the context permits) the legal personal representative(s) entitled to any such Option in consequence of the death of the Eligible Person (being an individual);
"Group"	the Bank and its Subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of The People's Republic of China for the time being;
"Hong Kong"	Hong Kong Special Administrative Region of The People's Republic of China;
"Latest Practicable Date"	5th March, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended, supplemented or otherwise modified from time to time;
"Notice of Annual General Meeting"	the notice convening the 2007 AGM as set out on pages 4 to 11 of this circular;
"Offer"	an offer by the Bank to an Eligible Person to accept an Option in accordance with the Staff Share Option Scheme 2007;
"Option(s)"	a right to subscribe for Shares granted pursuant to the Staff Share Option Scheme 2007;
"Option Price"	the price per share at which a Grantee may subscribe for Shares upon the exercise of an Option pursuant to the terms and conditions of the Staff Share Option Scheme 2007;
"Ordinary Resolution"	the proposed ordinary resolution as referred to in the Notice of Annual General Meeting;
"Retirement Age"	the age from time to time specified by the Bank or the Subsidiary (as the case may be) employing the relevant Eligible Person as the age at which its employees shall normally retire from service with the Bank or the Subsidiary (as the case may be);
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Shareholders"	holders of Shares;
"Share(s)"	fully paid ordinary shares of HK$2.50 each of the Bank (or such other nominal amount prevailing from time to time);
"Staff Share Option Scheme 2002"	the Staff Share Option Scheme 2002 for the employees of the Bank and its Subsidiaries adopted by the Bank at its annual general meeting on 26th March, 2002;
"Staff Share Option Scheme 2007"	the Staff Share Option Scheme 2007 to be adopted by the Bank pursuant to the Ordinary Resolution No. 5 as set out in the Notice of Annual General Meeting in its present or any amended form;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subsidiary" or "Subsidiaries"	a subsidiary or subsidiaries (within the meaning of the Companies Ordinance) for the time being and from time to time of the Bank; and
"Takeover Code"	the Hong Kong Code on Takeovers and Mergers.

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

Notice of Eighty-Eighth Annual General Meeting

NOTICE IS HEREBY GIVEN that the Eighty-eighth Annual General Meeting of the members of the Bank will be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Thursday, 12th April, 2007 at 10:30 a.m. for the following purposes:

1. To consider and adopt the Audited Accounts and the Report of the Directors and the Independent Auditor's Report for the year ended 31st December, 2006;

2. To declare a final dividend of HK$1.03 per share (with scrip option) for the year ended 31st December, 2006;

3. To re-elect Directors:

   (a) Mr. Stephen Charles LI Kwok-sze
   (b) Dr. Allan WONG Chi-yun
   (c) Mr. Aubrey LI Kwok-sing
   (d) Mr. Winston LO Yau-lai
   (e) Tan Sri Dr. KHOO Kay-peng
   (f) Dr. The Hon. Sir David LI Kwok-po

4. To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration;

As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions:

Ordinary Resolution

5. "THAT subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval for the listing of and permission to deal in the shares to be issued and allotted pursuant to the exercise of the options in accordance with the terms and conditions of the Staff Share Option Scheme 2007 of the Bank (the "Scheme 2007"), the rules of which are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the Chairman thereof, the Scheme 2007 be and is hereby approved and adopted and the Directors of the Bank be and are hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme 2007 including but without limitation:

   (a) to administer the Scheme 2007 under which options will be granted to eligible persons under the Scheme 2007 to subscribe for shares;

   (b) to modify and/or amend the Scheme 2007 from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Scheme 2007 relating to modification and/or amendment, provided always that the total number of shares subject to the Scheme 2007 shall not exceed the limits referred to therein;

(c) to issue and allot from time to time such number of shares in the capital of the Bank as may be required to be issued pursuant to the exercise of the options under the Scheme 2007 provided always that the total number of shares subject to the Scheme 2007, when aggregated with any shares subject to any other share option schemes, shall not exceed 5% of the relevant class of the issued share capital of the Bank as at the date of passing this Resolution, but the Bank may seek approval of its shareholders in general meeting for refreshing the 5% limit under the Scheme 2007 and the maximum number of shares in respect of which options may be granted under the Scheme 2007 and any other share option schemes of the Bank in issue shall not exceed 15% of the relevant class of the issued share capital of the Bank from time to time;

(d) to make application at the appropriate time or times to the Stock Exchange; and any other stock exchanges upon which the issued shares of the Bank may for the time being be listed, for listing of and permission to deal in any shares which hereafter from time to time be issued and allotted pursuant to the exercise of the options under the Scheme 2007; and

(e) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the Scheme 2007."

Special Resolution

6. "THAT the Articles of Association be and hereby amended as follows:

(a) Article 23 be amended by inserting the following words immediately after the words "in advance":

', in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up. The Board may at any time repay the amount so advanced upon giving to such member not less than three months' notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the share in respect of which it was advanced';

(b) the following new Article 23A be inserted immediately after Article 23:

'Indemnity against claims in respect of shares

23A. Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment, or empowers any government or taxing authority or government official to require the Company to make any payment, in respect of any shares held either jointly or solely by any member or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such member by the Company or in respect of any such shares or for or on account or in respect of any member and whether in consequence of:

(a) the death of such member;

(b) the non-payment of any income tax or other tax by such member;

(c) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such member or by or out of his estate; or

(d) any other act or thing;

the Company in every such case:

(i) shall be fully indemnified by such member or his executor or administrator from all liability arising by virtue of such law; and

(ii) may recover as a debt due from such member or his executor or administrator (wherever constituted or residing) any monies paid by the Company under or in consequence of any such law, together with interest thereon at the rate of 15 per cent. per annum thereon from the date of payment by the Company to the date of repayment by such member or his executor or administrator.

Nothing contained in this Article shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such member as aforesaid, his executor, administrator and estate wherever constituted or situated, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.';

(c) Article 29 be amended by inserting the following words immediately after the words "until payment":

'and expenses of the Company that may have accrued by reason of such non-payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture';

(d) the following new Article 29A be inserted immediately after Article 29:

'Extinction of interest and claims

29A. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the shareholder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Ordinance given or imposed in the case of past members.';

(e) the following new Article 48A be inserted immediately after Article 48:

'Postponement of general meeting

48A. If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the postponed meeting is provided to any Member trying to attend the meeting at the original time and place. When a meeting is so postponed, notice of the date, time and place of the postponed meeting shall be given in such manner as the Board may in its absolute discretion determine. Notice of the business to be transacted at such postponed meeting shall not be required. If a meeting is postponed in accordance with this Article, the instrument of a proxy will be valid if it is delivered and received as required by these Articles not less than 48 hours before the time appointed for holding the postponed meeting. The Board may (for the avoidance of doubt) also postpone any meeting which has been rearranged under this Article.';

(f) the following new Article 71A be inserted immediately after Article 71:

'Sending proxy with nominations

71A. The Board may at the expense of the Company send or make available, by post, electronic communication or otherwise, instruments of proxy (reply-paid or otherwise) to Members for use at any general meeting(s) or at any separate meeting(s) of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall subject to Article 48 be issued to all (and not some only) of the Members entitled to be sent a notice of the meeting and to vote thereat by proxy.';

(g) the following new Articles 72A and 72B be inserted immediately after Article 72:

'Proxy can demand poll, vote, etc

72A. An instrument of proxy shall be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit and to speak at the meeting.

Validity not affected

72B. A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the death or insanity of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.';

(h) the following new Article 98A be inserted immediately after Article 98:

'Chairman to sign minute

98A. Any such minute if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting of the Company or the Board or the committee of the Board (as the case may be) shall be sufficient evidence of the proceedings thereat and until the contrary is proved every meeting of the Company or of the Board or of a committee of the Board in respect of the proceedings whereat minutes have been so made shall be deemed to have been duly convened and held and all resolutions and proceedings stated in the said minutes to have been passed and held thereat shall be deemed to have been duly passed and held.';

(i) Article 106 be amended by inserting the words "(with power to sub-delegate)" immediately after the word "discretions" in the first sentence, inserting the words "for such time on such terms and subject to such conditions" immediately after the words "such other persons" in the first sentence, inserting the words "confer such powers either concurrently with, or to the exclusion of and in substitution for, all of the powers of the Board in that respect and may" immediately after the words "The Board may" in the second sentence, and inserting the sentence "Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee." immediately after the last sentence;

(j) the following new Article 106A be inserted immediately after Article 106:

'Powers of committees

106A. All acts done by such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors.';

(k) the following new sub-articles be inserted immediately after Article 118(C):

'(D) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion when it makes a determination pursuant to paragraph (A) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any members with registered addresses in any particular territory or territories where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such determination.';

(l) Article 121 be amended by deleting its heading "Scrip dividends" and substituting therefor the heading "Dividends in specie"; and

(m) the following new Articles 132A and 132B be inserted immediately after Article 132:

'Deemed receipt of notice

132A. Any member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was convened.

Transferee bound by notice given to transferor

132B. Every person who, by operation of law, transfer or by any other means becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.'."

Ordinary Resolutions

7. "THAT

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution, otherwise than any shares which may be issued pursuant to the following events:

(i) a rights issue;

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or

(iii) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

8. "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

9. "THAT, conditional on the passing of Resolutions in item 7 and item 8 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 7 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 8 of the Notice of this Meeting."

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 12th March, 2007

Notes:

(a) For the purpose of determining Shareholders who qualify for final dividend, the Register of Members of the Bank will be closed from Wednesday, 14th March, 2007 to Friday, 16th March, 2007, both days inclusive. In order to qualify for the final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. Tuesday, 13th March, 2007.

(b) For the purpose of determining Shareholders who are entitled to attend and vote at the 2007 AGM, the Register of Members of the Bank will be closed from Wednesday, 11th April, 2007 to Thursday, 12th April, 2007, both days inclusive. In order to qualify for attending and voting at the 2007 AGM, all transfer documents should be lodged for registration with Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. Tuesday, 10th April, 2007.

(c) For good corporate governance practice, the Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the Meeting be voted on by poll.

(d) A member entitled to attend and vote at the above Meeting may appoint a proxy to attend and vote in his place. A proxy need not be a member.

(e) The Memorandum and Articles of Association of the Bank is written in English. The Chinese version of the Resolution as set out in item 6 above on amendments of Articles of Association is a translation for reference only. Should there be any discrepancies, the English version will prevail.

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

Executive Directors:
Dr. The Hon. Sir David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*
Mr. CHAN Kay-cheung *(Deputy Chief Executive)*

Registered Office:
10 Des Voeux Road Central
Hong Kong

Non-executive Directors:
Dr. LI Fook-wo
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai
Mr. Eric LI Fook-chuen
Mr. Stephen Charles LI Kwok-sze

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong
Mr. TAN Man-kou
Mr. Kenneth LO Chin-ming

12th March, 2007

To the Shareholders

Dear Sir or Madam,

INTRODUCTION

The purpose of this circular is to provide you with information in connection with the convening of the 2007 AGM and explanation in connection with the matters to be dealt with at the 2007 AGM. For good corporate governance practice, I would direct that each of the resolutions set out in the notice of the 2007 AGM be voted on by poll.

A notice convening the 2007 AGM is set out on pages 4 to 11 of this circular.

The procedure by which Shareholders may demand a poll at any general meeting of the Bank is set out in Appendix 1 to this circular.

A proxy form for use at the 2007 AGM is enclosed. Whether or not you are able to attend the 2007 AGM, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Bank's Share Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the 2007 AGM. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2007 AGM should you so wish.

RESOLUTION (1) — ADOPTION OF THE AUDITED ACCOUNTS AND THE REPORT OF THE DIRECTORS AND THE INDEPENDENT AUDITOR'S REPORT

Annual Report 2006 incorporating the audited accounts, the Report of the Directors and the Independent Auditor's Report for the year ended 31st December, 2006 was sent together with this circular to Shareholders on the same date. The audited accounts have been reviewed by the Audit Committee.

RESOLUTION (2) — DECLARATION OF FINAL DIVIDEND WITH SCRIP OPTION

The Board has recommended a final dividend of HK$1.03 per share for the year 2006 in cash with an option to receive new, fully paid Shares in lieu of cash. Subject to the passing of Resolution (2), such final dividend will be paid on or about Friday, 13th April, 2007. The scrip dividend scheme is also conditional upon the Listing Committee of the Stock Exchange granting approval to the listing of and permission to deal in the new Shares to be issued under the scrip dividend scheme.

A circular containing details of scrip dividend scheme and the election form will be sent to Shareholders on or about Friday, 16th March, 2007.

The Register of Members will be closed from Wednesday, 14th March, 2007 to Friday, 16th March, 2007. In order to qualify for the proposed final dividend, all transfer documents should be lodged for registration with Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, by 4:00 p.m. on Tuesday, 13th March, 2007.

RESOLUTION (3) — RE-ELECTION OF DIRECTORS

In accordance with Article 75 of the Articles of Association, Mr. Stephen Charles LI Kwok-sze who was appointed on 1st May, 2006 will retire at the 2007 AGM and, being eligible, offers himself for re-election. In accordance with Articles 74A, 80, and 82 of the Articles of Association, Dr. Allan WONG Chi-yun, Mr. Aubrey LI Kwok-sing, Mr. Winston LO Yau-lai, Tan Sri Dr. KHOO Kay-peng and Dr. The Hon. Sir David LI Kwok-po will retire at the 2007 AGM and, being eligible, offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the 2007 AGM are set out in Appendix 2 to this circular.

The re-appointment of Directors has been reviewed by the Nomination Committee which made recommendation to the Board that the re-election be proposed for shareholders' approval at the 2007 AGM. The Nomination Committee has also assessed the independence of all the Bank's Independent Non-executive Directors including those to be re-elected at the 2007 AGM.

RESOLUTION (4) — RE-APPOINTMENT OF AUDITORS

The Board (which agreed with the view of the Audit Committee) recommended that, subject to the approval of Shareholders at the 2007 AGM, KPMG be re-appointed as the external auditors of the Bank for 2007.

RESOLUTION (5) — ADOPTION OF THE STAFF SHARE OPTION SCHEME 2007

The Staff Share Option Scheme 2002 was adopted by the Bank on 26th March, 2002. As the Staff Share Option Scheme 2002 will expire on 25th March, 2007, the Directors propose to recommend to Shareholders at the 2007 AGM to approve the adoption of the Staff Share Option Scheme 2007. As at the Latest Practicable Date, the Bank has not adopted any share option scheme other than the Staff Share Option Scheme 2002.

The Staff Share Option Scheme 2002 will expire on 25th March, 2007 (such that no further options could thereafter be offered under the Staff Share Option Scheme 2002 but in all other respects the provisions of the Staff Share Option Scheme 2002 shall remain in full force and effect). It is proposed that, subject to the approval of the Shareholders of its adoption at the 2007 AGM and the Stock Exchange granting the necessary approvals for the listing of and dealing in the Shares to be issued and allotted pursuant to the exercise of Options to be granted thereunder in accordance with the terms and conditions thereof, the Staff Share Option Scheme 2007 shall take effect on the date of its adoption at the 2007 AGM. Operation of the Staff Share Option Scheme 2007 will commence after all conditions precedent have been fulfilled.

The Directors consider that in order to enable the Group to attract and retain Eligible Persons of appropriate qualifications and with the necessary experience to work for the Group, it is important that the Group should continue to provide such Eligible Persons with an additional incentive by offering them an opportunity to obtain an ownership interest in the Bank and to reward them for contributing to the long term success of the business of the Group. By offering the Options to the Eligible Persons upon such terms as may be permitted under the Staff Share Option Scheme 2007, such Eligible Persons may exercise their Options at any time within the Exercise Period (where applicable, subject to any terms of the grant of such Options) to acquire a monetary gain or ownership interest in the Bank which may in turn provide a further incentive to them for advancing their performance. It is therefore proposed that the Staff Share Option Scheme 2007 for the benefit of the Eligible Persons be adopted at the 2007 AGM. The terms of the Staff Share Option Scheme 2007 is set out in Appendix 3 to this circular.

Under the Staff Share Option Scheme 2002, a total of 56,305,000 options had been granted, out of which 31,090,000 options had been exercised, 2,695,000 options have lapsed, no options have been cancelled and 22,520,000 options remain outstanding as at the Latest Practicable Date. The 22,520,000 outstanding options under the Staff Share Option Scheme 2002 are subject to different exercise periods but shall all lapse by 4th May, 2011 if unexercised. Save as aforesaid and up to the Latest Practicable Date, no other options which remain exercisable have been granted under the Staff Share Option Scheme 2002 or any other schemes. The Directors confirm that between the date of this circular and the 2007 AGM, they will not grant any further option under the Staff Share Option Scheme 2002.

As at the Latest Practicable Date, the Bank has 1,551,682,050 Shares in issue. Assuming that there is no change in the Shares in issue between the period from the Latest Practicable Date and the date of the adoption of the Staff Share Option Scheme 2007, the number of Shares that may be issued upon exercise of all Options which may be granted under the Staff Share Option Scheme 2007 and options to be granted under any other schemes of the Bank will be 77,584,102 Shares, being 5 per cent. of the Shares in issue as at the Latest Practicable Date. Such 5 per cent. limit under the Staff Share Option Scheme 2007 is lower than the 10 per cent. limit allowable under the Listing Rules and is set voluntarily by the Bank, as the Bank does not intend or anticipate the need to grant Options beyond the 5 per cent. limit.

In respect of the operation of the Staff Share Option Scheme 2007, the Bank will comply with all relevant requirements under Chapter 17 of the Listing Rules.

VALUE OF THE OPTIONS

The estimated fair value of all Options that can be granted under the Scheme 2007, calculated on the basis of the trinomial lattice model, was HK$620,672,816.00 as at 5th March, 2007, being the Latest Practicable Date. The assumptions used in such calculation include an exercise price of HK$45.15 per Share, a share price of HK$40.25 per Share, a risk-free interest rate of 4.10 per cent. (being the rate prevailing on the Exchange Fund Notes for 5 years), an expected dividend rate of 10.51 per cent. (based on historical dividends), an expected volatility rate of 33.58 per cent. based on the historic volatility (calculated based on the weighted average remaining life of the Options), adjusted for any expected changes to future volatility due to publicly available information. Shareholders should note that such estimated fair value of all Options is subject to a number of subjective assumptions including the key assumptions as described above and that, more importantly, the above estimation is solely based on an application of the trinomial lattice model. The trinomial lattice model was developed to estimate the fair value of publicly traded options that have no vesting restrictions and are fully transferable. Although the Bank has taken professional advice for the purpose of determining the above estimated fair value, it is an estimate provided for information only in order to comply with the requirements of the Listing Rules. Shareholders should be warned that the estimate may not reflect the actual value of the Options given that changes in the subjective assumptions used in the calculation could materially affect the estimated fair value of Options, and hence the actual value could vary significantly from the estimated fair value. In addition, Shareholders should also be warned that the amount stated only relates to the estimated fair value as at 5th March, 2007 and the valuation of the Options after that date may and is subject to change. However, in compliance with the Listing Rules, estimated fair valuations will be provided based on the trinomial lattice model or other model in accordance with the relevant applicable accounting standards as at the end of the relevant financial period for any interim or final results of the Bank.

CONDITIONS PRECEDENT OF THE STAFF SHARE OPTION SCHEME 2007

The adoption of the Staff Share Option Scheme 2007 is subject to the following conditions:

(a) the approval of the Shareholders for the adoption of the Staff Share Option Scheme 2007; and

(b) the Listing Committee of the Stock Exchange granting approval for the listing of and permission to deal in the Shares to be issued and allotted pursuant to the exercise of the Options to be granted thereunder in accordance with the terms and conditions of the Staff Share Option Scheme 2007.

Subject to satisfaction of the above conditions, the total number of Shares which may be issued upon exercise of all Options to be granted under the Staff Share Option Scheme 2007 and options to be granted under any other schemes of the Bank shall not, in aggregate, exceed 5 per cent. of the Shares in issue as at the date of approval of the Staff Share Option Scheme 2007. Under the terms of the Staff Share Option Scheme 2007, the Bank may obtain approval from its Shareholders to refresh the 5 per cent. limit. However, the maximum number of Shares which may be issued upon exercise of all options outstanding and yet to be exercised under the Staff Share Option Scheme 2007 and any other schemes shall not exceed 15 per cent. of the Shares in issue from time to time.

An application has been made to the Stock Exchange for obtaining the approval above-mentioned.

The Staff Share Option Scheme 2007 may be altered in any respect by resolution of the Board except that the terms referred to in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Grantees or prospective Grantees except with the prior approval of the Shareholders in general meeting. Once the Staff Share Option Scheme 2007 is adopted, any alterations to the terms and conditions thereof, which are of a material nature, must be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the Staff Share Option Scheme 2007. The amended terms of the Staff Share Option Scheme 2007 and all Options must continue to comply with the relevant requirements of Chapter 17 of the Listing Rules.

RESOLUTION (6) — AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The proposed amendments to the Articles of Association mainly serve to clarify existing practices of the Bank and codify certain existing requirements under the law. The Directors have proposed these amendments with a view to increasing the flexibility of certain internal matters of the Bank and to bring them more in line with market practices. The proposal also contains some housekeeping amendments.

Details of the proposed amendments to the Articles of Association are set out in Appendix 4 to this circular.

RESOLUTIONS (7), (8) AND (9) — GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Bank held on 7th April, 2006, approval was given by Shareholders for the granting of, inter alia, the general mandates to the Directors (i) to allot, issue and otherwise deal with Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Bank; and (ii) to repurchase Shares on the Stock Exchange up to 10% of the aggregate nominal amount of the issued share capital of the Bank, as at the date of passing the relevant resolutions. In accordance with the terms of the approval, these general mandates will shortly expire on 12th April, 2007 upon the conclusion of the 2007 AGM. To keep in line with the current corporate practice, the grant of fresh general mandates for the same purposes is being sought from Shareholders and the ordinary resolutions to grant these mandates to the Directors will be proposed at the 2007 AGM.

Based on the 1,551,682,050 Shares in issue as at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Bank after the Latest Practicable Date and up to the passing of the relevant resolution), the Bank will therefore be allowed under the mandate to issue a maximum of 155,168,205 Shares.

The Explanatory Statement required by the Listing Rules to be sent to Shareholders in connection with the proposed share repurchase resolution is set out in Appendix 5 to this circular.

Conditional upon the passing of the Resolutions (7) and (8), an ordinary resolution to authorise the Directors to exercise the powers to allot, issue and dispose of additional Shares of the Bank under the general mandate to issue shares in respect of the aggregate nominal amount of the share capital in the Bank repurchased by the Bank will also be proposed for approval by Shareholders at the 2007 AGM.

RECOMMENDATION

Your Directors consider that the above proposals are in the interests of the Bank and its Shareholders and accordingly recommend that all Shareholders vote in favour of the resolutions to be proposed at the 2007 AGM.

Yours faithfully,
David LI Kwok-po
Chairman and Chief Executive

Article 57 of the Articles of Association sets out the procedure by which Shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Ordinance, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least five Members present in person or by proxy and entitled to vote; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

The following are the particulars of the six Directors proposed to be re-elected at the 2007 AGM:

1. **Mr. Stephen Charles LI Kwok-sze**
BSc (Hons.), ACA, Non-Executive Director

Mr. Li, aged 47, was appointed a Director in 2006. He is a member of the Institute of Chartered Accountants in England and Wales. He currently holds directorships in several funds managed by INTL Consilium, LLC. He has over 16 years experience in investment banking, having held senior capital markets positions with international investment banks in London and Hong Kong. Mr. Li holds a Bachelor of Science (Hons.) Degree in Mathematics from King's College, University of London, U.K. Save as disclosed above, Mr. Li has not held any directorship in other listed public companies during the last three years.

Save as disclosed above, Mr. Li does not hold any position with the Bank or with other members of the Group. Mr. Li has not entered into any service contract with the Bank. In accordance with the Articles of Association, Mr. Li shall retire as a Director at the 2007 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. With effect from 2007, Mr. Li will receive a director's fee of HK$200,000 (previously HK$100,000) per annum.

Mr. Li is the cousin of Dr. The Hon. Sir David LI Kwok-po, Chairman and Chief Executive of the Bank, and also the cousin of Mr. Aubrey LI Kwok-sing, a Non-executive Director of the Bank. He is also the nephew of Dr. LI Fook-wo and Mr. Eric LI Fook-chuen, both are Non-executive Directors of the Bank. Save as disclosed, Mr. Li is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Li was the beneficial owner of 11,365,240 Shares (0.73%), and he was deemed to be interested in 446,066 Shares (0.03%) through the interests of his children under the age of 18. Of the remaining 1,832,842 Shares (0.12%), (i) 1,681,400 Shares (0.11%) were held by a discretionary trust of which Mr. Li, his spouse and his children under the age of 18 were beneficiaries and (ii) 151,442 Shares (0.01%) were held by a discretionary trust of which his children under the age of 18 were beneficiaries.

There is no information relating to Mr. Li that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

2. **Dr. Allan WONG Chi-yun**
SBS, MBE, BSc, MSEE, Hon. DTech, JP, Independent Non-executive Director, Chairman of the Remuneration Committee, Member of the Audit Committee and the Nomination Committee

Dr. Wong, aged 56, was appointed a Director in 1995. Dr. Wong is the Chairman and Group Chief Executive Officer of VTech Holdings Limited and is also an independent non-executive director of China-Hongkong Photo Products Holdings Ltd. and Li & Fung Ltd. and the Vice Chairman of Oasis Airlines Hong Kong Limited. Save as disclosed above, Dr. Wong has not held any directorship in other listed public companies during the last three years.

Dr. Wong holds a Bachelor of Science degree in electrical engineering from the University of Hong Kong, a Master of Science degree in electrical and computer engineering from the University of Wisconsin and an honorary degree of Doctor of Technology from the Hong Kong Polytechnic University. He is the Chairman of the Hong Kong Applied Science and Technology Research Institute and a member of the Council of Advisors on Innovation and Technology.

Save as disclosed above, Dr. Wong does not hold any position with the Bank or with other members of the Group. Dr. Wong has not entered into any service contract with the Bank. In accordance with the Articles of Association, Dr. Wong shall retire as a Director at the 2007 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. With effect from 2007, Dr. Wong will receive a director's fee of HK$200,000 (previously HK$100,000) per annum. He will also receive a Remuneration Committee Chairman's fee of HK$50,000 (previously HK$20,000) per annum; an Audit Committee member's fee of HK$60,000 (previously HK$10,000) per annum and a Nomination Committee member's fee of HK$30,000 (previously HK$10,000) per annum.

Dr. Wong is the nephew of Mr. WONG Chung-hin, an Independent Non-executive Director of the Bank. Saved as disclosed, Dr. Wong is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Dr. Wong was deemed to be interested in 124 Shares through the interests of his spouse, Ms. Margaret KWOK Chi-wai. He was also deemed to be interested in 10,482,901 (0.68%) Shares held by a discretionary trust, The Wong Chung Man 1984 Trust, of which Dr. Wong was a founder.

There is no information relating to Dr. Wong that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

3. **Mr. Aubrey LI Kwok-sing**

BSc, MBA, Non-executive Director, Member of the Nomination Committee and the Remuneration Committee

Mr. Li, aged 57, was appointed a Director in 1995. He is a director of Management Capital Limited. Mr. Li possesses extensive experience in the fields of investment banking, merchant banking and capital markets. Mr. Li is also a director of ABC Communications (Holdings) Limited, Cafe de Coral Holdings Limited, China Everbright International Limited, CNPC (Hong Kong) Limited, Kowloon Development Co. Ltd, Pokfulam Development Company Limited and Value Partners China Greenchip Fund Limited. He is the Chairman of Atlantis Asian Recovery Fund plc. Mr. Li was also a director of Chinney Alliance Group Limited. Save as disclosed above, Mr. Li has not held any directorship in other listed public companies during the last three years.

Save as disclosed above, Mr. Li does not hold any position with the Bank or with other members of the Group. Mr. Li has not entered into any service contract with the Bank. In accordance with the Articles of Association, Mr. Li shall retire as a Director at the 2007 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. With effect from 2007, Mr. Li will receive a director's fee of HK$200,000 (previously HK$100,000) per annum. He will also receive a Remuneration Committee member's fee of HK$30,000 (previously HK$10,000) per annum and a Nomination Committee member's fee of HK$30,000 (previously HK$10,000) per annum.

Mr. Li is the son of Dr. LI Fook-wo, a Non-executive Director of the Bank. He is the cousin of Dr. The Hon. Sir David LI Kwok-po, Chairman and Chief Executive of the Bank, and Mr. Stephen Charles LI Kwok-sze, a Non-executive Director of the Bank. He is also the nephew of Mr. Eric LI Fook-chuen, a Non-executive Director of the Bank. Saved as disclosed, Mr. Li is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Li was the beneficial owner of 23,391 Shares (0.002%) and he was deemed to be interested in 15,738 Shares (0.001%) through the interests of his spouse, Ms. Elizabeth WOO. 30,655,378 Shares (1.98%) were held by The Fook Wo Trust, a discretionary trust in which Mr. Li was one of the discretionary beneficiaries.

There is no information relating to Mr. Li that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

4. **Mr. Winston LO Yau-lai**
SBS, BSc, MSc, Independent Non-executive Director, Chairman of the Audit Committee and Member of the Remuneration Committee

Mr. Lo, aged 65, was appointed a Director in 2000. Mr. Lo is the Executive Chairman of Vitasoy International Holdings Limited. He is a director of Ping Ping Investment Company Ltd. Save as disclosed above, Mr. Lo has not held any directorship in other listed public companies during the last three years.

Mr. Lo is a Member of the National Committee of the Chinese People's Political Consultative Conference and a Member to the Court of the Hong Kong University of Science and Technology. He is also the Vice President of the Council of Outward Bound Trust of Hong Kong.

Save as disclosed above, Mr. Lo does not hold any position with the Bank or with other members of the Group. Mr. Lo has not entered into any service contract with the Bank. In accordance with the Articles of Association, Mr. Lo shall retire as a Director at the 2007 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. With effect from 2007, Mr. Lo will receive a director's fee of HK$200,000 (previously HK$100,000) per annum. He will also receive an Audit Committee Chairman's fee of HK$100,000 (previously HK$20,000) per annum and a Remuneration Committee member's fee of HK$30,000 (previously HK$10,000) per annum.

Mr. Lo is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Lo is not interested in any Shares of the Bank within the meaning of Part XV of the SFO.

There is no information relating to Mr. Lo that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

5. **Tan Sri Dr. KHOO Kay-peng**
PSM, DPMJ, KMN, JP, Hon. DLitt, Hon. LLD, Non-executive Director

Tan Sri Dr. Khoo, aged 68, was appointed a Director in 2001. Dr. Khoo is the Chairman and Chief Executive of Malayan United Industries Berhad Group ("The MUI Group"), a Malaysia-based corporation with diversified business operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He also holds directorships in Pan Malaysian Industries Berhad and MUI Properties Berhad in Malaysia. Dr. Khoo is also the Chairman of Laura Ashley Holdings Plc and Corus Hotels plc in UK, and Morning Star Resources Limited in Hong Kong. He is also a director of SCMP Group Limited in Hong Kong. Save as disclosed above, Dr. Khoo has not held any directorship in other listed public companies during the last three years.

Dr. Khoo is a board member of Northwest University, Seattle, USA and serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council. Previously, Tan Sri Dr. Khoo had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad (Maybank), a trustee of the National Welfare Foundation, Malaysia, and a trustee of the Regent University, Virginia, USA.

Save as disclosed above, Dr. Khoo does not hold any position with the Bank or with other members of the Group. Dr. Khoo has not entered into any service contract with the Bank. In accordance with the Articles of Association, Dr. Khoo shall retire as a Director at the 2007 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. With effect from 2007, Dr. Khoo will receive a director's fee of HK$200,000 (previously HK$100,000) per annum.

Dr. Khoo is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Dr. Khoo was deemed to be interested in 1,000,000 (0.06%) Shares which were held through Bonham Industries Limited, a company in which he held 99.9% of the issued capital.

There is no information relating to Dr. Khoo that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

6. **Dr. The Hon. Sir David LI Kwok-po**
GBS, OBE, MA, Hon. LLD (Cantab), Hon. DSocSc, Hon. LHD, Hon. DBA, FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur, Chairman and Chief Executive and Member of the Nomination Committee

Sir David, aged 67, joined the Bank in 1969. He was appointed a Director in 1977, Chief Executive in 1981, Deputy Chairman in 1995 and Chairman in 1997. Sir David is also a director of various members of the Group. He is the Chairman and a Member of various Committees appointed by the Board.

Sir David is a Member of both the Executive Council and the Legislative Council of Hong Kong. He is a Member of the Banking Advisory Committee and a Member of the Council of the Treasury Markets Association. Sir David is the Pro-Chancellor of the University of Hong Kong, an Honorary Adviser of the Business and Economics Association of HKUSU and an Advisory Committee Member of the Chinese University of Hong Kong S.H. Ho College.

Sir David is the Chairman of The Chinese Banks' Association, Limited, and the Chairman of the Council and Executive Committee of the Hong Kong Management Association. He is the Honorary Advisor of The International Chamber of Commerce — Hong Kong, China and the First Honorary Chairman of Hong Kong Chamber of Commerce in China. He is also the Honorary Chairman of the Chamber of Hong Kong Listed Companies. Sir David is the Vice President of the Council of the Hong Kong Institute of Bankers, the Chairman of Saint Joseph's College Foundation Limited and a Member of the Advisory Council to the Australian International School Board. He is also an Emeritus Trustee of the Cambridge Foundation and a Trustee of the Cambridge Overseas Trust. Sir David is the Chairman of the Advisory Board of The Salvation Army, Hong Kong and Macau Command, the Chairman of the Executive Committee of St. James' Settlement and he also serves on Hong Kong Red Cross Advisory Board.

Sir David is a Director of China Merchants China Direct Investments Limited, China Overseas Land & Investment Limited, COSCO Pacific Limited, Dow Jones & Company, Inc., Guangdong Investment Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, Hong Kong Interbank Clearing Limited, The Hong Kong Mortgage Corporation Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and Vitasoy International Holdings Limited. He was a director of AviChina Industry & Technology Company Limited, Chelsfield Plc., Henderson Cyber Limited and Sime Darby Berhad. Save as disclosed above, Sir David has not held any directorship in other listed public companies during the last three years.

Sir David is a member of the Board of Trustees of Asia Society International Council and Asia Business Council. He serves on the advisory board of Capital magazine and the international advisory boards of Carlos P. Romulo Foundation for Peace and Development, Federal Reserve Bank of New York's International Advisory Committee, Hospital for Special Surgery, Lafarge, Scripps International Network and Sirocco Aerospace International SAE. Sir David is the Chairman of INSEAD East Asia National Council, the Non-executive Chairman for Edelman Asia-Pacific and a Senior Adviser of Metrobank.

Sir David is employed as the Chief Executive of the Bank, whose service contract is on a five-year term commencing 1st April, 2004. In accordance with the Articles of Association, Sir David shall retire as a Director at the 2007 AGM and, being eligible, shall be re-elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Bank held in the third year following the year of his appointment and on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment. The fees payable to Directors are determined by the Board with reference to market trends. With effect from 2007, as Chairman of the Board, Sir David will receive a director's fee of HK$300,000 (previously HK$200,000) per annum. He will also receive a Nomination Committee member's fee of HK$30,000 (previously HK$10,000) per annum.

Sir David is the nephew of Dr. LI Fook-wo and Mr. Eric LI Fook-chuen, both are Non-executive Directors of the Bank. He is also the cousin of Mr. Aubrey LI Kwok-sing and Mr. Stephen Charles LI Kwok-sze, both are Non-executive Directors of the Bank. Save as disclosed, Sir David is not or was not connected with any Directors and the senior management of the Bank. The Bank does not have a substantial or controlling shareholder (as defined in the Listing Rules) as at the Latest Practicable Date.

As at the Latest Practicable Date, Sir David was the beneficial owner of 28,813,037 Shares (1.86%) and he was deemed to be interested in 1,247,929 Shares (0.08%) through the interests of his spouse, Ms. Penny POON Kam-chui, in addition to the share options being granted to him to subscribe for 4,850,000 (0.31%) Shares pursuant to the Staff Share Option Schemes of the Bank (details of such share options were disclosed in the Annual Report 2006 under the section heading "Information on Share Options" in the Report of the Directors).

There is no information relating to Sir David that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

THE STAFF SHARE OPTION SCHEME 2007

The following are the terms of the Staff Share Option Scheme 2007 to be submitted to the Shareholders for adoption at the 2007 AGM:

1. Purpose of the Staff Share Option Scheme 2007

1.1 The Staff Share Option Scheme 2007 is a share incentive scheme and is established to recognise and acknowledge the contributions that Eligible Persons (as defined below) had made or may make to the Group.

1.2 The Staff Share Option Scheme 2007 will provide the Eligible Persons with an opportunity to have a personal stake in the Bank with the view to motivating the Eligible Persons to optimise their performance and efficiency for the benefit of the Group.

2. Conditions of the Staff Share Option Scheme 2007

2.1 The Staff Share Option Scheme 2007 shall take effect subject to the passing of the necessary resolution to adopt the Staff Share Option Scheme 2007 by the Shareholders in the 2007 AGM of the Bank and is conditional upon the Stock Exchange granting approval for the listing of and permission to deal in any Shares to be issued and allotted by the Bank pursuant to the exercise of Options to be granted thereunder in accordance with the terms and conditions of the Staff Share Option Scheme 2007.

2.2 If any of the above conditions are not satisfied on or before 12th May, 2007, the Staff Share Option Scheme 2007 shall forthwith determine and no person shall be entitled to any rights or benefits or be under any obligations under or in respect of the Staff Share Option Scheme 2007.

2.3 References in clause 2.1 to the Stock Exchange granting the approval referred to therein shall include where such approval is granted subject to conditions.

3. Duration and Administration

3.1 Subject to clauses 2 and 13, the Staff Share Option Scheme 2007 shall be valid and effective for a period of 5 years commencing on the Adoption Date, after which no further Options will be issued but the provisions of the Staff Share Option Scheme 2007 shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior thereto or otherwise as may be required in accordance with the provisions of the Staff Share Option Scheme 2007.

3.2 The Staff Share Option Scheme 2007 shall be subject to the administration of the Board whose decision (save as otherwise provided herein) shall be final and binding on all parties. Without prejudice to the generality of the foregoing, the Board shall have the absolute discretion to:

(a) interpret and construe the provisions of the Staff Share Option Scheme 2007;

(b) subject to clauses 4, 5, 6 and 8, determine the persons who will be awarded Options under the Staff Share Option Scheme 2007, and the number and Option Price of Options awarded thereto;

(c) determine the Exercise Period and other relevant terms and conditions for each Option;

(d) subject to clauses 10 and 13, make such appropriate and equitable adjustments to the terms of Options granted under the Staff Share Option Scheme 2007 as it deems necessary;

(e) subject to clause 13, adopt rules and regulations for carrying out the Staff Share Option Scheme 2007;

(f) prescribe the form or forms of instruments to be issued as evidence of any Options granted under the Staff Share Option Scheme 2007; and

(g) make such other decisions or determinations as it shall deem appropriate in the administration of the Staff Share Option Scheme 2007.

4. Eligibility Criteria

The Board may at its discretion grant Options to any Employee (including executive Directors and Chief Executives) of the Group.

5. Grant of Options

5.1 On and subject to the terms of the Staff Share Option Scheme 2007, the Board shall be entitled at any time on a Business Day within 5 years commencing on the Adoption Date to offer the grant of an Option to any Eligible Person as the Board may in its absolute discretion select in accordance with clause 4.

5.2 No fee shall be payable upon acceptance of an Offer. For value received, an Offer of the grant of an Option shall be accepted when the Bank receives the duly signed offer letter from the Grantee but in any event no later than 14 days after the date of the offer letter. Upon acceptance of the Offer, the Bank shall on the Date of Grant issue an option letter in such form as the Board may from time to time determine.

5.3 Subject to the provisions of the Staff Share Option Scheme 2007, the Listing Rules and other applicable rules and regulations, the Board may, on a case by case basis and at its discretion when offering the grant of an Option, impose any conditions, restrictions or limitations (other than generally applicable conditions, restrictions or limitation on the exercise of Option relating to the achievement of operating or financial targets) in relation thereto additional to those expressly set forth in the Staff Share Option Scheme 2007 as it may think fit (but which shall be stated in the letter containing the

Offer of the grant of the Option). These additional conditions, restrictions and limitations include (without prejudice to the generality of the foregoing), the continuing compliance of such terms and conditions that may be attached to the grant of the Option, failing which the Option (to the extent that it has not already been exercised) shall lapse unless otherwise resolved to the contrary by the Board. The Bank does not and will not impose any generally applicable conditions, restrictions or limitations on the exercise of Options relating to the achievement of operating or financial targets.

5.4 Without prejudice to the generality of the foregoing and subject to the Listing Rules and clause 6, the Board may grant Options in respect of which the Option Price is fixed at different prices for different periods during the Exercise Period.

5.5 The Board shall not offer the grant of an Option to any Eligible Person (i) after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been announced pursuant to the relevant requirements of the Listing Rules; or (ii) within such period (as the Listing Rules may require from time to time) immediately preceding the earlier of the date of the Board meeting for the approval of the Bank's results and the deadline for the Bank to publish its results announcement under the Listing Rules, until such information has been announced pursuant to the relevant requirements of the Listing Rules.

5.6 Without prejudice to clauses 5.1 to 5.5 above, any grant of Options to an executive Director, Chief Executive or substantial shareholder (as defined in the Listing Rules) of the Bank must be approved by the independent non-executive Directors. Where Options are proposed to be granted to a substantial shareholder (as defined in the Listing Rules) of the Bank or any of their respective Associates, which will result in the total number of Shares issued and to be issued upon exercise of the share options granted or to be granted to such person under the Staff Share Option Scheme 2007 and any other schemes of the Bank (including exercised, cancelled and outstanding share options) in the 12-month period immediately preceding and including the date of such grant to such person exceeding 0.1% of the Shares in issue as at the date of such grant and HK$5 million in value in aggregate, based on the closing price of the Shares at the date of each grant, then the proposed grant must be subject to the approval by the Shareholders at a general meeting taken on a poll. All Connected Persons of the Bank must abstain from voting in favour of the proposed grant at such general meeting. A circular must be despatched to the Shareholders explaining the proposed grant, disclosing the number and terms of the Options to be granted and containing a recommendation from the independent non-executive Directors on whether or not to vote in favour of the proposed grant.

5.7 For the avoidance of doubt, the requirements for the granting of Options to an executive Director or Chief Executive of the Bank do not apply where the Eligible Person is only a proposed executive Director or Chief Executive of the Bank.

6. Option Price

6.1 The Option Price shall be a price determined by the Board and notified to each Grantee (in the letter containing the Offer of the grant of the Option) and shall not be less than the highest of:

(a) the closing price of a Share as stated in the Stock Exchange's daily quotations sheet on the date of grant of the relevant Option, which must be a Business Day;

(b) an amount equivalent to the average closing price of a Share as stated in the Stock Exchange's daily quotation sheets for the 5 Business Days immediately preceding the date of grant of the relevant Option; and

(c) the nominal value of a Share.

6.2 The Option Price shall also be subject to any adjustments made in a situation contemplated under clause 10.

7. Exercise Of Options

7.1 An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option, failing which the Option (to the extent it has not already been exercised) shall lapse.

7.2 Subject to the relevant Exercise Period and the other terms and conditions of the grant, an Option shall be exercised in whole or in part by the Grantee (but only in respect of such multiples of Shares as may be determined by the Bank in the Offer) by giving notice in writing to the Bank stating that the Option is thereby exercised and the number of Shares in respect of which it is exercised. Each such notice must be accompanied by a remittance for the full amount of the Option Price for the Shares in respect of which the notice is given. Any notice given without such relevant remittance shall be invalid. Within the period from the 6th to 12th Business Days (excluding any period(s) of closure of the Bank's share registers) after receipt of the notice together with remittance of the relevant Option Price in full and, where appropriate, receipt of the Auditors' certificate or the independent financial adviser's certificate pursuant to clause 10, the Bank shall allot the relevant number of Shares to the Grantee credited as fully paid and issue to the Grantee a share certificate in respect of the Shares so allotted.

7.3 Subject as hereinafter provided, an Option may be exercised by the Grantee at any time during the applicable Exercise Period, provided that:

(a) in the event of death of the Grantee before exercising the Option in full, his legal personal representatives may exercise the Option up to the Grantee's entitlement (to the extent exercisable as at the date of his death and not exercised) within the period of 12 months following his death or such longer period as the Board may determine;

(b) where the Grantee's employment is terminated on the ground of disability due to physical injury, the Grantee may exercise the Option (to the extent exercisable as at the date on which such Grantee ceases to be an Employee and not exercised) within 6 months following such cessation or such longer period as the Board may determine;

(c) if the Grantee ceases to be an Employee by reason of retirement in accordance with his contract of employment, then he may exercise all his Options within 12 months after such cessation or, if the Directors in their absolute discretion determine, 12 months after the date of his reaching the Retirement Age where the retirement takes effect prior to such date. Any Options not so exercised shall lapse and determined at the end of the relevant 12-month period;

(d) if the Grantee ceases to be an Employee by reason of termination of his employment by the Bank or the Subsidiary (as the case may be) employing him upon any of the following grounds, then all his Options shall lapse and terminate on the date of such cessation:

(i) wilfully disobeying a lawful and reasonable order;

(ii) misconducting himself, such conduct being inconsistent with the due and faithful discharge of his duties;

(iii) being guilty of fraud or dishonesty;

(iv) being habitually neglectful in his duties; or

(v) upon any other grounds on which the Bank or the Subsidiary (as the case may be) employing him would be entitled to terminate the contract of employment without notice at common law;

(e) if the Grantee ceases to be an Employee by resignation, all of his Options (to the extent not already exercised) shall lapse on the date of actual termination of employment;

(f) if any of the following events occurs, all of the Grantee's Options shall lapse immediately (to the extent not already exercised):

(i) any liquidator, provisional liquidator, receiver or any person carrying out any similar function has been appointed anywhere in the world in respect of the whole or any part of the asset or undertaking of the Grantee;

(f) the date when the proposed compromise or arrangement becomes effective in respect of the situation contemplated in clause 7.3(j);

(g) the date on which a situation as contemplated under clause 7.1 arises; or

(h) the date on which the Grantee commits a breach of any terms or conditions attached to the grant of the Option, unless otherwise resolved to the contrary by the Board.

9. Maximum Number Of Shares

9.1 Subject to clauses 9.2, 9.3 and 9.4, the maximum number of Shares in respect of which Options may be granted under the Staff Share Option Scheme 2007 and any other schemes involving the issue or grant of options or similar rights over Shares or other securities by the Bank shall not, in aggregate, exceed 5 per cent. of the Shares in issue as at the date of approval of the Staff Share Option Scheme 2007 (the "Scheme Mandate Limit") unless such issue or grant is approved by the Shareholders pursuant to clause 9.3.

9.2 Subject to clauses 9.3 and 9.4, the Scheme Mandate Limit may be refreshed by the Shareholders in general meeting from time to time provided always that the Scheme Mandate Limit so refreshed must not exceed 5 per cent. of the Shares in issue as at the date of approval of such refreshment by Shareholders in general meeting. Upon such refreshment, all Options granted under the Staff Share Option Scheme 2007 and any other share options schemes of the Bank (including those exercised, outstanding, cancelled, lapsed in accordance with the terms of the Staff Share Option Scheme 2007 or any other share option schemes of the Bank) prior to the approval of such refreshment shall not be counted for the purpose of calculating whether the refreshed Scheme Mandate Limit has been exceeded. A circular must also be sent to the Shareholders containing such information from time to time required by the Stock Exchange.

9.3 Subject to clause 9.4, the Board may seek separate Shareholders' approval in general meeting to grant Options beyond the Scheme Mandate Limit provided that the Options in excess of the Scheme Mandate Limit are granted only to the Eligible Persons specified by the Bank before such approval is sought and the Bank must issue a circular to the Shareholders containing such information from time to time required by the Stock Exchange in relation to any such proposed grant to such Eligible Persons.

9.4 The maximum number of Shares which may be issued upon the exercise of all outstanding Options granted and yet to be exercised under the Staff Share Option Scheme 2007 and any other schemes involving the issue or grant of options or similar rights over Shares or other securities by the Bank must not, in aggregate, exceed 15 per cent. of the Shares in issue from time to time. Notwithstanding anything contrary to the terms of the Staff Share Option Scheme 2007, no options may be granted under any schemes of the Bank (including the Staff Share Option Scheme 2007) if this will result in the said 15 per cent. limit being exceeded.

7.3 Subject as hereinafter provided, an Option may be exercised by the Grantee at any time during the applicable Exercise Period, provided that:

(a) in the event of death of the Grantee before exercising the Option in full, his legal personal representatives may exercise the Option up to the Grantee's entitlement (to the extent exercisable as at the date of his death and not exercised) within the period of 12 months following his death or such longer period as the Board may determine;

(b) where the Grantee's employment is terminated on the ground of disability due to physical injury, the Grantee may exercise the Option (to the extent exercisable as at the date on which such Grantee ceases to be an Employee and not exercised) within 6 months following such cessation or such longer period as the Board may determine;

(c) if the Grantee ceases to be an Employee by reason of retirement in accordance with his contract of employment, then he may exercise all his Options within 12 months after such cessation or, if the Directors in their absolute discretion determine, 12 months after the date of his reaching the Retirement Age where the retirement takes effect prior to such date. Any Options not so exercised shall lapse and determined at the end of the relevant 12-month period;

(d) if the Grantee ceases to be an Employee by reason of termination of his employment by the Bank or the Subsidiary (as the case may be) employing him upon any of the following grounds, then all his Options shall lapse and terminate on the date of such cessation:

(i) wilfully disobeying a lawful and reasonable order;

(ii) misconducting himself, such conduct being inconsistent with the due and faithful discharge of his duties;

(iii) being guilty of fraud or dishonesty;

(iv) being habitually neglectful in his duties; or

(v) upon any other grounds on which the Bank or the Subsidiary (as the case may be) employing him would be entitled to terminate the contract of employment without notice at common law;

(e) if the Grantee ceases to be an Employee by resignation, all of his Options (to the extent not already exercised) shall lapse on the date of actual termination of employment;

(f) if any of the following events occurs, all of the Grantee's Options shall lapse immediately (to the extent not already exercised):

(i) any liquidator, provisional liquidator, receiver or any person carrying out any similar function has been appointed anywhere in the world in respect of the whole or any part of the asset or undertaking of the Grantee;

(ii) there is unsatisfied judgment, order or award outstanding against the Grantee or the Bank has reason to believe that the Grantee is unable to pay or have no reasonable prospect of being able to pay his debts;

(iii) there are circumstances which entitle any person to take any action, appoint any person, commence proceedings or obtain any order of the type mentioned in sub-clauses (i) and (ii) above;

(iv) a bankruptcy order has been made against the Grantee in any jurisdiction; or

(v) a petition for bankruptcy has been presented against the Grantee in any jurisdiction;

(g) if the Grantee ceases to be an Employee for any reason other than as described in sub-clauses (a), (b), (c), (d), (e) and (f) above, then any Options exercisable at the date he so ceases may be exercised to the extent then exercisable within 3 months of the date he so ceases (but shall otherwise lapse and determine) provided that in any such case the Directors in their absolute discretion may otherwise determine subject to such conditions or limitations as the Directors may decide;

(h) if a general offer (whether by way of takeover offer or scheme of arrangement or otherwise in like manner) is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and such offer becomes or is declared unconditional (within the meaning of the Takeover Code), the Grantee shall be entitled to exercise the Option (to the extent exercisable as at the date on which the general offer becomes or is declared unconditional and not exercised) in full or in part at any time within one month after the date on which the offer becomes or is declared unconditional (within the meaning of the Takeover Code);

(i) in the event notice is given by the Bank to its Shareholders to convene a Shareholders' meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind up the Bank, the Bank shall forthwith give notice thereof to the Grantee and the Grantee may, by notice in writing to the Bank accompanied by the remittance for the total Option Price payable in respect of the exercise of the relevant Option (such notice to be received by the Bank not later than two Business Days (excluding any period(s) of closure of the Bank's share registers) prior to the proposed meeting) exercise the Option (to the extent exercisable as at the date of the notice to the Grantee and not exercised) either in full or in part and the Bank shall, as soon as possible and in any event no later than the Business Day (excluding any period(s) of closure of the Bank's share registers) immediately prior to the date of the proposed Shareholders' meeting, allot and issue such number of Shares to the Grantee which falls to be issued on such exercise; and

(j) in the event of a compromise or arrangement between the Bank and its Shareholders or creditors being proposed in connection with a scheme for the reconstruction or amalgamation of the Bank (other than any relocation schemes as contemplated in Rule 7.14(3) of the Listing Rules), the Bank shall give notice thereof to all Grantees on the same date as it gives notice of the meeting to its Shareholders or creditors to consider such a scheme of arrangement, and thereupon the Grantee may, by notice in writing to the Bank accompanied by the remittance for the total Option Price payable in respect of the exercise of the relevant Option (such notice to be received by the Bank not later than two Business Days (excluding any period(s) of closure of the Bank's share registers) prior to the proposed meeting) exercise the Option (to the extent exercisable as at the date of the notice to the Grantee and not exercised) either in full or in part and the Bank shall, as soon as possible and in any event no later than the Business Day (excluding any period(s) of closure of the Bank's share registers) immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the Grantee which falls to be issued on such exercise credited as fully paid and registered the Grantee as holder thereof.

7.4 The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the Articles of Association in force as at the Allotment Date and shall rank pari passu in all respects with the existing fully paid Shares in issue on the Allotment Date and accordingly shall entitle the holders to participate in all dividends or other distributions paid or made after the Allotment Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the Allotment Date. A Share allotted upon the exercise of an Option shall not carry voting rights until the name of the Grantee has been duly entered into the register of Shareholders as the holder thereof.

7.5 Without prejudice to the generality of the foregoing, the Grantee may only exercise an Option subject to any restrictions as may be reasonably imposed by the Board from time to time with a view to ensure or facilitate compliance with any relevant law, mandatory rules and/or regulations binding the Bank, particularly those relating to insider dealing and other prohibitions under the Listing Rules.

8. Lapse Of Option

8.1 An Option (to the extent such Option has not already been exercised) shall lapse and not be exercisable on the earliest of:

(a) the expiry of the Exercise Period;

(b) the expiry of any of the periods referred to in clauses 7.3(a), (b), (c), (d), (e) and (f);

(c) the date on which a situation as contemplated under clause 7.3(g) arises;

(d) in respect of the situation contemplated in clause 7.3(h), the expiry of the period referred to therein;

(e) the date of the commencement of the winding-up of the Bank in respect of the situation contemplated in clause 7.3(i);

(f) the date when the proposed compromise or arrangement becomes effective in respect of the situation contemplated in clause 7.3(j);

(g) the date on which a situation as contemplated under clause 7.1 arises; or

(h) the date on which the Grantee commits a breach of any terms or conditions attached to the grant of the Option, unless otherwise resolved to the contrary by the Board.

9. Maximum Number Of Shares

9.1 Subject to clauses 9.2, 9.3 and 9.4, the maximum number of Shares in respect of which Options may be granted under the Staff Share Option Scheme 2007 and any other schemes involving the issue or grant of options or similar rights over Shares or other securities by the Bank shall not, in aggregate, exceed 5 per cent. of the Shares in issue as at the date of approval of the Staff Share Option Scheme 2007 (the "Scheme Mandate Limit") unless such issue or grant is approved by the Shareholders pursuant to clause 9.3.

9.2 Subject to clauses 9.3 and 9.4, the Scheme Mandate Limit may be refreshed by the Shareholders in general meeting from time to time provided always that the Scheme Mandate Limit so refreshed must not exceed 5 per cent. of the Shares in issue as at the date of approval of such refreshment by Shareholders in general meeting. Upon such refreshment, all Options granted under the Staff Share Option Scheme 2007 and any other share options schemes of the Bank (including those exercised, outstanding, cancelled, lapsed in accordance with the terms of the Staff Share Option Scheme 2007 or any other share option schemes of the Bank) prior to the approval of such refreshment shall not be counted for the purpose of calculating whether the refreshed Scheme Mandate Limit has been exceeded. A circular must also be sent to the Shareholders containing such information from time to time required by the Stock Exchange.

9.3 Subject to clause 9.4, the Board may seek separate Shareholders' approval in general meeting to grant Options beyond the Scheme Mandate Limit provided that the Options in excess of the Scheme Mandate Limit are granted only to the Eligible Persons specified by the Bank before such approval is sought and the Bank must issue a circular to the Shareholders containing such information from time to time required by the Stock Exchange in relation to any such proposed grant to such Eligible Persons.

9.4 The maximum number of Shares which may be issued upon the exercise of all outstanding Options granted and yet to be exercised under the Staff Share Option Scheme 2007 and any other schemes involving the issue or grant of options or similar rights over Shares or other securities by the Bank must not, in aggregate, exceed 15 per cent. of the Shares in issue from time to time. Notwithstanding anything contrary to the terms of the Staff Share Option Scheme 2007, no options may be granted under any schemes of the Bank (including the Staff Share Option Scheme 2007) if this will result in the said 15 per cent. limit being exceeded.

9.5 No Option may be granted to any Eligible Persons which if exercised in full would result in the total number of Shares issued and to be issued upon exercise of the share options already granted or to be granted to such Eligible Person under the Staff Share Option Scheme 2007 and any other schemes of the Bank (including exercised, cancelled and outstanding share options) in the 12-month period up to and including the date of such new grant exceeding 1 per cent. of the Shares in issue as at the date of such new grant. Any grant of further Options above this limit shall be subject to the following requirements:

(a) approval of the Shareholders at general meeting, with such Eligible Person and its Associates abstaining from voting;

(b) a circular in relation to the proposal for such further grant having been sent by the Bank to its Shareholders with such information from time to time required by the Listing Rules;

(c) the number and terms (including the Option Price) of the Options to be granted to such proposed Grantee shall be fixed before the Shareholders' approval mentioned in sub-clause (a) above; and

(d) for the purpose of calculating the Option Price for the Shares in respect of the further Options proposed to be so granted as described under clause 6, the date of Board meeting for proposing such grant of further Options shall be taken as the Date of Grant.

9.6 The maximum number of Shares referred to in clause 9 shall be adjusted, in such manner as the Auditors shall certify as fair and reasonable in accordance with clause 10.

10. Reorganisation Of Capital Structure

10.1 In the event of any alteration in the capital structure of the Bank while an Option remains exercisable, and such event arises from a capitalisation of profits or reserves, rights issue, consolidation, subdivision or reduction of capital of the Bank, such corresponding alterations (if any) shall be made in:

(a) the number or nominal amount of Shares subject to the Option so far as unexercised; and/or

(b) the Option Price; and/or

(c) the maximum number of Shares referred to in clause 9.

10.2 The Auditors or the independent financial adviser of the Bank shall certify in writing to the Board the alterations, and according to their opinion based on fairness and reasonableness either generally or as regards any particular Grantee (except in the case of a capitalisation issue where no such certification shall be required unless otherwise expressly required by the Board) and satisfy the requirement that such alterations give the Grantee the same proportion of the equity capital as that to which that the Grantee was previously entitled, provided that:

(a) any such alterations shall be made on the basis that the relevant total Option Price payable by a Grantee on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) as it was before such event;

(b) no such alterations shall be made the effect of which would be to enable a Share to be issued at less than its nominal value; and

(c) no such alterations shall he made the effect of which would be to increase the proportion of the Shares in issue for which any Grantee is entitled to subscribe pursuant to the Options held by him.

10.3 For the avoidance of doubt, the issue of securities as consideration in a transaction to which the Bank is a party shall not be regarded as a circumstance requiring any such alterations.

10.4 The costs of the Auditors or the independent financial adviser of the Bank relating to the Staff Share Option Scheme 2007 shall be borne by the Bank.

10.5 In giving any certificate under this clause 10, the Auditors or the independent financial adviser of the Bank shall be deemed to be acting as experts and not as arbitrators and their certificate shall, in the absence of manifest error, be final, conclusive and binding on the Bank and all persons who may be affected thereby.

11. Share Capital

The exercise of any Option shall be subject to the Shareholders in a general meeting approving any necessary increase in the share capital of the Bank. Subject thereto the Board shall make available sufficient authorised but unissued share capital of the Bank to meet subsisting requirements on the exercise of Options.

12. Disputes

Any dispute arising in connection with the Staff Share Option Scheme 2007 (whether as to the number of Shares, the subject of an Option, (where applicable) whether all or part of an Option has been vested, the amount of the Option Price or otherwise) shall be referred to the decision of the Auditors or the independent financial adviser of the Bank who shall act as experts and not as arbitrators and whose decision shall be final and binding on the Grantee.

13. Alteration Of The Staff Share Option Scheme 2007

13.1 The Staff Share Option Scheme 2007 may be altered in any respect by resolution of the Board except that the following matters shall require Shareholders' approval at general meeting:

(a) the provisions of the Staff Share Option Scheme 2007 as to the definitions of "Eligible Person", "Grantee" and "Exercise Period" and the provisions of clauses 1, 3.1, 4, 5.2, 5.3, 6, 7.1, 7.3, 7.4, 8, 9, 10, 13, 14 and 15 shall not be altered to the advantage of Grantees or prospective Grantees except with the prior approval of the Shareholders in general meeting;

(b) any alterations to the terms and conditions of the Staff Share Option Scheme 2007 which are of a material nature, except where such alterations take effect automatically under the existing terms of the Scheme 2007; and

(c) any change to the authority of the Board in relation to any alteration to the terms of the Staff Share Option Scheme 2007,

provided always that the amended terms of the Staff Share Option Scheme 2007 must continue to comply with the relevant provisions of the Listing Rules as may be amended from time to time.

13.2 Subject to clause 13.1, the Board may at any time alter, amend or modify the terms and conditions of the Staff Share Option Scheme 2007 such that the provisions of the Staff Share Option Scheme 2007 would comply with all relevant legal and regulatory requirements in all relevant jurisdictions to the extent as considered necessary by the Board to implement the terms of the Staff Share Option Scheme 2007.

14. Termination

The Bank by resolution in general meeting or the Board may at any time terminate the operation of the Staff Share Option Scheme 2007 and in such event, no further Options will be offered but the provisions of the Staff Share Option Scheme 2007 shall remain in force in all other respects.

15. Cancellation

The Board shall have the absolute discretion to cancel any Options granted but not exercised at any time at the request of the Grantee provided that where an Option is cancelled and a new Option is proposed to be issued to the same Grantee, the issue of such new Option may only be made with available Shares in the authorised but unissued share capital of the Bank, and available and ungranted Options within the limits referred to in clause 9 (but excluding for this purpose all cancelled Options).

16. Miscellaneous

16.1 The Staff Share Option Scheme 2007 shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against the Bank directly or indirectly or give rise to any cause of action at law or in equity against the Bank.

16.2 The Bank shall bear the costs of establishing and administering the Staff Share Option Scheme 2007.

16.3 A Grantee shall be entitled to receive copies of all notices and other documents sent by the Bank to holders of Shares.

16.4 Any notice or other communication between the Bank and a Grantee may be given by sending the same by prepaid post or by personal delivery to, in the case of the Bank, its registered office in Hong Kong from time to time and, in the case of the Grantee, his address or fax number or e-mail address as notified to the Bank from time to time.

16.5 Any notice or other communication served:

(a) by the Bank shall be deemed to have been served 24 hours after the same was put in the post or delivered by hand or by courier or by fax or by internet to the e-mail address of the Grantee as notified to the Bank from time to time; and

(b) by the Grantee shall not be deemed to have been received until the same shall have been received by the Bank.

16.6 A Grantee shall be responsible for obtaining any governmental or other official consent that may be required by any country or jurisdiction in order to permit the grant or exercise of his Option. The Bank shall not be responsible for any failure by a Grantee to obtain any such consent or for any tax or other liability to which a Grantee may become subject as a result of his participation in the Staff Share Option Scheme 2007.

16.7 By accepting an Option, a Grantee shall be deemed irrevocably to have accepted the grant subject to the provisions of the Staff Share Option Scheme 2007 and to have waived any entitlement, by way of compensation for loss of office or otherwise howsoever, to any sum or other benefit to compensate him for loss of any rights under the Staff Share Option Scheme 2007.

16.8 The Staff Share Option Scheme 2007 and all Options granted hereunder shall comply with the requirements of the Listing Rules, and be governed by and construed in accordance with the laws of Hong Kong.

This appendix sets out the proposed amendments to the Articles of Association.

Summary of the major proposed changes to the existing Articles of Association include the following:

(a) whilst the Articles of Association already allowed the Board to receive payments made by the Shareholders in advance of any call on Shares, the Board shall also be given the power to repay any amount paid by a Shareholder in advance of call on Shares (Article 23);

(b) without prejudice to any right or remedy that the Bank has under the law, in the event that the Bank is made liable by any authority to make any payment such as tax or duty as a result of the death of a Shareholder, the non-payment of duty in respect of the estate of a Shareholder after his death or the non-payment of tax by a Shareholder, the Bank shall be fully indemnified by the relevant Shareholder or the administrator of his estate against such payment made by the Bank (Article 23A);

(c) it is proposed to clarify that upon the forfeiture of Shares held by a Shareholder, subject to certain exceptions, the interests, claims and demands of such Shareholder against the Bank shall be extinguished (Article 29A);

(d) the Board shall be given the power to postpone a general meeting if it is impractical or unreasonable to hold the meeting on the designated date (Article 48A);

(e) the Board shall be given the power to send proxy in blank or nominating any one or more Directors or any other persons to act as proxy (Article 71A);

(f) it is proposed to clarify that a proxy shall have the power to demand a poll at a general meeting and to vote on a resolution proposed at a general meeting as he thinks fit and speak at a general meeting (Article 72A);

(g) it is proposed to clarify that an instrument of proxy shall remain to be valid notwithstanding (i) the death or insanity of the Shareholder who appointed the proxy; or (ii) the revocation of a proxy or the transfer of the Shares in respect of which the proxy was appointed if such death, insanity, revocation or transfer was not notified to the Bank before the commencement of the general meeting at which the instrument of proxy will be used (Article 72B);

(h) it is proposed to clarify that minutes of a general meeting or Board meeting signed by the chairman of such meeting or the next succeeding meeting shall constitute sufficient evidence of the holding of the meeting and the matters passed at the meeting, until the contrary is proved (Article 98A);

(i) in respect of payment of dividend by the Bank, in addition to providing a right to the Shareholders to elect to receive scrip dividend or cash payment, the Shareholders may instead resolve that only scrip dividend will be made without the right to elect (Article 118(D));

(j) in order to bring the Bank's practice more in line with market practices and the requirements of the Listing Rules, the Board shall have the power to exclude, from the entitlement to receive scrip dividend or a right to elect to receive scrip dividend or cash payment, Shareholders in jurisdictions where the allotment of Shares might in the opinion of the Board be unlawful or would require registration formalities to be carried out. Instead, such Shareholders would only be entitled to receive cash payment for the dividend (Article 118(E)); and

(k) it is proposed to clarify that any person who becomes entitle to a Share by way of transfer, operation of law or any other means shall be bound by the notice given to the person from whom he derived his title at a time before his name is entered into the register of Shareholders of the Bank (Article 132B).

The proposed amendments to the Articles of Association have been marked up for ease of reference as follows:

Article 23 — Payments in advance of call

23. The Board may, if it thinks fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate, not exceeding (unless the Company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as may be agreed upon between the Board and the Member paying such sum in advance, in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up. The Board may at any time repay the amount so advanced upon giving to such member not less than three months' notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the share in respect of which it was advanced.

Article 23A — Indemnity against claims in respect of shares (new Article)

23A. Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment, or empowers any government or taxing authority or government official to require the Company to make any payment, in respect of any shares held either jointly or solely by any member or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such member by the Company or in respect of any such shares or for or on account or in respect of any member and whether in consequence of:

(a) the death of such member;

(b) the non-payment of any income tax or other tax by such member;

(c) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such member or by or out of his estate; or

(d) any other act or thing;

the Company in every such case:

(i) shall be fully indemnified by such member or his executor or administrator from all liability arising by virtue of such law; and

(ii) may recover as a debt due from such member or his executor or administrator (wherever constituted or residing) any monies paid by the Company under or in consequence of any such law, together with interest thereon at the rate of 15 per cent. per annum thereon from the date of payment by the Company to the date of repayment by such member or his executor or administrator.

Nothing contained in this Article shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such member as aforesaid, his executor, administrator and estate wherever constituted or situated, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

Article 29 — Remaining liability for payment

29. A person whose shares have been forfeited shall thereupon cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at the rate fixed by the terms of issue of the shares or, if no such rate is fixed, at the rate of 15 per cent. per annum (or such lower rate as the Board may determine) from the date of forfeiture until payment and expenses of the Company that may have accrued by reason of such non-payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Article 29A — Extinction of interest and claims (new Article)

29A. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the shareholder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Ordinance given or imposed in the case of past members.

Article 48A — Postponement of general meetings (new Article)

48A. If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the postponed meeting is provided to any Member trying to attend the meeting at the original time and place. When a meeting is so postponed, notice of the date, time and place of the postponed meeting shall be given in such manner as the Board may in its absolute discretion determine. Notice of the business to be transacted at such postponed meeting shall not be required. If a meeting is postponed in accordance with this Article, the instrument of a proxy will be valid if it is delivered and received as required by these Articles not less than 48 hours before the time appointed for holding the postponed meeting. The Board may (for the avoidance of doubt) also postpone any meeting which has been rearranged under this Article.

Article 71A — Sending proxy with nominations (new Article)

71A. The Board may at the expense of the Company send or make available, by post, electronic communication or otherwise, instruments of proxy (reply-paid or otherwise) to Members for use at any general meeting(s) or at any separate meeting(s) of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall subject to Article 48 be issued to all (and not some only) of the Members entitled to be sent a notice of the meeting and to vote thereat by proxy.

Article 72A — Proxy can demand poll, vote, etc. (new Article)

72A. An instrument of proxy shall be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit and to speak at the meeting.

Article 72B — Validity not affected (new Article)

72B. A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the death or insanity of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

Article 98A — Chairman to sign minutes (new Article)

98A. Any such minute if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting of the Company or the Board or the committee of the Board (as the case may be) shall be sufficient evidence of the proceedings thereat and until the contrary is proved every meeting of the Company or of the Board or of a committee of the Board in respect of the proceedings whereat minutes have been so made shall be deemed to have been duly convened and held and all resolutions and proceedings stated in the said minutes to have been passed and held thereat shall be deemed to have been duly passed and held.

Article 106 — Power to delegate to committees

106. The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such Directors of the Company and such other persons for such time on such terms and subject to such conditions as it thinks fit. The Board may confer such powers either collaterally with, or to the exclusion of and in substitution for, all of the powers of the Board in that respect and may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

Article 106A — Powers of committees (new Article)

106A. All acts done by such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors.

Article 118 (D) and (E) (new sub-Articles)

(D) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion when it makes a determination pursuant to paragraph (A) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any members with registered addresses in any particular territory or territories where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such determination.

Article 121 — ~~Scrip Dividends~~ Dividends in specie

Article 132A — Deemed receipt of notice (new Article)

132A. Any member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was convened.

Article 132B — Transferee bound by notice given to transferor (new Article)

132B. Every person who, by operation of law, transfer or by any other means becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of Shares and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance:

(i) At the 2007 AGM a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up Shares representing up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of passing the resolution (the "Repurchase Mandate"). Based on the 1,551,682,050 Shares in issue as at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Bank after the Latest Practicable Date and up to the passing of the relevant resolution), the Bank will therefore be allowed under the Repurchase Mandate to repurchase a maximum of 155,168,205 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its Shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those Shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited accounts) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by Shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a Shareholder's proportionate interest in the voting rights of the Bank increases, such increase will be treated as an acquisition of voting rights for purpose of the Takeover Code. As a result, a Shareholder, or group of Shareholders acting in concert, would obtain or consolidate control of the Bank and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at the Latest Practicable Date, the Bank does not have a substantial shareholder (as defined in the Listing Rules).

However, the Directors are not aware of any consequence which would arise under the Takeover Code as a consequence of any purchases pursuant to the Repurchase Mandate.

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this circular.

(ix) No connected persons (as defined in the Listing Rules) of the Bank have notified it of a present intention to sell Shares to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by Shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows:

		Highest	**Lowest**
		HK$	*HK$*
2006:	February	26.80	23.40
	March	28.70	24.80
	April	32.65	28.05
	May	33.50	28.50
	June	32.15	27.65
	July	32.75	30.25
	August	35.00	32.25
	September	37.00	33.35
	October	38.65	35.15
	November	44.50	36.35
	December	44.50	40.10
2007:	January	48.40	41.60

此乃要件　請即處理

閣下如對本通函任何方面或對　閣下應採取的行動有**任何疑問**，應諮詢持牌證券商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有東亞銀行有限公司的股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓的銀行、持牌證券商或註冊證券機構或其他代理人，以便轉交買主或承讓人。

BEA東亞銀行

東亞銀行有限公司
(1918年在香港註冊成立之有限公司)
(股份代號：23)

股東周年常會通告、
重選董事、
有關採納僱員認股計劃2007的建議、
修訂組織章程細則
及
發行股份及購回股份的一般性授權

東亞銀行有限公司於2007年4月12日星期四上午10時30分，假座香港中環干諾道中3號麗嘉酒店大禮堂，召開股東周年常會（「2007股東周年常會」）的通告載於本通函的第4頁至11頁。

無論　閣下能否出席2007股東周年常會，務請盡快將隨附的代表委任書按其上印列之指示填妥，而無論如何須於2007股東周年常會指定舉行時間48小時前交回本行之股份登記處，標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。填妥並遞交代表委任書後，股東仍可親身出席2007股東周年常會，並於會上投票。

2007年3月12日

目錄

頁次

在本通函內，除非文義另有規定外，否則下列詞語的涵義如下：

「2007股東周年常會」	指	本行謹訂於2007年4月12日星期四上午10時30分，假座香港中環干諾道中3號麗嘉酒店大禮堂召開的股東周年常會，或其任何續會；
「組織章程細則」	指	本行不時修訂的組織章程細則；
「採納日」	指	本行股東在2007股東周年常會上通過決議案，有條件採納僱員認股計劃2007之日；
「配發日」	指	根據僱員認股計劃2007授出及行使的認股權所附帶的權利在行使時，向承授人配發和發行股份之日；
「聯繫人」	指	《上市規則》所賦予的涵義；
「核數師」	指	本行當其時的核數師；
「本行」	指	東亞銀行有限公司，於香港註冊成立的有限公司；
「董事會」	指	本行的董事會或其正式授權的委員會；
「營業日」	指	《上市規則》所賦予的涵義；
「行政總裁」	指	《上市規則》所賦予的涵義；
「《公司條例》」或「《條例》」	指	《公司條例》（香港法例第32章）；
「關連人士」	指	《上市規則》所賦予的涵義；
「授予日」	指	在要約獲接納時發出認股書的日子。惟認股書的發給日期將在僱員認股計劃2007條文所規定的接納期完結後7日內；
「董事」	指	包括任何任職本行董事職位的人士（不論其職銜如何），或文義另有所指的人士；
「合資格人士」	指	任何由董事確定為本行或附屬公司服務的僱員（包括執行董事和行政總裁）；
「僱員」	指	本行或其附屬公司的任何全職或兼職僱員；

「行使認股權期間」	指	就任何個別認股權而言，由授予日的第1周年開始直至授予日的第5周年截止的期間，期內可行使認股權；
「承授人」	指	任何接納要約的合資格人士，或（若文義另有所指）因合資格人士（以個人而言）身故而有權享有任何該等認股權的合法遺產代理人；
「本集團」	指	本行及其附屬公司；
「港幣」	指	中華人民共和國香港特別行政區當其時的法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	2007年3月5日，即本通函付印前，確定其中若干資料的最後實際可行日期；
「《上市規則》」	指	《香港聯合交易所有限公司證券上市規則》，經不時修訂、補充或以其他方式修改；
「股東周年常會通告」	指	本通函第4頁至11頁所載召開2007股東周年常會的通告；
「要約」	指	本行向合資格人士提出，可按僱員認股計劃2007接納認股權的要約；
「認股權」	指	根據僱員認股計劃2007授出可認購股份的權利；
「認股權價格」	指	承授人根據僱員認股計劃2007的條款及條件行使認股權時，可以認購股份的每股價格；
「普通決議案」	指	股東周年常會通告中提述的建議普通決議案；
「退休年齡」	指	本行或附屬公司（視情況而定）不時指定本行或附屬公司（視情況而定）所聘請的有關合資格人士的一般退休年齡；
「《證券及期貨條例》」	指	《證券及期貨條例》（香港法例第571章）；

「股東」	指	股份持有人；
「股份」	指	本行每股港幣2.50元（或其他不時適用的面值）的已繳足股份；
「僱員認股計劃2002」	指	本行於2002年3月26日舉行的股東周年常會上採納，為本行及其附屬公司的僱員而設的僱員認股計劃2002；
「僱員認股計劃2007」	指	本行將會根據股東周年常會通告所載的第5項普通決議案，以僱員認股計劃2007現時的形式或經修訂的形式採納的僱員認股計劃2007；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	本行當其時及不時的附屬公司（具有《公司條例》的涵義）；及
「《收購守則》」	指	《香港公司收購及合併守則》。

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

第88屆股東周年常會通告

敬啟者：本行謹訂於2007年4月12日星期四上午10時30分，假座香港中環干諾道中3號麗嘉酒店大禮堂舉行第88屆股東周年常會討論下列事項：

1. 省覽及接納截至2006年12月31日止年度已審核賬目與董事會報告書及獨立核數師報告；

2. 宣佈派發截至2006年12月31日止年度末期股息每股港幣1.03元（可選擇以股代息）；

3. 重選董事：

   (a) 李國仕先生
   (b) 黃子欣博士
   (c) 李國星先生
   (d) 羅友禮先生
   (e) 丹斯里邱繼炳博士
   (f) 李國寶爵士

4. 再度聘請畢馬威會計師事務所為本行核數師，並授權董事會釐訂其酬金；

作為特別事項考慮並酌情通過或經修訂後通過下列決議案：

普通決議案

5. 「動議在受限於及有待香港聯合交易所有限公司（『聯交所』）上市委員會批准因根據本行僱員認股計劃2007（『2007計劃』）（其規則載於呈交本會議經主席簽署並註有『A』字樣以資識別的文件）的條款及條件行使認股權而將予發行的股份上市及買賣許可後，批准及採納2007計劃，並授權本行董事為全面落實2007計劃作出一切所需或合宜之情事及訂定一切所需或合宜的交易、安排及協議，包括但不限於：

   (a) 管理2007計劃，據此將向2007計劃的合資格人士授予認股權以認購股份；

   (b) 不時更改及／或修訂2007計劃，惟有關更改及／或修訂須按照針對更改及／或修訂的2007計劃條文而進行，惟2007計劃所涉及的股份總數不得超過該計劃所定的限額；

(c) 不時發行及配發因行使2007計劃的認股權所將發行的本行股本中的股份數目，惟2007計劃涉及的股份總數若與其他認股權計劃涉及的股份數目合計，不可超出本行於決議案通過當日有關類別已發行股本的5%，惟本行可在股東大會上動議批准更新2007計劃的5%上限，而2007計劃及本行其他認股計劃所授出的認股權所涉及的股份數目上限，不可超出本行有關類別股份不時已發行股本的15%；

(d) 於適當時候，向聯交所及本行已發行股份當時上市的其他證券交易所，申請批准將根據2007計劃行使認股權不時獲發行及配發的股份上市及買賣；及

(e) 若適合及有需要時，依從就有關監管機構對2007計劃所規定或施加的有關條件、更改及／或變更。」

特別決議案

6. 「動議以下列方式修訂本行的組織章程細則：

(a) 在第23條的『繳款後給予』之後加以下句子『就已預繳股款實際被催繳的部分股份所應付的股息另加』，並在最後一句之後加以下句子『董事會在給予該股東不少於三個月通知指出其意向後，可隨時償還上述預繳股款，除非在該通知期滿前，該預繳股款涉及的股份已被催繳。』；

(b) 緊隨第23條之後加以下全新的第23A條：

『*就與股份有關的索賠作出賠償*

23A. 每當任何國家、州或地方的任何現行法律加諸或據稱加諸本公司任何即時、將來或可能的付款責任，或賦予任何政府或税務機關或政府官員要求本公司付款的權力，並且該付款涉及任何股東與他人共同持有或單獨持有的任何股份，或欠付或應付或累積欠付或可能欠付或應付該股東的任何股息、紅利或其他款項，或由於該等股份，或本公司為或由於任何股東引起或與任何股東有關的付款，並且不管出於以下任何原因：

(a) 該股東死亡；

(b) 該股東未支付任何所得税或其他税款；

(c) 該股東的遺產執行人或管理人未支付或未從該股東的遺產支付任何遺產税、遺囑認證税、繼承税、死亡税、印花税或其他税項;或

(d) 任何其他行為或事項;

在任何上述情況下,本公司:

(i) 應就上述法律引致的全部責任獲該股東或其遺產執行人或管理人全面賠償;及

(ii) 可作為債項向該股東或其遺產執行人或管理人(不管在何地構成或位於何地)追討本公司在該法律項下或因該法律所支付的任何款項,連同按年利率15%計算的自本公司付款日期起至該股東或其遺產執行人或管理人還款日期期間的利息。

本條的內容不應損害或影響任何法律可能賦予或據稱賦予本公司於本公司與上述股東或其執行人、管理人及遺產(不管在何地構成或位於何地)之間的任何權利或補救方法,及本公司可強制執行上述法律賦予或據稱賦予本公司的任何權利或補救方法。』;

(c) 在第29條的『該人士仍須』之後加以下句子『在所有方面以相同方式如同股份未被沒收一般』,並在該條的『(或董事會所定的較低年息)』之後加以下句子『,還須支付本公司因上述欠款累積的開支,以及履行本公司在股份被沒收時可能強制執行的所有(如有)索賠和要求』;

(d) 緊隨第29條之後加以下全新的第29A條:

『*喪失利息及索賠*

29A. 沒收股份涉及在沒收股份時同時喪失股份帶有的所有利息以及因股份對本公司提出的全部索賠和要求,以及被沒收股份的股東與本公司之間附帶於股份的權利和責任,除非本細則明文規定為例外的權利和責任,或條例給予或加諸過去股東的權利和責任。』;

(e) 緊隨第48條之後加以下全新的第48A條：

『*股東大會的延遲*

48A. 在董事會全權酌情決定下，若其認為在召開股東大會的通知指明的日期、時間或地點舉行股東大會不切實際或不合理，可將股東大會延遲至另一日期、時間和／或地點舉行。董事會應採取合理的步驟，確保向任何嘗試在原定時間和地點出席會議的股東提供延遲召開會議的日期、時間和地點的通知。會議延遲召開時，延遲會議的日期、時間和地點的通知應以董事會全權酌情決定的方式給予。將在延遲會議上處理的事項的通知則無須給予。若會議根據本細則延遲召開，投票代表委託書如根據本細則要求在不少於延遲會議指定舉行時間前48小時送達及被接收，將為有效文件。為免生疑問，董事會可延遲任何按本細則重新安排的會議。』；

(f) 緊隨第71條之後加以下全新的第71A條：

『*發出載有提名的委任投票代表表格*

71A. 董事會可以郵遞、電子通訊或其他形式向股東發出或提供適用於任何股東大會或任何類別股份的持有人（另行召開的）會議的投票代表委託書（回覆郵資預付或未付），有關費用由本公司負責。投票代表委託書可是空白或作為另一選擇提名一名或以上董事或任何其他人士為代表。如為任何會議的目的發出邀請委任一名人士或邀請內指定的多名人士其中一名為投票代表的費用由本公司負責，則該邀請應在不抵觸第48條的情況下發予所有（不是某些）有權收取會議通知及委任投票代表的股東。』；

(g) 緊隨第72條之後加以下全新的第72A條及72B條：

『*投票代表可要求以投票方式表決、投票等*

72A. 投票代表委託書應視作賦予投票代表按其認為合適，要求或加入要求以投票方式表決提交會議的任何決議案或經修訂決議案及進行表決及在會議上發言的權利（除非在投票代表委託書上有相反指示）。

效力不受影響

72B. 按投票代表委託書所投的票是有效的，儘管委託人的人士死亡或精神錯亂，或投票代表委託書被撤銷，或簽署投票代表委託書的授權被撤銷，或投票代表委託書涉及的股份被轉讓，但本公司於使用該投票代表委託書的有關會議或延會開始前在辦事處收到該死亡、精神錯亂、撤銷或轉讓的書面通知的則除外。』；

(h) 緊隨第98條之後加以下全新的第98A條：

『會議主席簽署會議記錄

98A. 據稱由議事程序進行的會議的主席或隨後首個本公司或董事會或其轄下的委員會的會議（視情況而定）的主席簽署的會議記錄，應為在會議中進行的議事程序的充份證據，而本公司或董事會或其轄下的委員會就上述議事程序召開並按前述編寫會議記錄的會議，應視作正式召開及舉行，在該等會議記錄指明已通過及進行的全部決議案及議事程序應視作正式通過及進行。』；

(i) 在第106條第一行的『委員會』之後加入以下句子『（附再授權的權力）』，在第二行的『其他人士』之後加入以下句子『，授予時間、條款和條件為董事會認為合適者』，在第三行的『董事會』之後加入以下句子『賦予的該等權力，可與董事會全部相關權力並行，或排除或取代董事會全部相關權力。董事會亦』，並在最後一句之後加以下句子『就如前述授予之任何權力、職權或自決權，在本細則中凡提及董事會行使該權力、職權或自決權，應被解釋為提及該委員會行使該權力、職權或自決權。』；

(j) 緊隨第106條之後加以下全新的第106A條：

『委員會的權力

106A. 該委員會遵守上述規則及為達致委員會被委任的目的而非其他目的所作出的行為，應具有相等於董事作出該行為的效力及作用。』；

(k) 緊隨第118(C)條之後加以下全新的條款：

『(D) 經董事會建議，本公司可藉普通決議案就任何一項指定的股息通過決議，儘管有本細則(A)段的規定，可以配發入賬列作繳足股款的股份之形式支付全部股息，並不向股東提供收取現金代替配發的選擇。

(E) 董事會在按本細則(A)段作出決定時，如其認為向登記地址在某一或某些地域的任何股東配發股份或傳達選擇權利的要約屬或可能屬不合法或在缺乏登記説明或其他特別手續下屬或可能屬不合法，可決定不向其配發股份或提供收取將發行股份的選擇權，在該情況下，上述規定應在該決定的規限下閱讀及解釋。』；

(l) 將第121條的標題刪去，並以下列標題取代『以分攤資產代息』；

(m) 緊隨第132條之後加以下全新的第132A條及132B條：

『*視作收到通知*

132A. 親自或委託代表出席任何本公司會議的股東為所有目的應視作已收到正式會議通知，及在所需情況下，就召開會議的目的收到通知。

受讓人受給予轉讓人的通知的約束

132B. 透過法律的實施受讓股份或以其他方式獲得股份權利的人士，應受任何與股份有關的在其名稱加入股東名冊前正式給予轉讓人士的通知的約束。』。」

普通決議案

7. 「動議

(a) 無條件授予董事會一般性權力，於有關期間內行使本行的一切權力，配發、發行及處理本行額外股份，並訂立及授予或需在有關期間或其後行使該項權力的售股建議、協議、期權或認股權證，該等額外股份不得超過於本決議案日期本行已發行股本面值總額的10%；惟根據以下情況而發行的股份不計在內：

(i) 配售新股；

(ii) 行使授予本行及其附屬公司僱員的任何認股計劃或類似安排的期權；或

(iii) 遵照本行組織章程細則所進行的任何以股代息或類似的安排；及

(b) 就本決議案而言：

『有關期間』乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本行下屆股東周年常會結束；

(ii) 法例規定本行須舉行下屆股東周年常會期限屆滿之日；及

(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

8. 「動議

(a) 無條件授予董事會一般性權力，在有關期間內行使本行一切權力，在符合不時經修訂的一切適用法例以及《香港聯合交易所有限公司證券上市規則》或任何其他證券交易所的規定的情況下購回本行股本中每股面值港幣2.50元的普通股；惟根據本段所授的批准而購回股份的總面值不得超過本決議案日期本行已發行股本的10%；及

(b) 就本決議案而言：

『有關期間』乃指本決議案通過之日至下列任何一項較早發生的期間：

(i) 本行下屆股東周年常會結束；

(ii) 法例規定本行須舉行下屆股東周年常會期限屆滿之日；及

(iii) 本決議案所載的權力經由股東常會通過普通決議案將之撤銷或修訂之日。」

9. 「動議，倘若通過了本會議通告第7項及第8項所載決議案，將根據本會議通告第7項所載決議案而授予董事會配發股份的一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發的股本的總面值中，加入相等於本行根據本會議通告第8項所載決議案所獲授的權力而購回的股本總面值的數額。」

承董事會命
公司秘書
何金蘭 謹啟

香港，2007年3月12日

附註：

(a) 為決定合資格享有末期股息股東之身份，本行由2007年3月14日星期三起至3月16日星期五止(首尾兩天包括在內)，暫停辦理股票過戶登記。如欲享有上述末期股息，請於2007年3月13日星期二下午4時前將過戶文件送達香港皇后大道東28號金鐘匯中心26樓，標準証券登記有限公司，辦理登記。

(b) 為決定合資格出席2007股東周年常會並於會上投票股東之身份，本行由2007年4月11日星期三起至4月12日星期四止(首尾兩天包括在內)，暫停辦理股票過戶登記。如欲出席及在2007股東周年常會上投票，請於2007年4月10日星期二下午4時前將過戶文件送達香港皇后大道東28號金鐘匯中心26樓，標準証券登記有限公司，辦理登記。

(c) 為實行良好的企業管治常規，董事會主席已表示他將指示以投票方式表決載於本會議通告的每項決議案。

(d) 有資格出席及投票的股東可委任代表出席及投票。該代表人不須為本行的股東。

(e) 本行的組織章程大綱及細則以英文撰寫。上述第6項所載有關修改組織章程細則的決議案之中文本乃謹供作參考之用的中文譯本。文義如有歧異，應以英文本為準。

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

執行董事:
李國寶爵士*(主席兼行政總裁)*
彭玉榮先生*(副行政總裁)*
陳棋昌先生*(副行政總裁)*

註冊辦事處:
香港
德輔道中10號

非執行董事:
李福和博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生
李福全先生
李國仕先生

獨立非執行董事:
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生
陳文裘先生
駱錦明先生

敬啟者:

緒言

本通函旨在向　閣下提供有關召開2007股東周年常會及解釋有關在2007股東周年常會將會處理的所有事項。為實行良好的企業管治常規，本人將指示以投票方式表決載於2007股東周年常會通告的每項決議案。

2007股東周年常會通告載於本通函第4頁至11頁。

股東於本行任何股東大會上可要求投票表決之程序載於本通函的附錄1。

適用於2007股東周年常會之代表委任書已隨附於本通函內。無論　閣下能否出席2007股東周年常會，務請盡快將代表委任書按其上印列之指示填妥，而無論如何須於2007股東周年常會指定舉行時間48小時前交回本行之股份登記處，標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。填妥並遞交代表委任書後，股東仍可親身出席2007股東周年常會，並於會上投票。

決議案(1) — 接納已審核賬目與董事會報告書及獨立核數師報告

截至2006年12月31日止年度的已審核賬目與董事會報告書及獨立核數師報告載於2006年年報內，並連同本通函於同日寄予股東。已審核之賬目已經由審核委員會審閱。

決議案(2) — 宣佈派發末期股息（可選擇以股代息）

董事會已建議以現金派發2006年度末期股息每股港幣1.03元，惟股東可選擇收取已繳足股款的新股份以代替現金。在股東通過決議案(2)後，該末期股息將約於2007年4月13日星期五派發。以股代息計劃亦須待取得聯交所上市委員會批准根據以股代息計劃所發行的新股份上市及買賣方可作實。

載有以股代息計劃詳情之通函及有關選擇表格將約於2007年3月16日星期五寄予股東。

由2007年3月14日星期三起至2007年3月16日星期五止，本行將暫停辦理股票過戶登記。如欲享有建議派發之末期股息，股東須於2007年3月13日星期二下午四時前，將過戶文件送達香港皇后大道東28號金鐘匯中心26樓，標準証券登記有限公司，辦理登記手續。

決議案(3) — 重選董事

根據組織章程細則第75條，李國仕先生（在2006年5月1日獲委任）將於2007股東周年常會上卸任，並有資格重選連任。根據組織章程細則第74A、80及82條，黃子欣博士、李國星先生、羅友禮先生、邱繼炳博士及李國寶爵士將在2007股東周年常會上卸任，並願膺選連任。在2007股東周年常會建議重選連任董事的資料載於本通函的附錄2。

重選董事經已由提名委員會審議，提名委員會並向董事會提出建議，於2007股東周年常會上將重選董事提呈予股東批准。提名委員會亦已就本行獨立非執行董事(包括在2007股東周年常會上重選連任的獨立非執行董事)的獨立性作出評核。

決議案(4) — 再度聘請核數師

董事會(同意審核委員會的意見)建議,在2007股東周年常會獲得股東批准後,再度聘請畢馬威會計師事務所為本行2007年的外聘核數師。

決議案(5) — 採納僱員認股計劃2007

本行在2002年3月26日採納僱員認股計劃2002。由於僱員認股計劃2002將於2007年3月25日屆滿,董事因此建議向股東推薦在2007股東周年常會中批准採納僱員認股計劃2007。除了僱員認股計劃2002外,本行在最後實際可行日期時並無採納任何其他認股計劃。

僱員認股計劃2002將於2007年3月25日屆滿(因此,其後不會再根據僱員認股計劃2002授出認股權,但僱員認股計劃2002條文在所有其他各方面仍具有十足的效力和作用)。現建議待股東在2007股東周年常會中批准採納及在取得聯交所批准本行在有關認股權按照僱員認股計劃2007的條款及條件行使時,所發行和配發的股份上市和買賣的前提下,僱員認股計劃2007將於2007股東周年常會採納當日起生效。僱員認股計劃2007會在所有先決條件達成後開始運作。

為了讓本集團得以吸納和挽留擁有合適資格和必需工作經驗的合資格人士為本集團效力,董事認為本集團實在有需要繼續為合資格人士提供額外獎勵,給予其購入本行擁有權權益的機會,藉此作為對彼等長期為本集團業務成就作出貢獻的獎勵。根據僱員認股計劃2007所容許的條款向合資格人士授出認股權後,該合資格人士便可在行使認股權期間內,隨時行使彼等的認股權(在該等認股權的授出條款規限下(按其所適)),藉以賺取金錢上的利潤或購得本行的擁有權權益,作為鼓勵合資格人士在工作上爭取更出色表現。現建議為合資格人士的福利,在2007股東周年常會中採納僱員認股計劃2007。僱員認股計劃2007的條款載於本通函的附錄3。

僱員認股計劃2002已經合共授出56,305,000份認股權。於最後實際可行日期,其中31,090,000份認股權已經行使;2,695,000份已經失效;並無認股權被註銷;餘下22,520,000份尚未行使。僱員認股計劃2002的22,520,000份尚未行使的認股權雖各有不同的行使期間,倘於2011年5月4日仍未行使,則將會在當日失效。除上文所述以外,截至最後實際可行日期,本行再無根據僱員認股計劃2002或任何其他計劃授出其他仍可行使的認股權。董事確認由本通函刊發之日至2007股東周年常會舉行期間內,不會再根據僱員認股計劃2002授出其他認股權。

於最後實際可行日期,本行已發行1,551,682,050股股份。假設已發行股份數目由最後實際可行日期至採納僱員認股計劃2007期間維持不變,本行在根據僱員認股計劃2007和本行任何其他計劃將授出

的認股權全部行使時，可發行的股份數目為77,584,102股，佔最後實際可行日期時已發行股份的5%。僱員認股計劃2007所設的5%上限低於《上市規則》准許的10%上限。此上限為本行自願訂定，因本行無意亦預期無需授出超逾5%上限的認股權。

本行在執行僱員認股計劃2007時，會遵照《上市規則》第17章的有關規定。

認股權的價值

按照三項式期權公平價值的定價模式計算，估計根據僱員認股計劃2007可以授出的所有認股權在2007年3月5日(即最後實際可行日期)時總值港幣620,672,816.00元。在計算認股權的價值時已假設：行使價每股港幣45.15元、股價每股港幣40.25元、無風險利率4.10%(即5年外匯基金票據的現行息率)、預期股息率10.51%(按過往股息計算)、預期波幅33.58%，根據過往之波幅(以認股權的加權剩餘年期計算)，再調整因公眾所知的資訊影響未來波幅的估計變動。敬希股東垂注，以上對全部認股權公平價值的估計是受多項主觀假設所影響，包括上述的主要假設；而更重要的是，以上純粹是按照三項式期權定價模式估計認股權的價值。三項式期權定價模式是評估並無授出限制且可以自由轉讓之公開買賣期權的合理價值。雖然本行在釐訂以上的估計公平價值時已經接納專業意見，但以上的價值估計純粹是為了遵照《上市規則》的要求，供　閣下參考之用。謹此提醒股東，計算所採用的主觀假設若有變動，即可大幅影響認股權的估計公平價值，因此以上的估計未必能夠反映認股權的實際價值。而且，所列金額亦祇是認股權在2007年3月5日時的估計公平價值，認股權在當日以後的價值可能有變。然而，本通函亦會遵照《上市規則》的規定，提供按照三項式期權定價模式或按照有關適用的會計標準的其他模式，計算認股權在本行任何中期或末期業績有關的財政期間終結時的價值。

採納僱員認股計劃2007的先決條件

僱員認股計劃2007須待以下條件達成後，方獲採納：

(a) 股東批准採納僱員認股計劃2007；及

(b) 聯交所上市委員會批准因依照僱員認股計劃2007的條款及條件下授出認股權時所發行及配發的股份上市及買賣。

待以上條件達成後，因行使根據僱員認股計劃2007以及本行任何其他計劃授出的認股權時，可予發行的股份合共不得超過採納僱員認股計劃2007當日已發行股份的5%。根據僱員認股計劃2007的條款，本行可要求股東批准更新該5%的上限。然而，因行使根據僱員認股計劃2007及任何其他計劃授出但尚未行使的認股權時，可予發行的股份合共不得超過不時已發行股份的15%。

本行已經向聯交所申請獲取上述批准。

僱員認股計劃2007的任何方面均可經董事會決議案修改，但對於《上市規則》第17.03條所指的條款，在未經股東在股東大會事先批准前，不得為承授人或準承授人的利益而更改。僱員認股計劃2007一經採納，條款及條件的重大修改必須經股東在股東大會中批准，但凡根據僱員認股計劃2007現行條款自動生效的更改則另作別論。僱員認股計劃2007的經修訂條款和所有認股權必須繼續遵照《上市規則》第17章的有關規定。

決議案(6) — 修訂組織章程細則

組織章程細則的建議修訂主要為澄清本行的現有做法，以及就若干現有法律規定作出整理。董事建議的修訂為提高本行某些內部事項的靈活性，並為使其更加貼近市場慣例。所建議的修訂亦包含一些內部管理修訂。

建議修訂組織章程細則之詳情載於本通函的附錄4。

決議案(7)、(8)及(9) — 發行股份及購回股份的一般性授權

於2006年4月7日舉行的本行股東周年常會上，股東已批准授予董事(其中包括)一般性授權，以(i)配發、發行及以其他方式處理不超過本行於通過有關決議案當日，已發行股本面值總額10%的股份，及(ii)可在聯交所購回最多不超過本行於通過有關決議案當日，已發行股本面值總額10%的股份。根據該項批准的條款，該等一般性授權即將於2007年4月12日的2007股東周年常會結束時屆滿。為求與現行公司慣例一致，本行現尋求股東重新授予該等一般性授權。而有關該等一般性授權的普通決議案將於2007股東周年常會上提呈。

按最後實際可行日期的已發行股份1,551,682,050股計算（並假設在最後實際可行日期後至有關決議案通過前，本行之已發行股份沒有變動），本行根據授權可發行最多不超過155,168,205股股份。

按照《上市規則》規定須就建議的購回股份決議案寄發予股東的説明函件載於本通函的附錄5。

在須通過決議案(7)及(8)的條件下，將在2007股東周年常會上提呈予股東批准一項普通決議案，以授權董事就本行所購回股本的面值總額，根據發行股份授權，行使配發、發行及處理本行的額外股份的權力。

推薦意見

董事認為上述建議符合本行及其股東的利益，因此推薦全體股東於2007股東周年常會上投票贊成擬提呈的有關決議案。

此致
列位股東　台照

主席兼行政總裁
李國寶　謹啟

2007年3月12日

組織章程細則第57條列明股東可要求以投票方式表決的程序：

凡在任何股東大會表決議案時得用舉手方式決定，除非（在舉手決定的結果宣佈時或以前或其他以投票方式表決的要求已撤銷）有人正式提出以投票方式表決的要求。除非條例另有規定，下列人士可要求以投票方式表決：

(a) 會議主席；或

(b) 最少5位由本人或其投票代表出席並有投票權的股東；或

(c) 任何由本人或其投票代表出席及投票的股東並總共代表不少於所有有權出席大會及投票的股東10%的投票權；或

(d) 任何由本人或其投票代表出席的股東，而其總共持有不少於賦予出席及投票權的股份（已繳股款者）的10%。

除非有人要求以投票方式表決或該要求並未撤銷，主席宣佈一項決議案經舉手表決通過或一致通過或某特定大多數通過，或某特定大多數不通過或被否決將即為最終及不可推翻，而在會議記錄為該事項作記載時，即為此項事實的不可推翻証據，而無需再証明記錄所得的贊成或反對票數目或比率。

下列為將於2007股東周年常會建議重選連任的6位董事的資料：

1. **李國仕先生**
   BSc (Hons.), ACA, 非執行董事

   李先生，現年47歲，在2006年獲委任為本行董事。他是英國及威爾斯特許會計師公會會員。他現為INTL Consilium, LLC所管理的數個基金的董事。他在投資銀行方面擁有超過16年經驗，並曾出任倫敦及香港國際投資銀行資本市場要職。李先生持有英國倫敦大學King's College數學（榮譽）理學士學位。除上述所披露者外，李先生過去3年並無在其他上市公司擔任董事職務。

   除上述所披露者外，李先生並無於本行或本集團其他成員擔當任何職位。李先生與本行並無訂立任何服務合約。根據本行之組織章程細則之規定，李先生須於2007股東周年常會上卸任為董事，並有資格獲重選連任，任期不得超過約3年，並於其獲委任後的第3年的股東周年常會結束時屆滿；其任期屆滿時，將被視為一位卸任董事而有資格重選。支付予董事的袍金由董事會參照市場的情況而釐定。由2007年開始，李先生將收取每年港幣20萬元（之前為港幣10萬元）的董事袍金。

   李先生為本行主席兼行政總裁李國寶爵士及本行非執行董事李國星先生之堂弟；他亦是本行非執行董事李福和博士及李福全先生之堂姪。除所披露者外，李先生與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期，本行並無主要股東或控股股東（根據《上市規則》之定義）。

   在最後實際可行日期，李先生為11,365,240股(0.73%)的實益擁有人。他亦被視為擁有由其18歲以下子女持有的446,066股(0.03%)。餘下的1,832,842股(0.12%)當中：(i) 1,681,400股(0.11%)由一個酌情信託持有，李先生、其配偶及其18歲以下子女皆為該酌情信託的受益人；及(ii) 151,442股(0.01%)由一個酌情信託持有，而李先生的18歲以下子女為該酌情信託的受益人。

   李先生並無就有關《上市規則》第13.51(2)(h)至(v)段所需披露的資料。

   除上述所披露者外，並無其他就李先生之重選而需要使本行股東知悉的事項。

2. **黃子欣博士**

SBS, MBE, BSc, MSEE, Hon. DTech, JP, 獨立非執行董事、薪酬委員會主席、審核委員會委員及提名委員會委員

黃博士,56歲,在1995年獲委任為本行董事。黃博士是偉易達集團主席兼集團行政總裁、中港照相器材集團有限公司及利豐有限公司之獨立非執行董事以及甘泉航空有限公司的副主席。除上述所披露者外,黃博士過去3年並無在其他上市公司擔任董事職務。

黃博士持有香港大學電機工程系理學士學位、美國麥迪遜威斯康辛大學電機及電腦工程科學碩士學位及香港理工大學頒授榮譽科技博士學位。他是香港應用科技研究院主席以及創新科技委員會成員。

除上述所披露者外,黃博士並無於本行或本集團其他成員擔當任何職位。黃博士與本行並無訂立任何服務合約。根據本行之組織章程細則之規定,黃博士須於2007股東周年常會上卸任為董事,並有資格獲重選連任,任期不得超過約3年,並於其獲委任後的第3年的股東周年常會結束時屆滿;其任期屆滿時,將被視為一位卸任董事而有資格重選。支付予董事的袍金由董事會參照市場的情況而釐定。由2007年開始,黃博士將收取每年港幣20萬元(之前為港幣10萬元)的董事袍金。他亦將收取每年港幣5萬元(之前為港幣2萬元)的薪酬委員會主席酬金;每年港幣6萬元(之前為港幣1萬元)的審核委員會委員酬金及每年港幣3萬元(之前為港幣1萬元)的提名委員會委員酬金。

黃博士為本行獨立非執行董事黃頌顯先生之姪兒。除所披露外,黃博士與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期,本行並無主要股東或控股股東(根據《上市規則》之定義)。

在最後實際可行日期,由於其配偶郭志蕙女士擁有124股之權益,黃博士被視為擁有該等股份。而由於黃博士為一個酌情信託The Wong Chung Man 1984 Trust的成立人,他亦被視為擁有該酌情信託所持有的10,482,901股(0.68%)股份。

黃博士並無就有關《上市規則》第13.51(2)(h)至(v)段所需披露的資料。

除上述所披露者外,並無其他就黃博士之重選而需要使本行股東知悉的事項。

3. **李國星先生**

BSc, MBA, 非執行董事、提名委員會委員及薪酬委員會委員

李先生，現年57歲，在1995年獲委任為本行董事。他是偉業融資有限公司董事。李先生於投資銀行、商人銀行及資本市場界具廣泛經驗。李先生又為佳訊(控股)有限公司、大家樂集團有限公司、中國光大國際有限公司、中國(香港)石油有限公司、九龍建業有限公司、博富臨置業有限公司及Value Partners China Greenchip Fund Limited之董事。他是Atlantis Asian Recovery Fund plc.之主席。李先生曾為建聯集團有限公司之董事。除上述所披露者外，李先生過去3年並無在其他上市公司擔任董事職務。

除上述所披露者外，李先生並無於本行或本集團其他成員擔當任何職位。李先生與本行並無訂立任何服務合約。根據本行之組織章程細則之規定，李先生須於2007股東周年常會上卸任為董事，並有資格獲重選連任，任期不得超過約3年，並於其獲委任後的第3年的股東周年常會結束時屆滿；其任期屆滿時，將被視為一位卸任董事而有資格重選。支付予董事的袍金由董事會參照市場的情況而釐定。由2007年開始，李先生將收取每年港幣20萬元(之前為港幣10萬元)的董事袍金。他亦將收取每年港幣3萬元(之前為港幣1萬元)的薪酬委員會委員酬金及每年港幣3萬元(之前為港幣1萬元)的提名委員會委員酬金。

李先生是本行非執行董事李福和博士之兒子；他亦是本行主席兼行政總裁李國寶爵士之堂弟及本行非執行董事李國仕先生之堂兄；他是本行非執行董事李福全先生之堂姪。除所披露者外，李先生與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期，本行並無主要股東或控股股東(根據《上市規則》之定義)。

在最後實際可行日期，李先生為23,391股(0.002%)的實益擁有人。由於其配偶吳伊莉女士擁有15,738股(0.001%)之權益，他亦被視為擁有該等股份。30,655,378股(1.98%)由一個酌情信託The Fook Wo Trust持有，李先生為該信託的其中一位酌情受益人。

李先生並無就有關《上市規則》第13.51(2)(h)至(v)段所需披露的資料。

除上述所披露者外，並無其他就李先生之重選而需要使本行股東知悉的事項。

4. **羅友禮先生**
SBS, BSc, MSc, 獨立非執行董事、審核委員會主席及薪酬委員會委員

羅先生，現年65歲，在2000年獲委任為本行董事。羅先生是維他奶國際集團有限公司執行主席，他亦是平平置業有限公司董事。除上述所披露者外，羅先生過去3年並無在其他上市公司擔任董事職務。

羅先生是中國全國政協委員及香港科技大學顧問委員會成員。他亦是香港外展信託基金會副會長。

除上述所披露者外，羅先生並無於本行或本集團其他成員擔當任何職位。羅先生與本行並無訂立任何服務合約。根據本行之組織章程細則之規定，羅先生須於2007年股東周年常會上卸任為董事，並有資格獲重選連任，任期不得超過約3年，並於其獲委任後的第3年的股東周年常會結束時屆滿；其任期屆滿時，將被視為一位卸任董事而有資格重選。支付予董事的袍金由董事會參照市場的情況而釐定。由2007年開始，羅先生將收取每年港幣20萬元(之前為港幣10萬元)的董事袍金。他亦將收取每年港幣10萬元(之前為港幣2萬元)的審核委員會主席酬金及每年港幣3萬元(之前為港幣1萬元)的薪酬委員會委員酬金。

羅先生與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期，本行並無主要股東或控股股東(根據《上市規則》之定義)。

在最後實際可行日期，羅先生並無持有根據《證券及期貨條例》第XV部定義之本行任何股份之權益。

羅先生並無就有關《上市規則》第13.51(2)(h)至(v)段所需披露的資料。

除上述所披露者外，並無其他就羅先生之重選而需要使本行股東知悉的事項。

5. **丹斯里邱繼炳博士**

PSM, DPMJ, KMN, JP, Hon. DLitt, Hon. LLD, 非執行董事

丹斯里邱博士,現年68歲,在2001年獲委任為本行董事。邱博士為Malayan United Industries Berhad集團(「MUI集團」)的董事主席兼行政總裁。MUI集團是一間業務多元化以馬來西亞為基地的企業集團,業務遍及亞太區、美國及英國。他亦是馬來西亞Pan Malaysian Industries Berhad及MUI Properties Berhad之董事。邱博士亦是英國羅拉雅斯里公共上市公司(Laura Ashley)、英國Corus Hotels plc及香港星晨集團有限公司之董事會主席。他亦是香港SCMP集團有限公司之董事。除上述所披露者外,邱博士過去3年並無在其他上市公司擔任董事職務。

邱博士是美國西雅圖西北大學的董事,亦是馬英商務理事會、馬中商務理事會及Asia Business Council的委員。邱博士曾任馬來西亞旅遊發展機構(一間政府機構)之主席、馬來亞銀行(Maybank)之副董事主席、馬來西亞國家福利基金之信託人,以及美國維吉尼亞里貞大學之信託人。

除上述所披露者外,邱博士並無於本行或本集團其他成員擔當任何職位。邱博士與本行並無訂立任何服務合約。根據本行之組織章程細則之規定,邱博士須於2007股東周年常會上卸任為董事,並有資格獲重選連任,任期不得超過約3年,並於其獲委任後的第3年的股東周年常會結束時屆滿;其任期屆滿時,將被視為一位卸任董事而有資格重選。支付予董事的袍金由董事會參照市場的情況而釐定。由2007年開始,邱博士將收取每年港幣20萬元(之前為港幣10萬元)的董事袍金。

邱博士與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期,本行並無主要股東或控股股東(根據《上市規則》之定義)。

在最後實際可行日期,由於邱博士擁有Bonham Industries Limited 99.9%已發行股份,他被視為擁有Bonham Industries Limited持有之1,000,000股(0.06%)股份。

邱博士並無就有關《上市規則》第13.51(2)(h)至(v)段所需披露的資料。

除上述所披露者外,並無其他就邱博士之重選而需要使本行股東知悉的事項。

6. **李國寶爵士**

GBS, OBE, MA, Hon. LLD (Cantab), Hon. DSocSc, Hon. LHD, Hon. DBA, FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur, 主席兼行政總裁及提名委員會委員

李爵士，現年67歲，在1969年加入本行、1977年任董事、1981年任行政總裁、1995年任副主席、繼而於1997年獲委任為主席。李爵士亦出任本集團其他成員的董事。他亦是多個由董事會委任的委員會之主席及委員。

李爵士是香港行政會議成員及立法會議員。他是銀行業務諮詢委員會的委員及財資市場公會的議會成員。李爵士是香港大學副校監、香港大學學生會經濟及工商管理學會名譽顧問及香港中文大學善衡學院諮議委員會成員。

李爵士是香港華商銀行公會有限公司以及香港管理專業協會理事會及執行委員會的主席。他是國際商會-中國香港區會名譽顧問及中國香港(地區)商會第一名譽主席。他亦是香港上市公司商會名譽會長。李爵士是香港銀行學會議會副會長、聖約瑟書院基金有限公司主席及Australian International School Board諮議會成員。他亦為Cambridge Foundation之名譽信託人及Cambridge Overseas Trust之信託人。李爵士是救世軍港澳軍區顧問委員會主席、聖雅各福群會執行委員會主席及香港紅十字會顧問團成員。

李爵士亦出任其他機構董事，計有:招商局中國基金有限公司、中國海外發展有限公司、中遠太平洋有限公司、道瓊斯公司、粵海投資有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、香港銀行同業結算有限公司、香港按揭證券有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司、SCMP集團有限公司及維他奶國際集團有限公司。他曾為中國航空科技業股份有限公司、Chelsfield Plc.、恒基數碼科技有限公司及森那美有限公司的董事。除上述所披露者外，李爵士過去3年並無在其他上市公司擔任董事職務。

李爵士為Asia Society International Council 及Asia Business Council信託委員會的委員。他亦是Capital magazine諮議委員會成員以及其他國際諮議委員會成員，計有：Carlos P. Romulo Foundation for Peace and Development、紐約聯邦儲備銀行國際顧問委員會、Hospital for Special Surgery、Lafarge、Scripps International Network及Sirocco Aerospace International SAE。李爵士為法國INSEAD 東亞區校董會主席、Edelman Asia-Pacific的非執行主席以及Metrobank的資深顧問。

李爵士受聘為本行的行政總裁,服務合約為期5年,由2004年4月1日起生效。根據本行之組織章程細則之規定,李爵士須於2007股東周年常會上卸任為董事,並有資格獲重選連任,任期不得超過約3年,並於其獲委任後的第3年的股東周年常會結束時屆滿;其任期屆滿時,將被視為一位卸任董事而有資格重選。支付予董事的袍金由董事會參照市場的情況而釐定。由2007年開始,作為董事會主席,李爵士將收取每年港幣30萬元(之前為港幣20萬元)的董事袍金。他亦將收取每年港幣3萬元(之前為港幣1萬元)的提名委員會委員酬金。

李爵士為本行非執行董事李福和博士及李福全先生之堂姪。他亦是本行非執行董事李國星先生及李國仕先生之堂兄。除所披露者外,李爵士與本行其他董事及高層管理人員概無任何關係。在最後實際可行日期,本行並無主要股東或控股股東(根據《上市規則》之定義)。

在最後實際可行日期,李爵士為28,813,037股(1.86%)的實益擁有人。由於其配偶潘金翠女士擁有1,247,929股(0.08%)之權益,他亦被視為擁有該等股份;此外,根據本行的僱員認股計劃,李爵士獲授予認股權以認購4,850,000股(0.31%)股份(此等認股權的詳情,已披露在2006年年報內的董事會報告書的「認股權資料」項下)。

李爵士並無就有關《上市規則》第13.51(2)(h)至(v)段所需披露的資料。

除上述所披露者外,並無其他就李爵士之重選而需要使本行股東知悉的事項。

責任聲明

本通函已遵照《上市規則》的規定載列有關本集團資料的詳情。董事就本通函資料的準確性共同及個別地承擔全部責任，並在作出所有合理查詢後，就其所知及所信，確認本通函並無遺漏任何其他重大事實，致令本通函內任何內容有所誤導。

僱員認股計劃2007

以下是即將向股東提呈，於2007股東周年常會上採納的僱員認股計劃2007的條款：

1. 僱員認股計劃2007的目的

1.1 僱員認股計劃2007屬於一項股份獎勵計劃，設立的目的在於肯定合資格人士（定義見下文）對本集團作出或可能作出的貢獻。

1.2 僱員認股計劃2007為合資格人士提供機會持有本行的股權，藉此鼓勵僱員努力工作，提高效率，為本集團賺取更多利益。

2. 採納僱員認股計劃2007的條件

2.1 僱員認股計劃2007有待股東在2007股東周年常會上通過採納僱員認股計劃2007所需的決議案，並有待聯交所批准本行在有關認股權按照僱員認股計劃2007的條款與條件行使時，所發行及配發的任何股份上市及買賣。

2.2 上述任何條件若未能於2007年5月12日或之前達成，僱員認股計劃2007會即時終止，而概無任何人士可根據僱員認股計劃2007擁有任何有關該計劃的權利或利益，亦無須負上任何有關該計劃的責任。

2.3 上文2.1條所指由聯交所授出的批准，應包括該等根據上述條件而授出的批准。

3. 期限與行政管理

3.1 在第2及13條的約束下，僱員認股計劃2007自採納日起計的有效期限為5年，在限期後不會再授出認股權，惟在必需的範圍內，僱員認股計劃2007的條文仍具有十足的效力和作用，使在期限前授出的或以其他方式授出的任何認股權可按規定依照僱員認股計劃2007的條文有效行使。

3.2 僱員認股計劃2007由董事會負責管理，而董事會的決定（除本文另有規定外）乃屬最終決定，並對各方具約束力。在不影響前述條文的一般性原則下，董事會具有絕對酌情權：

(a) 詮釋和解釋僱員認股計劃2007的條文；

(b) 在第4、5、6及8條的約束下，決定可以根據僱員認股計劃2007獲授認股權的人選，以及向該等人選授出的認股權數目及認股權價格；

(c) 釐定各認股權的行使認股權期間及其他相關條款及條件；

(d) 在第10及13條的約束下，對根據僱員認股計劃2007授出的認股權的條款作出董事會認為需要的適當及公平的調整；

(e) 在第13條的約束下，為執行僱員認股計劃2007而採納規則及規例；

(f) 訂明將會發出作為根據僱員認股計劃2007授出任何認股權證據的文據格式；及

(g) 作出董事會認為在管理僱員認股計劃2007時適用的其他決定或決策。

4. 符合資格的準則

董事會可按其酌情權，向本集團任何僱員（包括執行董事和行政總裁）授予認股權。

5. 授予認股權

5.1 按照並在僱員認股計劃2007的條款的約束下，董事會應有權自僱員認股計劃2007採納日起5年內的營業日，隨時向董事會按照第4條以其絕對酌情權所挑選的任何合資格人士提出授予認股權的要約。

5.2 在接納要約時，無需支付任何費用。就收取價值而言，在本行收到承授人正式簽署的要約信之時（無論如何最遲於要約信發出當日起計14天內），授出認股權的要約便告接納。要約獲接納時，本行須在授予日發出認股書，其格式須按照董事會不時釐訂的格式。

5.3 在僱員認股計劃2007的條文、《上市規則》及其他適用的規則及規例的約束下，董事會可按個別情況，在提出授予認股權的要約時，以其酌情權在僱員認股計劃2007明文列出的條款以外，再額外訂立任何董事會認為合適的條件、規限或限制（有關認股權行使時，達到業務或財務目標的一般適用條件、規限或限制除外），而新增條件、規限或限制必須於授出認股權的要

約信內列出。此等新增條件、規限及限制包括（在不影響前述條文的一般性原則下）持續遵守認股權授出時所附帶的該等條款及條件。如未能遵守，則認股權（以尚未行使者為限）即告失效（董事會另有議決除外）。本行現時並無而且日後亦不會在認股權的行使上，訂立關於達到業務或財務目標的一般適用條件、規限及限制。

5.4 在不影響前述條文的一般性原則下，以及在《上市規則》以及第6條的約束下，董事會可授出認股權。該等認股權的價格，在行使認股權期間的不同時間內，價格亦有所不同。

5.5 董事會不得在(i)可能影響股價的情況發生後，或可能影響股價事件有待決定時（直至該等可能影響股價的資料已根據《上市規則》的有關規定公佈為止）；或(ii)緊接本行為批准業績而召開的董事會會議之日及本行根據《上市規則》須刊發業績公佈的最後限期前（以較早發生者為準），至該等資料已根據《上市規則》有關規定宣佈為止的期間內（由《上市規則》不時釐定），向任何合資格人士提出授予認股權的要約。

5.6 在不影響上述第5.1至5.5條的原則下，凡向本行任何執行董事、行政總裁或主要股東（定義見《上市規則》）授予認股權，必須得到獨立非執行董事的批准。凡建議向本行的主要股東（定義見《上市規則》）或任何彼等各自的聯繫人授出認股權時，會導致該位人士在截至獲授認股權之日（包括當日）止12個月內，因行使已經或將會根據僱員認股計劃2007及本行任何其他計劃獲授的認股權（包括已行使、已註銷及尚未行使認股權）時，所獲發行及將予發行的股份總數超出認股權授出之日的已發行股份的0.1%，或總值超過港幣500萬元（以授出認股權之日股份的收市價計算），則授出認股權的建議必須經由股東在股東大會上，以投票表決的方式批准。本行所有關連人士必須在該股東大會上放棄投票贊成授出認購權。本行必須向股東寄發通函，當中須解釋授出認股權的建議；披露將會授出的認股權的數目與條款；以及獨立非執行董事就應否投票贊成授出建議的推薦意見。

5.7 為免存疑，關於向本行的執行董事或行政總裁授予認股權的規定，對於本身屬於本行準執行董事或準行政總裁的合資格人士並不適用。

6. 認股權價格

6.1 認股權價格由董事會釐訂，並在授出認股權要約信中通知各承授人，但該價格不少於以下所列的最高價：

(a) 於授出有關認股權當日（該日必須為營業日），股份於聯交所日報表的收市價；

(b) 相等於緊接授出有關認股權當日之前5個營業日，股份於聯交所日報表的平均收市價；及

(c) 股份面值。

6.2 認股權價格亦會在第10條所列的情況下調整。

7. 認股權之行使

7.1 認股權屬承授人個人所有，不得轉讓。承授人不得以任何方式將認股權的權益向第三方出售、轉讓、押記、按揭、設立產權負擔或設定任何第三方的利益，否則認股權（以尚未行使的認股權為限）將告失效。

7.2 在相關的行使認股權期間以及在其他授出條款及條件的約束下，承授人可以向本行發出通知書，行使全部或部分認股權（但祇可以本行在要約中釐定的股份倍數行使）。通知書須列明準備根據該通知書行使的認股權以及行使所涉及的股數。每份通知書必須附有通知書所涉及的股份的總認股權價格匯款。任何不附奉匯款的通知書一概無效。在收取有關通知書連同相關認股權價格的繳足匯款和（如適用）核數師或獨立財務顧問根據第10條發出的證明後第6至第12個營業日內（不包括本行暫停登記股份過戶的期間），本行將會向承授人配發相關數目的入賬列為繳足的股份，以及向承授人發出該等配發股份的股票。

7.3 在下文規定的約束下，承授人可在適用的行使認股權期間內隨時行使認股權，但：

(a) 承授人若在行使全部認股權前身故，其合法遺產代理人可自承授人身故之日起12個月內，或董事會可訂出的較長期間內，行使承授人截至身故之日可行使但尚未行使的認股權；

(b) 凡承授人因傷殘疾病導致終止僱用，承授人可自終止僱用之日起6個月內，或董事會可訂出的較長期間內，行使承授人在停止不再為僱員之日可行使但尚未行使的認股權；

(c) 承授人若因依據僱傭合約退休而不再為僱員，承授人可於退休日期後12個月內行使其所有認股權，或（在董事會絕對酌情決定後）如承授人於退休年齡前退休，則可於退休年齡後12個月內行使其所有認股權。任何尚未行使的認股權會在有關的12個月期限後失效；

(d) 承授人若基於下述原因被本行或附屬公司（視情況而定）終止僱用而不再為僱員，則其所有認股權會在終止為僱員後之日失效和終止：

(i) 故意不服從合法而又合理的命令；

(ii) 行為不當，與正當及忠誠履行職責的原則不相符；

(iii) 犯有欺詐或不忠實行為；

(iv) 慣常疏忽職責；或

(v) 本行或附屬公司（視情況而定）因任何其他理由而有權按照普通法無須給予通知而可終止其僱傭合約；

(e) 承授人若因辭職而不再為僱員，其所有認股權會於實際終止僱用之日失效（以尚未行使的認股權為限）；

(f) 凡出現下列任何事件，承授人的所有認股權會即時失效（以尚未行使的認股權為限）：

(i) 世界任何一個地方為承授人全部或部分的資產或業務委任出清盤人、臨時清盤人、破產管理人或任何執行類似職責的人士；

(ii) 承授人面對尚未履行的判決、法令或裁決，或本行有理由相信承授人無力償債或無合理前景可以償債；

(iii) 出現任何情況令任何人士有權採取上述(i)及(ii)分條所指的法律行動、委任上述(i)及(ii)分條所指的人士、展開上述(i)及(ii)分條所指的法律程序或取得上述(i)及(ii)分條所指的法令；

(iv) 承授人面對任何司法權區提出的破產令；或

(v) 承授人面對在任何司法權區提出的破產呈請；

(g) 承授人若基於上述(a)、(b)、(c)、(d)、(e)及(f)分條以外的原因而不再為僱員，承授人可在不再為僱員之日起3個月內，行使其於不再為僱員之日可行使而尚未行使的認股權（否則將告失效及終止），惟在此等情況下，董事可在彼等決定的條件或限制下，以絕對酌情權另行決定；

(h) 若向全體股份持有人（或除收購人及／或任何受收購人控制的人士及／或任何與收購人一致行動的人士以外的所有持有人）提出全面收購建議（不論以收購方式，還是債務償還安排計劃或其他類似方式），而該項收購建議已成為或已宣佈為無條件（如《收購守則》所指），承授人有權在該項收購建議成為或宣佈為無條件（如《收購守則》所指）之日以後一個月內，隨時行使全部或部分在收購建議成為或宣佈為條件之日，可以行使但尚未行使的認股權；

(i) 本行若向股東發出通告，召開股東大會藉以考慮並酌情批准有關本行自動清盤的決議案，本行應隨即將有關通告向承授人發出。承授人可向本行發出通知書，連同行使相關認股權時應付總認股權價格的匯款（本行最遲須於建議大會舉行前兩個營業日（不包括本行暫停登記股份過戶的期間）收到有關的通知書），然後行使承授人在本行向其發出通知書當日，可以行使但尚未行使的全部或部分認股權。本行須在可行情況下，無論如何最遲在建議大會舉行前一個營業日（不包括本行暫停登記股份過戶的期間），盡快向承授人配發及發行該等在認股權行使時需發行的數目的股份；及

(j) 本行若為重組或合併本行，建議與其股東或債權人進行債務妥協或債務償還安排計劃（《上市規則》第7.14(3)條所指的調還計劃除外），在本行向其股東或債權人發出通告，召開大會考慮該項債務償還重組安排當日，須向所有承授人發出該項通告。承授人在收取通告後，可向本行發出通知書，連同行使相關認股權時應付總認股權價格的匯款（本行最遲須於建議大會舉行前兩個營業日（不包括本行暫停登記股份過戶的期間）收到有關的通知書），然後行使承授人在本行向其發出通知書當日，可以行使但尚未行使的全部或部分認股權。本行須在可行情況下，無論如何最遲須在建議大會舉行前一個營業日（不包括本行暫停登記股份過戶的期間），盡快向承授人配發及發行在該等認股權行使時需發行的數目入賬列為繳足的股份，並將承授人登記為該等股份的持有人。

7.4 行使認股權而獲配發的股份必須受本行在股份配發日生效的組織章程細則的所有條文所限制。該等股份在各方面均與配發日的現有已發行繳足股份享有同等權益；並因此賦予持有人權利，得享所有在配發日之後支付或作出的股息或其他分派，惟股息或其他分派的記錄日期若在股份配發日或之前，則股份不能享有該等已宣派或建議或議決支付或作出的股息或其他分派。承授人在股東名冊正式登記為股份持有人前，行使認股權而獲配發的股份不附有投票權。

7.5 在不影響上文的一般性原則下，為了確保或促使符合任何對本行具約束力的相關法例、強制規則及／或條例，尤其是《上市規則》中有關內幕交易及其他禁制的規定，承授人祇可在董事會不時合理施加的限制下行使認股權。

8. 認股權的失效

8.1 認股權（指尚未行使的認股權而言）在下列最早發生之日時失效，且不能再行使：

(a) 行使認股權期間屆滿時；

(b) 第7.3(a)、(b)、(c)、(d)、(e)及(f)條所指的任何一段期間屆滿時；

(c) 出現第7.3(g)條所指的情況時；

(d) 就第7.3(h)條所指的情況而言，該條所指的期間屆滿時；

(e) 就第7.3(i)條所指的情況而言，本行開始清盤之日；

(f) 就第7.3(j)條所指的情況而言，建議的債務妥協或債務償還安排生效之日；

(g) 出現第7.1條所指的情況；或

(h) 承授人違反授予認股權的附帶條款及條件之日，董事會議決承授人並無違反則作別論。

9. 股數上限

9.1 在第9.2、9.3及9.4條的約束下，根據僱員認股計劃2007授出的認股權以及任何其他涉及發行或授出認股權或其他有關本行股份或其他證券權利的認股計劃所涉及的股數，總和不得超過在僱員認股計劃2007獲批准之日的已發行股份的5%（「計劃授權上限」），除非根據第9.3條由股東另行批准該等發行或授出則作別論。

9.2 在第9.3及9.4條的約束下，計劃授權上限可不時由股東在股東大會中更新，但更新後的計劃授權上限不得超過股東在股東大會中批准更新上限當日，本行已發行股份的5%。上限更新後，在計算認股權數目是否已超過經更新上限時，所有在計劃上限更新前，根據本行的僱員認股計劃2007及任何其他認股計劃授出的認股權（包括已按照本行僱員認股計劃2007及任何其他認股計劃行使、尚未行使、已註銷、失效的認股權）一概不會計算在內。本行必須向股東寄發印有聯交所不時規定的資料的通函。

9.3 在第9.4條的約束下，董事會可在股東大會中另行尋求股東批准授出超過計劃授權上限的認股權，但超出計劃授權上限的認股權祇可向本行在尋求批准前已經指定的合資格人士授出。本行必須向股東發出印有聯交所不時規定，關於建議向該等合資格人士授出認股權的資料的通函。

9.4 因行使根據僱員認股計劃2007及任何其他涉及發行或授出認股權或其他有關股份或本行其他證券權利的認股計劃所授出但尚未行使的認股權時，本行可以發行的股份最多合共不得超過不時已發行股份的15%。若授出認股權會導致超出上述15%的上限時，一概不得根據本行任何計劃（包括僱員認股計劃2007）授出認股權，儘管如此會與僱員認股計劃2007的條款有所抵觸。

9.5 凡合資格人士在行使全部認股權後，會導致該位合資格人士在截至獲授新認股權之日（包括當日）止12個月內，因行使已經根據或將會根據僱員認股計劃2007及本行任何其他計劃獲授的認股權（包括已行使、已註銷及尚未行使的認股權）時，所獲發行及將予發行的股份總數超出新認股權授出當日的已發行股份的1%，則不得向該位合資格人士再授出新認股權。再度授出超出該上限的認股權時，須受以下的規定所約束：

(a) 經股東在股東大會中批准，而該位合資格人士及其聯繫人須放棄投票；

(b) 本行已經向股東寄出有關再度授出認股權建議的通函，其中載有《上市規則》不時規定的資料；

(c) 建議向該位承授人授出的認股權的數目與條款（包括認股權價格）須在取得上文(a)分條所指的股東批准前已經釐定；及

(d) 在按照上文第6條計算再度授出的認股權所涉及的股份的認股權價格時，以提呈再度授出認股權而舉行的董事會之日作授予日論。

9.6 第9條所指的股份上限可依照核數師按第10條證明為公允合理的方式調整。

10. 重組股本結構

10.1 凡在認股權仍可行使時，本行的股本結構因本行以盈利或儲備進行資本化發行、供股、本行股份合併、拆細或削減股本而更改，則須對以下各項（如有）作出相應更改：

(a) 尚未行使的認股權所涉及的股份數目或面值；及／或

(b) 認股權價格；及／或

(c) 第9條所指的股份數目上限。

10.2 本行的核數師或獨立財務顧問須以書面按彼等的意見向董事會證明，有關更改整體或者對某位特定的承授人而言屬公平合理（在進行資本化發行時，除非董事會另有明文規定，否則無需該等證明），並且有關更改符合有關規定，承授人應佔的股本權益比例與之前應得的比例相同，但：

(a) 該等更改在作出時，是以承授人在全面行使認股權時應支付的總認股權價格，盡可能與作出更改前應付的認購價相同（但不得超出）為基準而作出；

(b) 該等更改不得令股份以低於其面值的價格發行；及

(c) 該等更改不得令任何承授人根據所持認股權認購的已發行股份比例有所增加。

10.3 為免生疑，本行發行證券作為所參與交易的代價，則不列為需作出任何該等更改的情況。

10.4 有關涉及僱員認股計劃2007的核數師或獨立財務顧問費用，一概由本行承擔。

10.5 本行的核數師或獨立財務顧問根據本附錄第10條發出任何證明時，一概被視為以專家身份而非仲裁者的身份發出，彼等的證明在沒有明顯錯誤時，是為最終及不可推翻的證明，而且對本行和所有因此受影響的人士具有約束力。

11. 股本

因任何認股權的行使而有需要增加股本時，須受股東在股東大會中通過有關批准所限制。在上述的約束下，董事會須使本行具備足夠的法定但尚未發行的股本，以應付認股權在行使時的需要。

12. 爭議

任何與僱員認股計劃2007有關的爭議（不論是有關股數、認股權的對象、是否已賦予全部或部分認股權（如適用），還是認股權價格的數額或其他），一概轉介本行的核數師或獨立財務顧問以專家身份而非仲裁者的身份裁決，有關裁決為最終裁決，對承授人具約束力。

13. 更改僱員認股計劃2007

13.1 除以下事宜須經股東在股東大會中批准外，僱員認股計劃2007的其他任何方面均可藉通過董事會決議案更改：

(a) 僱員認股計劃2007有關「合資格人士」、「承授人」和「行使認股權期間」定義的條文，以及第1、3.1、4、5.2、5.3、6、7.1、7.3、7.4、8、9、10、13、14和15條均不得為了令承授人或準承授人更有利而更改，但事先經股東在股東大會中批准則作別論；

(b) 重大更改僱員認股計劃2007的條款及條件，但該等根據僱員認股計劃2007現行條款自動生效的更改則作別論；

(c) 改變董事會在更改僱員認股計劃2007條款的權力；

但僱員認股計劃2007經修訂的條款必須持續符合《上市規則》中經不時修訂的有關條文。

13.2 在第13.1條的約束下，董事會可隨時更改、修訂或修改僱員認股計劃2007的條款及條件，令僱員認股計劃2007的條文得以符合所有相關司法權區內，董事會認為對執行僱員認股計劃2007條款所需要的所有相關法定及監管規定。

14. 終止

本行可藉通過股東大會或董事會決議案隨時終止僱員認股計劃2007的運作；屆時，董事會再不會授出認股權，但僱員認股計劃2007的條文在各方面仍具有十足的效力和作用。

15. 註銷

董事會可應承授人的要求，絕對酌情註銷任何時候授出但尚未行使的認股權；但凡註銷認股權並向同一承授人發出新認股權時，董事會祇可在第9條所列上限內，在本行具備法定但尚未發行股本的股份和現有且尚未授出的認股權的情況下發出該等新認股權（就此不包括所有已註銷的認股權）。

16. 雜項

16.1 僱員認股計劃2007不會向任何人士賦予任何可直接或間接起訴本行的法定或衡平法上的權利（構成認股權本身權利者除外），計劃本身亦不會導致出現法律上或衡平法上可起訴本行的訟因。

16.2 本行須承擔僱員認股計劃2007的設立和行政管理費用。

16.3 承授人有權收取本行向股份持有人寄發的所有通告及其他文件。

16.4 本行與承授人之間的任何通告或其他通訊，可採用預繳郵資的方式寄往或由專人送交至本行不時在香港的註冊辦事處，或寄往或送交至承授人不時知會本行的地址、傳真號碼或電郵地址。

16.5 任何通告或其他通訊若：

(a) 由本行送出，一概會視通告或其他通訊已經在投寄、或以專人或速遞或以傳真交付或在互聯網上寄往承授人不時知會本行的電郵地址後24小時送達論；及

(b) 由承授人送出，則在本行收到該通告或其他通訊後，方視為已經送達論。

16.6 承授人有責任取得任何國家或司法權區可能規定由政府或其他官方發出的同意，以冀獲准授予或行使認股權。本行不會對承授人未能取得任何該等同意負責，亦不會對承授人因參與僱員認股計劃2007而可能引致的任何税務或債務負責。

16.7 承授人一經接納認股權，即被視為已經在僱員認股計劃2007的條文約束下，不可撤回地接納認股權；以及被視為已經放棄在失去僱員認股計劃2007中任何權利時，收取款項或其他福利（以失去職位時的補償或其他方式）的權利。

16.8 僱員認股計劃2007和所有根據該計劃授出的認股權一概須遵守《上市規則》的規定，並受香港法律所規管和按其詮釋。

此附錄載列對組織章程細則的建議修訂。

對於現有組織章程細則較重要的修訂包括以下各項:

(a) 雖然組織章程細則已允許董事會收取股東支付的預繳股款，董事會亦應有權償還股東預繳的任何股款(第23條);

(b) 在不損害本行依法律具有的權利或補救之前提下，如有任何權力機關規定，在股東去世、去世股東之遺產未有繳納税項或股東未有納税的情況下，本行應負責繳納税項或其他款項，則本行應獲相關股東或其遺產管理人悉數償還本行代為支付的款項(第23A條);

(c) 建議澄清股東所持有股份一經被沒收，除個別情況外，該股東即同時喪失原來對本行具有的各種權益、索賠和要求(第29A條);

(d) 如在原定日期舉行股東大會實屬不切實際或不合理，董事會應有權延遲舉行股東大會(第48A條);

(e) 董事會應有權發送空白或提名任何一名或多名董事或其他人士擔任投票代表的投票代表委託書(第71A條);

(f) 建議澄清投票代表應有權在股東大會上要求以投票方式表決，並按其認為合適對提交股東大會的決議案進行表決，以及在大會上發言(第72A條);

(g) 建議澄清儘管(i)委託投票代表的股東已去世或精神錯亂，或(ii)投票代表委託書已被撤銷或其涉及的股份已被轉讓，但只要於使用該投票代表委託書的股東大會開始前本行仍未獲通知該股東已去世、精神錯亂、撤銷委託或轉讓股份的情況，則有關投票代表委託書仍屬有效(第72B條);

(h) 建議澄清股東大會或董事會會議的會議記錄經該次會議或隨後首次會議的主席簽署後，即為該會議舉行和在會上通過事項的充份證據，直至證明事實並非如此(第98A條);

(i) 關於本行支付的股息，除可允許股東選擇以股代息或收取現金股息外，股東亦可通過決議，決定只能以股代息而沒有上述選擇權(第118(D)條);

(j) 為使本行的做法更貼近市場慣例和《上市規則》的規定，董事會若認為在某些司法管轄區配發股份可能屬不合法或會需要進行登記手續，則董事會應有權決定不給予身處該等司法管轄區的股東以股代息或在以股代息和收取現金股息之間作出選擇的權利。在該情況下，有關股東只有權收取現金股息(第118(E)條)；及

(k) 建議澄清通過股份轉讓、法律的實施或其他方式獲得股份權利的人士，在其名稱載入股東名冊之前，凡發給該等股份原來的股東之通知同樣對前述人士具有約束力(第132B條)。

組織章程細則的建議修訂已作標記如下，以便參考：

第23條 — 預繳催繳股款

23. 若董事會認為適當，可接受任何股東自願提前繳付其持有任何股份的未催繳及未繳股款，並在繳款後給予就已預繳股款實際被催繳的部分股份所應付的股息另加利息(直至股款原定到期為止)，利率由董事會及提前繳款的股東互相同意，但年息不得超過15%(除非本公司以普通決議案另作指示)。董事會在給予該股東不少於三個月通知指出其意向後，可隨時償還上述預繳股款，除非在該通知期滿前，該預繳股款涉及的股份已被催繳。

第23A條 — 就與股份有關的索賠作出賠償(新細則)

23A. 每當任何國家、州或地方的任何現行法律加諸或據稱加諸本公司任何即時、將來或可能的付款責任，或賦予任何政府或稅務機關或政府官員要求本公司付款的權力，並且該付款涉及任何股東與他人共同持有或單獨持有的任何股份，或欠付或應付或累積欠付或可能欠付或應付該股東的任何股息、紅利或其他款項，或由於該等股份，或本公司為或由於任何股東引起或與任何股東有關的付款，並且不管出於以下任何原因：

(a) 該股東死亡；

(b) 該股東未支付任何所得稅或其他稅款；

(c) 該股東的遺產執行人或管理人未支付或未從該股東的遺產支付任何遺產稅、遺囑認證稅、繼承稅、死亡稅、印花稅或其他稅項；或

(d) 任何其他行為或事項；

在任何上述情況下，本公司：

(i) 應就上述法律引致的全部責任獲該股東或其遺產執行人或管理人全面賠償；及

(ii) 可作為債項向該股東或其遺產執行人或管理人（不管在何地構成或位於何地）追討本公司在該法律項下或因該法律所支付的任何款項，連同按年利率15%計算的自本公司付款日期起至該股東或其遺產執行人或管理人還款日期期間的利息。

本條的內容不應損害或影響任何法律可能賦予或據稱賦予本公司於本公司與上述股東或其執行人、管理人及遺產（不管在何地構成或位於何地）之間的任何權利或補救方法，及本公司可強制執行上述法律賦予或據稱賦予本公司的任何權利或補救方法。

第29條 — 繳款之餘下責任

29. 被沒收股份的人士，將停止成為沒收股份的股東。儘管其股份已被沒收，該人士仍須在所有方面以相同方式如同股份未被沒收一般負責繳交本公司在沒收時就有關股份應繳的所有款項，連同利息，直至實際付款為止。利率為發行股份條款所訂者，或倘若沒有訂定該等利率，則利率應為年息15%（或董事會所定的較低年息），還須支付本公司因上述欠款累積的開支，以及履行本公司在股份被沒收時可能強制執行的所有（如有）索賠和要求。本公司有權強制執行付款責任而無需將被沒收股份的價值或在處理被沒收股份時獲得的代價計算在內。

第29A條 — 喪失利息及索賠（新細則）

29A. 沒收股份涉及在沒收股份時同時喪失股份帶有的所有利息以及因股份對本公司提出的全部索賠和要求，以及被沒收股份的股東與本公司之間附帶於股份的權利和責任，除非本細則明文規定為例外的權利和責任，或條例給予或加諸過去股東的權利和責任。

第48A條 — 股東大會的延遲(新細則)

48A. 在董事會全權酌情決定下,若其認為在召開股東大會的通知指明的日期、時間或地點舉行股東大會不切實際或不合理,可將股東大會延遲至另一日期、時間和/或地點舉行。董事會應採取合理的步驟,確保向任何嘗試在原定時間和地點出席會議的股東提供延遲召開會議的日期、時間和地點的通知。會議延遲召開時,延遲會議的日期、時間和地點的通知應以董事會全權酌情決定的方式給予。將在延遲會議上處理的事項的通知則無須給予。若會議根據本細則延遲召開,投票代表委託書如根據本細則要求在不少於延遲會議指定舉行時間前48小時送達及被接收,將為有效文件。為免生疑問,董事會可延遲任何按本細則重新安排的會議。

第71A條 — 發出載有提名的委任投票代表表格(新細則)

71A. 董事會可以郵遞、電子通訊或其他形式向股東發出或提供適用於任何股東大會或任何類別股份的持有人(另行召開的)會議的投票代表委託書(回覆郵資預付或未付),有關費用由本公司負責。投票代表委託書可是空白或作為另一選擇提名一名或以上董事或任何其他人士為代表。如為任何會議的目的發出邀請委任一名人士或邀請內指定的多名人士其中一名為投票代表的費用由本公司負責,則該邀請應在不抵觸第48條的情況下發予所有(不是某些)有權收取會議通知及委任投票代表的股東。

第72A條 — 投票代表可要求以投票方式表決、投票等(新細則)

72A. 投票代表委託書應視作賦予投票代表按其認為合適,要求或加入要求以投票方式表決提交會議的任何決議案或經修訂決議案及進行表決及在會議上發言的權利(除非在投票代表委託書上有相反指示)。

第72B條 — 效力不受影響(新細則)

72B. 按投票代表委託書所投的票是有效的,儘管委託人的人士死亡或精神錯亂,或投票代表委託書被撤銷,或簽署投票代表委託書的授權被撤銷,或投票代表委託書涉及的股份被轉讓,但本公司於使用該投票代表委託書的有關會議或延會開始前在辦事處收到該死亡、精神錯亂、撤銷或轉讓的書面通知的則除外。

第98A條 — 會議主席簽署會議記錄(新細則)

98A. 據稱由議事程序進行的會議的主席或隨後首個本公司或董事會或其轄下的委員會的會議(視情況而定)的主席簽署的會議記錄,應為在會議中進行的議事程序的充份證據,而本公司或董事會或其轄下的委員會就上述議事程序召開並按前述編寫會議記錄的會議,應視作正式召開及舉行,在該等會議記錄指明已通過及進行的全部決議案及議事程序應視作正式通過及進行。

第106條 — 授權委員會的權力

106. 董事會可將其任何權力,職權及自決權,授予任何委員會(附再授權的權力),其成員包括董事會認為合適的董事及其他人士,授予時間、條款和條件為董事會認為合適者。董事會賦予的該等權力,可與董事會全部相關權力並行,或排除或取代董事會全部相關權力。董事會亦可隨時撤銷該等任命或委任及解散該等委員會,不論整體或部分,或針對委任人士或目的。任何根據上述情況成立的委員會,在行使其獲授予之權力,職權及自決權時,必須遵守董事會頒布之規則。就如前述授予之任何權力、職權或自決權,在本細則中凡提及董事會行使該權力、職權或自決權,應被解釋為提及該委員會行使該權力、職權或自決權。

第106A條 — 委員會的權力(新細則)

106A. 該委員會遵守上述規則及為達致委員會被委任的目的而非其他目的所作出的行為,應具有相等於董事作出該行為的效力及作用。

第118條(D)及(E)(新條款)

(D) 經董事會建議,本公司可藉普通決議案就任何一項指定的股息通過決議,儘管有本細則(A)段的規定,可以配發入賬列作繳足股款的股份之形式支付全部股息,並不向股東提供收取現金代替配發的選擇。

(E) 董事會在按本細則(A)段作出決定時,如其認為向登記地址在某一或某些地域的任何股東配發股份或傳達選擇權利的要約屬或可能屬不合法或在缺乏登記説明或其他特別手續下屬或可能屬不合法,可決定不向其配發股份或提供收取將發行股份的選擇權,在該情況下,上述規定應在該決定的規限下閱讀及解釋。

第*121*條 — ~~*股份股息*~~*以分攤資產代息*

第132A條 — 視作收到通知(新細則)

132A.親自或委托代表出席任何本公司會議的股東為所有目的應視作已收到正式會議通知,及在所需情況下,就召開會議的目的收到通知。

第*132B*條 — *受讓人受給予轉讓人的通知的約束(新細則)*

132B.透過法律的實施受讓股份或以其他方式獲得股份權利的人士,應受任何與股份有關的在其名稱加入股東名冊前正式給予轉讓人士的通知的約束。

以下為根據《上市規則》規定，須就購回股份的一般性授權的建議，寄予股東的說明函件及根據《公司條例》第49BA條規定而發出的備忘錄：

(i) 本行將於2007股東周年常會上，提呈一項決議案，以賦予本行董事一般性權力，可行使本行的一切權力，在聯交所購回不超過本行於決議案通過當日之已發行股本面值總額10%的股份(「購回授權」)。按本通函付印前的最後實際可行日期的已發行股份1,551,682,050股計算（並假設在最後實際可行日期後至有關決議案通過前，本行之已發行股份沒有變動），本行根據購回授權可購回最多不超過155,168,205股股份。

(ii) 儘管董事現無意購回任何股份，他們相信購回授權所賦予的靈活性將對本行及其股東均甚為有利。由於近年在聯交所的交投情況偶爾反覆，故日後市況若陷於低潮而股份以低於其基本價值的價格買賣時，本行能夠購回股份將對擬保留其於本行的投資的股東有利，因為此等股東佔本行資產權益的百分比將按本行購回股份數目的比例而增加。此外，董事行使購回授權將可增加股份在聯交所的成交量。

(iii) 董事建議根據購回授權購回股份所需的款項將由本行及其附屬公司的可用現金或營運資金融資支付。根據本行組織章程大綱及細則以及香港法例的規定，本行用以支付購回股份的款項須來自可合法用於購回股份的資金。

(iv) 倘購回授權於建議中的購回期間任何時間全部行使，對本行的營運資金或資產負債狀況(與本行最新刊發的年報所載經審核賬目所披露的狀況比較)可能會產生重大的不利影響。然而，董事不會建議在對本行的營運資金規定或董事所不時認為對本行而言屬適當的資產負債水平產生重大不利影響的情況下行使購回授權。

(v) 本行的董事或(就董事所知及經進行一切合理查詢後)他們的聯繫人士現時概無意在購回授權獲股東批准後出售股份予本行。

(vi) 董事已向聯交所承諾，將根據《上市規則》及香港法例，並按照購回授權的規定，行使本行購回股份的權力。

(vii) 倘本行購回股份而導致一位股東持有本行的投票權比例有所增加，按《收購守則》所載，增加的比例將被視作增購股份投票權。若一位或多位一致行動的股東因此而取得或合共取得本行的控制權，便須遵照《收購守則》第26條作出強制收購。於本通函付印前的最後實際可行日期，本行並無主要股東（按《上市規則》的定義）。

然而董事並未知悉，如董事根據購回授權購回股份後，將會引致《收購守則》規定下的任何後果。

(viii) 於本文件的刊發日期前6個月內，本行並無購買本身股份。

(ix) 本行並無獲其關連人士（按《上市規則》的定義）知會他們現擬出售股份予本行。該等人士亦無承諾，倘購回授權獲股東批准後，他們不會出售任何該等股份予本行。

(x) 本行股份過去12個月期間每月在聯交所的最高及最低買賣價如下：

	最高	**最低**
	港元	*港元*
2006年：2月	26.80	23.40
3月	28.70	24.80
4月	32.65	28.05
5月	33.50	28.50
6月	32.15	27.65
7月	32.75	30.25
8月	35.00	32.25
9月	37.00	33.35
10月	38.65	35.15
11月	44.50	36.35
12月	44.50	40.10
2007年：1月	48.40	41.60

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

RETIREMENT AND RESIGNATION OF EXECUTIVE DIRECTOR AND DEPUTY CHIEF EXECUTIVE

Mr. Chan Kay-cheung, Executive Director and Deputy Chief Executive of the Bank, will retire and resign as a Director from the Bank with effect from 1st May, 2007.

The Bank of East Asia, Limited (the "Bank") announces that Mr. Chan Kay-cheung ("Mr. Chan"), Executive Director and Deputy Chief Executive of the Bank, will retire and resign as a Director from the Bank with effect from 1st May, 2007.

Following his retirement, the Bank has engaged Mr. Chan as an adviser to the Bank and he remains as the Vice Chairman of The Bank of East Asia (China) Limited, the Bank's wholly-owned subsidiary bank in China.

Mr. Chan has spent his entire career with the Bank. He joined the Bank in 1965; was appointed a Director in 1996 and was promoted to Deputy Chief Executive in 1997. Altogether, he has served the Bank for over 41 years. He has played a significant role in this Bank's growth, particularly with regard to the development of the Bank's information technology systems and expansion into the Mainland. On behalf of the Board, we would like to express our heartfelt gratitude to Mr. Chan for his invaluable contribution over the past four decades, and wish him every happiness, good health and success for the future.

Mr. Chan has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Bank.

For and on behalf of
The Bank of East Asia, Limited
David LI Kwok-po
Chairman and Chief Executive

Hong Kong, 30th April, 2007.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2007 MAY 15 A 10:27
OFFICE OF REGISTRAR OF CORPORATE...

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

17	04	2007
日 DD	月 MM	年 YYYY

至 To

30	04	2007
日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	2,850,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	17,174,600.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,916,908,702.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-850,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$11,305,000.00
Ordinary	-10,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$124,000.00
Ordinary	-70,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$1,451,100.00
Ordinary	-210,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$4,294,500.00

(註 Note 9)
B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-1,140,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-1,140,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 02 / 05 / 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

RECEIVED
2007 MAY 15 A 10:47
OFFICE OF THE REGISTRAR OF COMPANIES

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
陳棋昌	Chan	Kay Cheung

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
B905121(5)	--

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
01	05	2007

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5068 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (AP) / T0180023 / 14/05/2007

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

02/05/2007 11:17:52
Submission No/Seq No: 224048888/1
CR No: 0000255
Sh. Form. D2A

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文姓名 Name in Chinese

英文姓名 Name in English

姓氏 Surname | 名字 Other Names

前用姓名 Previous Names

別名 Alias

(註 Note 13) 住址 Residential Address

國家 Country

(註 Note 14) 電郵地址 E-mail Address

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

簽發國家 Issuing Country | 號碼 Number

委任日期 Date of Appointment

日 DD | 月 MM | 年 YYYY

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)

(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number

(只適用於在香港註冊的法人團體)

(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事

Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes

☐ 否 No

本通知書包括 ______ 張續頁 A、 ______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes -- Continuation Sheet(s) A, -- Continuation Sheet(s) B and -- Continuation Sheet(s) C.

簽署 Signed : [signature]

姓名 Name : Ho Kam Lan

~~董事 Director~~／秘書 Secretary *

日期 Date : -2 MAY 2007

日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第158(4)條)
(Companies Ordinance s. 158(4))

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 **Capacity**: [✓] 秘書 Secretary [ ] 董事 Director [ ] 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 **Name in Chinese**	何金蘭

英文姓名 **Name in English**	姓氏 Surname	名字 Other Names
	Ho	Kam Lan

(註 Note 7) 身份證明 **Identification**	香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
	D289463(8)	--

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5068 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (AP) / T0180023 / 14/05/2007

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

02/05/2007 11:17:52
Submission No/Seq No: 224048888/2
CR No: 0000255
Sh. Form. D2B

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

'CSA' by P & L Associates, Hong Kong. (D2b.Frm)

2 個人秘書／董事資料更改 (續上頁)
Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only 生效日期 Effective Date

Item	Details		日 DD	月 MM	年 YYYY
(a) 中文姓名 Name in Chinese					
(b) 英文姓名 Name in English	姓氏 Surname:	名字 Other Names:			
(註 Note 9) (c) 別名 Alias					
(註 Note 10) (d) 住址 Residential Address	Flat D, 24/F., Hoi Tien Mansion, Horizon Gardens, 15 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong	國家 Country:	01	05	2007
(註 Note 11) (e) 電郵地址 E-mail Address					
(f) 香港身份證號碼 Hong Kong Identity Card Number					
(g) 海外護照 Overseas Passport	簽發國家 Issuing Country:	號碼 Number:			

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

'CSA' by P & L Associates, Hong Kong. (D2b.Frm)

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事 Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 12) 中文名稱 Name in Chinese

(註 Note 12) 英文名稱 Name in English

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English — 日 DD 月 MM 年 YYYY

(註 Note 13) (b) 地址 Address — 國家 Country — 日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address — 日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。
This Notification includes -- Continuation Sheet(s) A and -- Continuation Sheet(s) B.

簽署 Signed : [signature]

姓名 Name : Ho Kam Lan
~~董事 Director~~／秘書 Secretary *

日期 Date : 2 MAY 2007
日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

Company Number: 255

THE COMPANIES ORDINANCE
(CHAPTER 32)

SPECIAL RESOLUTION AND ORDINARY RESOLUTIONS

OF

The Bank of East Asia, Limited

東亞銀行有限公司

Passed on the 12th day of April, 2007

At the Annual General Meeting of the Members of The Bank of East Asia, Limited duly convened and held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Thursday, 12th April, 2007 at 10:30 a.m., the following resolution 2 was passed as a Special Resolution and resolutions 1, 3, 4 and 5 were passed as Ordinary Resolutions:

1. "THAT subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval for the listing of and permission to deal in the shares to be issued and allotted pursuant to the exercise of the options in accordance with the terms and conditions of the Staff Share Option Scheme 2007 of the Bank (the "Scheme 2007"), the rules of which are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the Chairman thereof, the Scheme 2007 be and is hereby approved and adopted and the Directors of the Bank be and are hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme 2007 including but without limitation:

   (a) to administer the Scheme 2007 under which options will be granted to eligible persons under the Scheme 2007 to subscribe for shares;

   (b) to modify and/or amend the Scheme 2007 from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Scheme 2007 relating to modification and/or amendment, provided always that the total number of shares subject to the Scheme 2007 shall not exceed the limits referred to therein;

(c) to issue and allot from time to time such number of shares in the capital of the Bank as may be required to be issued pursuant to the exercise of the options under the Scheme 2007 provided always that the total number of shares subject to the Scheme 2007, when aggregated with any shares subject to any other share option schemes, shall not exceed 5% of the relevant class of the issued share capital of the Bank as at the date of passing this Resolution, but the Bank may seek approval of its shareholders in general meeting for refreshing the 5% limit under the Scheme 2007 and the maximum number of shares in respect of which options may be granted under the Scheme 2007 and any other share option schemes of the Bank in issue shall not exceed 15% of the relevant class of the issued share capital of the Bank from time to time;

(d) to make application at the appropriate time or times to the Stock Exchange; and any other stock exchanges upon which the issued shares of the Bank may for the time being be listed, for listing of and permission to deal in any shares which hereafter from time to time be issued and allotted pursuant to the exercise of the options under the Scheme 2007; and

(e) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the Scheme 2007."

2. "THAT the Articles of Association be and hereby amended as follows:

(a) Article 23 be amended by inserting the following words immediately after the words "in advance":

', in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up. The Board may at any time repay the amount so advanced upon giving to such member not less than three months' notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the share in respect of which it was advanced';

(b) the following new Article 23A be inserted immediately after Article 23:

'*Indemnity against claims in respect of shares*

23A. Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment, or empowers any government or taxing authority or government official to require the Company to make any payment, in respect of any shares held either jointly or solely by any member or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such member by the Company or in respect of any such shares or for or on account or in respect of any member and whether in consequence of:

(a) the death of such member;

(b) the non-payment of any income tax or other tax by such member;

(c) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such member or by or out of his estate; or

(d) any other act or thing;

the Company in every such case:

(i) shall be fully indemnified by such member or his executor or administrator from all liability arising by virtue of such law; and

(ii) may recover as a debt due from such member or his executor or administrator (wherever constituted or residing) any monies paid by the Company under or in consequence of any such law, together with interest thereon at the rate of 15 per cent. per annum thereon from the date of payment by the Company to the date of repayment by such member or his executor or administrator.

Nothing contained in this Article shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such member as aforesaid, his executor, administrator and estate wherever constituted or situated, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.';

(c) Article 29 be amended by inserting the following words immediately after the words "until payment":

'and expenses of the Company that may have accrued by reason of such non-payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture';

(d) the following new Article 29A be inserted immediately after Article 29:

'*Extinction of interest and claims*

29A. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the

Company in respect of the share, and all other rights and liabilities incidental to the share as between the shareholder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Ordinance given or imposed in the case of past members.';

(e) the following new Article 48A be inserted immediately after Article 48:

'*Postponement of general meeting*

48A. If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the postponed meeting is provided to any Member trying to attend the meeting at the original time and place. When a meeting is so postponed, notice of the date, time and place of the postponed meeting shall be given in such manner as the Board may in its absolute discretion determine. Notice of the business to be transacted at such postponed meeting shall not be required. If a meeting is postponed in accordance with this Article, the instrument of a proxy will be valid if it is delivered and received as required by these Articles not less than 48 hours before the time appointed for holding the postponed meeting. The Board may (for the avoidance of doubt) also postpone any meeting which has been rearranged under this Article.';

(f) the following new Article 71A be inserted immediately after Article 71:

'*Sending proxy with nominations*

71A. The Board may at the expense of the Company send or make available, by post, electronic communication or otherwise, instruments of proxy (reply-paid or otherwise) to Members for use at any general meeting(s) or at any separate meeting(s) of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall subject to Article 48 be issued to all (and not some only) of the Members entitled to be sent a notice of the meeting and to vote thereat by proxy.';

(g) the following new Articles 72A and 72B be inserted immediately after Article 72:

'*Proxy can demand poll, vote, etc*

72A. An instrument of proxy shall be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit and to speak at the meeting.

Validity not affected

72B. A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the death or insanity of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.';

(h) the following new Article 98A be inserted immediately after Article 98:

'*Chairman to sign minute*

98A. Any such minute if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting of the Company or the Board or the committee of the Board (as the case may be) shall be sufficient evidence of the proceedings thereat and until the contrary is proved every meeting of the Company or of the Board or of a committee of the Board in respect of the proceedings whereat minutes have been so made shall be deemed to have been duly convened and held and all resolutions and proceedings stated in the said minutes to have been passed and held thereat shall be deemed to have been duly passed and held.';

(i) Article 106 be amended by inserting the words "(with power to sub-delegate)" immediately after the word "discretions" in the first sentence, inserting the words "for such time on such terms and subject to such conditions" immediately after the words "such other persons" in the first sentence, inserting the words "confer such powers either concurrently with, or to the exclusion of and in substitution for, all of the powers of the Board in that respect and may" immediately after the words "The Board may" in the second sentence, and inserting the sentence "Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee." immediately after the last sentence;

(j) the following new Article 106A be inserted immediately after Article 106:

'*Powers of committees*

106A. All acts done by such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors.';

(k) the following new sub-articles be inserted immediately after Article 118(C):

'(D) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion when it makes a determination pursuant to paragraph (A) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any members with registered addresses in any particular territory or territories where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such determination.';

(l) Article 121 be amended by deleting its heading "Scrip dividends" and substituting therefor the heading "Dividends in specie"; and

(m) the following new Articles 132A and 132B be inserted immediately after Article 132:

'*Deemed receipt of notice*

132A. Any member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was convened.

Transferee bound by notice given to transferor

132B. Every person who, by operation of law, transfer or by any other means becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.'."

3. "THAT

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Bank to allot, issue and dispose of additional shares of the Bank and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers either during or after the Relevant Period, not exceeding 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution, otherwise than any shares which may be issued pursuant to the following events:

   (i) a rights issue;

   (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares or rights to acquire shares of the Bank; or

   (iii) any scrip dividend or similar arrangement in accordance with the Articles of Association of the Bank; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Bank;

   (ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

   (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

4. "THAT

(a) a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Bank to repurchase ordinary shares of HK$2.50 each in the capital of the Bank in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time provided however that the aggregate nominal amount of the shares to be repurchased pursuant to the approval in this paragraph shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Bank as at the date of this Resolution; and

(b) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Bank;

(ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

5. "THAT, conditional on the passing of Resolutions in item 7 and item 8 of the Notice of this Meeting, the general mandate granted to the Directors to allot shares pursuant to the Resolution set out in item 7 of the Notice of this Meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution set out in item 8 of the Notice of this Meeting."

David LI Kwok-po
Chairman

公司註冊處
Companies Registry

Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

RECEIVED

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	03	04	2007
至 To	13	04	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	31,491,077.50
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,739,650.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,914,058,702.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-5,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$103,650.00
Ordinary	-80,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$1,636,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-12,511,431-	HK$2.50	HK$2.50	Nil	Nil	Nil

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

See the attached Appendix

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class
See the attached list		-85,000-	
See the attached CD-Rom		-12,511,431-	
	各類別股份分配的總數 Total Shares Allotted by Class	-12,596,431-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 13 / 04 / 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

Return of Particulars of a Contract Relating to Share Allotment

(公司條例第45(2)條)
(Companies Ordinance s. 45(2))

表格 Form **SC5**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

2 以非現金支付全部或部分股款所分配的股份數目
Number of Shares Allotted as Fully or Partly Paid Up otherwise than in Cash

12,511,431

3 股份類別
Class of Shares

Ordinary

4 每股的面值
Nominal Value of Each Share

貨幣單位 Currency	款額 Amount
HK$	2.50

5 每股被視作以非現金支付股款的款額
Amount Treated as Paid and Payable on Each Share otherwise than in Cash

貨幣單位 Currency	款額 Amount
HK$	2.50

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 **For Official Use**

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 分配上述股份的代價
Consideration for which the above Shares have been Allotted

A. 如作出該項分配是作爲清償全部或部分財產的買價，請述明該項財產以及清償買價的詳情：
If the allotment is made in satisfaction or part satisfaction of the purchase price of property, please describe the property and the details as regards how the purchase price is to be satisfied :

(1) 財產的簡述
Brief Description of Property

-

(2) 買價
Purchase Price

	貨幣單位 Currency	款額 Amount
(a) 以非現金支付股款而獲分配股所付代價的總款額 Total amount of consideration paid for shares allotted otherwise than in cash		-
(b) 現金 Cash		-
(c) 購買人所解除的債項或所承擔的債務的款額（包括按揭及購買人就收購財產所解除的債項或所承擔的債務） Amount of debt released or liabilities assumed by the purchaser (including mortgages and any debts released or liabilities assumed by the purchaser on the property acquired)		-
總買價 Total Purchase Price		-

B. 如分配該等股份的代價爲服務或非上文第 6A 項所述的其他代價，請述明該項代價的性質，以及所分配股份的數目
If the consideration for the allotment of such shares is services, or any consideration other than that mentioned in Section 6A above, please state the nature of such consideration and the number of shares so allotted

Capitalisation issue –
12,511,431 shares allotted under scrip dividend scheme.

Please refer to the attached Appendix for the nature of consideration.

7 上文第 6A 項所述財產的總買價的細目分類：
Breakdown of the Total Purchase Price of the Property mentioned in Section 6A above :

	貨幣單位 Currency	款額 Amount
(1) 永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置 (凡該等財產是在按揭的規限下出售，應列明總價值。) **Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(2) 批租土地財產的法定產業權 (凡該等財產是在按揭的規限下出售，應列明總價值。) **Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(3) 批租土地財產上的固定工業裝置及機械 **Fixed plant and machinery on leasehold property**		-
(4) 永久業權財產或批租土地財產的衡平法權益 (凡該等財產是在按揭的規限下出售，應列明總價值。) **Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)**		-
(5) 活動工業裝置及機械 、商品存貨及其他實產 **Loose plant and machinery, stock-in-trade, and other chattels**		-
(6) 商譽及合約的利益 **Goodwill and benefit of contracts**		-
(7) 專利、設計、商標、特許、版權等 **Patents, designs, trade marks, licences, copyrights, etc.**		-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

	貨幣單位 Currency	款額 Amount
(8) 帳面債項及其他債項 Book and other debts		-
(9) 手頭現金及銀行來往帳戶內的現金、匯票、票據等 Cash in hand and at Bank on current account, bills, notes, etc.		-
(10) 存放於銀行或其他地方的現金 Cash on deposit at Bank or elsewhere		-
(11) 股份、債權證及其他投資 Shares, debentures and other investments		-
(12) 其他財產 Other property		-
總買價 Total Purchase Price		-

簽署 Signed : [signature]

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 13 / 04 / 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

Incorporated the 14th day of November, 1918.

(including all amendments up to 12th April, 2007)

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

Incorporated the 14th day of November, 1918.

(including all amendments up to 12th April, 2007)

No. 233
編號

CERTIFICATE OF INCORPORATION
公司更改名稱

ON CHANGE OF NAME
註冊證書

I hereby certify that
本人茲證明

THE BANK OF EAST ASIA, LIMITED

having by special resolution changed its name, is now incorporated under
經通過特別決議案，已將其名稱更改，該公司現在之註冊名稱為

the name of

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

Given under my hand this Twenty-Fifth day of April
簽 署 於 一 九 九 五 年 四 月 廿 五 日 。

One Thousand Nine Hundred and Ninety Five.

(Sd.) MISS H. CHANG

....

for *Registrar of Companies*
Hong Kong

香港公司註冊處處長

(公司註冊主任 張巧雯 代行)

CERTIFICATE OF INCORPORATION

OF

THE BANK OF EAST ASIA, LIMITED

I hereby certify that "THE BANK OF EAST ASIA, LIMITED", is this day incorporated under the Hong Kong Companies Ordinances, 1911-1915, and that this Company is limited.

Given under my hand and seal of office this 14th day of November, One thousand nine hundred and eighteen.

(Sd.) HUGH A. NISBET,
Registrar of Companies,
Hong Kong.

MEMORANDUM OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

1. The name of the Company is "THE BANK OF EAST ASIA, LIMITED 東亞銀行有限公司". *(Chinese name added on 25/04/1995)*

2. The registered office of the Company will be situate in Victoria Hong Kong.

3. The objects for which the Company is established are:

   (*a*) To carry on the business of banking in all its branches and departments, including exchange banking and business; the borrowing, raising or taking up money; the lending or advancing money, securities and property on such terms as may be thought fit; the counting, buying, selling and dealing in bills of exchange, promissory notes, coupons, drafts, bills of lading, warrants, debentures, certificates, scrip and other instruments and securities, whether transferable or negotiable, or not; the granting and issuing letters of credit and circular notes; the buying, selling and dealing in bullion and specie; the acquiring, holding, issuing on commission, underwriting and dealing with stocks, funds, shares, debentures, debenture stock, bonds, obligations, securities and investments of all kinds; the acquisition, holding and dealing with movable and immovable property of all kinds; the negotiating of loans and advances; the receiving money and valuables on deposit or for safe custody or otherwise; the issuance of deposit or other receipts or acknowledgements either in a negotiable or transferable form or otherwise in respect of moneys deposited; the issuance in Canton or elsewhere outside of Hong Kong of demand drafts or bank notes negotiable or transferable or otherwise for circulation in Canton or elsewhere outside of Hong Kong; the collecting and transmitting money and securities; the carrying on of a savings bank; the establishment of branches or agencies in Canton and elsewhere throughout the world; the management of property; and the transaction of all kinds of agency business commonly transacted by bankers.

(*b*) To carry on business as capitalists, financiers, concessionaires and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations.

(*c*) *(Deleted by Special Resolution dated 30/01/1932 and Confirmed on 27/02/1932)*

(*d*) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with the businesses referred to in paragraphs (*a*) and (*b*) above or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(*e*) To acquire and undertake the whole or any part of the business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on or possessed of property suitable for the purposes of this Company.

(*f*) To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint adventure, reciprocal concession or otherwise, with any person or company carrying on or engaged in, or about to carry on or engage in, any business or transaction which this Company is authorised to carry on or engaged in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company. And to lend money to, guarantee the contracts of, or otherwise assist, any such person or company, and to take or otherwise acquire shares and securities of any such company and to sell, hold, re-issue, with or without guarantee, or otherwise deal with the same.

(*g*) To take or otherwise acquire, and hold shares in any other company having objects altogether or in part similar to those of this Company or carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

(*h*) To enter into any arrangements with any governments or authorities, supreme, municipal, local or otherwise that may seem conducive to the Company's objects, or any of them, and to obtain from any such government or authority, any rights, privileges and concessions which the Company may think it desirable to obtain, and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

(*i*) To establish and support or aid in the establishment and support of associations, institutions funds, trusts and conveniences calculated to benefit employees or ex-employees of the Company or the dependants or connections of such persons, and to grant pensions and allowances, and to make payments towards insurance, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition, or for any public, general or useful objects.

(*j*) To promote any company or companies for the purpose of acquiring all or any of the property, rights and liabilities of this Company, or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

(*k*) Generally to purchase, take on lease or in exchange hire or otherwise acquire, any real and personal property and any rights or privileges which the Company may think necessary or convenient for the purposes of its business and in particular any land, buildings, easements, machinery, plant and stock-in-trade.

(*l*) To hire purchase erect or otherwise to acquire a godown or godowns for any of the purposes of the Company and to carry on the business of godown keepers or warehousemen.

(*m*) To construct, maintain and alter any buildings or works, necessary or convenient for the purposes of the Company.

(*n*) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined.

(*o*) To advance, deposit or lend money, securities and property to or with such persons and on such terms as may seem expedient and either with or without security and in particular to customers and others having dealings with the Company, and to guarantee the performance of contracts by any such persons.

(*p*) To guarantee or become liable for the payment of money or for the performance of any obligations and to transact all kinds of trust and agency business.

(*q*) To borrow or raise or secure the payment of money in such manner as the Company shall think fit, and in particular by the issue of debentures, perpetual or otherwise charged upon all or any of the Company's property (both present and future), including its uncalled capital, and to purchase, redeem or pay off any such securities.

(*r*) To remunerate any person or company for services rendered or to be rendered, in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital, or any debentures, or other securities of the Company or in or about the formation or promotion of the Company or the conduct of its business.

(*s*) To draw, make, accept, indorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(*t*) To discount, sell and deal in bills, bonds, notes, warrants, coupons, drafts and other negotiable or transferable securities or documents.

(*u*) To undertake and execute any trusts the undertaking whereof may seem desirable, and also to undertake the office of executor, administrator, receiver, treasurer, registrar or auditor, and to keep for any company, government, authority or body, any register relating to any stocks, funds, shares or securities, or to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(*v*) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit and in particular for shares, debentures or securities of any other company having objects altogether or in part similar to those of this Company.

(w) To obtain any provisional order or ordinance for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any legislation, proposals, proceedings, schemes or applications whether of a like nature to those previously indicated in this paragraph or not which may seem calculated directly or indirectly to prejudice the Company's interests.

(*x*) To procure the Company to be registered or recognised in any country or place outside Hong Kong.

(*y*) To sell, improve, manage, develop, exchange, lease, mortgage, enfranchise, dispose of, turn to account, or otherwise deal with, all or any of the property and rights of the Company.

(*z*) To purchase or otherwise acquire, and to sell, exchange, surrender, lease, mortgage, charge, convert, turn to account, dispose of and deal with property and rights of all kinds, and in particular mortgages, debentures, produce, concessions, options, contracts, patents, annuities, licences, stocks, shares, bonds, policies, book debts, business, concerns and undertakings and claims, privileges and choses in action of all kinds.

(*aa*) To take or concur in taking all such steps and proceedings as may seem best calculated to uphold and support the credit of the Company and to obtain and justify public confidence, and to avert or minimise financial disturbances which might affect the Company.

(*bb*) To do all or any of the above things in any part of the world and as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents or otherwise, and either alone or in conjunction with others.

(*cc*) To do all such other things as are incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that the word "company" in this clause shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in Hong Kong or elsewhere, and the intention is that the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

5. *(Deleted by Special Resolution on 20/03/1986)*

6. (*a*) The authorised capital of the Company is HK$6,500,000,000 divided into 2,600,000,000 ordinary shares of HK$2.50 each with power to divide the ordinary shares in the capital for the time being into several classes and to attach thereto respectively any preferential deferred qualified or special rights privileges and conditions but so that where shares are issued with any preferential or special rights attached thereto such rights shall not (except where the terms of issue

otherwise provided) be alterable otherwise than pursuant to the provisions contained in Articles 6 and 134 of the accompanying Articles of Association. *(Amended by respective Ordinary/Special Resolutions on 25/06/1921, 30/01/1932, 22/03/1947, 16/03/1968, 21/03/1973, 29/03/1978, 26/03/1980, 27/03/1981, 24/03/1982, 20/03/1986, 30/03/1989, 26/03/1992, 22/03/1993, 31/03/1994, 27/03/1995, 02/04/1996, 08/04/1997 and 30/03/2000).*

The Memorandum and Articles of the Company shall be construed in accordance with the English text thereof and no Chinese translation thereof shall operate to vary or affect such construction.

WE the several persons whose names and addresses are subscribed are desirous of being formed into a company in pursuance of this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names:

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
龐偉廷 227 Queen's Road Central, Merchant.	200
LI TSE FONG, 81 Wing Lok Street, Merchant.	200
陳澄石 227 Queen's Road Central, Merchant.	200
KAN TONG PO, 155 Queen's Road Central, Banker.	200
CHOW SHOUSON, by his Attorney, CHOW CHI NAM, 45C Robinson Road, Merchant.	200
簡英甫 105 Des Voeux Road Central, Merchant.	200
LI KOON CHUN, 81 Wing Lok Street, Merchant.	200
黃耀初 3 Bonham Strand West, Merchant.	200
莫晴江 Bonham Strand, Merchant.	200
Total Shares taken	1,800

Dated the 14th day of November, 1918.

WITNESS to all the above Signatures:

HERBERT W. LOOKER,
Solicitor,
Hong Kong.

Company Limited by Shares

ARTICLES OF ASSOCIATION

OF

THE BANK OF EAST ASIA, LIMITED
東亞銀行有限公司

TABLE A

Table A not to apply

1. No regulations set out in any schedule to any Ordinance concerning companies shall apply as regulations or articles of the Company.

INTERPRETATION

Interpretation

2. In these Articles unless the context otherwise requires:

"these Articles" means these Articles of Association in their present form or as from time to time altered;

"associate" shall have the meaning attributed to it in the Listing Rules;

"Board" means the Board of Directors of the Company or the Directors present at a meeting of Directors at which a quorum is present;

"Director" means a director from time to time of the Company;

"Executive Director" means the Chief Executive and any other Director for the time being appointed to an office with the Company pursuant to Article 85(D);

"the holder" in relation to any shares means the Member whose name is entered in the Register as the holder of such shares;

"Listing Rules" means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

"Member" means a member of the Company;

"Office" means the registered office of the Company;

"the Ordinance" means the Companies Ordinance and every other Ordinance incorporated therewith, or any Ordinance or Ordinances substituted therefor; and in case of any such substitution the references in these presents to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance or Ordinances;

"paid up" means paid up or credited as paid up;

"Recognised Clearing House" shall have the meaning ascribed thereto in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted with the permission of the Company on a stock exchange in such jurisdiction;

"Register" means the Register of Members of the Company;

"Seal" means the common seal of the Company or any official seal that the Company may be permitted to have under the Ordinance;

"Secretary" includes a temporary or assistant or deputy Secretary and any person appointed by the Board to perform any of the duties of the Secretary of the Company;

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

references to writing shall include typewriting, printing, lithography, photography and other modes (including telex and facsimile transmission) of representing or reproducing words in a legible and non-transitory form;

any words or expressions defined in the Ordinance in force at the date when these Articles or any part thereof are adopted shall bear the same meaning in these Articles or such part (as the case may be) save that "company" shall where the context permits include any company or body incorporated in Hong Kong or elsewhere;

where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective; and

references to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

REGISTERED OFFICE

Registered office

3. The Office shall be at such place in Hong Kong as the Board shall from time to time appoint.

Issue of share

4A. Subject to any special rights conferred on the holders of any shares or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by ordinary resolution determine or, if there has not been any such determination or so far as the same shall not make specific provision, as the Board may determine.

Issue of subscription warrants

4B. The Board may issue warrants or other rights and grant options to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine. Where warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant.

Company to finance purchase of its own shares and warrants

5. The Company may exercise any powers conferred on the Company or permitted by or not prohibited by or not inconsistent with the Companies Ordinance (Chapter 32) or any other applicable ordinance, statute, act or law from time to time to acquire shares and warrants in the Company or to give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares and warrants in the Company and should the Company acquire its own shares or warrants neither the Company nor the Directors shall be required to select the shares or warrants to be acquired rateably or in any other particular manner as between the holders of shares or warrants of the same class or as between them and the holders of shares or warrants of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that any such acquisition or financial assistance shall only be made or given in accordance with any relevant rules, codes or regulations issued by the Stock Exchange, the Securities and Futures Commission or any other relevant regulatory authorities from time to time.

MODIFICATION OF RIGHTS

How special rights of shares may be varied

6. Subject to the Ordinance, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of such shares. To any such separate general meeting all the provisions of these Articles as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be one or more persons holding or

representing by proxy not less than one third of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of such holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Creation or issue of further shares of same class

7. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

SHARES

Shares at disposal of Board

8. Subject to the provisions of the Ordinance and these Articles, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.

Power to pay commission

9. The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Ordinance.

Exclusion of equities

10. Except as ordered by a Court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

CERTIFICATES

Certificates to be issued

11. Every person whose name is entered as a holder of any shares in the Register shall be entitled, without payment, to receive within 10 business days or such other period as specified by the Stock Exchange from time to time in the Listing Rules after allotment or lodgment of a transfer to him of the shares in respect of which he is so registered (or within such other period as the terms of issue shall provide) one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of

such reasonable out-of-pocket expenses as the Board may from time to time determine. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A Member who has transferred part of the shares comprised in his registered holding shall be entitled to a certificate for the balance without charge.

Replacement of certificates

12. If a share certificate is defaced worn out lost or destroyed it may, subject to the Ordinance, be replaced on payment of a fee not exceeding 2.5 Hong Kong Dollars (or such other amount as shall for the time being be approved by the Stock Exchange) and on such terms (if any) as to evidence and indemnity and to payment of any exceptional costs and the reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, where it is defaced or worn out, after delivery of the old certificate to the Company.

Sealing of certificates

13. All forms of certificate for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under a Seal which shall only be affixed with the authority of the Directors. The Board may also by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

LIEN

Company's lien on shares

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable (whether presently or not) in respect of such share. The Company's lien on a share shall extend to all dividends and distributions payable thereon. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be wholly or in part exempt from the provisions of this Article.

Sale by Company of shares on which payment overdue

15. The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.

Application of proceeds of sale

16. The net proceeds, after payment of the costs, of the sale by the Company of any

shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the shares sold) be paid to the person who is the holder of the share immediately before the sale of such share. For giving effect to any such sale the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

Board may make calls

17. The Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Member shall (subject to the Company serving upon him at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Instalments

18. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

Liability of joint holders

19. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

Interest on overdue sums

20. If a sum called in respect of a share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

Amounts deemed to be due in respect of calls

21. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on

which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Articles as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

Differentiation between calls

22. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

Payments in advance of call

23. The Board may, if it thinks fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate, not exceeding (unless the Company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as may be agreed upon between the Board and the Member paying such sum in advance, in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up. The Board may at any time repay the amount so advanced upon giving to such member not less than three months' notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the share in respect of which it was advanced.

Indemnity against claims in respect of shares

23A. Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment, or empowers any government or taxing authority or government official to require the Company to make any payment, in respect of any shares held either jointly or solely by any Member or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Member by the Company or in respect of any such shares or for or on account or in respect of any Member and whether in consequence of:

(a) the death of such Member;

(b) the non-payment of any income tax or other tax by such Member;

(c) the non-payment of any estate, probate, succession, death, stamp, or other duty by the executor or administrator of such Member or by or out of his estate; or

(d) any other act or thing;

the Company in every such case:

(i) shall be fully indemnified by such Member or his executor or administrator from all liability arising by virtue of such law; and

(ii) may recover as a debt due from such Member or his executor or administrator (wherever constituted or residing) any monies paid by the Company under or in consequence of any such law, together with interest thereon at the rate of 10 per cent. per annum thereon from the date of payment by the Company to the date of repayment by such Member or his executor or administrator.

Nothing contained in this Article shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company and as between the Company and every such Member as aforesaid, his executor, administrator and estate wherever constituted or situated, any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

FORFEITURE OF SHARES

Board may forfeit

24. If any call or instalment of a call remains unpaid on any share after the day appointed for payment thereof, the Board may at any time serve a notice on the holder of such share requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

Notice of liability to forfeiture

25. The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call was made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture shall include surrender.

Manner of forfeiture

26. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

Notice of forfeiture

27. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

Forfeited share to be property of Company

28. A forefeited share shall be deemed to be the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board may think fit.

Remaining liability for payment

29. A person whose shares have been forfeited shall thereupon cease to be a Member in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at the rate fixed by the terms of issue of the shares or, if no such rate is fixed, at the rate of 15 per cent. per annum (or such lower rate as the Board may determine) from the date of forfeiture until payment and expenses of the Company that may have accrued by reason of such non-payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Extinction of interest and claims

29A. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the shareholder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Ordinance given or imposed in the case of past Members.

Evidence of forfeiture

30. A statutory declaration that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited on the date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

UNTRACEABLE SHAREHOLDERS

Sale in respect of untraceable shareholders

31. The Company may sell any shares in the Company if:

(*a*) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(*b*) so far as it is aware at the end of the relevant period, the Company has not at any

time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(*c*) the Company has caused an advertisement to be published in one leading English newspaper and one leading Chinese newspaper circulating in Hong Kong giving notice of its intention to sell such shares and a period of three months has elapsed since the date of such advertisement.

For the purpose of the foregoing, the "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph(*c*) above and ending at the expiry of the period referred to in that paragraph.

To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

TRANSFER OF SHARES

Manner of transfer

32. Subject to such of the restrictions of these Articles as may be applicable, any Member may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.

Execution of transfer

33. The instrument of transfer of a share shall be signed by or on behalf of the transferor and the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. The machine imprinted signature on an instrument of transfer may be accepted by the Company for the purpose of such transfer subject to any terms which the Company may impose. All instruments of transfer, when registered, may be retained by the Company.

Board may refuse to register transfer of share not fully paid

34. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully paid share.

Further cases where Board may refuse to register

35. The Board may also decline to register any transfer unless:

(*a*) the instrument of transfer is lodged with the Company accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(*b*) the instrument of transfer is in respect of only one class of share; and

(*c*) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

36. If the Board declines to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

Fees

37A. A fee not exceeding 2.5 Hong Kong Dollars (or such other amount as shall for the time being be approved by the Stock Exchange) may be charged by the Company for registering any transfer, or other document relating to or affecting the title to any share, or for otherwise making any entry in the Register relating to any share.

Closure of Register

37B. The Register may be closed during such time as the Board may think fit, not exceeding in the whole thirty days in each calendar year.

TRANSMISSION OF SHARES

Transmission on death of Member

38. In the case of the death of a Member the survivor or survivors, where the deceased was a joint holder, and the executors or administrators of the deceased, where he was a sole holder, shall be the only persons recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Rights to be registered of persons entitled by operation of law to shares

39. Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of law may, subject as hereinafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he

shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death or bankruptcy of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Member.

Dividend and voting rights of such persons

40. A person becoming entitled to a share in consequence of the death or bankruptcy of a Member or otherwise by operation of law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or at any separate meeting of the holder of any class of shares in the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Member until he shall have become registered as the holder thereof. The Board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

INCREASE OF CAPITAL

Company may increase capital

41. The Company may from time to time by ordinary resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe.

Company may direct that new shares be offered to existing Members

42. Subject to the Ordinance, the Company may, by the resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or may make any other provisions as to issue of the new shares.

New shares to be subject to provisions of Articles

43. The new shares shall be subject to all the provisions of these Articles with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise..

ALTERATIONS OF CAPITAL

Company may alter capital

44. The Company may from time to time by ordinary resolution:

(*a*) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(*b*) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the Ordinance) and so that the resolution whereby any share is sub-divided may determine that as between the holders of the shares resulting from such sub-division one or more of the shares may have any such preferred or other special rights over, or may have such deferred or qualified rights or be subject to any such restrictions as compared with, the other or others as the Company has power to attach to unissued or new shares;

(*c*) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled;

and may also by special resolution:

(*d*) subject to any confirmation or consent required by law, reduce its authorised and issued share capital or any capital redemption reserve or any share premium account in any manner.

Where any difficulty arises in regard to any consolidation and division under paragraph (*a*) of this Article, the Board may settle the same as it thinks expedient and in particular may issue fractional certificates or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to or in accordance with the directions of the purchaser thereof. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

GENERAL MEETINGS

Annual general meetings to be held

45. The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Ordinance at such times and places as the Board shall appoint. Any general meeting of the Company other than an annual general meeting shall be called an extraordinary general meeting.

Board may convene extraordinary general meeting

46. The Board may, whenever it thinks fit, convene an extraordinary general meeting. An extraordinary general meeting shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

NOTICE OF GENERAL MEETINGS

Notice of meetings

47. An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than twenty-one days' notice and a meeting other than an annual general meeting or a meeting called for the passing of a special resolution shall be called by not less than fourteen days' notice. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of meeting, and, in the case of special business, the general nature of that business. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution. Notice of every general meeting shall be given in manner hereinafter mentioned to all Members other than such as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the Auditors for the time being of the Company.

Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Article, it shall be deemed to have been duly called if it is so agreed:

(*a*) in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(*b*) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

Accidental omission to give notice

48. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

Postponement of general meeting

48A. If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the postponed meeting is provided to any Member trying to attend the meeting at the original time and place. When a meeting is so postponed, notice of the date, time and place of the postponed meeting shall be given in such manner as the Board may in its absolute discretion determine. Notice of the business to be transacted at such postponed meeting shall not be required. If a meeting is postponed in accordance with this Article, the instrument of a proxy will be valid if it is delivered and received as required by these Articles not less than 48 hours before the time appointed for holding the postponed meeting. The Board may (for the avoidance of doubt) also postpone any meeting which has been rearranged under this Article.

PROCEEDINGS AT GENERAL MEETINGS

Special business

49. All business shall be deemed special that is transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting with the exception of:

(*a*) the declaration and sanctioning of dividends;

(*b*) the consideration and adoption of the accounts and balance sheet and the reports of the Directors and other documents required to be annexed to the accounts;

(*c*) the election of Directors in place of those retiring (upon expiration of his term or otherwise);

(*d*) the appointment of Auditors where special notice of the resolution for such appointment is not required by the Ordinance; and

(*e*) the fixing of, or the determining of the method of fixing, the remuneration of the Directors and of the Auditors.

Quorum

50. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Articles, ten Members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Dissolution or adjournment of inquorate meeting

51. If within fifteen minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to such other day (not being less than fourteen nor more than twenty-eight days thereafter) and at such other time or place as the chairman of the meeting may determine and at such adjourned meeting one Member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The Company shall give not less than seven days' notice in writing of any meeting adjourned through want of a quorum and such notice shall state that one Member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Directors may speak at general meetings

52. Each Director shall be entitled to attend and speak at any general meeting of the Company and at any separate meeting of the holders of any class of shares in the Company.

53. The Chairman (if any) of the Board or, in his absence, a Deputy Chairman (if any) shall preside as chairman at every general meeting. If there is no such Chairman or Deputy Chairman, or if at any meeting neither the Chairman nor a Deputy Chairman is present within fifteen minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

Chairman's right to adjourn

54. The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three months or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

No notice of adjournment

55. Save as expressly provided by these Articles, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

Voting rights at general meetings

56. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative) or by proxy (whether the Member has appointed one or more than one proxy) shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote for every fully paid share of which he is the holder. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a Recognised Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands.

Show of hands and right to demand poll

57. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Ordinance, a poll may be demanded by:

(*a*) the chairman of the meeting; or

(*b*) at least five Members present in person or by proxy and entitled to vote; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(*d*) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

Method of poll

58. If a poll is duly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers (who need not be Members). The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

Time of poll

59. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

Continuance of meeting where poll demanded

60. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

Manner of voting on polls

61. On a poll votes may be given either personally or by proxy.

Votes on polls

62. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

Equality of votes

63. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote.

Votes of joint holders

64. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

Votes of incapable Members

65. A Member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and such person may vote on a poll by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered at the Office (or at such other place as may be specified in accordance with these Articles for the delivery of instruments appointing a proxy) not later than the last time at which a valid instrument of proxy could be so delivered.

No vote in respect of partly-paid share

66. No Member shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

Votes not counted

66A. Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

Vitiation by error

67. If (i) any objection shall be raised to the qualification of any voter or (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXY AND CORPORATE REPRESENTATIVE

Execution of proxy

68A. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign the same.

Corporate representative

68B. Subject to Article 68C, any corporation which is a Member of the Company may in accordance with the Ordinance authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

Recognised Clearing House

68C. If a Member (or warrantholder) is, or is a nominee of, a Recognised Clearing House, it may authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting or any meeting of any class of Members (or warrantholders' meeting) provided that, if more than one person is so authorised, the authorisation must specify the number and class of shares (or warrants) in respect of which each such person is so authorised. Each person so authorised will be entitled to exercise the same power on behalf of the Recognised Clearing House or its nominee as that clearing house or its nominee could exercise if it were an individual Member (or warrantholder) of the Company.

Proxy need not be Member

69. A proxy need not be a Member.

Delivery of proxy

70. The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be delivered at the Office (or at such other place in Hong Kong as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any document sent therewith) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting or poll concerned.

Form of proxy

71. Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with any posted or delivered notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for

which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Sending proxy with nominations

71A. The Board may at the expense of the Company send or make available, by post, electronic communication or otherwise, instruments of proxy (reply-paid or otherwise) to Members for use at any general meeting(s) or at any separate meeting(s) of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall subject to Article 48 be issued to all (and not some only) of the Members entitled to be sent a notice of the meeting and to vote thereat by proxy.

Authority of proxy

72. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of such determination was received by the Company at the Office (or such other place in Hong Kong as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) one hour at least before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

Proxy can demand poll, vote, etc.

72A. An instrument of proxy shall be deemed (subject to any contrary direction contained in the same) to confer authority to demand or join in demanding a poll and to vote on any resolution or amendment of a resolution put to the meeting for which it is given, as the proxy thinks fit and to speak at the meeting.

Validity not affected

72B. A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the death or insanity of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

NUMBER OF DIRECTORS

Number of Directors

73. Unless and until otherwise determined by ordinary resolution of the Company, the

Directors shall be not less than five in number.

APPOINTMENT AND REMOVAL OF DIRECTORS

Company may appoint Directors

74. Subject to the provisions of these Articles and the Ordinance, the Company may by ordinary resolution elect any person to be a Director.

Terms of elected Directors

74A. Subject to any express terms to the contrary in the relevant resolution for appointing any Director under Article 74, any Director so elected by the Company shall be elected for a term of not more than approximately three years expiring at the conclusion of the annual general meeting of the Company held in the third year following the year of his appointment and for the avoidance of doubt, on expiration of his term he shall be deemed a retiring Director and eligible for re-appointment.

Board may appoint Directors

75. Without prejudice to the power of the Company in general meeting in pursuance of any of the provisions of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director. Any Director so appointed by the Board shall hold office only until the next following general meeting and shall then be eligible for re-election.

Removal of Director by Company

76. The Company may by ordinary resolution remove any Director before the expiration of his period of office and may (subject to these Articles) by ordinary resolution appoint another person in his place. Any person so appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

Eligibility for election as Director at general meeting

77. No person other than a retiring Director shall, unless recommended by the Board, be eligible for election to the office of Director at any general meeting unless there has been given to the Secretary notice in writing by a Member of the Company (not being the person to be proposed) entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected and the minimum length of the period, during which such notice(s) is/are given, shall be at least 7 days and that the period for lodgement of such notice(s) shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.

Disqualification of Directors

78. Without prejudice to the provisions for retirement contained in these Articles, the office of a Director shall be vacated in any of the events following, namely:

(*a*) if by notice in writing delivered to the Office or tendered at a meeting of the Board his resignation is requested by all of the other Directors;

(*b*) if (not being an Executive Director whose contract precludes resignation) he resigns his office by notice in writing delivered to the Office or tendered at a meeting of the Board;

(*c*) if he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Board resolves that his office is vacated;

(*d*) if, without leave, he is absent from meetings of the Board for six consecutive months, and the Board resolves that his office is vacated;

(*e*) if he becomes bankrupt or compounds with his creditors;

(*f*) if he is prohibited by law from being a Director;

(*g*) if he ceases to be a Director by virtue of the Ordinance or is removed from office pursuant to these Articles.

No shareholding qualification

79. No shareholding qualification for Directors shall be required.

RETIREMENT OF DIRECTORS

Retirement of Directors

80. A Director retiring at a meeting shall retain office until the close of the meeting.

81. *(Deleted by Special Resolution on 07/04/2006)*

Eligibility for re-election

82. A retiring Director shall be eligible for re-election.

Deemed re-election

83. Subject to the provisions of these Articles, the Company at the meeting at which a Director retires upon expiration of his term may fill the vacated office by electing a person thereto and in default the retiring Director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

84. *(Deleted by Special Resolution on 23/05/2003)*

CHIEF EXECUTIVE AND DIRECTORS

Power of Board to appoint Directors to executive offices

85. (A) The Board may from time to time appoint one or more of its body to be Chief Executive(s) of the Company for such period and upon such terms as the Board may determine and may revoke or terminate any such appointment. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

(B) Subject to any express directions of the Board, the Chief Executive(s) shall have the authority for implementing the policies of the Company as determined by the Board and shall have the general supervision of its operations.

(C) In addition to the foregoing, the Board may entrust to and confer upon the Chief Executive(s) any other powers exercisable by it upon such terms and conditions and with such restrictions as it may think fit, and either collaterally with or to the exclusion of its own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers but no person dealing in good faith and without notice of such revocation shall be affected thereby.

(D) In addition to the foregoing, the Board may from time to time appoint one or more of its body to hold any other employment or executive office with the Company for such period and upon such terms as the Board may determine and may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination.

Remuneration of Executive Directors

86. The Chief Executive(s) and any other Executive Director shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.

REMUNERATION AND EXPENSES

Directors' fees

87. Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board.

88. Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board or committees of the Board or general meetings or any other meeting which as a Director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides outside the jurisdiction in which he normally resides for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

DIRECTORS' INTERESTS

Directors' interests

89. (A) A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

(B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(C) A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested, and shall not be liable to account to the Company or the Members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(D) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof).

(F) Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(G) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general notice to the Board by a Director to the effect that (*a*) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or (*b*) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(H) Save as otherwise provided by these Articles, a Director shall not be entitled to vote on (nor shall he be counted in the quorum in relation thereto) any resolution of the Board approving any contract or arrangement or any other proposal whatsoever in which he or any of his associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/ themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in the shares of that company, provided that, the Director and any of his associates are not in aggregate beneficially interested in 5 per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which he or his associates may benefit; or

(b) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(I) A company shall be deemed to be a company in which a Director (together with any of his associates) owns 5 per cent. or more if and so long as (but only if and so long as) he (together with any of his associates) is (either directly or indirectly) the holder of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(J) Where a company in which a Director (together with any of his associates) holds 5 per cent. or more is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of a Director's interest or that of his associate(s) or the significance of a contract, arrangement or transaction or proposed contract, arrangement or transaction or as to the entitlement of any Director to vote or form part of a quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting (or, where question relates to the interest of the Chairman or that of his associate(s) to the other Directors at the meeting) and his ruling (or, as appropriate, the ruling of the other Directors) in relation to any other Director (or, as appropriate, the Chairman) shall be final and conclusive except in a case where the nature or extent of the interests of the Director and/or his associate(s) concerned (or, as appropriate, the Chairman and/or his associate(s)) as known to such Director (or, as appropriate, the Chairman) has not been fairly disclosed to the Board.

(L) The Company may by resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

POWERS AND DUTIES OF THE BOARD

Board to manage business of Company

90. The business of the Company shall be managed by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Ordinance or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Ordinance and of these Articles and to such regulations, being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

Board's power to borrow

91. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Ordinance, to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Board may make provision for employees or ex-employees

92. The Board may by resolution exercise any power conferred by the Ordinance to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

Board may establish agencies

93. The Board may establish any boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such boards, may appoint any managers or agents (and in particular, but without limitation, may appoint any company, firm or person to be the Company's investment manager), and may in each case fix their remuneration. The Board may delegate to any such board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board, with power to sub-delegate, and may authorise the members of any such board or any of them to fill any vacancies

therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

Board may appoint attorneys

94. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Powers of Company with respect to official seals

95. The Company may exercise all the powers conferred by the Ordinance with regard to having official seals, and such powers shall be vested in the Board.

Overseas registers

96. Subject to the provisions of the Ordinance, the Company may keep an overseas or local or other register in any place, and the Board may make and vary such regulations as it may think fit respecting the keeping of any such register.

Execution of cheques etc.

97. All cheque, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

Board to keep minutes

98. The Board shall cause minutes or records to be made in books provided for the purposes:

(*a*) of the names of the Directors present at each meeting of the Board or committee of the Board; and

(*b*) of all resolutions and proceedings at all meetings of the Company and of the holders of any class of shares in the Company and of the Board and of any committee of the Board.

Chairman to sign minute

98A. Any such minute if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting of the

Company or the Board or the committee of the Board (as the case may be) shall be sufficient evidence of the proceedings thereat and until the contrary is proved every meeting of the Company or of the Board or of a committee of the Board in respect of the proceedings whereat minutes have been so made shall be deemed to have been duly convened and held and all resolutions and proceedings stated in the said minutes to have been passed and held thereat shall be deemed to have been duly passed and held.

Board may grant pensions

99. The Board on behalf of the Company may exercise all the powers of the Company to grant pensions, annuities or other allowances and benefits in favour of any person including any Director or former Director or the relations, connections or dependants of any Director or former Director provided that no pension, annuity or other allowance or benefit (except such as may be provided for by any other Article) shall be granted to a Director or former Director who has not been an Executive Director or held any other office or place of profit under the Company or any of its subsidiaries or to a person who has no claim on the Company except as a relation, connection or dependant of a Director or former Director without the approval of an ordinary resolution of the Company. A Director or former Director shall not be accountable to the Company or the Members for any benefit of any kind conferred under or pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a Director of the Company.

PROCEEDINGS OF THE BOARD

Meetings of Board and voting

100. The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting.

Notice of Board meetings

101. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him either in writing or by word of mouth or by telephone or by facsimile at the facsimile number from time to time notified to the Company by such Director or by telex or telegram at the address from time to time notified to the Company by such Director or by electronic mail at the electronic mail address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. A Director absent or intending to be absent from Hong Kong may request the Board that notices of Board meetings shall during his absence be sent to him in such manner as described above, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from Hong Kong. A Director may waive notice of any meeting either prospectively or retrospectively.

102. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be four. A meeting of the Directors may be held by means of telephone or videoconferencing or any other electronic means provided that all participants are thereby able to communicate immediately by voice with all other participants. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

Continuing Directors to act

103. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

Chairman of Board meetings

104. The Board may elect a Chairman and one or more Deputy Chairmen of its meetings and determine the period for which they are respectively to hold such office. If no such Chairman or Deputy Chairman is elected, or if at any meeting neither the Chairman nor any Deputy Chairman is present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

Competence of Board meetings

105. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

Power to delegate to committees

106. The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such Directors of the Company and such other persons for such time on such terms and subject to such conditions as it thinks fit. The Board may confer such powers either concurrently with, or to the exclusion of and in substitution for, all of the powers of the Board in that respect and may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board. Insofar as any power, authority or discretion is so delegated, any reference in these Articles to the exercise by the Board of such power, authority or discretion shall be construed as if it were a reference to the exercise of such power, authority or discretion by such committee.

106A. All acts done by such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors.

Proceedings of committees

107. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article.

Resolution in writing

108. A resolution in writing signed by all the Directors or by all the members of a committee for the time being entitled to receive notice of a meeting of the Board or, as the case may be, of such committee (provided that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee concerned. A copy of a resolution signed and sent by a Director by telex or cable or facsimile shall be deemed to be a document signed by him for the purposes of this Article.

Provided that this Article shall not apply in relation to any contract or arrangement (not being one of the types specified in Article 89(H)) in which a Director or Directors are interested, unless the number of Directors signing the resolution who are not interested in the contract or arrangement would have constituted a quorum of Directors if a meeting had been held for the purpose of considering the contract or arrangement.

Validity of acts

109. All acts done by the Board or by any committee or by any person acting as a Director or member of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

SECRETARY

Board to appoint Secretary

110. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit; and any Secretary so appointed may be removed by the Board.

Dual function regulated

111. A provision of the Ordinance or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

SEALS

Use of seals

112. The Board shall provide for the custody of every Seal. A Seal shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf. Subject as otherwise provided in these Articles, any instrument to which the common seal is affixed shall be signed by two Directors or by a Director and the Secretary (or some other person appointed by the Board) or by two other persons appointed by the Board. Every instrument executed in the manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

DIVIDENDS AND OTHER PAYMENTS

Company may declare dividends

113. Subject to the Ordinance and as hereinafter set out, the Company in general meeting may from time to time declare dividends to be paid to the Members according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the Board.

Apportionment of dividends

114. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(*a*) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(*b*) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Board may pay interim dividends

115. The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the position of the Company; the Board may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such position, in the opinion of the Board, justifies such payment. If the share capital is divided into different classes, the Board may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with

regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. Provided the Directors act in good faith, they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Deduction in respect of calls

116. The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

Dividends not to bear interest

117. No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

Option between cash and shares on dividends

118. (A) In respect of any dividend proposed to be paid or declared by the Board or by the Company in general meeting, the Board may propose and announce prior to or contemporaneously with the payment or declaration of such dividend:

(i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up provided that Members entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(*a*) the basis of any such allotment shall be determined by the Board;

(*b*) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(*c*) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(*d*) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of any of the Company's reserve accounts (including any share premium account or capital redemption reserve fund) or profit and loss account or amounts otherwise available for distribution as the Board may determine such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(ii) that Members entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(*a*) the basis of any such allotment shall be determined by the Board;

(*b*) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(*c*) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded;

(*d*) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of any of the Company's reserve accounts (including share premium account or capital redemption reserve fund) or profit and loss account or amounts otherwise available for distribution as the Board may determine such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank pari passu in all respects with the shares then in issue save only as regards participation:

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distribution, bonus or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) and (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of the Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled or are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into, on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(D) The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to Members to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion when it makes a determination pursuant to paragraph (A) of this Article, resolve that no allotment of shares or rights of election for shares to be issued pursuant to such determination shall be made available or made to any Members with registered addresses in any particular territory or territories where the allotment of shares or the circulation of an offer of such rights of election would or might, in the opinion of the Board, be unlawful or would or might, in the opinion of the Board, be unlawful in the absence of a registration statement or other special formalities, and in such event the provision aforesaid shall be read and construed subject to such determination.

Manner of payment of dividends

119. Any dividend, interest or other sum payable in cash to the holder of shares may be paid by direct debit, bank transfer or other automated system of bank transfer, cheque or warrant, and in the case of a cheque or warrant, the same be, sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Cease to send dividends

120A. The Company may in its absolute discretion cease to send dividend cheques or dividend warrants to any holders of shares where any dividend cheque or dividend warrant, having been posted in the manner specified in these Articles:

(i) is returned to the Company undelivered; or

(ii) has been left uncashed on two consecutive occasions;

Any future entitlement to dividends of the person or persons concerned shall be treated as an unclaimed dividend and dealt with in accordance with the provisions of these Articles.

Unclaimed dividends

120B. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, interest or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

Dividends in specie

121. Any general meeting declaring a dividend may by ordinary resolution, upon the recommendation of the Board, direct payment or satisfaction of such dividend wholly or in part by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, and the Board shall give effect to such direction, and where any difficulty arises in regard to such distribution the Board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value of distribution purposes of any such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board.

RESERVES

Board may set aside reserves

122. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any profits which it may think it prudent not to distribute.

CAPITALISATION OF PROFITS

Capitalisation issues

123. The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including the profit and loss account) whether or not the same is available for

distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

Board to settle fractional entitlements

124. Where any difficulty arises in regard to any distribution under the last preceding Article the Board may settle the same as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

RECORD DATES

Board may fix record date

125. Notwithstanding any other provision of these Articles the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made.

ACCOUNTING RECORDS

Board to cause accounts to be kept

126. The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions, in accordance with the Ordinance.

Where accounts to be kept

127. The accounting records shall be kept at the Office or, subject to the Ordinance, at such other place or places as the Board may think fit and shall always be open to inspection by the officers of the Company. No Member (other than an officer of the Company) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board.

128. (A) The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company the relevant financial documents required by the Ordinance. The Directors may also cause to be prepared a summary financial report if they think fit, which may be provided to Members and/or debenture holders instead of the relevant financial documents in circumstances permitted by the Stock Exchange.

(B) Subject to paragraph (C) below, a copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be delivered or sent by post to the registered address of every Member and debenture holder of the Company, or in the case of a joint holding to the Member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

(C) Where a Member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company on the Company's computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the meeting shall, in relation to each such Member or debenture holder of the Company, be deemed to discharge the Company's obligations under paragraph (B) above.

(D) For the purpose of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance.

AUDIT

Auditors to be appointed

129. Auditors shall be appointed and their duties regulated in accordance with the Ordinance.

SERVICE OF NOTICES AND OTHER DOCUMENTS

Service by post or advertisement

130. Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible

form (including an electronic communication and publication on a computer network) whether having physical substance or not may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a Member at his registered address as appearing in the Register or in the case of another entitled person (as defined in the Ordinance), to such address as he may provide;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong;

(v) by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or

(vi) by publishing it on a computer network.

In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be sufficient notice to all the joint holders.

Time of service

131. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii) if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served on the day it was so delivered or left;

(iii) if published by way of a newspaper advertisement, shall be deemed to have been served on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network to which the entitled person may have access.

Manner of service

131A. (A) The signature to any notice or document by the Company may be written, typed, printed or made electronically.

(B) Subject to any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 128 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

Sufficient service

132. Any notice or other document served on or delivered to any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless before the day of posting (or if it is not sent by post before the day of service or delivery) of the notice or document, his name has been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

Deemed receipt of notice

132A. Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting, and, where requisite, of the purposes for which such meeting was convened.

Transferee bound by notice given to transferor

132B. Every person who, by operation of law, transfer or by any other means becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been duly given to a person from whom he derives his title.

DESTRUCTION OF DOCUMENTS

Power of Company to destroy various documents

133. The Company may destroy:

(*a*) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(*b*) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date such mandate variation cancellation or notification was recorded by the Company;

(*c*) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(*d*) any other document on the basis of which any entry in the Register is made at any time after the expiry of six years from the date an entry in the Register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

(i) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(ii) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and

(iii) references in this Article to the destruction of any document include references to its disposal in any manner.

Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (d) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

WINDING UP

Distribution in specie on liquidation

134. If the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Ordinance, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such values as he deems fair upon any property to be divided as

aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

Indemnity

135. (A) Every Director, Executive Director, manager, secretary and officer of the Company shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Executive Director, manager, secretary or officer in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Ordinance in which relief from liability is granted to him by the Court.

(B) The Company may purchase and maintain insurance for the benefit of the Company and/or any related company and/or of any Director, Executive Director, manager, secretary or officer of the Company against:

(a) (in the case of the Company and/or any related company) any loss, damage, liability and claim which it may suffer or sustain in connection with any breach by the Directors (and/or other officers and/or other persons) or any of them of their duties to the Company;

(b) (in the case of any Director, Executive Director, manager, secretary or officer of the Company) any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(c) (in the case of any Director, Executive Director, manager, secretary or officer of the Company) any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

For the purpose of this Article 135(B), "related company" means any company that is the Company's subsidiary or holding company or a subsidiary of that holding company.

INDEX

PROXY AND CORPORATE REPRESENTATIVE

NUMBER OF DIRECTORS

APPOINTMENT AND REMOVAL OF DIRECTORS

DISQUALIFICATION OF DIRECTORS

RETIREMENT OF DIRECTORS

CHIEF EXECUTIVE AND DIRECTORS

REMUNERATION AND EXPENSES

DIRECTORS' INTERESTS

Return of Allotments

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED 2007 MAY 15 A 10:

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	01	03	2007
至 To	23	03	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	3,537,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	21,331,400.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	3,882,567,625.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (IM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-930,000-	HK$2.50	HK$15.80	Nil	HK$13.30	HK$12,369,000.00
Ordinary	-125,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$1,550,000.00
Ordinary	-180,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$3,731,400.00
Ordinary	-180,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$3,681,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-1,415,000-	
	各類別股份分配的總數 Total Shares Allotted by Class	-1,415,000-	

簽署 Signed : [signature]

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 28 / 03 / 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

ANNUAL GENERAL MEETING HELD ON 12TH APRIL, 2007 – RESULT RELATING TO ADOPTION OF STAFF SHARE OPTION SCHEME 2007 – POLL RESULTS

At the 2007 AGM, the resolution relating to the adoption of the Staff Share Option Scheme 2007 was approved by the Shareholders. The Bank is also pleased to announce the results of the poll taken at the 2007 AGM.

Result relating to adoption of Staff Share Option Scheme 2007

Reference is made to the circular of The Bank of East Asia, Limited (the "Bank") dated 12th March, 2007 in respect of, among other things, the proposal for adoption of the Staff Share Option Scheme 2007 (the "Circular"). Terms used in this announcement shall have the same meanings as defined in the Circular unless stated otherwise.

The Board is pleased to announce that at the Annual General Meeting of the Bank held on 12th April, 2007 (the "2007 AGM"), the proposed ordinary resolution relating to the adoption of the Staff Share Option Scheme 2007 was approved by the Shareholders.

Poll Results

The Bank is also pleased to announce the results of the poll taken at the 2007 AGM as below:

(1) The total number of shares entitling the holder to attend and vote for or against all the resolutions at the 2007 AGM: 1,553,067,050 shares.

(2) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the 2007 AGM: Nil

(3) The number of shares represented by votes for and against the respective resolutions at the 2007 AGM was as follows:

	Resolutions	No. of Votes (%)	
		For	Against
1.	To adopt the Audited Accounts and the Report of the Directors and the Independent Auditor's Report for the year ended 31st December, 2006.	625,940,139 (99.90%)	653,200 (0.10%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
2.	To declare a final dividend of HK$1.03 per share (with scrip option).	665,844,864 (100.00%)	0 (0.00%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3a.	To re-elect Mr. Stephen Charles LI Kwok-sze as a Director.	663,034,282 (99.56%)	2,954,312 (0.44%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3b.	To re-elect Dr. Allan WONG Chi-yun as a Director.	664,012,280 (99.70%)	1,977,800 (0.30%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3c.	To re-elect Mr. Aubrey LI Kwok-sing as a Director.	650,334,920 (97.75%)	14,973,988 (2.25%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3d.	To re-elect Mr. Winston LO Yau-lai as a Director.	663,921,895 (99.69%)	2,062,292 (0.31%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3e.	To re-elect Tan Sri Dr. KHOO Kay-peng as a Director.	663,022,671 (99.56%)	2,954,312 (0.44%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3f.	To re-elect Dr. The Hon. Sir David LI Kwok-po as a Director.	651,051,305 (97.76%)	14,934,865 (2.24%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
4.	To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration.	665,980,305 (100.00%)	0 (0.00%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5.	To adopt the Staff Share Option Scheme 2007.	658,034,309 (99.84%)	1,082,830 (0.16%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
6.	To amend the Articles of Association of the Bank.	666,531,979 (100.00%)	0 (0.00%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was carried.		
7.	To grant a general mandate to the Directors to issue additional shares.	456,962,422 (68.57%)	209,452,364 (31.43%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
8.	To grant a general mandate to the Directors to repurchase the Bank's own shares.	665,339,249 (99.87%)	870,400 (0.13%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
9.	To extend the general mandate granted to the Directors pursuant to item 7.	395,992,412 (59.48%)	269,775,250 (40.52%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		

(4) KPMG (Certified Public Accountants), auditors of the Bank, acted as scrutineer for the vote-taking at the 2007 AGM. KPMG's work was limited to certain procedures requested by the Bank to agree the poll results summary prepared by the Bank to poll forms collected and provided by the Bank to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 12th April, 2007

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BEA東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)

(Stock Code: 23)

2006 FINAL SCRIP DIVIDEND SCHEME – CALCULATION OF MARKET VALUE

The scrip entitlements under the 2006 Final Scrip Dividend Scheme would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 19th March, 2007 to Friday, 23rd March, 2007 (both days inclusive) which was HK$43.84.

In our circular to shareholders of The Bank of East Asia, Limited (the "Bank") dated 16th March, 2007, it was announced that the Directors had declared a final dividend for the year ended 31st December, 2006 in cash at HK$1.03 per share; and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid ordinary shares in lieu of cash. The scrip entitlements would be calculated by reference to the average of the closing prices on The Stock Exchange of Hong Kong Limited of the existing shares of the Bank from Monday, 19th March, 2007 to Friday, 23rd March, 2007 (both days inclusive) which was HK$43.84. Accordingly, the number of new shares which shareholders will receive in respect of their existing shares for which forms containing an election to receive shares in lieu of cash will have been lodged with the share registrar of the Bank by 4:00 p.m. on Monday, 2nd April, 2007 will be calculated as follows:

$$\text{Number of new shares to be received} = \text{Number of shares elected for scrip} \times \frac{1.03}{43.84}$$

The number of new shares to be received will be rounded down to the nearest whole number of new shares. Fractional entitlements to new shares will be disregarded and the benefit thereof will accrue to the Bank. The new shares will, on issue, not be entitled to the final dividend in respect of the financial year ended 31st December, 2006, but will rank pari passu in all other respects with the existing shares of the Bank.

Certificates for the new shares and dividend warrants in respect of the final dividend will be despatched to shareholders by ordinary mail at their own risk on or about Friday, 13th April, 2007.

For and on behalf of
The Bank of East Asia, Limited
Molly HO Kam-lan
Company Secretary

Hong Kong, 23rd March, 2007.

As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Proxy Form (88th Annual General Meeting to be held on 12th April, 2007)

I/We[1] ______________________________
of ______________________________
being the registered holder(s) of ______________ [2] shares of HK$2.50 each in The Bank of East Asia, Limited
hereby appoint the Chairman of the Meeting or [3] ______________________________
of ______________________________
as my/our proxy to attend and vote[4] for me/us and on my/our behalf at the 88th Annual General Meeting of the Bank to be held in the Ballroom, The Ritz-Carlton, 3 Connaught Road Central, Hong Kong on Thursday, 12th April, 2007 at 10:30 a.m. and at any adjournment thereof and to vote for me/us as indicated below:

	Items to be passed pursuant to the Notice of Annual General Meeting	For	Against
1.	To adopt the Audited Accounts and the Report of the Directors and the Independent Auditor's Report for the year ended 31st December, 2006.		
2.	To declare a final dividend of HK$1.03 per share (with scrip option) for the year ended 31st December, 2006.		
3.	To re-elect Directors:		
	(a) Mr. Stephen Charles LI Kwok-sze		
	(b) Dr. Allan WONG Chi-yun		
	(c) Mr. Aubrey LI Kwok-sing		
	(d) Mr. Winston LO Yau-lai		
	(e) Tan Sri Dr. KHOO Kay-peng		
	(f) Dr. The Hon. Sir David LI Kwok-po		
4.	To re-appoint KPMG as Auditors of the Bank and authorise the Directors to fix their remuneration.		
5.	Ordinary Resolution on item 5 (To adopt Staff Share Option Scheme 2007).		
6.	Special Resolution on item 6 (To amend the Articles of Association of the Bank).		
7.	Ordinary Resolution on item 7 (To grant a general mandate to the Directors to issue additional shares).		
8.	Ordinary Resolution on item 8 (To grant a general mandate to the Directors to repurchase the Bank's own shares).		
9.	Ordinary Resolution on item 9 (To extend the general mandate granted to the Directors pursuant to item 7).		

Dated this ______________ day of ______________ 2007.

Signature of Shareholder: ______________________________

Full Name: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in block capitals.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in The Bank of East Asia, Limited (the "Bank") registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please delete the words "the Chairman of the Meeting or" and insert the name and address of the person you wish to appoint in the space provided. Completion and delivery of the proxy form will not preclude you from attending and voting in person at the meeting. In such event, the instrument appointing a proxy shall be deemed to be revoked.
4. Please indicate with a "✓" in the appropriate box beside each of the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
5. In the case of joint Shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
6. The form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time for holding the meeting or adjourned meeting.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.

BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)

(股份代號:23)

代表委任書(2007年4月12日舉行之第88屆股東周年常會)

本人/我們[1] ____________________

地址 ____________________

是 ____________________ [2]股每股面值港幣2.50元的東亞銀行有限公司股份的註冊股東,茲委任大會主席或[2] ____________________

地址 ____________________

代表本人/我們出席在2007年4月12日(星期四)上午10時30分假座香港中環干諾道中3號麗嘉酒店大禮堂召開的第88屆股東周年常會及其一切續會,並按以下指示就下列各項投票[4]:

	通過根據股東周年常會通告內的事項	贊成	反對
一	接納截至2006年12月31日止年度已審核賬目與董事會報告書及獨立核數師報告。		
二	宣佈派發截至2006年12月31日止年度末期股息每股港幣1.03元(可選擇以股代息)。		
三	重選董事:		
	(a) 李國仕先生		
	(b) 黃子欣博士		
	(c) 李國星先生		
	(d) 羅友禮先生		
	(e) 丹斯里邱繼炳博士		
	(f) 李國寶爵士		
四	再度聘請畢馬威會計師事務所為本行核數師,並授權董事會釐訂其酬金。		
五	第五項之普通決議案(採納僱員認股計劃2007)。		
六	第六項之特別決議案(修改本行之組織章程細則)。		
七	第七項之普通決議案(授權董事會增發新股)。		
八	第八項之普通決議案(授權董事會購回銀行本身股份)。		
九	第九項之普通決議案(擴大授予董事會根據第七項發行新股的權力)。		

2007年 __________ 月 __________ 日

股東簽署: ____________________

股東姓名: ____________________

附註:

1. 請用正楷填寫姓名及地址。
2. 請填寫以 閣下名義註冊的股份數目,凡未填寫清楚的委任書將被認為是代表所有以 閣下名義註冊的東亞銀行有限公司(「本行」)股份。
3. 閣下如欲委任代表出席上述會議,請將「大會主席或」字樣刪去,並在適當空格內填寫委任代表的姓名及地址。 閣下於填妥及交回代表委任書後仍可親自出席周年常會及於會上投票。在此情況下,委任代表文件將視為經已撤銷。
4. 請在每項決議案右邊適當空格按 閣下的投票意願填上「✓」號,倘無註明投票意願,則代表人可自行決定如何投票或放棄投票。
5. 若為聯名股東,本行只接受由排名最先的註冊股東親自或委任代表所投的一票為有效,因此,以股東名冊上排名次序較先的聯名股東享有優先投票權。
6. 此代表委任書必須由 閣下或以書面授權的代表簽署。若註冊股東為一家公司,必須蓋上公司印章或由正式書面授權的職員或授權人簽署。
7. 本代表委任書必須填妥簽署,並連同授權書或其他授權文件或由公證人簽署證明的授權文件副本,於股東周年常會或其續會召開48小時前送達香港皇后大道東28號金鐘匯中心26樓標準証券登記有限公司,方為有效。
8. 此委任書若有任何改動,必須由署名者加簡簽。

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this letter, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this letter.

This Letter is important and requires your immediate attention.

If you are in any doubt about the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser immediately.

BEA 東亞銀行

The Bank of East Asia, Limited

(Incorporated in Hong Kong with limited liability in 1918)
(Stock Code: 23)

Executive Directors:
Dr. The Hon. Sir David LI Kwok-po *(Chairman and Chief Executive)*
Mr. Joseph PANG Yuk-wing *(Deputy Chief Executive)*
Mr. CHAN Kay-cheung *(Deputy Chief Executive)*

Non-executive Directors:
Dr. LI Fook-wo
Mr. Aubrey LI Kwok-sing
Dr. William MONG Man-wai
Tan Sri Dr. KHOO Kay-peng
Mr. Richard LI Tzar-kai
Mr. Eric LI Fook-chuen
Mr. Stephen Charles LI Kwok-sze

Independent Non-executive Directors:
Mr. WONG Chung-hin
Dr. LEE Shau-kee
Dr. Allan WONG Chi-yun
Mr. Winston LO Yau-lai
Mr. Thomas KWOK Ping-kwong
Mr. TAN Man-kou
Mr. Kenneth LO Chin-ming

Registered Office:
10 Des Voeux Road Central
Hong Kong.

16th March, 2007

Dear Shareholder,

2006 FINAL SCRIP DIVIDEND SCHEME

1. Particulars of the Scrip Dividend Scheme

On 8th February, 2007 the Board of Directors of The Bank of East Asia, Limited (the "Bank") declared a final dividend of HK$1.03 per share for the year 2006 in cash and that any shareholder entitled to receive such dividend would be given the option to elect to receive new, fully paid shares in lieu of cash ("Scrip Dividend Scheme"). The dividend will be paid on or about Friday, 13th April, 2007 to shareholders whose names were on the Register of Members at the close of business on Friday, 16th March, 2007. The last date on which transfers were accepted for registration for participation in the Scrip Dividend Scheme was 13th March, 2007.

Shareholders thus have the choice of receiving:

(a) cash of HK$1.03 in respect of each share; or
(b) an allotment of shares of HK$2.50 each credited as fully paid ("New Shares") having a market value (as set out below) equal to the amount of dividend which shareholders could elect to receive in cash; or
(c) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of the New Shares means the average closing price on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of the existing shares of the Bank from Monday, 19th March, 2007 to Friday, 23rd March, 2007. The exact number of New Shares to which a shareholder electing to receive New Shares in lieu of cash will be entitled may only be determined after the close of business on 23rd March, 2007. The basis of allotment of the New Shares will be published in the press on Monday, 26th March, 2007.

Fractional entitlements to the New Shares in respect of choices (b) and (c) above will be disregarded and the benefit thereof will accrue to the Bank. The New Shares will, on issue, not be entitled to the final dividend in respect of the financial year ended 31st December, 2006, but will rank pari passu in all other respects with the existing shares.

2. Conditions of Scrip Dividend Scheme

The Scrip Dividend Scheme is conditional upon the passing of the relevant resolution at the forthcoming Annual General Meeting and the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the New Shares.

3. Share Certificates and Stock Exchange Listing

Application has been made to the Listing Committee of the Stock Exchange for a listing of and permission to deal in the New Shares. The certificates for the New Shares will be sent by ordinary mail to shareholders at their own risk on or about Friday, 13th April, 2007. Save that the US$550 million 5.625% Subordinated Notes due 2015 (Code: 2532) issued by the Bank in December 2005 are listed on the Stock Exchange, no part of the shares or other debt securities of the Bank is listed or dealt in on any stock exchange other than the Stock Exchange.

4. Central Clearing and Settlement System ("CCASS")

Shares issued by the Bank have been admitted as eligible securities for deposit and settlement in CCASS established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the shares of the Bank may be settled through CCASS. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

5. Form of Election

A Form of Election is enclosed *(see Note)* with this letter for use by shareholders who wish to receive the final dividend in New Shares or to make a permanent election to receive shares in lieu of any future dividends to be payable in cash with a scrip alternative. Please complete and return the enclosed Form of Election to reach Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, **by 4:00 p.m. on Monday, 2nd April, 2007**.

*Note: The Form of Election has not been enclosed for the shareholders who have previously elected to receive their dividends in scrip or in cash permanently. If you wish to change the permanent election, please inform Standard Registrars Limited by notice in writing **by 4:00 p.m. on Monday, 2nd April, 2007.***

If you wish to receive your dividend in cash in respect of the current final dividend, you need take no action. Shareholders who do not make an election to receive their dividend in scrip will receive the dividend in cash.

If you wish to receive New Shares in lieu of cash dividend, or partly cash and partly New Shares, in respect of the current final dividend, you should complete Box D and fill in the number of registered shares for which you wish your dividend to be paid in shares.

If you wish to receive New Shares in lieu of cash dividend in respect of the current final dividend and all future dividends permanently, you should enter a (✓) in Box E. A permanent election cannot be made in respect of part of your registered shares.

If you wish to receive all future dividends in cash permanently, you should sign the section on Permanent Receipt of Cash Dividend on the reverse side of the Form of Election.

6. Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scrip Dividend Scheme. Such shareholders receiving a copy of this letter and/or a Form of Election outside Hong Kong may not treat the same as an invitation to participate in the Scrip Dividend Scheme unless such invitation could lawfully be made to him without having to comply with any registration or other legal requirements in the relevant territory.

The Bank has made enquiries regarding the feasibility of extending the Scrip Dividend Scheme to shareholders with registered addresses in the United States of America. Since registration or filing or other procedure will need to be carried out in relation to the Scrip Dividend Scheme to comply with the relevant securities legislation in this country, the Directors have formed the view that it is not expedient to make available the Scrip Dividend Scheme to these shareholders. Therefore, shareholders whose registered addresses are in the United States of America or any of its territories or possessions will not be permitted to participate in the Scrip Dividend Scheme. Such shareholders will receive the 2006 final dividend wholly in cash and no Form of Election is being sent to such shareholders. Apart from shareholders in the United States of America, according to the Bank's Register of Members, there are some other shareholders whose registered addresses are outside Hong Kong. They are allowed to participate in the Scrip Dividend Scheme.

Yours faithfully,
Molly HO Kam-lan
Company Secretary

上述(乙)與(丙)項選擇下的新股的零碎股份將不予配發,而有關利益將歸本行所有。所發行的新股除不能享有截至2006年12月31日止的財政年度所宣佈派發的末期股息外，將與本行現有股份享有同等權益。

二、以股代息計劃之條件
是項以股代息計劃須待股東在周年常會上通過有關的決議案及聯交所上市委員會批准所建議發行的新股上市買賣方可作實。

三、寄發股票及新股報價上市
本行已向聯交所上市委員會申請批准將新股上市買賣。新股股票將約於2007年4月13日星期五以平郵寄予股東，如有郵誤，由收件股東承擔責任。除本行在2005年12月發行於2015年到期總值5億5,000萬美元的5.625%後償票據（代號：2532）在聯交所上市外，本行的股份或其他債務證券目前並無於聯交所以外的其他證券交易所上市買賣。

四、中央結算及交收系統（「中央結算系統」）
本行的股份已被納入香港中央結算有限公司設立及管理的中央結算系統為合資格證券。投資者可透過中央結算系統交收買賣本行股份。投資者應就此等交收安排詳情及此等安排對其權利及權益的影響程度向其證券經紀或其他專業顧問徵詢意見。

五、選擇表格
本行現隨函附上一份選擇表格*（見附註）*，以便股東就末期股息選擇收取新股，或就將來在派發現金股息同時可選擇收取股份以代替現金股息的情況下，作出固定長期收取股份股息的選擇。請填妥所附選擇表格，於2007年4月2日星期一下午4時前交回並送達香港皇后大道東28號金鐘匯中心26樓標準証券登記有限公司。

*附註：凡於較早時已選擇長期收取新股或現金股息的股東均不獲寄發選擇表格。如需更改長期選擇，請於**2007年4月2日星期一下午4時前**以書面通知標準証券登記有限公司。*

閣下如欲就今次末期股息收取現金股息，則無須採取任何行動。股東若不作收新股代替現金的選擇，將收到現金股息。

閣下如欲就今次末期股息收取新股，或部分現金及部分新股，請在丁欄內填上選擇以股代息的已登記股數。

閣下如欲就今次末期股息及日後獲派發的股息選擇長期收取股份，請在戊欄內加上(✓)號。 閣下不得將名下部分股份選擇長期收取股份代替現金。

閣下如欲長期收取現金股息，請在表格背頁長期收取現金股息項下簽署。

六、香港以外地區的股東
凡身居香港以外地區的股東均應向其銀行或其他專業顧問諮詢，以確定在參與以股代息計劃之前是否須獲當地政府或其他機構的同意或須完成辦理其他手續。凡身居香港以外地區而獲寄予本函件及／或選擇表格的股東，除非當地法律允許本行發出此項邀請而無須在有關地區辦理登記或其他法律手續，否則概不得將上述函件及／或表格作為參與以股代息計劃之邀請論。

本行已就向註冊地址位於美國的股東提供以股代息計劃之可行性進行查詢，鑑於以股代息計劃須根據此國家證券法例辦理註冊、登記或其他手續，董事會認為不適宜提供以股代息計劃予該等股東。因此，註冊地址為美國及其領土或屬土的股東均不可參與以股代息計劃。該等股東將全部以現金收取2006年度末期股息，並不獲寄發選擇表格。除在美國的股東外，根據本行的股東名冊，本行亦有些股東其註冊地址在香港以外地區，該等股東會獲准參與以股代息計劃。

此致
列位股東　台照

公司秘書
何金蘭　謹啟
2007年3月16日

示，概不對因本函全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

此乃要件　請即處理

如　閣下對應採取的行動有任何疑問，應立即請教　閣下的股票經紀或其他註冊證券商、銀行經理、律師、會計師或其他專業顧問。

BEA東亞銀行

東亞銀行有限公司

(1918年在香港註冊成立之有限公司)
(股份代號：23)

執行董事：
李國寶爵士 *(主席兼行政總裁)*
彭玉榮先生 *(副行政總裁)*
陳棋昌先生 *(副行政總裁)*

非執行董事：
李福和博士
李國星先生
蒙民偉博士
丹斯里邱繼炳博士
李澤楷先生
李福全先生
李國仕先生

獨立非執行董事：
黃頌顯先生
李兆基博士
黃子欣博士
羅友禮先生
郭炳江先生
陳文裘先生
駱錦明先生

註冊辦事處：
香港
德輔道中10號

敬啟者：

2006年度末期以股代息計劃

一、股息派發詳情

東亞銀行有限公司(「本行」)董事會於2007年2月8日宣佈派發2006年度末期股息每股港幣1.03元，惟股東可選擇收取已繳足股款的新發行股份以代替現金股息(「以股代息計劃」)。是項股息將約於2007年4月13日星期五派發予2007年3月16日星期五辦公時間結束時已登記在股東名冊上的股東。參與是次以股代息計劃的最後接受辦理股份過戶登記日期為2007年3月13日。

股東因此可選擇收取下列任何一項：

(甲) 每股港幣1.03元現金；或
(乙) 每股面值港幣2.50元的已繳足股份(「新股」)。新股的市值(見下文)相等於股東所能選擇收取的現金股息；或
(丙) 部分現金及部分新股。

在計算股東所應獲發給的新股數目時，新股的市值將按本行現有股份在香港聯合交易所有限公司(「聯交所」)於2007年3月19日星期一至3月23日星期五的平均收市價計算。因此，凡選擇收取新股以代替現金的股東所應獲發給的新股數目須待2007年3月23日聯交所收市後方能確定。發給新股的計算基準將於2007年3月26日星期一在報章公佈。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
此乃重要文件　請立即處理

BEA東亞銀行

The Bank of East Asia, Limited 東亞銀行有限公司 *(Stock Code: 23)*

2006 FINAL SCRIP DIVIDEND SCHEME - FORM OF ELECTION
2006末期以股代息計劃 - 選擇表格

IF YOU WISH TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND EITHER IN WHOLE OR IN PART YOU MUST COMPLETE THIS FORM AND RETURN IT TO REACH THE SHARE REGISTRAR OF THE BANK, STANDARD REGISTRARS LIMITED, 26/F, TESBURY CENTRE, 28 QUEEN'S ROAD EAST, HONG KONG BEFORE THE DEADLINE AS SPECIFIED IN BOX A BELOW.
如擬就派發之現金股息選擇全部或部分收取股份，則最遲須於下列甲欄內所示之截止日期前將表格填妥交回並送達本行之股份登記處，標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。
IF YOU WISH TO RECEIVE CASH DIVIDEND IN WHOLE FOR THE CURRENT DIVIDEND, YOU NEED NOT COMPLETE THIS FORM. HOWEVER, IF YOU WISH TO RECEIVE ONLY CASH IN RESPECT OF ALL FUTURE DIVIDENDS, PLEASE SIGN THE NOTICE ON THE REVERSE OF THIS FORM.
如欲以全部現金收取是期股息，無須填寫本表格。不過，如有意就日後獲派發之股息全部收取現金，請填寫及簽署本表格背後之通知。

BOX A 甲欄	DEADLINE TO RETURN THIS FORM (RECEIVED BY THE REGISTRAR) 交回此表格截止日期（以送達股份登記處為準）	4:00 P.M., MONDAY, 2ND APRIL, 2007 2007年4月2日星期一下午4時

BOX B 乙欄	NAME(S) AND ADDRESS OF SHAREHOLDER(S) 股東姓名及地址

SPECIMEN

BOX C 丙欄	NUMBER OF REGISTERED SHARES AS AT 16TH MARCH, 2007 於2007年3月16日登記持有之股數

ELECTION FOR SHARES (ONLY FOR THE 2006 FINAL DIVIDEND OF HK$1.03 PER SHARE)
選擇收取股份（只就每股港幣1.03元之2006年度末期股息作出選擇）

IF YOU ELECT TO RECEIVE SHARES IN LIEU OF THE CASH DIVIDEND IN WHOLE OR IN PART OF YOUR REGISTERED SHARES, INSERT IN BOX D THE NUMBER OF YOUR REGISTERED SHARES IN RESPECT OF WHICH YOU ELECT TO RECEIVE SHARES.
如擬就名下登記持有股數之全部或部分選擇收取股份以代替現金股息，請在丁欄內填上該已登記之股數。

BOX D 丁欄	NUMBER OF REGISTERED SHARES FOR WHICH DIVIDEND TO BE PAID IN SHARES 選擇以股代息之已登記股數	

NOTE : IF YOU SIGN THIS FORM BUT DO NOT SPECIFY THE NUMBER OF SHARES IN RESPECT OF WHICH YOU WISH TO RECEIVE SHARES IN LIEU OF CASH OR IF YOU ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF A GREATER NUMBER OF SHARES THAN YOUR REGISTERED HOLDING THEN IN EITHER CASE YOU WILL BE DEEMED TO HAVE EXERCISED YOUR ELECTION IN RESPECT OF ALL THE SHARES REGISTERED IN YOUR NAME.
附註 ： 如 閣下簽妥此表格，但未註明意欲收取股份以代替現金股息之股數，或選擇收取股份以代替現金股息之股數，比登記在名下者為多，在此任何一種情況下，閣下將被視作已選擇名下全部股份收取股份代替現金股息。

PERMANENT ELECTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND (FROM 2006 FINAL DIVIDEND ONWARDS)
選擇長期收取股份代替現金股息（由2006年度末期息開始）

ENTER A TICK (✓) IN BOX E IF YOU WISH TO RECEIVE, IN RESPECT OF ALL REGISTERED SHARES, SHARES INSTEAD OF CASH IN RESPECT OF THE CURRENT AND FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES. **A PERMANENT ELECTION CANNOT BE MADE IN RESPECT OF PART OF YOUR REGISTERED SHARES.**
閣下如擬就是期股息及日後獲派發之股息，在可選擇收取股份以代替現金股息時，就名下所有股份全部收取以股代息，即請在戊欄內加上（✓）號。
閣下不得將名下部分股份選擇長期收取股份代替現金。

COMPLETION OF BOX E BELOW WILL AUTOMATICALLY INVALIDATE ANY ENTRY IN BOX D.
一旦填寫戊欄後，丁欄所填一切即告失效。

BOX E 戊欄	PERMANENT ELECTION FOR SHARES 選擇長期收取股份	

To The Bank of East Asia, Limited 致東亞銀行有限公司：
I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), GIVE NOTICE OF ELECTION TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF THE DIVIDENDS PAYABLE ON THE SHARES REGISTERED IN MY/OUR NAME(S) IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE.
本人／吾人為下面簽署及上列之股東，茲通知本人／吾人名下之股份所應獲派發之股息，將根據以上所作指示，收取股份以代替現金股息。

SPECIMEN

(1) ______ (2) ______ (3) ______ (4) ______

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ______________________

TEL. NO. 電話號碼	

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN. (ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.
附註 ：（一）所有聯名持有人均須簽署。（二）股東如屬有限公司，則表格須由正式授權人簽署。

NO ACKNOWLEDGEMENT OF RECEIPT OF THIS FORM WILL BE ISSUED.
本行不會就收到本表格一事發給收據。
CERTIFICATE(S) AND/OR DIVIDEND WARRANT FOR THE ENTITLEMENT WILL BE SENT BY ORDINARY MAIL TO THE SHAREHOLDER(S) AT HIS/THEIR RISK TO THE ADDRESS AS SHOWN ABOVE. CASH DIVIDEND WILL BE PAID IN ACCORDANCE WITH STANDING INSTRUCTIONS (IF ANY).
應得之股票及／或股息單將以平郵按上列地址寄予股東，如有郵誤，由收件股東自行負責。倘股東已於事前發出股息處理指示，則現金股息將會遵囑辦理。

DATE ON WHICH THE CERTIFICATE(S) AND/OR DIVIDEND WARRANT WILL BE SENT 股票及／或股息單寄發日期	FRIDAY, 13TH APRIL, 2007 2007年4月13日星期五

Serial No. 006351

PERMANENT RECEIPT OF CASH DIVIDEND
長期收取現金股息

I/WE, THE UNDERSIGNED AND ABOVE-NAMED SHAREHOLDER(S), HEREBY GIVE NOTICE THAT I/WE WISH TO RECEIVE ALL FUTURE DIVIDENDS IN CASH IN RESPECT OF ALL MY/OUR REGISTERED SHARES. I/WE DO NOT INTEND TO ELECT TO RECEIVE SHARES IN LIEU OF CASH IN RESPECT OF ALL FUTURE DIVIDENDS WHICH ARE DECLARED IN CASH WITH AN OPTION TO ELECT FOR SHARES FOR ALL MY/OUR REGISTERED SHARES. I/WE REQUEST THE BANK NOT TO SEND ANY FORM OF ELECTION UNTIL MY/OUR FURTHER NOTICE IN WRITING AND ACCORDINGLY WAIVE ANY RIGHTS IN THAT RESPECT UNDER THE ARTICLES OF ASSOCIATION OF THE BANK.
本人／吾人為下面簽署及上列之股東，茲通知 貴銀行，本人／吾人欲就名下登記之股份日後所獲派發之股息，全部收取現金。本人／吾人無意就名下登記之股份選擇收取股份以代替現金股息。同時要求 貴銀行無須再寄予有關之選擇表格，直至本人／吾人之書面通知為止，亦即放棄根據公司組織章程細則股東應獲寄予選擇表格之權利。

NOTE : THIS REQUEST CAN BE REVOKED AT ANY TIME BY NOTICE IN WRITING TO THE SHARE REGISTRAR OF THE BANK, SUCH REVOCATION NOTICE IS ONLY APPLICABLE TO THOSE DIVIDENDS DECLARED OR PAID AFTER SUCH NOTICE IS RECEIVED BY THE REGISTRAR.
附註 : 本指示可隨時由股東向本行股份登記處發出書面通知予以撤消，撤消通知僅適用於自股份登記處收到該通知以後所宣佈派發或支付之股息。

SPECIMEN

(1) (2) (3) (4)

SIGNATURE(S) OF SHAREHOLDER(S) 股東簽署

DATE 日期 ________________

TEL. NO. 電話號碼	

NOTE : (i) IN THE CASE OF JOINT HOLDERS, ALL MUST SIGN.
(ii) IN THE CASE OF A CORPORATION, THIS FORM SHOULD BE SIGNED BY AN AUTHORISED PERSON.
附註 : （一）所有聯名持有人均須簽署。
（二）股東如屬有限公司，則表格須由正式授權人簽署。

SPECIMEN

END